Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2004

CONVERIUM HOLDING AG

(Translation of registrant’s name into English)

Baarerstrasse 8

CH-6300 Zug
Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

This document contains certain information recently provided to our shareholders in connection with our offering of 106,683,245 registered shares (the “Offering”). This document does not constitute an offer of, or an invitation by or on behalf of us to purchase, any securities.

Unless the context otherwise requires, references to “Converium,” “Converium Group,” “we,” “us” and “our” refer to Converium Holding AG and its consolidated subsidiaries, taken as a whole.

We publish our financial statements in U.S. dollars, and unless we note otherwise, all amounts are expressed in U.S. dollars. As used herein, references to “U.S. dollars,” “dollars” or “$” and “cents” are to U.S. currency, references to “Swiss francs” or “CHF” are to Swiss currency, references to “yen” or “Japanese yen” are to Japanese currency, references to “British pounds” or “£” are to British currency and references to “euro” or “€” are to the single European currency of the member states of the European Monetary Union at the relevant time.

i

Cautionary note regarding forward-looking statements

This document contains certain forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements.

In particular, statements using words such as “expect,” “anticipate,” “intend,” “believe” or words of similar import generally involve forward-looking statements. The specific forward-looking statements cover, among other matters, the amount of capital our businesses require and impact of our capital improvement measures, including the run-off of our North American business, our reserve position, the reinsurance market, the outcome of insurance regulatory reviews, our operating results, the rating environment and the prospects for improving results. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements should not be considered a representation by us that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including the following:

•	certain statements in “Background and reasons for the Offering” with regard to capital improvement measures, strategy and management objectives, market conditions, market standing and premium volume;

•	certain statements in “Management’s discussion and analysis of financial condition and results of operation” with regard to trends in results, prices, rates, volumes, operations, investment results, margins, overall market trends, risk management and exchange rates;

•	certain statements in “Business” with regard to strategy and management objectives, trends in market conditions, prices, rates, market standing and premium volumes, investment results, litigation and the effects of changes or prospective changes in regulation; and

•	certain statements in “Regulation” with regard to the effects of changes or prospective changes in regulation.

In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements should not be considered a representation by us that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including the following factors set forth in “Risk factors”:

•	the impact of the recent ratings downgrades and the further lowering or loss of one of our financial strength ratings or the failure of Standard & Poor’s to raise our ratings upon completion of the Offering;

•	uncertainties in our reserving process;

•	risks associated with implementing our revised business strategy and our capital improvement measures and the run-off of our North American business;

•	cyclicality of the reinsurance industry;

ii

•	the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates;

•	acts of terrorism and acts of war;

•	changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio;

•	actions of competitors, including industry consolidation and development of competing financial products;

•	a decrease in the level of demand for our reinsurance or increased competition in our industries or markets;

•	a loss of our key employees or executive officers;

•	political risks in the countries in which we operate or in which we reinsure risks;

•	the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we operate or where our subsidiaries are organized;

•	changes in our investment results, including as a result of the changed composition of our invested assets or changes in our investment policy;

•	failure of our retrocessional reinsurers to honor their obligations;

•	failure to prevail in any current or future arbitration or litigation;

•	our ability to obtain applicable regulatory approval for our capital improvement measures; and

•	extraordinary events affecting our clients, such as bankruptcies and liquidations.

The factors listed above should not be construed as exhaustive. We cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements. Except as otherwise required by law, we undertake no obligation to publicly release any future revisions we may make to forward-looking statements to reflect subsequent events or circumstances or to reflect the occurrence of unanticipated events.

iii

Risk factors

You should carefully consider the following risk factors and the other information herein. The occurrence of any one or more of the following could materially adversely affect your investment in us or our business and operating results.

Risks relating to Converium and the reinsurance industry

If we do not successfully implement our new strategy or if such strategy is not effective, it could have a material adverse effect on our business, financial condition, results of operations and cash flows

The recent adverse developments with respect to reserves and our ratings require that we reevaluate our global strategy to maximize shareholder value. See “Background and reasons for the Offering — The case for recapitalizing Converium.”

There can be no assurance, however, that we will be able to successfully implement our new strategy. The implementation and the success of this strategy is based on a certain number of assumptions (including continued client acceptance outside the United States) and factors that are not under our control. If economic conditions, our competitive position, our rating level or our financial condition are not consistent with these assumptions or our objectives, or if the measures envisaged by the new strategy are insufficient, it is possible that our strategy would fail and that we would not achieve our objectives. In this case, our business and financial condition could deteriorate and new measures would need to be devised.

In particular, our new strategy is dependent upon Standard & Poor’s raising our ratings to at least “BBB+”. On September 27, 2004 Standard & Poor’s announced that it was their expectation that they would so upgrade our ratings if the Offering is completed and barring any material unforeseen event. If, as a result of any such event or otherwise, Standard & Poor’s does not raise our ratings to at least “BBB+”, we will not be able to implement our new strategy, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Even if Standard & Poor’s raises our ratings, the decision to place CRNA into run-off and to transfer the underwriting of all North American non-life business to Zurich and Bermuda is expected to result in a reduction of gross written premium of North American originated business of $1.0 billion or more for underwriting year 2005, predominantly in Standard Property & Casualty Reinsurance and Speciality Lines. Based on most recent feedback from non-U.S. insurers, Converium currently expects its non-U.S. premium volume for underwriting year 2005 to be reduced by up to 40% compared to 2004. Accordingly, our preliminary estimates are that in underwriting year 2005 our total gross written premiums will be on the order of half the total for 2004. However, there can be no assurances that we will not experience further premium declines.

The recent ratings downgrades, and any further downgrades, of our ratings could have a material adverse effect on our business, financial condition, result of operations or cash flows

On September 1, 2004, A.M. Best downgraded our financial strength rating to “B++” from “A–” and our issuer credit rating to “bbb” from “a–”. These ratings remain under review with negative implications pending the successful completion of this Offering. At the same time, A.M. Best downgraded the financial strength rating to “B–” from “A–” and the issuer credit rating to “bb–” from “a–” of CRNA following our announcement of our intention to place CRNA into run-off. This rating has been assigned a negative outlook by A.M. Best.

On September 29, 2004, A.M. Best affirmed the financial strength ratings of “B++” and upgraded the issuer credit rating to “bbb+” from “bbb” of Converium AG, Converium Rückversicherung (Deutschland) AG and Converium Insurance (UK) Ltd. These ratings have been removed from under review and assigned a stable outlook. At the same time, A.M. Best downgraded the financial strength rating to “B” from “B++” and the issuer credit rating to “bb” from “bbb” of CINA. A.M. Best also downgraded the issuer credit rating to “b-” from “bb-” of CHNA. These ratings have been removed from under review and assigned a negative outlook.

On September 10, 2004, Standard & Poor’s lowered both the long-term counterparty credit and insurer financial strength ratings of Converium AG to “BBB” from “A-” and Converium Rückversicherung (Deutschland) AG and Converium Insurance (UK) Ltd. to “BBB-” from “A-”. In addition, Standard & Poor’s lowered the long-term counterparty credit and senior unsecured debt ratings on Converium Holdings (North America) Inc. to “BB” from “BBB-” and its junior subordinated debt rating on Converium Finance S.A. to “BB+” from “BBB”. At the same time, Standard & Poor’s lowered its long-term counterparty credit and insurer financial strength ratings of CRNA to “R” from “BB+”.

On September 27, 2004, Standard & Poor’s revised to positive from developing its CreditWatch implications on the long-term counterparty credit and insurer financial strength ratings on Converium AG. All other ratings remain on CreditWatch with developing implications. In addition, Standard & Poor’s noted that if the Offering is completed and barring any material unforeseen event, it expects to raise its long-term ratings on Converium AG to “BBB+” and its long-term junior subordinated debt rating on Converium Finance S.A. to “BBB-”. Standard & Poor’s also noted that an acceptable guarantee would allow Standard & Poor’s to rate Converium Rückversicherung (Deutschland) AG and Converium Insurance (UK) Ltd. in line with Converium AG. Our revised strategy as described herein is substantially dependent upon Standard & Poor’s upgrading our ratings.

Claims-paying ability and financial strength ratings are a key factor in establishing the competitive position of reinsurers. Given that our main competitors hold higher ratings than us, our current ratings may significantly hinder our competitive position. Our ratings may not satisfy the criteria required by some of our clients and brokers or the requirements under our existing reinsurance contracts, which would negatively impact new business and adversely affect our ability to compete in our markets. The reduction in our ratings will result in a significant decline in our premium volume.

Additionally, contracts representing approximately one-third of our total ultimate premiums with our cedents contain termination provisions relating to a downgrade of our ratings. As a result of recent downgrades, the termination provisions of many of our contracts have been triggered giving rise to a right of termination in favor of the cedent that allows the cedent to terminate the contract on a prospective basis from the date of termination. Alternatively, the cedent and the reinsurer may renegotiate the terms of the contract. In renegotiating the contract terms, the cedent will usually require the reinsurer to post collateral to secure the obligations under the contract, which would have negative financial implications for us, as reinsurer. Moreover, limitations on our ability to post collateral could force us to renegotiate the contracts on significantly less favorable terms than if we were able to post collateral or lead to the termination of the contracts by cedents. Our recent ratings downgrades may make cedents less inclined to renegotiate the contracts at all, and has led to an increased rate of terminations.

The recent downgrades of our ratings have also made it more difficult to renew our existing contracts, without regard to whether or not the existing contract contains a ratings trigger. A significant portion of our existing contracts are up for renewal on January 1, 2005. We expect we will not be able to renew a significant portion of these contracts, which will, in turn, lead to a corresponding reduction in our premiums written. See “Management’s discussion and analysis of financial condition and results of operations — Future impact of recent developments”.

Our Master Retrocession Agreement for our financing contracts in Life & Health Reinsurance contains a rating trigger offering the retrocessionaire the right to terminate the Master Retrocession Agreement in case the Standard & Poor’s rating of Converium Rückversicherung (Deutschland) AG falls below “BBB”. The retrocessionaire has exercised this right and will recapture the cessions and Converium Rückversicherung (Deutschland) AG is obliged to pay back the Experience Account Balance, i.e. the non-amortized financing, as a recapture fee, which will be offset by a relief of deferred acquisition costs.

Our syndicated letter of credit facility contains ratings triggers which required us to post collateral to secure the total commitments as a result of the downgrade of Converium AG’s ratings below “A–” by Standard & Poor’s.

The pool members’ agreement with respect to GAUM provides that if a member of the pool has its financial strength rating downgraded below “BBB+” by Standard & Poor’s Rating Service it may be served with a notice terminating its membership of the pool upon approval by the committee of representatives of the pool. We believe that no formal action has been taken by the pool membership committee to serve a notice terminating our membership on us. However, the committee has discussed our downgrade and sought to take action to limit our rights to dispute the validity of any notice served on us. We expect that continuation of our membership at our current rating is likely to be conditional upon our entering fronting arrangements acceptable to other pool members in a timely fashion and thereafter maintaining such arrangements. We are currently negotiating formal written fronting arrangements that we believe would prevent our termination of membership in the pool, however there is no assurance that such an arrangement can be effectuated. We further expect that the fronting arrangement would require us to post collateral to secure reinsurance obligations under the fronting arrangements. Even if we are able to implement definitive fronting arrangements, such arrangements will have the effect of reducing our margins in GAUM line of business due to the fees and commissions payable in connection with the fronting arrangements. If our membership were terminated, we would not be permitted to participate in future pool business and would have to collateralize by way of a letter of credit our obligations under the business written by the pool in our name prior to our termination. If our membership were terminated, we also may be required to sell our shares in GAUM at a market value as agreed by the parties or as determined by an independent appraiser. If the value of our investment in GAUM declines, we may be required to take an impairment charge.

There can be no assurance that our capital improvement measures will enable us to improve or maintain our ratings.

Our loss reserves may not adequately cover future losses and benefits

Our loss reserves may prove to be inadequate to cover our actual losses and benefits experience. To the extent loss reserves are insufficient to cover actual losses, loss adjustment expenses or future life benefits, we would have to add to these loss reserves and incur a charge to our earnings which could have a material adverse effect on our financial condition, results of operations or cash flows.

After giving effect to our reserve strengthening in June 2004, we had $8,520.8 million of gross reserves and $7,229.2 million of net reserves for losses and loss adjustment expenses. If we underestimated these net reserves by 5%, this would have resulted in an additional $361.5 million of incurred losses and loss adjustment expenses, before income taxes, for the six months ended June 30, 2004.

Loss reserves do not represent an exact calculation of liability, but rather are estimates of the expected cost of the ultimate settlement of losses. All of our loss reserve estimates are based on actuarial and statistical projections at a given time, facts and circumstances known at that time and estimates of trends in loss severity and other variable factors, including new concepts of liability and general economic conditions. Changes in these trends or other variable factors could result in claims in excess of our loss reserves.

Unforeseen losses, the type or magnitude of which we cannot predict, may emerge in the future. These additional losses could arise from newly acquired lines of business, changes in the legal environment, or extraordinary events affecting our clients such as reorganizations and liquidations or changes in general economic conditions. We continue to conduct pricing, loss reserving, claims and underwriting studies for many casualty lines of business, including those in which preliminary loss trends are noted.

In addition, because we, like other reinsurers, do not separately evaluate each of the individual risks assumed under reinsurance treaties, we are largely dependent on the original underwriting decisions made by ceding companies. We are subject to the risk that our ceding companies may not have adequately evaluated the risks to be reinsured and that the premiums ceded to us may not adequately compensate us for the risks we assume.

We have experienced significant adverse development in our U.S. casualty reinsurance lines for the last several years. Since 2001, we have recorded a total of $668.5 million of additional provisions on its non-life business (2001: $123.6 million; 2002: $148.5 million; 2003: $(31.3) million; and first half of 2004: $427.7 million).

During the third quarter of 2004, we commissioned the actuarial consulting firm Tillinghast to perform an independent actuarial review of our non-life loss and allocated loss adjustment expense reserves as of June 30, 2004 in respect of the Zurich and New York originated businesses. These reserves amount to $6.8 billion and represent 94.9% of our total reserves. Tillinghast’s analysis was based on data available at the time we issued our second quarter 2004 financial statements supplemented by recent commutations.

As a result of their independent review, Tillinghast concluded that our overall net reserves as of June 30, 2004, in total, for the segments reviewed, are below their point estimate. Tillinghast’s point estimate for the relevant businesses exceeds our carried reserves as of June 30, 2004 by $212.9 million or by approximately 3.2%. The Tillinghast review was performed on our overall net reserves for the segments of business analyzed. Tillinghast has not expressed an opinion on the reserves at the statutory entity level.

Certain contracts assumed or retroceded by us have provisions whereby the premiums paid to or by us are affected by the losses under the contract. The results of the Tillinghast study imply that we would be required to pay an additional $25.7 million of premiums under a retroceded contract and would receive additional premium under certain assumed contracts. Assuming the Tillinghast point estimate, we estimate this additional premium receivable to be $10.6 million.

We are taking Tillinghast’s study under consideration and, following a detailed analysis of the specific conclusions, will make adjustments to carried reserves in the third quarter 2004 to reflect the new information received. Current estimates of anticipated adjustments indicate that a further strengthening of overall net reserves by between $50 million and $100 million will be appropriate in order to bring our carried reserves closer to Tillinghast’s point estimate.

We did not commission Tillinghast to review the remaining businesses ($0.4 billion or 5.1% of our carried loss and loss adjustment expense reserves) as they have not experienced the type of volatility we experienced in the business originated out of North America.

See “Management’s discussion and analysis of financial condition and results of operations — Non-life loss and loss adjustment reserves” and “Background and reasons for the Offering.”

We may be unable to meet the collateral requirements necessary for our business

There has been an increased trend in our industry for a ceding company to require reinsurers to post collateral in excess of applicable regulatory collateral requirements in order to secure the reinsurers’ obligations to pay claims. In addition to the industry trends, we may be required to post collateral in other circumstances including as a result of recent downgrade of our ratings. We may have greater limitation on our ability to post collateral than some of our competitors.

Our syndicated letter of credit facility contains restrictions which limit our ability to post collateral. In order to meet expected additional requirements to post collateral we intend to enter into a new letter of credit facility; however there can be no assurance that we will be able to enter into a new facility on reasonable terms if at all and we currently have limited availability under our existing facility. These factors may further impair our ability to post collateral required by ceding companies. If we are unable to meet the collateral requirements of ceding companies, we would be limited in our business opportunities, which could have a material adverse effect on our financial condition, results of operations or cash flows.

The pool members’ agreement with respect to GAUM provides that if a member of the pool has its financial strength rating downgraded below BBB+ by Standard & Poor’s Rating Service it may be served with a notice terminating its membership in the pool upon approval by the committee of representatives of the pool. We believe that no formal action has been taken by the pool membership committee to serve a notice terminating our membership on us. However, the committee has discussed our downgrade and sought to take action to limit our rights to dispute the validity of any notice served on us. We expect that continuation of our membership at our current rating is likely to be conditional upon our entering fronting arrangements acceptable to other pool members in a timely fashion and thereafter maintaining such arrangements. We are currently negotiating formal written fronting arrangements that we believe would prevent termination of our membership in the pool, however there is no assurance that such an arrangement can be effected. We further expect that such fronting arrangements would require us to post collateral to secure our reinsurance obligations under the fronting arrangements. If our membership were terminated, we would not be permitted to participate in future pool business and would have to collateralize by way of a letter of credit our obligations under the business written by the pool in our name prior to our termination. Currently, the amount that would need to be collateralized is $77.0 million and the current annual cost of providing such security is likely to be approximately $0.5 million. The amount of the collateral and the cost of providing it may fluctuate depending on, among other things, market conditions and the performance of the pool business.

See “Background and reasons for the Offering — Recent reserve strengthening and subsequent asset impairments — Ratings actions and special termination clauses”.

We are subject to the cyclicality of the reinsurance industry

The insurance and reinsurance industries, particularly the non-life market, are cyclical. Historically, operating results of reinsurers have fluctuated significantly because of volatile and sometimes unpredictable developments, many of which are beyond their direct control. These developments include:

•	price competition and price setting mechanisms of clients;

•	frequency of occurrence or severity of both natural and man-made catastrophic events;

•	levels of capacity and demand;

•	general economic conditions; and

•	changes in legislation, case law and prevailing concepts of liability.

As a result, the reinsurance business historically has been characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of underwriting capacity permitted attractive premium levels. Following the terrorist attacks of September 11, 2001, premium levels increased for most lines of business, some of which have been maintained until today. However, there can be no assurance that such increased premium levels will continue in any line of business in which we participate. We expect to continue to experience the effects of cyclicality, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our exposure to catastrophic events, both natural and man-made, may cause large losses

A catastrophic event or multiple catastrophic events may cause large losses and could have a material adverse effect on our business, financial condition, results of operations or cash flows. Natural catastrophic events to which we are exposed include windstorms, hurricanes, earthquakes, tornadoes, severe hail, severe winter weather, floods and fires, and are inherently unpredictable in terms of both their occurrence and severity. For example, in 1999 and 2002, the reinsurance industry suffered losses from unusually strong and widespread windstorms and flooding in Europe. These events adversely affected our results. More recently, the reinsurance industry suffered losses from hurricanes in the United States and the Caribbean.

We are also exposed to man-made catastrophic events which may have a significant adverse impact on our industry and on us. It is possible that both the frequency and severity of man-made catastrophic events will increase.

As a result, claims from natural or man-made catastrophic events could cause substantial volatility in our financial results for any period and adversely affect our financial condition, results of operations or cash flows. Our ability to write new business could also be impacted. We believe that increases in the value and geographic concentration of insured property and the effects of inflation will increase the severity of claims from catastrophic events in the future.

The extent of our losses from catastrophic occurrences is a function of the total insured amount of losses our clients incur, the number of our clients affected, and the frequency and severity of the events. In addition, depending on the nature of the loss, the speed with which claims are made and settled, and the terms of the policies affected, we may be required to make large claims payments upon short notice. We may be forced to fund these obligations by liquidating investments unexpectedly and in unfavorable market conditions, or by raising funds at unfavorable costs, both of which could adversely affect the results of our operations.

Our efforts to protect ourselves against catastrophic losses, such as the use of selective underwriting practices, the purchasing of reinsurance (which, when bought by a reinsurer such as Converium, is known as retrocessional reinsurance) and the monitoring of risk accumulations may not prevent such occurrences from adversely affecting our profitability or financial condition.

The majority of the natural catastrophe reinsurance we write relates to exposures within the United States, Europe and Japan. Accordingly, we are exposed to natural catastrophic events, which affect these regions, such as U.S. hurricane, California earthquake, European windstorm and Japanese earthquake events. Our estimated potential losses, on a probable maximum loss basis, before giving effect to our retrocessional protection, are currently managed to a self-imposed maximum gross event limit of $500 million for a 250-year return period loss. See “Business — Catastrophe risk management and protection.”

Terrorist attacks, national security threats, military initiatives and political unrest could result in the payment of material insurance claims and may have a negative effect on our business

Threats of terrorist attacks, national security threats, military initiatives and political unrest, including those in Iraq, Afghanistan and the Middle East, have had and may continue to have a significant adverse effect on general economic, market and political conditions, increasing many of the risks in our businesses. We cannot predict the long-term effects of terrorist attacks, threats to national security, military initiatives and political unrest on our businesses at this time.

Although Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our exposure for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289.2 million, net of retrocessional reinsurance recoveries, terrorist attacks and other man-made catastrophic events may have a material adverse effect on our business, financial condition or results of operations. For a discussion of the impact of the September 11th terrorist attacks on our business, see Note 8 to our 2003 consolidated financial statements.

The run-off of our North American business subjects us to particular risks

We have discontinued the writing of substantially all new business in North America and have decided to take the following additional steps with respect to our North American business:

•	CRNA has been placed into run-off and we will seek to commute its liabilities wherever appropriate;

•	We expect to implement a fronting arrangement to enable us to continue to participate in the GAUM pool;

•	We ceased writing new business from CINA until such time as it is an accepted carrier for our clients;

•	We will offer reinsurance for U.S.-origin business to select U.S. based clients. This business will be underwritten and managed through Converium AG, Zurich or its Bermuda Branch.

By placing CRNA into run-off, it became subject to increased regulatory scrutiny and our plans are subject to the approval of state insurance regulators in the United States. Although we cannot predict the effect of any future regulatory orders or proceedings, state insurance regulatory agencies in the United States have broad power to institute proceedings and seek consensual orders to, among other things, take possession of the property of an insurer and to conduct the business of such insurer under rehabilitation and liquidation statutes. On September 7, 2004, we entered into a letter of understanding with the Connecticut Department of Insurance pursuant to which CRNA will be prevented from taking a number of actions, including the payment of any dividends, without the approval of the Connecticut Department of Insurance. Other insurance regulators may seek similar agreements or initiate other proceedings or actions. See “— Regulatory or legal changes could adversely affect our business” and “Regulation — United States.”

The recent ratings downgrades as well as our decision to place CRNA into runoff have triggered “special funding” clauses in CRNA’s and CINA’s reinsurance and insurance contracts. These clauses require CRNA and CINA to provide collateral for their payment obligations under those contracts. In addition, state insurance regulators may request that CRNA and CINA make special deposits in their states or provide collateral for contracts issued to residents of their states. The approval of the Connecticut Insurance Department is required before we provide any such collateral. If the Connecticut Insurance Department withholds its approval, we would be in default under contracts that have special funding clauses unless the other party to the contract has waived the requirement. In addition, state insurance regulators that requested special deposits or collateral could seek to revoke CRNA’s or CINA’s licenses or initiate proceedings to take possession of the property, business and affairs of CRNA or CINA in their respective states.

Additionally, there can be no assurances that commutations may be available on terms that are appropriate to our decision to run-off our North American business or that are economically acceptable.

We are currently negotiating formal written fronting arrangements with respect to our participation in GAUM but there can be no assurance that we will ultimately be able to enter into any such arrangements. Our failure to enter into such arrangements could result in our termination of membership in the pool. Even if we are able to implement definitive fronting arrangements, such arrangements will have the effect of reducing our margins in GAUM line of business due to the fees and commissions payable in connection with the fronting arrangements.

The run-off of our North American business could ultimately have a negative impact on the perception of our franchise in the reinsurance market. As a result, we may not be able to retain personnel with the appropriate skill sets for the tasks associated with our run-off.

Even if we are able to successfully implement the run-off of our North American business, there can be no assurance that CINA will in the future become an accepted carrier for our clients. A failure of CINA to become so recognized could impair our ability to return to the North American market in the future.

There also can be no assurance that we will be able to successfully write the lines that we currently contemplate from our operation in Zurich using Converium AG and its Bermuda branch as carrier. Although we believe that Converium AG and its Bermuda branch hold the necessary licenses to write these lines of business as a non-admitted insurer, Converium AG may require increased capitalization to successfully do so and we may in the future be unable to provide the necessary capitalization.

If we are unable to achieve our investment objectives, our investment results may be adversely affected

Investment returns are an important part of our overall profitability, and fluctuations in the fixed income or equity markets could have a material adverse effect on our financial condition, results of operations or cash flows. For the six months ended June 30, 2004 and the year ended December 31, 2003, net investment income and net realized capital gains accounted for 7.8% and 6.4% of our revenues, respectively. Our capital levels, ability to pay claims and our operating results substantially depend on our ability to achieve our investment objectives, which may be affected by general political and economic conditions that are beyond our control.

Fluctuations in interest rates affect our returns on fixed income investments, as well as the market values of, and corresponding levels of capital gains or losses on, the fixed income securities in our investment portfolio. Generally, investment income will be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature or are sold and the proceeds reinvested at lower rates. During periods of rising interest rates, prices of fixed income securities tend to fall and realized gains upon their sale are reduced.

In addition, as described under “Formation transactions and relationship with Zurich Financial Services,” under the Quota Share Retrocession Agreement, the Funds Withheld Asset may be prepaid to us, in whole or in part, as of the end of any calendar quarter. In the event that the Funds Withheld Asset is prepaid, we would have to reinvest these assets in investments and we may not be able to invest them at yields comparable to those payable under the Quota Share Retrocession Agreement. To the extent we are not able to invest these funds at comparable yields, our investment income could be adversely affected. See “Management’s discussion and analysis of financial condition and results of operations.”

Capital market fluctuations may adversely impact the value of our investments

We had a cash and investments portfolio of $7.9 billion as of June 30, 2004. As with any institutional investor with a similarly sized portfolio, Converium is exposed to the financial markets; in particular, an increase in interest rates, and a resulting decline in the market value of our fixed income securities, would adversely impact our shareholders’ equity.

General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic political conditions and other factors beyond our control.

We have historically invested and may continue to invest a portion of our assets globally in equity securities, which are generally subject to greater risks and more volatility than fixed income securities. General economic conditions, stock market conditions and many other factors beyond our control can adversely affect the equity markets and, consequently, the value of the equity securities we own.

Foreign exchange rate fluctuations may impact our financial condition, results of operation and cash flows

We publish our financial statements in U.S. dollars. Therefore, fluctuations in exchange rates used to translate other currencies, particularly European currencies including the Euro, British pound and Swiss franc, into U.S. dollars will impact our reported financial condition, results of operations and cash flows from year to year. These fluctuations in exchange rates will also impact the U.S. dollar value of our investments and the return on our investments.

As we will no longer be writing business from the United States, a smaller proportion of our business will be denominated in U.S. dollars in the future. For a discussion of the impact of material changes in foreign exchange rates on our shareholders’ equity, see “Management’s discussion and analysis of financial condition and results of operations — Quantitative and qualitative disclosures about market risk.”

We may face competitive disadvantages in the reinsurance industry

The reinsurance industry is highly competitive. Some of our competitors may have greater financial or operating resources or offer a broader range of products or more competitive pricing than we do. Our ability to compete is based on many factors, including our overall financial strength and rating, geographic scope of business, client relationships, premiums charged, contract terms and conditions, products and services offered, speed of claims payment, reputation, experience and qualifications of employees and local presence. As a result of the recent ratings downgrades we expect to be in a less competitive position than we have been historically. We compete for reinsurance business in international reinsurance markets with numerous reinsurance and insurance companies, some of which have greater financial or other resources and most of which have higher financial strength ratings. We believe that our largest competitors include:

•	Munich Reinsurance Company;

•	Swiss Reinsurance Company;

•	General Reinsurance Company, a subsidiary of Berkshire Hathaway, Inc.;

•	Employers Reinsurance Corporation, a subsidiary of General Electric Company;

•	Hannover Re Group, which is majority-owned by the mutual insurance group HDI Haftpflichtverband der Deutschen Industrie;

•	Lloyd’s syndicates active in the London market;

•	companies active in the Bermuda market, including the PartnerRe Group, XL Capital Ltd., ACE Ltd. and RenaissanceRe Holdings Ltd.;

•	Everest Reinsurance Company;

•	Transatlantic Reinsurance Company; and

•	SCOR.

In addition, new companies have entered the reinsurance market and existing companies have raised additional capital to increase their underwriting capacity. Other financial institutions, such as banks, are also able to offer services similar to our own. We have also recently seen the creation of alternative products from capital market participants that are intended to compete with reinsurance products. We are unable to predict the extent to which these new, proposed or potential initiatives may affect the demand for our products or the supply and terms of risks that may be available for us to consider underwriting.

The loss of key employees and executive officers could adversely affect us

Our ability to execute our business strategy is dependent on our ability to attract, develop and retain a staff of qualified underwriters and other key employees. Our senior management team includes a number of key personnel whose skills, experience and knowledge of the reinsurance industry constitute important elements of Converium’s competitive strengths. Certain of our key employees and executive officers have recently resigned. If additional executive officers or key employees leave their positions at Converium, even if we were able to find persons with suitable skills to replace them, our operations could be adversely affected. In addition, a strong financial position is important to us in order to retain and attract skilled personnel in the industry, especially underwriters with specific expertise in high-margin, non-commoditized specialty lines of business. If our current or future financial position does not allow us to do so, our operations could be adversely affected.

Consolidation in the insurance industry could lead to lower margins for us and less demand for our reinsurance products and services

The insurance industry overall is undergoing a process of consolidation as industry participants seek to enhance their product and geographic reach, client base, operating efficiency and general market power through merger and acquisition activities. These larger entities may seek to use the benefits of consolidation to, among other things, implement price reductions for the products and services they purchase. If competitive pressures compel us to reduce our prices, our operating margins would decrease.

As the insurance industry consolidates, competition for customers may become more intense and the importance of acquiring and properly servicing each customer will become greater. We could incur greater expenses relating to customer acquisition and retention, which could reduce our operating margins. In addition, insurance companies that merge may be able to enhance their negotiating position when buying reinsurance and may be able to spread their risks across a larger capital base so that they require less reinsurance.

Regulatory or legal changes could adversely affect our business

Insurance laws, regulations and policies currently governing us and our clients may change at any time in ways which may adversely affect our business. Furthermore, we cannot predict the timing or form of any future regulatory initiatives. We are subject to applicable government regulation in each of the jurisdictions in which we conduct business, particularly in Switzerland, the United States, the United Kingdom and Germany. Regulatory agencies have broad administrative power over many aspects of the insurance and reinsurance industries.

Government regulators are concerned primarily with the protection of policyholders rather than shareholders or creditors.

Recently, the insurance and reinsurance regulatory framework has been subject to increased scrutiny in many jurisdictions. Changes in current insurance regulation may include increased governmental involvement in the insurance industry, initiatives aimed at premium controls, requirements for participation in guaranty associations or other industry pools and other changes which could adversely affect the reinsurance business and economic environment. Such changes could impose new financial obligations on us, require us to make unplanned modifications of our products and services, or result in delays or cancellations of sales of our products and services.

The reinsurance industry is also affected by political, judicial, regulatory and other legal developments, which have at times in the past resulted in new or expanded theories of liability. We cannot predict the future impact of changing law or regulation on our business. See “Regulation.”

We purchase retrocessional reinsurance, which may become unavailable on acceptable terms and subjects us to credit risk

In order to limit the effect on our financial condition of large and multiple losses, we buy retrocessional reinsurance. From time to time, market conditions have limited, and in some cases have prevented, insurers and reinsurers from obtaining the types and amounts of reinsurance which they consider adequate for their business needs. There can be no assurance that we will be able to obtain our desired amounts of retrocessional reinsurance. There is also no assurance that, if we are able to obtain such retrocessional reinsurance, we will be able to negotiate terms as favorable to us as in prior years.

A retrocessionaire’s insolvency or its inability or unwillingness to make payments under the terms of its reinsurance treaty with us could have a material adverse effect on our business, financial condition, results of operations or cash flows. Therefore, our retrocessions subject us to credit risk because the ceding of risk to retrocessionaires does not relieve us of our liability to our ceding companies. See “Business — Retrocessional reinsurance,” “Business — Investments — Reinsurance assets” and “Business — Legal proceedings.”

Because we depend on a small number of reinsurance brokers for a large portion of our revenue, loss of business written through them could adversely affect our financial condition, results of operations or cash flows

We market our reinsurance products worldwide in substantial part through reinsurance brokers. In some markets we principally write through reinsurance brokers. In 2003, two reinsurance intermediaries produced approximately 11.0% and 12.0% of our gross premiums written, respectively. Loss of all or a substantial portion of the business written through brokers could have a material adverse effect on our financial condition, results of operations or cash flows.

Our reliance on reinsurance brokers exposes us to their credit risk

In 2003, approximately 58.0% of our gross premiums written were written through brokers. In accordance with industry practice, we frequently pay amounts owed on claims under our policies to reinsurance brokers, and these brokers, in turn, pay these amounts over to the insurers that have reinsured a portion of their liabilities with us. We refer to these insurers as ceding insurers. In some jurisdictions, or pursuant to some contractual arrangements, if a broker fails to make such a payment, we may remain liable to the ceding insurer for the deficiency. Conversely, in certain jurisdictions, when the ceding insurer pays premiums for these policies to reinsurance brokers for payment over to us, these premiums are considered to have been paid and the ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received the premiums. Consequently, in connection with the settlement of reinsurance balances, we assume a degree of credit risk associated with reinsurance brokers around the world.

We may be adversely affected if Zurich Financial Services or its subsidiaries fail to honor their obligations to us or our clients

As part of the Formation Transactions described under “Formation transactions and relationship with Zurich Financial Services,” we entered into a number of contractual agreements with Zurich Financial Services and its affiliates including the Master Agreement, the Quota Share Retrocession Agreement, the Master Novation and Indemnity Reinsurance Agreement, service agreements, lease agreements and certain indemnity agreements. Among other things, under the Quota Share Retrocession Agreement, Zurich Financial Services, through its subsidiaries, provides us with a substantial amount of our investment returns. Additionally, Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our exposure, net of retrocessional reinsurance recoveries, for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289.2 million, the amount of loss and loss adjustment expenses we recorded as of September 30, 2001. In addition, subsidiaries of Zurich Financial Services have provided us with retrocessional reinsurance protection, provided coverage for certain workers’ compensation exposure, indemnified us for specified taxes and other matters and agreed to lease or sublease office space to us. Therefore, we are exposed to credit risk from Zurich Financial Services with respect to these obligations.

In addition, Zurich Financial Services subsidiaries remain the legal counterparty for many of our assumed reinsurance contracts. Although we do not have credit risk exposure with respect to these contracts, if these Zurich Financial Services subsidiaries do not honor their commitments efficiently and effectively to these clients, we might bear reputational risk.

See “Formation transactions and relationship with Zurich Financial Services.”

We may be restricted from consummating a change of control transaction, disposing of assets or entering new lines of business

Certain tax considerations and contractual arrangements with Zurich Financial Services may make an acquisition of Converium less likely and limit our ability to dispose of assets or enter into new lines of business. See “Formation transactions and relationship with Zurich Financial Services.”

We are also restricted from disposing of assets under the terms of our $900 million syndicated letter of credit facility and our indenture relating to $200 million principal amount of 7.125% Senior Notes due 2023.

Our inability to dispose of assets or enter new lines of business may render us less able to respond to changing market and competitive conditions, which could have a material adverse effect on our financial condition, results of operations or cash flows.

European Commission directives may disadvantage companies like us which are not established within the European Union

In April 2004, the European Commission (the “EC”) presented a proposal for a directive (the “Directive”) on reinsurance for consideration under the procedure known as co-decision for adoption by the European Parliament and Council. The proposed Directive, if and when adopted, will essentially establish the principles applicable to the operation of reinsurance business in a Member State and rules regarding technical provisions and the solvency requirements applicable to reinsurance companies. The Directive is based largely on solvency related concepts stipulated in the prior directive adopted by the European Union (the “EU”) for insurance companies. The proposed Directive does not currently provide for any discrimination of non-EU based reinsurance companies. However, if the final adopted Directive should include such discriminatory regulations, this could be a disadvantage for Converium AG in its doing business in the EU, as Converium AG derives a substantial proportion of its revenues within the EU and any competitive disadvantage we face there could have an adverse effect on our financial condition, result of operations or cash flows.

Background and reasons for the Offering

Recent reserve strengthening and subsequent asset impairments

On April 29, 2004, we announced that first quarter reported losses from prior year U.S. casualty business had exceeded expected loss emergence and that the volatility of longer-tail risks was likely to persist for some time. This adverse loss reporting trend continued and accelerated in the second quarter of 2004. In response to the loss development observed in the first and second quarters of 2004, we initiated detailed additional reviews of our North American risk-related business from an integrated underwriting, claims and actuarial perspective in order to examine the adequacy of prior years’ provisions. These analyses included a comprehensive top-down reserve review of our North American risk-related business written from 1993 to 2004, a re-assessment of old contracts using latest information including, where available, market data for benchmarking purposes and a review of reinsurance agreements to advise on whether carried incurred but not reported reserves were viewed as adequate based on current knowledge. In addition, the Chief Executive Officer and Chief Technical Officer led a bottom-up underwriting review of 114 reinsurance covers consisting of 447 treaty accounts on lines of business with material loss experience. These actions supplemented the claims audits and actuarial reserve reviews that we conduct in our ordinary course of business.

Reserve strengthening

As a result of the in-depth reviews, we recorded a reserve strengthening charge of $384.7 million in the second quarter of 2004, consisting of $96.0 million in the Standard Property & Casualty Reinsurance segment and $288.7 million in the Specialty Lines segment. This action was taken in response to the continued adverse loss emergence due to increased claims reporting activity from clients relating to U.S. casualty business written from 1997 to 2001. In the Standard Property & Casualty Reinsurance segment, the reserve strengthening primarily related to general third party liability lines in the United States ($99.3 million). In the Specialty Lines segment, the reserve strengthening arose primarily from the professional liability & other special liability lines, in particular umbrella, professional liability and excess & surplus lines of business in the United States ($265.2 million).

In order to obtain an external review of our overall reserve position, we commissioned the actuarial consulting firm Tillinghast to perform an independent actuarial review of our non-life loss and allocated loss adjustment expense reserves as of June 30, 2004 in respect of the Zurich and New York originated businesses. These reserves amount to $6.8 billion and represent 94.9% of our total reserves. Tillinghast’s analysis was based on data available at the time we issued our second quarter 2004 financial statements supplemented by recent commutations. Tillinghast relied on the accuracy and completeness of this data and information provided for its analysis. Tillinghast notes that there is inherent uncertainty with any estimation of loss reserves. Actual results may vary from the estimates. As a result of their independent review, Tillinghast concluded that our overall net reserves as of June 30, 2004, in total, for the segments reviewed, are below their point estimate, but fall within a reasonable range of actuarial estimates. Tillinghast’s point estimate for the relevant businesses exceeds our carried reserves as of June 30, 2004 by $212.9 million or by approximately 3.2%. Our equity as of June 30, 2004 was $1,349.2 million. The Tillinghast review was performed on our overall net reserves for the segments of business analyzed. Tillinghast has not expressed an opinion on the reserves at the statutory entity level.

Since June 30, 2004, we have commuted approximately $250 million in loss reserves related to prior years’ business assumed by our North American operation, CRNA. Certain of these commutations were reflected in the Tillinghast point estimate, however others were completed subsequent to the delivery of Tillinghast’s report. Tillinghast estimates that these recent commutations would further reduce the difference between their point estimate and the reserves carried as of June 30, 2004 by $8.6 million.

Certain contracts assumed or retroceded by us have provisions whereby the premiums paid to or by us are affected by the losses under the contracts. The results of the Tillinghast study imply that we would be required to pay an additional $25.7 million of premium under a retroceded contract, and would receive additional premium under certain assumed contracts. Assuming the Tillinghast point estimate, we estimate this additional premium receivable to be $10.6 million.

We are taking Tillinghast’s study under consideration and following a detailed analysis of the specific conclusions, we will make adjustments to carried reserves in the third quarter 2004 to reflect the new information received. Current estimates of anticipated adjustments indicate that a further strengthening of overall net reserves by between $50 million and $100 million will be appropriate in order to bring our carried reserves closer to Tillinghast’s point estimate.

The precise amount of reserve increase and the resulting financial impact on our consolidated financial statements is dependent upon ongoing commutation discussions. Currently, Converium Reinsurance (North America) Inc. is in discussion with several clients for offers of commutations and we are pursuing these diligently. A successful conclusion of such commutations may result in a further reduction in the difference between Tillinghast’s point estimate and our current level of reserves.

We did not commission Tillinghast to review the remaining businesses ($0.4 billion or 5.1% of our carried loss and loss adjustment expense reserves) as they have not experienced the type of volatility we experienced in the business originated out of North America.

In order to provide additional comfort as regards our reserve position, we have acquired a retrospective stop-loss retrocession cover from National Indemnity Company, a Standard & Poor’s AAA-rated member of the Berkshire Hathaway group of insurance companies. The stop-loss provides an additional $150 million of cover against potential adverse reserve development on the underwriting years 1987-2003 for all business written by Converium AG, Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc. The cover of $150 million attaches at $100 million in excess of the net reserves carried by these legal entities for these underwriting years as of June 30, 2004. The reinsurance charge for this retrocession is $20 million. We have retained the right to commute the transaction on July 1, 2009, or thereafter at mutually agreeable terms.

Deferred tax asset impairment

We also established a full valuation allowance against the net deferred income tax balances of $269.8 million previously carried at Converium Reinsurance (North America) Inc., the legal entity where the majority of the reserve strengthening has occurred.

As required under SFAS 109, “Accounting for Income Taxes”, we are required to assess if it is more likely than not that some or all of the net deferred tax assets will not be realized. In making this assessment, reference is made to, among other things, historical losses. Therefore, a full valuation allowance has been established against Converium Reinsurance (North America) Inc.’s net deferred tax assets as of June 30, 2004.

Goodwill impairment

SFAS 142, “Goodwill and Other Intangible Assets”, requires impairment testing of goodwill annually or more regularly if any event or change in business circumstances occurs which would indicate that the carrying value of goodwill may be impaired. Due to the reserving actions taken in the second quarter of 2004 in respect of prior years’ development of North American business, and a subsequent decision to take a full valuation allowance against the net deferred tax asset at Converium Reinsurance (North America) Inc., a goodwill impairment test has been conducted to assess the fair value of the reporting units at that date. As a result of this assessment, an impairment charge of $94.0 million has been recorded in the second quarter of 2004.

Ratings actions and special termination clauses

On July 20, 2004, as a result of our reserve strengthening, Standard & Poor’s Ratings Services lowered both its long-term counterparty credit and insurer financial strength ratings on Converium AG and its main operating subsidiaries to “A-” from “A”. In addition, Standard & Poor’s lowered its long-term counterparty credit and senior unsecured debt ratings on Converium Holdings (North America) Inc. to “BBB-” from “BBB”, and junior subordinated debt rating on Converium Finance S.A. to “BBB” from “BBB+”. At the same time, all ratings were placed on CreditWatch with negative implications. On September 1, 2004, Standard & Poor’s lowered its long-term counterparty credit and insurer financial strength ratings on Converium Reinsurance (North America) Inc. following our announcement of our intention to place Converium Reinsurance (North America) Inc. into run-off.

On September 1, 2004, A.M. Best downgraded our financial strength rating to “B++” from “A-” and our issuer credit rating to “bbb” from “A-”. At the same time, A.M. Best downgraded the financial strength rating to “B-” from “A-” and the issuer credit rating to “bb-” from “a-” of Converium Reinsurance (North America) Inc. following our announcement of our intention to place Converium Reinsurance (North America) Inc. into run-off. This rating had been assigned a negative outlook by A.M. Best.

On September 29, 2004, A.M. Best affirmed the financial strength ratings of “B++” and upgraded the issuer credit rating to “bbb+” from “bbb” of Converium AG, Converium Rückversicherung (Deutschland) AG and Converium Insurance (UK) Ltd. These ratings have been removed from under review and assigned a stable outlook. At the same time, A.M. Best downgraded the financial strength rating to “B” from “B++” and the issuer credit rating to “bb” from “bbb” of CINA. A.M. Best also downgraded the issuer credit rating to “b-” from “bb-” of CHNA. These ratings have been removed from under review and assigned a negative outlook.

On September 10, 2004, Standard & Poor’s lowered both the long-term counterparty credit and insurer financial strength ratings of Converium AG to “BBB” from “A-” and Converium Rückversicherung (Deutschland) AG and Converium Insurance (UK) Ltd. to “BBB-” from “A-” and the CreditWatch status was revised to developing from negative. In addition, Standard & Poor’s lowered the long-term counterparty credit and senior unsecured debt ratings on Converium Holdings (North America) Inc. to “BB” from “BBB-” and its junior subordinated debt rating on Converium Finance S.A. to “BB+” from “BBB”. At the same time, Standard & Poor’s lowered its long-term counterparty credit and insurer financial strength ratings of CRNA to “R” from “BB+”.

On September 27, 2004, Standard & Poor’s revised to positive from developing its CreditWatch implications on the long-term counterparty credit and insurer financial strength ratings on Converium AG. All other ratings remain on CreditWatch with developing implications. In addition, Standard & Poor’s noted that if the Offering is completed and barring any material unforeseen events it expects to raise its long-term ratings on Converium AG to “BBB+” and its long-term junior subordinated debt rating on Converium Finance S.A. to “BBB-”. Standard & Poor’s also noted that an acceptable guarantee would allow Standard & Poor’s to rate Converium Rückversicherung (Deutschland) AG and Converium Insurance (UK) Ltd. in line with Converium AG.

We have reviewed the contracts with our cedents for implications of a potential ratings downgrade or a decrease in statutory surplus levels. The contracts that contain a ratings or statutory surplus level provision represent approximately one-third and one-fifth of our total ultimate treaty premium, respectively. This review has indicated that the significant majority of those contracts that contain termination provisions relating to either ratings or statutory surplus declines have been triggered and therefore the counterparties have the right to terminate such contracts.

Ratings and surplus triggers typically give rise to a right of termination in favor of the cedent that allows the cedent to terminate the contract on a prospective basis from the date of termination. However, as a commercial matter, the cedent and reinsurer typically renegotiate the terms of the contract. In renegotiating the contract terms, cedents will usually require the reinsurer to post collateral to secure the obligations under the contract, which would have negative financial implications for us, as reinsurer. Our recent ratings downgrades may make cedents less inclined to renegotiate the contracts at all, and may lead to an increased rate of terminations.

Our syndicated letter of credit facility contains ratings triggers which, as a result of the ratings downgrade by Standard & Poor’s, has required us to post collateral in order to secure total commitments under the facility. The collateral, consisting of interests in certain of our securities accounts valued in the aggregate at approximately $1.1 billion, was pledged pursuant to a Deed of Pledge Agreement on September 17, 2004. In order to meet expected additional requirements to post collateral we intend to enter into a new letter of credit facility; however there can be no assurance that we will be able to enter into a new facility on reasonable terms if at all. Our current letter of credit facility contains restrictions with respect to posting additional collateral.

Our Master Retrocession Agreement for our financing contracts in Life & Health Reinsurance contains a rating trigger offering the retrocessionaire the right to terminate the Master Retrocession Agreement in case the Standard & Poor’s rating of Converium Rückversicherung (Deutschland) AG falls below BBB. The retrocessionaire has exercised this right and will recapture the cessions and Converium Rückversicherung (Deutschland) AG is obliged to pay back the Experience Account Balance, i.e. the non-amortized financing, as a recapture fee, which will be off-set by a relief of deferred acquisition costs.

The pool members’ agreement with respect to GAUM provides that if a member of the pool has its financial strength rating downgraded below BBB+ by Standard & Poors’ Rating Service it may be served with a notice terminating its membership in the pool upon approval by the committee of representatives of the pool. We believe that no formal action has been taken by the pool membership committee to serve a notice terminating our membership on us. However, the committee has discussed our downgrade and sought to take action to limit our rights to dispute the validity of any notice served on us. We expect that continuation of our membership at our current rating is likely to be conditional upon our entering fronting arrangements acceptable to other pool members in a timely fashion and thereafter maintaining such arrangements. We expect to enter into formal written fronting arrangements that would prevent our termination of membership in the pool, however there is no assurance that such an arrangement can be effectuated. We further expect that such fronting arrangements would require us to post collateral to secure our reinsurance obligations under the fronting arrangements. If our membership were terminated, would not be permitted to participate in future pool business and would have to collateralize by way of a letter of credit our obligations under the business written by the pool in our name prior to our termination. Currently, the amount that would need to be collateralized is $77 million and the current annual cost of providing such security is likely to be approximately $0.5 million. The amount of the collateral and the cost of providing it may fluctuate depending on, among other things, market conditions and the performance of the pool business. If our membership were terminated, we also may be required to sell our shares in GAUM at a substantial discount.

The MDU Shareholders’ Agreement provides that if our credit rating is lowered by more than seven points from our initial “A+” rating by a recognized credit ratings agency, MDU may serve us with a termination notice pursuant to which the joint venture governing the MDU pool would be terminated. Within sixty days after service of such termination notice, MDU has the right to purchase our interests in the joint venture at a price to be mutually agreed upon by the parties or to be determined by two firms of independent chartered accountants. Our recent ratings downgrades have not triggered the termination provisions of the MDU Shareholders’ Agreement. We believe that MDU will retain Converium as capacity provider of its indemnity plan.

The case for recapitalizing Converium

Strong franchise and broker and client support outside the U.S.

We have a track record of building profitable businesses in key markets such as Europe, Asia-Pacific and Latin America. From our initial public offering through June 30, 2004 we have generated net income of $595 million from the businesses we intend to continue to write under our revised strategy. This net income was comprised of $145 million in the period from the time of our IPO to December 31, 2002, $324 million for the year ended December 31, 2003 and $126 million for the six months ended June 30, 2004. As a result of the revised strategy, this historical performance may not be indicative of our future results.

The following table shows our historical net premiums written in the key markets in which we intend to write business going forward.

Net premiums written(1)

	Six
	months
	ended
	June 30,	Year ended December 31,

($ in millions)	2004	2003	2002	2001

Europe	1,175	1,758	1,442	1,077
Asia-Pacific	124	236	148	122
Latin America	81	152	166	146

(1) In light of the events and actions described elsewhere in this section, our net premiums written in 2005 will be substantially lower than in 2004, and we cannot assure you that our net premiums written for future periods will be consistent with the performance reflected above.

The following table shows our historical calendar year technical combined ratio, non-life, in the key markets in which we intend to write business going forward.

Gross technical combined ratio, non-life(1)

	Six
	months
	ended
	June 30,	Year ended December 31,

	2004	2003	2002	2001

Europe	94.3%	84.2%	101.9%	138.1%
Asia-Pacific	70.3%	68.5%	71.8%	100.8%
Latin America	84.1%	68.0%	67.5%	79.9%

(1) In light of the events and actions described elsewhere in this section, we cannot assure you that our profitability levels for future years will be consistent with the performance reflected above. In particular, historically we have written business based on our former previously higher ratings and although we intend to write profitable lines of business in the future, we may prove unable to maintain the profitability levels of our most recent years.

We believe that despite the setbacks suffered in the United States, we continue to enjoy a strong franchise among our customers in our remaining markets. This franchise is founded upon our financial strength, our dual distribution platform which provides access to profitable business, the quality of our client relationships and intellectual capital. The foundations of some of these client relationships have been in place and enriched over the past 20 years. We believe that a survey from Flaspöhler Research Group demonstrates primary insurers’ desire for choice and diversification when entering into a reinsurance transaction. Given the limited number of professional reinsurers with direct distribution capabilities, clients and brokers in many markets have recently reiterated strong support for our intention of continuing to write business.

Our future shape and priorities

Reduction of top-line due to geographic realignment and focus on target clients

Going forward, we will focus on markets where we believe our franchise remains strong, i.e. Europe, Asia and Latin America. We will seek to capitalize on our successful record of building a profitable market position in these regions. In general, we will focus on small and medium-sized clients who have limited access to capital markets and rely on additional services from their reinsurers, such as reinsurance structuring advice and risk modelling capabilities. Among this target group of clients are mutuals, cooperatives, public body insurers, regional insurers and specialist insurers. Based on the Flaspöhler survey we believe that these carriers value relationship orientation. Accordingly, in order to enhance our position with these clients we will continue our successful Client Relationship Management (CRM) strategy launched in 2001 prior to our initial public offering.

Further development and reinforcement of strategic alliances

We will seek to reinforce and develop our joint venture relationships such as Global Aerospace Underwriting Managers Ltd (GAUM) in global aviation insurance, Satec in global space insurance, the Medical Defence Union (MDU) in U.K. medical malpractice insurance and our corporate name at Lloyd’s (Converium Underwriting Ltd.). In 2003, these operations accounted for gross written premiums of $532.8 million. In the first half of 2004, these operations accounted for gross written premiums of $296.1 million compared to $243.8 million in the first half of 2003. These businesses are either not rating-sensitive or we will seek to secure them through suitable fronting arrangements currently under negotiation.

Discontinuation of North American business

We have placed our U.S. operations into run-off. We discontinued the writing of reinsurance from offices located in North America. However, we will offer reinsurance for attractive U.S. originated business to a limited number of select accounts. This business will be underwritten and managed through Converium AG, Zurich and its Bermuda branch. CRNA has been placed into orderly run-off and we will seek to commute CRNA’s liabilities wherever adequate.

We are also examining the possibility of a sale of Converium Reinsurance (North America) Inc.

U.S. legacy issues addressed

We have resolutely addressed our North American reserving deficiencies. After our expected reserve strengthening in the second half of 2004, our profitable non-U.S. record is no longer expected to be impaired by reserve shortfalls in the U.S. We also emphasize that, irrespective of the recent rating decisions, our commitment to a strict underwriting discipline will be maintained. In addition, we will adjust our cost base to the reduced top-line in order to remain cost-competitive.

Investment results expected to remain strong

Our cash and investment portfolio amounted to $7.9 billion as of June 30, 2004. Our conservative asset allocation is driven by Asset and Liability Management considerations. Our investments are expected to continue to generate strong investment results.

Aim for an improved financial strength rating within a reasonable time frame

In order to preserve our economic value we will seek to restore an improved financial strength rating within a reasonable time frame. We believe that our portfolio, following the recent reserve strengthening, has a strong embedded earnings potential. We regard this, in conjunction with a strong capital adequacy following a successful share issue, as the foundation upon which an improved rating will be based.

Active management of capital base

We aim at generating attractive returns on capital. If capital cannot be fully deployed in future periods we will consider returning such capital to shareholders. At the same time, we are committed to maintaining our capital at a level that is consistent with an “A”-level rating.

Employee Retention Plan

In September 2004, we adopted a retention plan for certain of our key employees in order to ensure the successful continuation of business operations at Converium AG and Converium Rückversicherung (Deutschland) AG and the orderly run-off of our North American operations. The retention bonus is paid to the eligible employees in cash in two or three equal installments in amounts up to the equivalent of such employees’ base salary. The last installment becomes due on January 31, 2006. The estimated cost of the program is approximately $32.0 million. In addition, severance amounts of $7.0 million will be required to be paid to certain CRNA employees in the event of a change of control or certain other events.

Restoration of total tangible equity

The reserve strengthening, the impairments of intangible balance sheet positions and additional changes in reported shareholders’ equity resulted in a reduction of our total tangible equity of $409.4 million since year-end 2003 to $1,322.8 million. Total tangible equity is one of the key criteria used as a measure of financial strength.

The table below sets out the movement in our total tangible equity.

	June 30, 2004		December 31,

($ in millions)	As adjusted	Actual	2003	2002	2001

Reported shareholders’ equity	1,749.2	1,349.2	2,083.3	1,738.0	1,570.8
Less net deferred income taxes(1)	+50.4	+50.4	-186.8	-257.9	-193.9
Less goodwill	-49.2	-49.2	-140.2	-117.6	-112.0
Less other intangible assets(2)	-27.6	-27.6	-24.1	-	-

Total tangible equity	1,722.8	1,322.8	1,732.2	1,362.5	1,264.9
Change	+400.0	-409.4	+369.7	+97.6	n.m.

(1)	Defined as deferred tax liabilities less deferred tax assets, as per our balance sheet.

(2)	Represents intangible assets relating to our investment in GAUM.

In deciding to raise approximately $400 million (net of expenses) through the Offering, we believe we are taking adequate steps to restore our total tangible equity to approximately our 2003 level. As adjusted for the Offering, our total tangible equity as of June 30, 2004 would be $1,722.8 million compared to $1,732.2 as of December 31, 2003. However, there have been a number of recent developments that will have an impact on our third quarter 2004 results and corresponding shareholders’ equity and tangible equity. See “Management’s discussion and analysis of financial condition and results of operations — Third quarter 2004 developments.”

In addition to the proposed recapitalization, we will implement a number of measures to de-risk our business, as described below under “— Concurrent measures to de-risk our business.”

Impact of our revised strategy

The decision to place CRNA into run-off and to transfer the underwriting of all North American non-life business to Zurich and Bermuda is expected to result in a reduction of gross written premium of North American originated business of $1.0 billion or more for underwriting year 2005, predominantly in Standard Property & Casualty Reinsurance and Speciality Lines. Based on most recent feedback from non-U.S. insurers, Converium currently expects its non-U.S. premium volume for underwriting year 2005 to be reduced by up to 40% compared to 2004. Accordingly, our preliminary estimates are that in underwriting year 2005, our total gross written premiums will be on the order of half the total for 2004. We expect profitable growth to resume in 2006.

A strong capitalization is necessary to protect the Converium franchise

Enhancing our total tangible equity position is critical in our efforts to:

Improve our financial strength rating

A financial strength rating of BBB+ or higher is a prerequisite for retaining and gaining access to reinsurance business as it is a key criterion used by clients and intermediaries to assess counterparty risk. This is particularly true in some of the lines we intend to write going forward.

Protect our book of business

As described above and as is customary for the reinsurance sector, some of our contracts with cedents contain provisions allowing the cedent to terminate the contract on a prospective basis if our statutory surplus falls by a certain percentage or if our financial strength rating is downgraded below certain levels by rating agencies. As a result of recent surplus declines and ratings downgrades, the termination provisions of many of our contracts have been triggered and a number of our clients have exercised their termination rights. Were we not to restore our capital position, we would expect further ratings downgrades and could lose unearned premiums carried in our balance sheet for unexpired risk relating to contracts with termination clauses that have been triggered. We consider this business, which was written in a favorable market environment, to represent a source of potential future profits that would be hard to replace if lost.

Preserve and enhance our competitive strengths

We believe our capitalization after the Offering and our broad geographic reach should enable us to access business at attractive rates, terms and conditions and, as a result, produce attractive risk adjusted returns for shareholders. Our franchise with clients and intermediaries is primarily rooted in our broad geographic distribution and servicing platform and our technical expertise:

•	Our broad geographic distribution and servicing platform gives access to both broker and direct distribution channels. In 2003, 58% of our net premiums written were generated by the broker channel and 42% were direct.

•	The extension of short-tail lines and an active reduction of excess & surplus and umbrella casualty lines, have led to a more diversified and less volatile non-life portfolio.

•	The strong growth of our Standard Property & Casualty Reinsurance segment since the initial public offering in late 2001 was driven by Continental European direct markets, such as Germany which are less ratings sensitive and where the targeted client segments value our structuring advice and modeling capabilities.

•	Our technical expertise enables us to write business in less ratings sensitive Specialty Lines as well as in strategic alliances (e.g. business generated through GAUM, MDU Services Ltd. or Satec and our corporate name at Lloyd’s). See “Business — Strategy — Our core business — Specialty Lines.”

Retain and attract skilled personnel

A strong financial position is an important factor in allowing us to retain and attract skilled personnel, especially underwriters with specific expertise in high-margin, non-commoditized specialty lines of business.

We believe that we remain equipped to exploit market opportunities in our targeted markets

Favorable reinsurance rates in certain lines

Reinsurance rates are expected to remain at attractive levels in most lines of business. This is particularly true in Specialty Lines, which are less price-sensitive than Standard Property & Casualty Reinsurance, as these lines require strong intellectual and structuring capabilities.

Stringent profitability thresholds

We remain committed to underwriting for profit. In pricing, our after-tax target return for each line of business is 11% plus the higher of 4% or the local risk-free rate. This translates into a minimum return of 15% on allocated risk-based capital in each market. Meeting these targets requires a consequent management of the underwriting cycle including the avoidance of under-priced business.

Active cycle management

We have a systematic approach to the allocation of capital and resources to those lines of business and markets that meet our profitability standards, and to withdraw from businesses that do not meet our performance thresholds. Our commitment to managing the underwriting cycle is reflected in relatively moderate top-line growth rates resulting from the renewals of business at the end of 2003 and beginning of 2004. In some lines of business and markets, we have even reduced our writings due to profitability considerations. Although we anticipate a significant decrease in our premium volume as described above, we remain committed to our profitability standards, and to actively manage the underwriting cycle.

Recent underwriting years have been profitable

Excluding prior years’ adverse developments we have recorded a non-life combined ratio of 94.2% for the six months ended June 30, 2004, with a breakdown of 93.8% in Standard Property & Casualty Reinsurance and 94.6% in Specialty Lines. The tables below provide further information on the performance of our more recent underwriting years.

Standard Property & Casualty Reinsurance segment — technical combined ratio of underwriting years 2002 to 2004 by calendar year semester

	Six months	Six months	Six months	Six months	Six months
	ended	ended	ended	ended	ended
($ in millions)	June 30, 2002	December 31, 2002	June 30, 2003	December 31, 2003	June 30, 2004

Net premiums written	585.6	564.7	963.5	721.2	978.8
Net premiums earned	319.9	516.3	770.3	847.6	841.1
Combined ratio	71.1%	106.7% (1)	86.5%	87.8%	92.3%

Specialty Lines segment — technical combined ratio of underwriting years 2002 to 2004 by calendar year semester

	Six months	Six months	Six months	Six months	Six months
	ended	ended	ended	ended	ended
($ in millions)	June 30, 2002	December 31, 2002	June 30, 2003	December 31, 2003	June 30, 2004

Net premiums written	342.3	661.5	899.4	842.9	1,003.3
Net premiums earned	126.8	422.9	733.7	759.9	887.1
Combined ratio	98.1%	105.1%	101.9%	84.2%	94.7%

Total Non-life — technical combined ratio of underwriting years 2002 to 2004 by calendar year semester

	Six months	Six months	Six months	Six months	Six months
	ended	ended	ended	ended	ended
($ in millions)	June 30, 2002	December 31, 2002	June 30, 2003	December 31, 2003	June 30, 2004

Net premiums written	927.9	1,226.2	1,862.9	1,564.1	1,982.1
Net premiums earned	446.7	939.2	1,504.0	1,607.5	1,728.2
Combined ratio	78.8%	106.1% (1)	94.1%	86.2%	93.5%

(1) Floods in Central Europe, incurred net loss of $49.5 million or 9.6% for Standard Property & Casualty Reinsurance and 5.3% for Total Non-life.

In light of the events and actions described elsewhere in this section, we cannot assure you that our profitability levels for future underwriting years will be consistent with the performance reflected above. In particular, historically we have written business based on our former previously higher ratings and although we intend to write profitable lines of business in the future, we may prove unable to maintain the profitability levels of our most recent underwriting years.

Concurrent measures to de-risk our business

In order to secure the strong capitalization needed to successfully execute our strategy and protect the interests of our shareholders, we have taken steps to de-risk our business. These measures reduce capital requirements from both a solvency and rating agency perspective. We have analyzed various options and have determined that we will take the following actions in addition to the Offering:

Establish run-off unit and seek commutations

We are in the process of establishing a unit to ensure an orderly run-off of business written by our Converium Reinsurance (North America) Inc. business unit. Included within the scope of an orderly run-off will be the entertainment of offers of commutation wherever adequate. Commutations can accelerate the realization of profit inherent in long tail reserves by crystallizing outstanding claims reserves into payments, which are discounted to reflect the time value of money. Since commutation payments essentially reflect a discounted present value of future cash flows, future investment income earned will decline as the assets backing those reserves are liquidated to make payments. In addition, commutations reduce the amount of reserves carried on our balance sheet and therefore reduce the capital required to address reserve risk from a solvency perspective.

Reduce investment portfolio risks

Since June 30, 2004, we have adjusted our asset allocation and lowered our exposure to investments in equity securities by nearly $500 million. This will reduce our equity exposure to below 4% of total invested assets from approximately 10% as of June 30, 2004. These sales generated net realized capital gains of approximately $17.6 million (pre-tax), which will be recorded in the third quarter of 2004. The proceeds of this divestiture will be invested in highly liquid and highly rated fixed income instruments. As equity securities generally have a greater volatility associated with them than other assets such as highly rated fixed income instruments, they require a higher capital charge. The sale of equities will therefore have a beneficial impact by reducing our capital requirements.

In addition, in order to protect shareholders’ equity from potential future interest rate increases, we have lowered the modified duration of our fixed income portfolio from 3.8 as of June 30, 2004 to 3.6. Sales relating to this reduction in duration generated net realized capital losses of less than $2.0 million. Fixed income securities with a lower duration generally exhibit lower interest rate sensitivity than longer-term bonds. Furthermore, since June 30, 2004, we have increased our OECD government held-to-maturity portfolio by approximately $300 million.

Swiss statutory accounting implications

For Swiss statutory accounting purposes, Converium Holding AG and Converium AG are both required to perform an annual assessment of the carrying value of investments in affiliates as part of the annual statutory financial statement process. This annual impairment assessment is conducted in the fourth quarter of each calendar year when it is considered that the best financial information is available to perform this test. In order to assess the fair value of each investment, management has utilized a number of internationally recognized valuation techniques taking into account the fair value of the existing balance sheet, current projected business plans and credit rating and foreign exchange rate assumptions.

In respect of Converium AG’s investment in Converium Holdings (North America) Inc., it is recognized that as a result of the reserve strengthening and related impairment of goodwill and deferred taxes in CRNA, there will be an impairment charge. The size of this impairment charge will depend on developments occurring during the remainder of 2004. Similarly, Converium Holding AG will perform an annual impairment test on its investment in Converium AG as part of its Swiss annual statutory financial statement process, adopting the valuation principles outlined above. This impairment charge will not have an impact on the consolidated financial position, results of operations or cash flows of the company.

Dividend policy

Our dividend policy in future periods will depend on a number of factors including the successful implementation of our new strategy, our results of operations, our financial condition, our capital and cash requirements, general business conditions, legal, contractual and regulatory restrictions regarding the payment of dividends by us and other factors.

As a holding company, we are dependent on dividends, interests and royalty fees from our subsidiaries to pay cash dividends. The payment of dividends by our subsidiaries to their parent companies is restricted by applicable laws and regulations. To the extent our subsidiaries are restricted from paying dividends to Converium Holding AG, we may be unable to pay dividends to our shareholders. For further information on the restrictions on our ability to pay dividends, see Note 14 to our 2003 consolidated financial statements.

Under Swiss law, we may only pay dividends if we have either sufficient profits available for distribution or if we have sufficient free reserves created for this purpose pursuant to our statutory (non-consolidated) balance sheet and the provisions of Swiss law to allow for distributions from that reserve. As long as the general reserves amount to less than 20% of our nominal share capital, Swiss law requires at least 5% of our annual net profits to be retained as general reserves. Any net profits remaining after this retention and any further allocations required by Swiss law, are eligible to be distributed as dividends, subject to approval by our shareholders at a shareholders’ meeting, and our auditors must confirm that a dividend proposal by the Board complies with our Articles of Incorporation and Swiss law.

Our dividends, if any, will be due and payable after the shareholders’ resolution authorizing the payment of such dividends has been passed or at a later date as determined by the shareholders’ dividend resolution. Under Swiss law, the statute of limitations in respect of dividend payments is five years. All of our shares rank pari passu in relation to the right to dividends.

Dividends, if any, paid in respect of our shares are subject to a deduction of Swiss withholding tax, which currently is at a rate of 35%. A Swiss resident may be entitled to a full refund of such withholding if such resident is the beneficial owner of the payment and duly reports the dividend received on his personal tax return or, as the case may be, recognizes the distribution as earnings in its income statement. Non-Swiss-resident holders of our shares may be entitled to a full or partial refund of such withholding tax under the terms and conditions of an applicable double taxation treaty.

We pay our dividends, if any, in Swiss francs.

The table below presents our historical dividends paid in 2002, 2003 and 2004 with respect to the years ended December 31, 2001, 2002 and 2003 as paid in Swiss francs in the aggregate and per share.

	Total dividend
Year ended December 31,	paid to shareholders	Dividend per share

	CHF in millions	CHF
2001	—	—
2002	39.8	1.00
2003	59.8	1.50

The Offered Shares in the Global Offering and the Rights Offering will be eligible to receive dividends declared for the year ending December 31, 2004, if any. Notwithstanding our historical payments of dividends, we cannot assure you that we will be able to pay dividends for the year ending December 31, 2004.

Capitalization and indebtedness

The tables below set forth the unaudited consolidated capitalization and indebtedness of Converium Holding AG as of June 30, 2004 on a historical basis and on an as adjusted basis to give effect to the Offering and the reduction of the nominal value of our shares from CHF 10 to CHF 5. You should read these tables together with our 2004 consolidated interim financial statements and the notes to those financial statements, as well as the information under “Management’s discussion and analysis of financial condition and results of operations — Liquidity and capital resources.”

	As of June 30, 2004
Converium Holding AG
($ in millions, except per share data)	Actual	As adjusted(1)

Cash and cash equivalents:	$80.2	$480.2

Debt:
Non-convertible, unsecured, unsubordinated senior notes	$197.0	$197.0
8.25% guaranteed subordinated notes	193.7	193.7

Total debt	390.7	390.7

Shareholders’ equity:
Ordinary (nominal) share capital (40,006,217 shares issued, CHF10 nominal value, actual, 146,689,462 shares issued, CHF 5 nominal value, as adjusted)(2)	253.0	549.8
Additional paid-in capital(3)	1,331.8	1,436.9
Treasury stock(3)	(8.8)	(10.7)

Total share capital	1,576.0	1,976.0
Unearned stock compensation	(7.7)	(7.7)
Accumulated other comprehensive income:
Net unrealized gains on investments, net of taxes	59.3	59.3
Cumulative translation adjustments	109.4	109.4
Retained deficit	(387.8)	(387.8)

Total shareholders’ equity	1,349.2	1,749.2

Total capitalization and indebtedness	$1,739.9	$2,139.9

Book value per share	33.90	11.97(4)

(1) For purposes of calculating the “as adjusted” measurements, we have used an exchange rate of 1.256 CHF per U.S. dollar unless otherwise stated.

(2) The nominal value of each of our shares will be reduced from CHF 10 to CHF 5 on the date of the capital increase (expected to be October 13, 2004).

(3) For purposes of calculating “as adjusted” Additional paid-in capital and Treasury Stock, we have used an exchange rate of 1.256 CHF per U.S. dollar for the new shares issued following the Offering and an exchange rate of 1.581 CHF per U.S. dollar for the shares in existence prior to the Offering.

(4) Based on 106,683,245 shares issued in the Offering minus 369,272 Offered Shares which will be taken by us upon our exercise of Purchase Rights allocated to Existing Shares held by us. No other pro forma adjustments to historical data have been made for purposes of this calculation.

Market information

Our registered shares are listed on the SWX Swiss Exchange under the symbol “CHRN.” Our ADSs are listed in the United States on the New York Stock Exchange, or NYSE, under the symbol “CHR”. The NYSE is the only trading market for our ADSs in the United States. Each of our ADSs represents one-half of one of our registered shares. We expect that the SWX Swiss Exchange will remain the principal trading market for our registered shares.

Market price information

The table below presents the highest and lowest reported sale price for our registered shares on the SWX Swiss Exchange for the periods indicated, expressed in Swiss francs. On September 29, 2004, the last reported sale price of our registered shares on the SWX Swiss Exchange was CHF 17.20 per registered share.

	High	Low

	CHF	CHF
Calendar Year 2001 (from December 11, 2001)	82.10	79.00
Calendar Year 2002	89.75	54.85
First Quarter	88.45	75.00
Second Quarter	89.75	72.40
Third Quarter	79.00	56.15
Fourth Quarter	69.60	54.85
Calendar Year 2003	74.50	49.60
First Quarter	69.85	49.60
Second Quarter	74.50	55.45
Third Quarter	67.00	59.10
Fourth Quarter	69.10	60.05
Calendar Year 2004 (through September 29)	73.75	16.25
First Quarter	73.75	60.25
Second Quarter	68.95	60.50
Third Quarter (through September 29)	65.05	16.25
Last 6 Months	68.95	16.25
April 2004	68.95	61.00
May 2004	68.70	60.50
June 2004	65.95	63.05
July 2004	65.05	26.75
August 2004	29.00	23.10
September 2004 (through September 29)	25.60	16.25

Selected consolidated and historical combined financial and other data of Converium Holding AG

We have prepared our consolidated and historical combined financial statements included in this document in accordance with U.S. GAAP. The following selected financial data highlights selected information derived from our consolidated and historical combined financial statements that can be found later in this document for the years ended December 31, 2003, 2002 and 2001. The selected financial data and other financial information presented for the six months ended June 30, 2004 and 2003 have been derived from our unaudited consolidated interim financial statements that can be found later in this document and include all adjustments which are, in our opinion, necessary for a fair statement of our financial position at such dates and results of operations for such periods. The results of operations for the six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the full year. As a result of our revised strategy described elsewhere in this document, our historical financial data presented herein may not be indicative of our future financial condition or results of operations.

This selected financial data may not contain all the information that is important to you. For a complete picture, you should read it in conjunction with our consolidated and historical combined financial statements and the related notes to those financial statements contained in this document.

The consolidated and historical combined financial statements are presented as if we had been a separate entity for all periods presented. For the period ended December 31, 2001, these financial statements include estimates related to the allocations to Converium of costs of Zurich Financial Services’ corporate infrastructure. We believe that these allocations are reasonable.

	Six months ended
	June 30,		Year ended December 31,

($ in millions, except per share information)	2004	2003	2003	2002	2001

Income statement data:
Revenues:
Gross premiums written	$2,411.2	$2,212.5	$4,223.9	$3,535.8	$2,881.2
Less ceded premiums written	(163.8)	(128.6)	(396.9)	(213.6)	(398.6)

Net premiums written	2,247.4	2,083.9	3,827.0	3,322.2	2,482.6
Net change in unearned premiums	(244.5)	(287.1)	(150.5)	(156.7)	(187.4)

Net premiums earned	2,002.9	1,796.8	3,676.5	3,165.5	2,295.2
Net investment income	147.8	123.0	233.0	251.8	228.7
Net realized capital gains (losses)	21.7	7.5	18.4	(10.3)	(18.4)
Other income (loss)	2.9	(4.4)	2.7	(1.2)	(5.8)

Total revenues	2,175.3	1,922.9	3,930.6	3,405.8	2,499.7

Benefits, losses and expenses:
Losses, loss adjustment expenses and life benefits	(1,824.7)	(1,332.7)	(2,674.2)	(2,492.0)	(2,300.5)
Total costs and expenses	(552.1)	(494.4)	(1,032.0)	(856.4)	(678.7)
Impairment of goodwill(1)	(94.0)	-	-	-	-
Amortization of goodwill(1)	-	-	-	-	(7.8)
Restructuring costs	-	-	-	-	(50.0)

Total benefits, losses and expenses	(2,470.8)	(1,827.1)	(3,706.2)	(3,348.4)	(3,037.0)

(Loss) income before taxes	(295.5)	95.8	224.4	57.4	(537.3)
Income tax (expense) benefit	(298.8)	(11.2)	(39.3)	49.4	169.9

Net (loss) income	$(594.3)	$84.6	$185.1	$106.8	$(367.4)

(Loss) earnings per share:
Average number of shares (millions)(2)	39.8	39.9	39.8	39.9	40.0
Basic (loss) earnings per share	$(14.92)	$2.12	$4.65	$2.68	$(9.18)
Diluted (loss) earnings per share	(14.69)	2.10	4.59	2.64	(9.18)

Pro forma (loss) earnings per share:
Average number of shares (millions)(3)	81.9	82.0	81.9	82.1	82.3
Basic (loss) earnings per share(3)	$(7.26)	$1.03	$2.26	$1.30	$(4.46)
Diluted (loss) earnings per share(3)	(7.20)	1.03	2.25	1.29	(4.46)

	As of
	June 30,	As of December 31,

($ in millions, except per share information)	2004	2003	2002	2001

Balance sheet data:
Total invested assets	$7,846.2	$7,528.7	$6,117.3	$4,915.9
Total assets	14,610.5	14,354.6	12,051.0	9,706.5
Insurance liabilities	12,444.0	11,410.8	9,454.8	7,677.9
Debt	390.7	390.6	390.4	197.0
Total liabilities	13,261.3	12,271.3	10,313.0	8,135.7
Total equity	1,349.2	2,083.3	1,738.0	1,570.8
Book value per share(2)	33.90	52.38	43.55	39.27

	Six months ended
	June 30,			Year ended December 31,

($ in millions, except ratio information)	2004		2003	2003	2002	2001

Other data:
Net premiums written by segment:
Standard Property & Casualty Reinsurance	$988.5		$940.7	$1,645.6	$1,452.2	$1,280.0
Specialty Lines	1,015.6		930.9	1,811.9	1,555.3	968.4
Life & Health Reinsurance	243.3		212.3	369.5	314.7	234.2

Total net premiums written	$2,247.4		$2,083.9	$3,827.0	$3,322.2	$2,482.6

Non-life combined ratio	118.3	% (4)	98.7%	97.9%	103.7%	129.3	% (5)

Ratio of earnings to fixed charges (6)	(7)		5.9	7.2	3.7	(8)

(1)	For a discussion of goodwill and our compliance with SFAS 142, see Notes 2(k) and 7 to our 2003 consolidated financial statements and Note 3 to our June 30, 2004 consolidated interim financials statements.

(2)	Immediately following our initial public offering, we had 40,000,000 with a nominal value of CHF 10 each shares outstanding. Therefore, these shares are considered outstanding for all periods prior to December 11, 2001.

(3)	Based on 106,683,245 shares issued in the Offering minus, in the case of Basic (loss) earnings per share, 369,272 shares which will be taken by us upon our exercise of purchase rights allocated to existing shares held by us. No other pro forma adjustments to historical data have been made for purposes of this calculation.

(4)	The impact on the non-life combined ratio of the 2004 reserve development was 24.1%.

(5)	The impact on the non-life combined ratio of the September 11th terrorist attacks was 13.3%.

(6)	The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. Fixed charges consist of interests expense and the interest portion of rental expense.

(7)	Due to our loss for the six months ended June 30, 2004, the coverage ratio was less than 1:1. We would have needed to generate additional earnings of $295.5 million to achieve coverage of 1:1.

(8)	Due to our loss in 2001, the coverage ratio was less than 1:1. We would have needed to generate additional earnings of $537.3 million to achieve coverage of 1:1.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis in conjunction with our consolidated financial statements including the related notes to those financial statements. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements that involve risks and uncertainties and actual results may differ materially from the results described or implied by these forward-looking statements. You should read the information under “Risk factors” for information about material risks and uncertainties that affect our business and “Cautionary note regarding forward-looking statements” for information about our presentation of forward-looking information.

Overview

We are an international reinsurer whose business operations are recognized for innovation, professionalism and service. We believe we are accepted as a professional lead reinsurer for all major lines of non-life and life reinsurance in Europe, Asia and Latin America. We actively seek to create innovative and efficient reinsurance solutions to complement our target clients’ business plans and needs. We focus on core underwriting skills and on developing close client relationships while honoring our and our clients’ relationships with brokers.

The recent adverse developments with respect to reserves and our ratings require that we re-evaluate our global strategy to maximize shareholder value. Going forward, we will focus on markets in which we believe our franchise remains strong, i.e., Europe, Asia-Pacific and Latin America. Within these markets we will focus on small to medium-sized clients that depend on reinsurance generally and on our services in particular. We also intend to further reinforce and develop our joint venture relationships. We believe we can rely on certain credit enhancement techniques to preserve our ability to write business in rating-sensitive specialty lines.

We offer a broad range of traditional non-life and life reinsurance products as well as innovative “non-traditional” solutions to help our target clients to efficiently manage capital and risks. In non-life reinsurance, our lines of business are general third party liability, motor, personal accident (assumed from non-life insurers), property, agribusiness, aviation & space, credit & surety, engineering, marine & energy, professional liability & other special liability and workers’ compensation. In Life & Health Reinsurance, our lines of business are life & disability reinsurance, including quota share, surplus coverage and financing contracts, and accident & health.

Converium was formed in 2001 through the restructuring and integration of the third party reinsurance business of Zurich Financial Services through a series of transactions (that we refer to as the Formation Transactions). On December 1, 2001, Converium entered into a Master Agreement with Zurich Financial Services (the “Master Agreement”), which set forth the terms of the separation from Zurich Financial Services. See “Formation transactions and relationship with Zurich Financial Services” and the notes to our consolidated financial statements.

Our business is organized around three operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on lines of business. In addition to the three segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board, the GEC and other global functions.

We prepare segregated financial information for each of our operating segments. In the future, we plan to continue conducting our business and measuring our financial and operating performance based on these segments.

We derive our revenues principally from:

•	premiums from our non-life and life reinsurance and insurance businesses;

•	investment income and investment gains from our portfolio of invested assets, net of investment expenses; and

•	interest on premium and loss deposits withheld by our clients.

Our costs and expenses principally consist of:

•	losses and loss adjustment expenses, which include:

•	non-life reinsurance and insurance losses and loss adjustment expenses;

•	death and other life reinsurance benefits;

•	operating and administration costs, which include:

•	treaty and individual risk underwriting acquisition costs, commonly referred to as commissions;

•	overhead costs, predominantly consisting of salaries and related costs;

•	interest expenses; and

•	income taxes.

Our profitability depends to a large extent on:

•	the quality of our underwriting and pricing;

•	the level of incurred losses and commissions;

•	the timing of loss and benefit payments;

•	our ability to earn appropriate yields on our investment portfolio;

•	our ability to manage operating and administration costs; and

•	our ability to efficiently and effectively manage risk, including retrocessions.

When reviewing our financial statements, there are certain business characteristics that affect the reporting of our results. The most significant factors are set forth below.

Future impact of recent developments

On September 1, 2004, A.M. Best downgraded our financial strength rating to “B++” from “A-” and our credit rating to “bbb” from “a-”. On September 10, 2004, Standard & Poor’s lowered both the long-term counterparty credit and insurer financial strength ratings of Converium AG to “BBB” from “A-” and Converium Rückversicherung (Deutschland) AG and Converium Insurance (UK) Ltd. to “BBB-” from “A-”.

On September 29, 2004, A.M. Best affirmed the financial strength ratings of “B++” and upgraded the issuer credit rating to “bbb+” from “bbb” of Converium AG, Converium Rückversicherung (Deutschland) AG and Converium Insurance (UK) Ltd. These ratings have been removed from under review and assigned a stable outlook. At the same time, A.M. Best downgraded the financial strength rating to “B” from “B++” and the issuer credit rating to “bb” from “bbb” of CINA. A.M. Best also downgraded the issuer credit rating to “b-” from “bb-” of CHNA. These ratings have been removed from under review and assigned a negative outlook.

On September 10, 2004, Standard & Poor’s lowered both the long-term counterparty credit and insurer financial strength ratings of Converium AG to “BBB” from “A-” and Converium Rückversicherung (Deutschland) AG and Converium Insurance (UK) Ltd. to “BBB-” from “A-”. In addition, Standard & Poor’s lowered the long-term counterparty credit and senior unsecured debt ratings on Converium Holdings (North America) Inc. to “BB” from “BBB-” and its junior subordinated debt rating on Converium Finance S.A. to “BB+” from “BBB”. At the same time, Standard & Poor’s lowered its long-term counterparty credit and insurer financial strength ratings of CRNA to “R” from “BB+”.

On September 27, 2004, Standard & Poor’s revised to positive from developing its CreditWatch implications on the long-term counterparty credit and insurer financial strength ratings on Converium AG. All other ratings remain on CreditWatch with developing implications. In addition, Standard & Poor’s noted that if the Offering is completed and barring any material unforeseen event, it expects to raise its long-term ratings on Converium AG to “BBB+” and its long-term junior subordinated debt rating on Converium Finance S.A. to “BBB-”. Standard & Poor’s also noted that an acceptable guarantee would allow Standard & Poor’s to rate Converium Rückversicherung (Deutschland) AG and Converium Insurance (UK) Ltd. in line with Converium AG. Our revised strategy as described herein is substantially dependent upon Standard & Poor’s upgrading our ratings.

As a result of these and our other recent ratings downgrades and recent events, we were required to re-evaluate our global strategy to maximize shareholder value. See “Business — Strategy”. As of July 1, 2004, Converium estimated its total estimated annual gross premium income of in-force business from North American cedents to be in excess of $1.4 billion. The decision to place CRNA into run-off and to transfer the underwriting of all North American non-life business to Zurich and Bermuda is expected to result in a reduction of gross written premium of North American originated business of $1.0 billion or more for underwriting year 2005, predominantly in Standard Property & Casualty Reinsurance and Specialty Lines. Additionally, Converium currently intends to cease writing Accident & Health business in North America. Based on most recent feedback from non-U.S. insurers, Converium currently expects its non-U.S. premium volume for underwriting year 2005 to be reduced by up to 40% compared to 2004. Accordingly, our preliminary estimates are that in underwriting year 2005, our total gross written premiums will be on the order of half the total for 2004. We expect profitable growth to resume in 2006.

Third quarter 2004 developments

Subsequent to the issuance of our June 30, 2004 interim consolidated financial statements, there were several developments that will have an impact on our September 30, 2004 interim consolidated financial statements. These developments are as follows (pre-tax):

•	Additional reserve adjustments between $50 million to $100 million. Following a detailed analysis of the specific conclusions in Tillinghast’s study, we will make adjustments to carried reserves in the third quarter of 2004. See “Background and reasons for the Offering — Recent reserve strengthening and subsequent asset impairments — Reserve strengthening”.

•	Commutations can accelerate the realization of profit inherent in long tail reserves by crystallizing outstanding claims reserves into payments, which are discounted to reflect the time value of money. Since commutation payments essentially reflect a discounted present value of future cash flows, future investment income earned will decline as the assets backing those reserves are liquidated to make payments. Since June 30, 2004, we have commuted approximately $250 million in loss reserves related to prior years business assumed by our North American operation, CRNA (with a corresponding reduction in cash and invested assets). Currently, CRNA is in negotiations with several clients for additional offers of commutations, and is pursuing these diligently.

•	Gross losses from Hurricane Charley (estimated at less than $25 million), Hurricane Frances (estimated at less than $20 million), Hurricane Ivan (estimated at between $30 million and $45 million), Hurricane Jeanne (estimated at between $12 million and $20 million) and typhoons in Japan (estimated at approximately $5 million).

•	Cost of retrospective retrocession arrangement of $20 million. See “Background and reasons for this Offering — Recent reserve strengthening and subsequent asset impairments — Reserve strengthening”.

•	Restructuring charges related to retention plans, severance payments and the discontinuation of our North American operations currently estimated at approximately $20 million. See “Background and reasons for the Offering — The case for recapitalizing Converium — Discontinuation of North American business”.

The above charges will be partially offset by net realized capital gains of approximately $15.6 million, primarily resulting from sales of equity securities to adjust our asset allocation to reduce investment portfolio risks. These net realized capital gains will be offset by a corresponding reduction in net unrealized capital gains in shareholders’ equity. See “Background and reasons for the Offering — Concurrent measures to de-risk our business — Reduce investment portfolio risk”.

In addition, we expect a reduction in net premiums written and earned resulting from clients exercising their rights of special termination under various reinsurance contracts. However, such reduction in premium income will be accompanied by corresponding reductions of losses and underwriting acquisition costs.

We expect that we will enter into an agreement to terminate our $75 million GMDB reinsurance protection purchased in 2003, effective October 15, 2004, however, we may seek to renegotiate the terms of the cover. The primary purpose of this cover is to address the volatility in the United States equity markets. The cover is intended to address potential adverse deviations to other key assumptions such as mortality risk, lapse rate risks and surrenders. Although we feel that our current carried reserves for our GMDB exposure are adequate, we are currently reviewing other reinsurance and financial product solutions to address the risks associated with this business.

Second quarter 2004 developments

In the second quarter of 2004, we recorded pre-tax charges of $748.5 million, as described below.

Reserve development

The following table presents the net adverse (favorable) reserve development for each of our non-life segments:

	Six months
	ended June 30,

	2004	2003

	($ in millions)
Standard Property & Casualty Reinsurance	106.1	(34.2)
Specialty Lines	321.6	42.1

Total non-life reinsurance	427.7	7.9

We have experienced significant adverse development in our U.S. casualty reinsurance lines for the last several years. Since 2001, we have recorded a total of $668.5 million of additional provisions on our non-life business (2001: $123.6 million; 2002: $148.5 million; 2003: $(31.3) million; and first half of 2004: $427.7 million). In 2003, the positive development of $31.3 million consisted of positive development on property lines ($113.5 million) and aviation & space ($102.2 million), offset by adverse development on workers’ compensation and professional liability & other special liability lines ($120.3 million) and the motor and general third party liability lines ($64.1 million). The reserve releases in 2003 were primarily from the 2002 underwriting year, while the U.S. business written in 1997 to 2001 mostly saw continued strengthening.

On April 29, 2004, we announced that first quarter reported losses from prior year U.S. casualty business had exceeded expected loss emergence and that the volatility of longer-tail risks was likely to persist for some time. In the first quarter of 2004, the continuing reserve volatility of old underwriting years resulted in strengthening of prior years’ loss reserves of $43.0 million, consisting of $10.1 million in the Standard Property & Casualty Reinsurance segment (primarily from the Western European motor book) and $32.9 million in the Specialty Lines segment (primarily from the U.S. professional liability & other special liability lines).

As a result of the in-depth reviews, we recorded a reserve strengthening charge of $384.7 million in the second quarter of 2004, consisting of $96.0 million in the Standard Property & Casualty Reinsurance segment and $288.7 million in the Specialty Lines segment. This action was taken in response to the continued adverse loss emergence due to increased claims reporting activity from clients relating to U.S. casualty business written from 1997 to 2001. In the Standard Property & Casualty Reinsurance segment, the reserve strengthening primarily related to general third party liability lines in the United States ($99.3 million). In the Specialty Lines segment, the reserve strengthening arose primarily from the professional liability & other special liability lines, in particular umbrella, professional liability and excess & surplus lines of business in the United States ($265.2 million).

Income taxes

Our consolidated income tax expense for the three months ended June 30, 2004 reflects an additional expense of $269.8 million, related to the establishment of a full valuation allowance against the net deferred income tax balances previously carried at CRNA. CRNA is the legal entity where the majority of the reserve strengthening has occurred.

As required under SFAS 109, “Accounting for Income Taxes”, we are required to assess if it is more likely than not that some or all of the net deferred tax assets will not be realized. In making this assessment, reference is made to, among other things, historical losses. Therefore, a full valuation allowance has been established against CRNA’s net deferred tax assets as of June 30, 2004. CRNA may offset future taxable income against the existing net operating losses carried forward, resulting in no U.S. federal tax expense on such income until such time as the net operating losses are utilized or expire.

As of June 30, 2004, our valuation allowance was $455.6 million, comprising net operating losses carried forward ($313.1 million), loss reserve discount ($133.9 million) and other temporary differences, net ($8.6 million). As of December 31, 2003, the valuation allowance was $47.9 million, all of which related to net operating losses carried forward.

As of June 30, 2004, we had total net operating losses carried forward of $959.1 million available to offset future taxable income of certain branches and subsidiaries. The majority of these net operating losses carried forward relate to CRNA and expire in the years 2020 through 2024.

We will continue to monitor our tax position and reassess the need for a full valuation allowance on our net deferred tax assets on a periodic basis. Realization of the deferred tax asset related to net operating losses carried forward is dependent upon generating sufficient taxable income within specified future periods.

Goodwill and other intangible assets

SFAS 142, “Goodwill and Other Intangible Assets”, requires impairment testing of goodwill annually or more regularly if any event or change in business circumstances occurs which would indicate that the carrying value of goodwill may be impaired. Due to the reserving actions taken in the second quarter of 2004 in respect of prior year development in the Specialty Lines segment’s business written in North America, and a subsequent decision to take a full valuation allowance against the net deferred tax asset at CRNA, a goodwill impairment test has been conducted to assess the fair value of the reporting units at that date. As a result of this assessment, an impairment charge of $94.0 million has been recorded in the second quarter of 2004.

SFAS 142 also requires that useful lives for intangible assets other than goodwill be reassessed and the remaining amortization periods be adjusted accordingly. There are no intangible assets recorded on the CRNA balance sheet as of June 30, 2004 in respect of any business segment or reporting unit; therefore there is no requirement to perform impairment testing on intangible assets.

The remaining balance of goodwill and other intangible assets as of June 30, 2004 was $76.8 million, which relates to Converium AG’s strategic investments in GAUM and MDU Services Ltd. Both of these companies have continued to perform in line with management’s expectations. However, we will be evaluating our investment in GAUM as part of our normal impairment testing procedures.

Formation transactions and consolidated financial statements

We prepare our financial statements on a U.S. GAAP basis. For periods prior to December 11, 2001, we derived the financial information in this document from the historical financial statements of Zurich Financial Services. These statements present the financial condition, results of operations and cash flows of the businesses which, prior to the Formation Transactions, were owned by Zurich Financial Services and now comprise Converium. See “Formation transactions and relationship with Zurich Financial Services.”

Critical accounting policies

Our discussion and analysis of the financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements in accordance with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts and related disclosures. Changes in our financial and operating environment could influence the accounting estimates that support our financial statements. The following represents those accounting policies that management believes are the most critical to its operations and those policies that require significant judgment on the part of management. The assumptions and judgments used by management are the ones they believe to be the most appropriate at the time. However, as described below, these estimates could change materially if different information or assumptions were used. The descriptions below are summarized and have been simplified for clarity. A more detailed description of these and other significant accounting policies used by us in preparing our financial statements is included in the Notes to our Consolidated Financial Statements.

Non-life loss and loss adjustment reserves

We are required by applicable insurance laws and regulations, as well as U.S. GAAP, to establish reserves for payment of losses and loss adjustment expenses that arise from our non-life reinsurance and insurance businesses. Loss and loss adjustment reserves are based on estimates of future payments to settle claims, including legal and other expenses. The liability for unpaid losses and loss adjustment expenses for property and casualty business includes amounts determined from loss reports on individual cases and amounts for losses incurred but not reported. If a contract is commuted, we reduce loss and loss adjustment expense carried on our balance sheet and record a gain or loss for the difference between loss and loss adjustment expense carried on our balance sheet and the commutation payment. We estimate our loss and loss adjustment reserves on the basis of facts reported to us by ceding companies, and in conjunction with actuarial estimates and methodologies for instances where we have not received reports from ceding companies. Our estimates of losses and loss adjustment expenses are subject to assumptions reflecting economic and other factors such as inflation rates, changes in legislation, court rulings, case law and prevailing concepts of liability, which can change over time. In addition, if ceding company data is not provided to us on a timely basis, this could potentially impact the accuracy of our estimates. We review and update our estimates and record changes to our loss and loss adjustment reserves in current income. See “Business — Loss and loss adjustment expense reserves.”

The impact of changes in loss estimates can be mitigated by risk diversification. Risk diversification is a basic risk management tool in the insurance and reinsurance industry; as a multi-line reinsurer there are always likely to be reserve adjustments at the line of business level. Our book of business is broadly diversified by line of business as well as balanced by region and by the expected duration of its claims obligations.

Premiums

When we underwrite business, we receive premiums for assuming the risk. Premiums written in any given period include premiums reported to us by our clients and those we estimate and accrue on contracts underwritten.

In a typical reporting period, we generally earn a portion of the premiums written during that period together with premiums that were written during earlier periods. Likewise, some part of our premiums written will not be earned until future periods. We allocate premiums written but not yet earned to an unearned premium reserve, which represents a liability on our balance sheet. As time passes, the unearned premium reserve is gradually reduced and the corresponding amount is released through the income statement as premiums earned. Premiums are typically earned on a pro rata basis over the period that the coverage is in effect. Our premium earned and written estimates are regularly reviewed and enhanced as information is reported to us by our clients and we are able to refine our estimates and assumptions. Our estimation procedures are also affected by the timeliness and comprehensiveness of the information our clients provide to us. If a contract is terminated, we reduce unearned premiums carried on our balance sheet for unexpired risk relating to that contract.

We write a wide range of different types of insurance and reinsurance policies, some of which are earned during periods shorter than one reporting period, while some are earned during substantially longer periods. This mix of business can change significantly from one period to the next and these changes can cause the relationship between written and earned premiums to differ, perhaps significantly, on a year-to-year basis. In our analysis of trends, we relate the change in premiums earned to the change in premiums written. Typically, differences in the percentage growth or decline between premiums written and earned mainly reflect differences in our mix of business from year to year.

Reinsurance recoverables

We cede reinsurance to retrocessionaires in the normal course of business. Under U.S. GAAP, reinsurance is recorded gross in the balance sheet. Reinsurance assets (recoverables) include the balances due from retrocessionaires for paid and unpaid losses and loss adjustment expenses, ceded unearned premiums and ceded future life benefits. Amounts recoverable from retrocessionaires are estimated in a manner consistent with the liabilities associated with the reinsured contracts.

Retrocessional reinsurance arrangements generally do not relieve us from our direct obligations to our reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. Failure of retrocessionaires to indemnify us due to insolvencies or disputes could result in uncollectible amounts and losses to us. We establish an allowance for potentially uncollectible recoverables from retrocessionaires for amounts owed to us that management believes will not be collected. In addition, we immediately charge operations for any recoverable balances that are deemed to be uncollectible. Collateral and other offsets are considered in determining the allowance or expense.

Foreign currency translation

In view of our international scale and the fact that more of our business is transacted in U.S. dollars than in any other currency, we report our financial information in U.S. dollars.

However, a large portion of our revenues and expenses are denominated in other currencies including the Euro, British pound, Swiss franc and Japanese yen. Since these currencies are functional currencies for our business units, translation differences are recorded directly in shareholders’ equity. Exchange rate differences arising from holding assets, other than investment assets, and liabilities denominated in non-functional currencies are recorded as income or expense, as the case may be, in our income statement.

Invested assets

The majority of our fixed maturities and equity securities are classified as available-for-sale; these investments are carried at fair value. Fixed maturity securities for which we have the intent and ability to hold to maturity are classified as held-to-maturity. Held-to-maturity securities are carried at amortized cost, if purchased, or carrying value, if transferred from the available-for-sale category to the held-to-maturity category. The difference between the fair value and amortized cost at the date of transfer of such securities is amortized over the life of the respective securities. The carrying value of transferred securities is the fair value at the date of transfer less unamortized net unrealized gains. Fixed maturities and equity securities which we buy with the intention to resell in the near term, are classified as trading and are carried at fair value. Unrealized gains or losses on investments carried at fair value, except those designated as trading are recorded in other comprehensive income, net of deferred income taxes.

When declines in values of securities below cost or amortized cost are considered to be other than temporary, an impairment charge is recorded as a realized capital loss in the statement of income for the difference between cost or amortized cost and estimated fair value. “Other than temporary declines” are declines in value of the security that exceed 20% over a period of six months, or that exceed 50% regardless of the period of decline. To continue to adhere to emerging asset impairment standards, beginning in the second quarter of 2003, we revised our impairment policy to also record as realized capital losses any declines in value of equity securities over a period of more than twelve months. The same policy applies to fixed maturity securities when the decline in value is attributable to the deteriorating credit-worthiness of the issuer. At management’s judgment, we impair additional securities based on prevailing market conditions by considering various factors such as the financial condition of the issuer, the market value and the expected future cash flows of the security.

Income taxes

Deferred income taxes are provided for all temporary differences, which are based on the difference between financial statement carrying amounts and the income tax bases of assets and liabilities using enacted local income tax rates and laws. In addition, a deferred tax asset is established for net operating loss carryforwards. We have significant net operating loss carryforwards that we can use to offset future taxable income. Realization of the deferred tax asset related to these carryforwards is dependent upon generating sufficient taxable income within specified future periods. We establish a valuation allowance against our deferred tax asset based upon our assessment if it is more than likely than not that some or all of the deferred tax asset will not be realized in the applicable jurisdiction. In establishing the appropriate value of the deferred tax asset, we must make judgments about our ability to recognize the benefit of the asset over time, including our ability to utilize the net operating loss carryforwards. In the event that we are unable to realize a deferred tax asset, net income would be adversely affected to the extent a valuation allowance has not been established.

Investment results

Investment results are an important part of our overall profitability. Our net investment income for the six months ended June 30, 2004 was $147.8 million, an increase of $24.8 million, or 20.2% as compared to the same period of 2003. The increase largely resulted from growth in invested assets over 2003, particularly in our fixed maturities portfolio, as well as income received from the transition of a fixed income bond fund to a direct fixed income investment portfolio. Our net investment income was $233.0 million for the year ended December 31, 2003, representing a decrease of $18.8 million, or 7.5% as compared to the same period of 2002. The decrease reflects lower investment income yields offset by an increase in invested assets from operating cash flows. Our net investment income increased $23.1 million, or 10.1% for 2002 as compared to 2001. The increase is primarily from an increase in invested assets due to our additional capitalization in late 2001 and the investment of cash flows from operating activities during 2002.

We had net realized capital gains of $21.7 million and $7.5 million for the six months ended June 30, 2004 and 2003, respectively. The increase is due to lower impairment charges in 2004. We had net realized capital gains for the year ended December 31, 2003 of $18.4 million, compared to net realized capital losses of $10.3 million and $18.4 million in 2002 and 2001, respectively. Included in the 2002 realized amounts were gains on the restructuring of the fixed maturities portfolio of $62.9 million, offset by losses on the restructuring of the equity portfolio of $48.2 million, and losses realized on the sale of WorldCom fixed income investments of $15.8 million.

For the six months ended June 30, 2004, $2.6 million in impairment charges were recorded, compared to $21.9 million for the same period of 2003. Included in the impairment charges in the six months ended June 30, 2003 were $19.5 million related to our equity securities portfolio and $2.4 million related to our real estate portfolio. We recorded $27.4 million, $48.3 million and $82.5 million of impairment charges for the years ended December 31, 2003, 2002 and 2001, respectively, primarily on our equity portfolio. To continue to adhere to emerging asset impairment standards, beginning in the second quarter of 2003, we revised our impairment policy to also record as realized capital losses any declines in value of equity securities over a period of more than twelve months. The same policy applies to fixed maturities securities when the decline in value is attributable to the deteriorating credit-worthiness of the issuer. This resulted in additional impairment charges of $3.4 million in 2003.

The following table shows the average pre-tax yields and investment results on our investment portfolio for the six months ended June 30, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001.

Net investment income and net realized capital

gains (losses)

	Six months ended June 30,

	2004			2003

	Net		Realized	Net		Realized
	investment	Pre-tax	gains	investment	Pre-tax	gains
	income	yield	(losses)	income	yield	(losses)

	($ in millions, except for percentages)
Fixed maturities securities	$94.0	3.7%	$1.2	$65.9	3.5%	$22.3
Equity securities	9.2	2.2	23.9	7.8	2.6	(14.4)
Funds Withheld Asset	39.3	5.4	-	43.8	5.4	-
Short-term and other	11.5	5.2	(3.4)	13.7	3.7	(0.4)
Less investment expenses	(6.2)	-		(8.2)	-

Total	147.8	3.8		123.0	3.6
Net realized capital gains	21.7			7.5

Net investment income and net realized capital gains	169.5	4.3		130.5	3.8
Change in net unrealized (losses) gains	(76.9)			105.0

Total investment return	$92.6	2.4%		$235.5	6.9%

Since June 30, 2004, we have adjusted our asset allocation and lowered our exposure to investments in equity securities by nearly $500 million. This will reduce our equity exposure to below 4% of total invested assets from approximately 10% as of June 30, 2004. These sales generated net realized capital gains of approximately $17.6 million (pre-tax), which will be recorded in the third quarter of 2004. The proceeds of this divestiture will be invested in highly liquid and highly rated fixed income instruments. As equity securities generally have a greater volatility associated with them when compared to other assets such as highly rated fixed income instruments, they require a higher capital charge.

In order to protect shareholders’ equity from potential future interest rate increases, we have lowered the modified duration of our fixed income portfolio from 3.8 as of June 30, 2004 to 3.6. Sales relating to this reduction generated net realized capital losses of less than $2.0 million. Fixed income securities with a lower duration generally exhibit lower interest rate sensitivity than longer-term bonds. Furthermore, since June 30, 2004, we have increased our OECD government held-to-maturity portfolio by approximately $300 million.

These actions may have the effect of increasing our net investment income while potentially reducing our total investment return.

Net investment income and net realized and unrealized capital gains (losses)

	Year ended December 31,

	2003			2002			2001

	Net		Realized	Net		Realized	Net		Realized
	investment	Pre-tax	gains	investment	Pre-tax	gains	investment	Pre-tax	gains
($ in millions, except for percentages)	income	yield	(losses)	income	yield	(losses)	income	yield	(losses)

Fixed maturities securities	$121.0	3.0%	$34.5	$132.7	4.6%	$88.0	$130.0	5.7%	$45.9
Equity securities	11.4	1.7	(16.1)	14.5	2.4	(101.2)	9.7	1.5	(64.6)
Funds Withheld Asset/Zurich Financing Agreement	85.6	5.4	-	81.1	5.3	-	75.7	5.2	-
Short-term and other	26.0	3.8	-	35.4	4.5	2.9	18.1	3.6	0.3
Less investment expenses	(11.0)	-		(11.9)	-		(4.8)	-

Total	233.0	3.3		251.8	4.3		228.7	4.7
Net realized capital (losses) gains	18.4			(10.3)			(18.4)

Net investment income and net realized capital (losses) gains	251.4	3.5		241.5	4.1		210.3	4.3
Change in net unrealized (losses) gains	154.2			(109.0)			14.4

Total investment return	$405.6	5.7%		$132.5	2.2%		$224.7	4.6%

Our average annualized net investment income yield (pre-tax) was 3.8% for the six months ended June 30, 2004 as compared to 3.6% for the same period of 2003. For the years ended December 31, 2003, 2002 and 2001, our average net investment income yield (pre-tax) was 3.3%, 4.3% and 4.7%, respectively. Yields are calculated based on the average of beginning and ending investment balances (including cash and cash equivalents).

Our average annualized total investment income yield (pre-tax) was 4.3% for the six months ended June 30, 2004 as compared to 3.8% for the same period of 2003. The total investment income yield was positively impacted by the results of our equity portfolio in the first half of 2004 and the results of our bond portfolio in 2003. For the years ended December 31, 2003, 2002 and 2001, our average total investment income yield (pre-tax) was 3.5%, 4.1% and 4.3%, respectively. The decrease in yield in 2003 is due to sustained lower interest rates worldwide. In addition, we positioned our fixed income portfolios to a shorter duration in anticipation of a potential interest rate increase.

Our average annualized total investment return (pre-tax) was 2.4% for the six months ended June 30, 2004 as compared to 6.9% for the same period of 2003. The return for the six months ended June 30, 2004 was negatively affected by changes in net unrealized gain positions on bonds resulting from an interest rate increase during the second quarter of 2004, whereas the impact was opposite for 2003, as interest rate declines increased the net unrealized capital gain positions. For the years ended December 31, 2003, 2002 and 2001, our average total investment return (pre-tax) was 5.7%, 2.2% and 4.6%, respectively. The increase in the return in 2003 resulted from a recovery in the global capital markets, which positively impacted changes to the unrealized capital positions of both our fixed income and equity instruments. The average total investment return in 2002 and 2001 included the effect of foreign currency on the change in net unrealized capital gains and losses of $(50.3) million and $(1.2) million, respectively. While the effect was fairly insignificant for 2001, in 2002 this lowered the average total investment return by 0.8%. As of 2003, the currency effect on the change in net unrealized capital gains and losses is directly booked to cumulative currency translation adjustments, and therefore no longer affects the investment return. This approach is also consistent with our aim to match the currency of our assets with our liabilities, which implies that any currency impact on the assets is essentially offset by the impact on the corresponding liability.

Under the Quota Share Retrocession Agreement, the Funds Withheld Asset may be prepaid to us in whole or in part as of the end of any calendar quarter. In the event that the Funds Withheld Asset is prepaid, we would have to reinvest these assets in investments that may not provide yields comparable to those payable under the Quota Share Retrocession Agreement. To the extent we are not able to invest these funds at comparable yields, our investment income could be adversely affected.

See “Background and reasons for the Offering — Concurrent measures to de-risk our business — Reduce investment portfolio risk.”

Restructuring charge

In connection with the Formation Transactions, we incurred $50.0 million in restructuring costs during 2001. Any restructuring costs relating to the Formation Transactions in excess of this amount were borne by Zurich Financial Services. The restructuring costs, according to the Master Agreement, included the costs and expenses of the Formation Transactions, including advisors’ fees, retention plan costs expensed in 2001 and stamp duty taxes. We did not incur any restructuring costs during 2003 or 2002.

We expect to incur approximately $20 million in restructuring charges in 2004 related to the reorganization of our North American operations.

Income tax

We are subject to local income tax requirements in the jurisdictions in which we operate. The income tax expense reflected in our financial statements therefore reflects a number of different local tax rates, and as a result may change from one period to the next depending on both the amount and the geographic contribution of our taxable income. In addition, the income tax we pay is based on local tax statements in which our reported income and expenses may differ from that reported in our financial statements.

As a result of changes in our geographic contribution of taxable income as well as changes in the amount of our non-taxable income and expense and changes in our valuation allowance, the relationship between our reported income before tax and our income tax expense may change significantly from one period to the next. For more information about our income tax expenses, see “— Second quarter 2004 developments” and Note 11 to our 2003 consolidated financial statements.

Regulatory and legislative environment

Our business is subject to regulation in all of the jurisdictions in which we operate. Regulation includes compliance with applicable laws covering operating and reporting requirements, monitoring of solvency and reserves and asset valuation. Changes in government policy or taxation also may affect our results of operations. In addition, political, judicial and legislative developments could broaden the intent and scope of coverage of existing policies written by our clients, which may result in additional liabilities for reinsurers. See “Regulation.”

Results of operations

The table below presents summary income statement data for the six months ended June 30, 2004 and 2003 and for the years ended December 31, 2003, 2002 and 2001.

	Six months ended
	June 30,		Year ended December 31,

	2004	2003	2003	2002	2001

	($ in millions)
Revenues:
Gross premiums written	$2,411.2	$2,212.5	$4,223.9	$3,535.8	$2,881.2

Net premiums written	$2,247.4	$2,083.9	$3,827.0	$3,322.2	$2,482.6

Net premiums earned	$2,002.9	$1,796.8	$3,676.5	$3,165.5	$2,295.2
Net investment income and net realized capital gains (losses)	169.5	130.5	251.4	241.5	210.3
Other income (loss)	2.9	(4.4)	2.7	(1.2)	(5.8)

Total revenues	2,175.3	1,922.9	3,930.6	3,405.8	2,499.7

Benefits, losses and expenses:
Losses, loss adjustment expenses and life benefits	(1,824.7)	(1,332.7)	(2,674.2)	(2,492.0)	(2,300.5)
Underwriting acquisition costs	(431.2)	(380.5)	(803.2)	(666.7)	(508.1)
Other operating and administration expenses	(104.3)	(96.9)	(197.8)	(173.3)	(146.4)
Interest expense	(16.6)	(17.0)	(31.0)	(16.4)	(24.2)
Impairment of goodwill	(94.0)	-	-	-	-
Amortization of goodwill and restructuring costs	-	-	-	-	(57.8)

Total benefits, losses and expenses	(2,470.8)	(1,827.1)	(3,706.2)	(3,348.4)	(3,037.0)

(Loss) income before taxes	(295.5)	95.8	224.4	57.4	(537.3)
Income tax (expense) benefit	(298.8)	(11.2)	(39.3)	49.4	169.9

Net (loss) income	$(594.3)	$84.6	$185.1	$106.8	$(367.4)

During the second quarter of 2004, we recorded pre-tax charges of $748.5 million that resulted in measurable effects on its financial results. These charges include the net strengthening of prior years’ loss reserves ($384.7 million), the establishment of a full valuation allowance against its net deferred tax assets related to its North American operations (second quarter expense of $269.8 million) and an impairment of goodwill ($94.0 million).

The table below shows the reconciliation between pre-tax results and pre-tax operating results. We use pre-tax operating results to measure performance, as this measure focuses on the underlying fundamentals of our operations without the influence of realized gains and losses from the sale of investments, or other non-operating items such as goodwill impairment.

Pre-tax operating (loss) income

	Six months ended
	June 30,		Year ended December 31,

	2004	2003	2003	2002	2001

	($ in millions)
(Loss) income before taxes	$(295.5)	$95.8	$224.4	$57.4	$(537.3)
Net realized capital gains (losses)	21.7	7.5	18.4	(10.3)	(18.4)
Impairment of goodwill	(94.0)	-	-	-	-
Amortization of goodwill and restructuring costs	-	-	-	-	(57.8)

Pre-tax operating (loss) income	$(223.2)	$88.3	$206.0	$67.7	$(461.1)

Net (loss) income	$(594.3)	$84.6	$185.1	$106.8	$(367.4)

Six months ended June 30, 2004 compared to six months ended June 30, 2003

Converium consolidated net (loss) income

Net loss was $594.3 million for the six months ended June 30, 2004 compared to net income of $84.6 million in the same period in 2003. The decline is primarily due to the net strengthening of prior years’ loss reserves, and a related increase in income tax expense due to the establishment of a full valuation allowance against the net deferred tax assets from our North American operations and an impairment of goodwill.

We also reported a decrease in pre-tax operating results (defined as pre-tax income or loss excluding pre-tax net realized capital gains or losses and impairment of goodwill) for the six months ended June 30, 2004 as compared to the same period in 2003.

For the six months ended June 30, 2004, gross premiums written increased 9.0%, net premiums written increased 7.8% and net premiums earned increased 11.5%. See “— Results of operations by operating segment” for further discussion.

Our non-life combined ratio was 118.3% for the six months ended June 30, 2004 as compared to 98.7% for the same period of 2003. Reserve actions in 2004 increased the combined ratio by 24.1 points for the six months ended June 30, 2004.

We had net realized capital gains of $21.7 million and $7.5 million for the six months ended June 30, 2004 and 2003, respectively. For the six months ended June 30, 2004, $2.6 million in impairment charges were recorded, compared to $21.9 million for the same period of 2003. Included in the impairment charges in the six months ended June 30, 2003 were $19.5 million related to our equity securities portfolio and $2.4 million related to our real estate portfolio.

Impairment of goodwill was $94.0 million for the six months ended June 30, 2004, versus nil in 2003. See “— Converium consolidated impairment of goodwill.”

Our consolidated income tax expense was $298.8 million for the six months ended June 30, 2004, compared to $11.2 million for the same period in 2003. Our 2004 consolidated income tax expense reflects an expense of $269.8 million, related to the establishment of a full valuation allowance against the net deferred income tax balances previously carried at CRNA.

Converium consolidated premiums

Net premiums written grew by $163.5 million, or 7.8% in the six months ended June 30, 2004 over the same period in 2003, and were largely due to the market conditions and new client relationships in certain key markets. For the six months ended June 30, 2004, Standard Property & Casualty Reinsurance grew by $47.8 million, or 5.1%, Specialty Lines grew by $84.7 million, or 9.1% and Life & Health Reinsurance grew by $31.0 million, or 14.6%. We retained 93.2% and 94.2% of our gross premiums written for the six months ended June 30, 2004 and 2003, respectively. See “— Results of operations by operating segment” for further information by line of business.

For the six months ended June 30, 2004, based on stable exchange rates, gross premiums written increased by 3.8%, net premiums written increased by 2.6% and net premiums earned increased by 6.3%.

Net premiums earned for the six months ended June 30, 2004 increased at a higher rate compared to the corresponding net premiums written due to a large proportion of business written on January 1 in the German and Austrian market, that is earned throughout the year.

Converium consolidated net investment income and net realized capital gains

Investment results are an important part of our overall profitability. Our net investment income was $147.8 million for the six months ended June 30, 2004 as compared to $123.0 million in the same period of 2003, an increase of 20.2%. The increase largely resulted from growth in invested assets over 2003, particularly in our fixed maturities portfolio, as well as income received from the transition of a fixed income bond fund to a direct fixed income investment portfolio.

Our average annualized net investment income yield (pre-tax) was 3.8% for the six months ended June 30, 2004 as compared to 3.6% for the same period of 2003. Yields are calculated based on the average of beginning and ending investment balances (including cash and cash equivalents).

Our net realized capital gains were $21.7 million for the six months ended June 30, 2004 as compared to $7.5 million in the same period of 2003, an increase of $14.2 million. The increase largely resulted from $19.3 million lower impairment charges in 2004 compared to 2003. Our average annualized total investment income yield (pre-tax) was 4.3% for the six months ended June 30, 2004 as compared to 3.8% for the same period of 2003. The total investment income yields were positively impacted by the results of our equity portfolio in the first half of 2004 and the results of our bond portfolio in 2003.

Converium consolidated other (loss) income

Other income for the six months ended June 30, 2004 was $2.9 million as compared to a loss of $4.4 million for the same period of 2003. Other (loss) income includes interest income on reinsurance deposits, interest expense on funds held under reinsurance contracts, fee income, write-off of uncollectible balances and results from private equity funds.

Converium consolidated losses, loss adjustment expenses and life benefits

Our losses, loss adjustment expenses and life benefits incurred and non-life loss ratio increased for the six months ended June 30, 2004 as compared to the same period of 2003, mainly due to reserve development charges of $427.7 million for the six months ended June 30, 2004. See “— Overview — Second quarter 2004 developments.”

Guaranteed Minimum Death Benefit (“GMDB”) Business. In the first half of 2003, there was reserve strengthening for the GMDB business in the Life & Health Reinsurance segment, which negatively impacted our results by $12.5 million, while there was no action required in the first half of 2004.

September 11th Terrorist Attacks. Our net reserves for the September 11th terrorist attacks are capped at $289.2 million by Zurich Financial Services.

Converium consolidated underwriting acquisition costs

Underwriting acquisition costs primarily relate to commissions on treaty and individual risk business. Our underwriting acquisition costs increased $50.7 million, or 13.3% for the six months ended June 30, 2004 as compared to the same period in 2003. This increase is mainly related to the growth in earned premiums. During 2003, there was new business production in the Continental European markets which was produced on a direct basis as opposed to through brokers, which resulted in lower underwriting acquisition costs in 2003 as compared to 2004. Our non-life underwriting acquisition expense ratio was stable at 21.4% and 21.2% for the six months ended June 30, 2004 and 2003, respectively.

Converium consolidated operating and administration expenses

Operating and administration expenses increased for the six months ended June 30, 2004 over the same period in 2003 due to increased expenditures to support the growth in operations, and the weakening of the U.S. dollar. As a result of our premium growth and strong expense management, the non-life administration expense ratio declined by 0.2 points for the six months ended June 30, 2004 as compared to the same period in 2003.

Converium consolidated interest expense

Interest expense remained relatively stable for the six months ended June 30, 2004 ($16.6 million) as compared to the same period in 2003 ($17.0 million).

Converium consolidated impairment of goodwill

Impairment of goodwill was $94.0 million for the six months ended June 30, 2004, versus nil in 2003. See “— Overview — Second quarter 2004 developments.”

Converium consolidated income tax expense

Our consolidated income tax expense was $298.8 million for the six months ended June 30, 2004, compared to $11.2 million for the same period in 2003.

Our consolidated income tax expense for the six months ended June 30, 2004 reflects an expense of $269.8 million, related to the establishment of a full valuation allowance against the net deferred income tax balances previously carried at CRNA. See “— Overview — Second quarter 2004 developments.”

Year ended December 31, 2003 compared to year ended December 31, 2002

Converium consolidated net income

We reported net income of $185.1 million for the year ended December 31, 2003, an improvement of $78.3 million as compared to net income of $106.8 million for 2002. The increase is due to continued improvements in the non-life underwriting results, as well as pre-tax net realized capital gains in 2003 versus pre-tax net realized capital losses in 2002.

Developments on our GMDB book were offset by an overall improved non-life combined ratio.

We reported pre-tax operating income (defined as pre-tax income or loss excluding pre-tax net realized capital gains or losses, amortization of goodwill and restructuring costs) of $206.0 million for the year ended December 31, 2003, an improvement of $138.3 million as compared to pre-tax operating income of $67.7 million for 2002. The improvement in pre-tax operating income was due to significant premium growth and an overall improved non-life combined ratio.

For the year ended December 31, 2003, gross premiums written increased 19.5%, net premiums written increased 15.2% and net premiums earned increased 16.1%. The growth was spread across most lines of business and resulted from increased rates and increasing the share of clients’ business upon renewing existing business or writing new business.

In 2003, we recorded $31.3 million of net positive development on prior years’ loss reserves. In 2002, our results were impacted by losses from the European floods of $51.1 million (net of reinstatement premiums of $3.1 million) and the recognition of a $148.5 million provision for net adverse development on prior years’ reserves. Our non-life combined ratio was 97.9% for the year ended December 31, 2003 as compared to 103.7% in the same period of 2002.

We recorded pre-tax net realized capital gains of $18.4 million for the year ended December 31, 2003 as compared to pre-tax net realized capital losses of $10.3 million for the same period of 2002. The pre-tax net realized capital gains in 2003 included $27.4 million of impairment charges on our equity portfolio as compared to $48.3 million of impairment charges in 2002.

Our effective tax rate was 17.5% for the year ended December 31, 2003, compared to a benefit of 86.1% in 2002. The 2002 consolidated tax benefit reflects a one-time benefit of $21.3 million as the result of a ruling received from the Swiss tax authorities regarding the tax effective depreciation of goodwill.

Converium consolidated premiums

Gross premiums written for the year ended December 31, 2003 increased $688.1 million, or 19.5% compared to the same period of 2002. Net premiums written for 2003 increased $504.8 million, or 15.2% compared to 2002. For the year ended December 31, 2003, we retained 90.6% of our gross premiums written, compared to 94.0% in 2002. Our net retention ratio decreased principally due to the purchase of increased retrocessions to reduce peak exposures associated with our increased participation in the GAUM pool.

The increases in non-life net premiums written predominately reflect the continued improved market conditions, new client relationships in certain key markets and the expansion of shares of business with existing clients. During 2003, we took advantage of growth opportunities in the Standard Property & Casualty Reinsurance segment, where net premiums written grew by $193.4 million, or 13.3% for the year. This was due to increased penetration in all lines of business, but predominantly within property and motor. At December 31, 2003, the Specialty Lines segment grew by $256.6 million, or 16.5%, driven by strong growth in agribusiness, workers’ compensation, credit & surety and professional liability & other special liability lines. The Life & Health Reinsurance segment grew by $54.8 million, or 17.4%, driven by growth in accident & health business in North America and in Continental Europe.

Net premiums earned for the year ended December 31, 2003 increased $511.0 million, or 16.1% compared to 2002. Net premiums earned increased at a higher rate than net premiums written due to the seasonality of certain business within our portfolio.

Converium consolidated net investment income and net realized capital gains (losses)

Investment results are an important part of our overall profitability. Our net investment income was $233.0 million for the year ended December 31, 2003, representing a decrease of $18.8 million, or 7.5% as compared to the same period of 2002. The decrease reflects lower investment income yields offset by an increase in invested assets from operating cash flows.

Our average total investment income yield (pre-tax) was 3.5% for the year ended December 31, 2003, as compared to 4.1% for the same period in 2002. Yields are calculated based on the average of beginning and ending investment balances (including cash and cash equivalents). The decrease in yield in 2003 is due to sustained lower interest rates worldwide. In addition, we positioned our fixed income portfolios to a shorter duration in anticipation of a potential interest rate increase. We paid fees in the amount of $8.0 million and $6.1 million to our asset managers and custodians in 2003 and 2002, respectively, including other investment related costs.

We had net realized capital gains for the year ended December 31, 2003 of $18.4 million, compared to net realized capital losses of $10.3 million for the year ended December 31, 2002. Included in the 2002 realized amounts were gains on the restructuring of the fixed maturities portfolio of $62.9 million, offset by losses on the restructuring of the equity portfolio of $48.2 million, and losses realized on the sale of WorldCom fixed income investments of $15.8 million.

We recorded $27.4 million and $48.3 million of impairment charges during 2003 and 2002, respectively, primarily on our equity portfolio. To continue to adhere to emerging asset impairment standards, beginning in the second quarter of 2003, we revised our impairment policy to also record as realized capital losses any declines in value of equity securities over a period of more than twelve months. The same policy applies to fixed maturities securities when the decline in value is attributable to the deteriorating credit-worthiness of the issuer. This resulted in additional impairment charges of $3.4 million in 2003.

Converium consolidated other income (loss)

Other income for the year ended December 31, 2003 was $2.7 million as compared to other losses of $1.2 million for the year ended December 31, 2002. Other (loss) income includes interest income on reinsurance deposits, interest expense on funds held under reinsurance contracts, fee income, write-off of uncollectible balances and results from private equity funds.

Converium consolidated losses, loss adjustment expenses and life benefits

Our losses, loss adjustment expenses and life benefits incurred increased $182.2 million, or 7.3% in 2003 versus an increase of $191.5 million or 8.3% in 2002. The non-life loss and loss adjustment expense ratio was 71.5% in 2003 as compared to 78.2% in 2002. Our reported losses, loss adjustment expenses and life benefits have been impacted by the following loss events:

Net reserve development. In 2003, there was $31.3 million net positive development on prior years’ loss reserves, consisting of positive development of $49.4 million in the Standard Property & Casualty Reinsurance segment, offset by $18.1 million of adverse development in the Specialty Lines segment. Risk diversification is a basic risk management tool in the insurance and reinsurance industry; as a multi-line reinsurer there are always likely to be reserve adjustments at the line of business level. Our book of business is broadly diversified by line of business as well as balanced by region and by the expected duration of its claims obligations.

In 2002, we strengthened reserves for prior years by $148.5 million. Throughout the year, increased loss experience related to prior years continued to emerge, which resulted in an in-depth actuarial reserve analysis of certain lines of business. This resulted in an additional $148.5 million provision for losses, primarily related to underwriting years 1997 through 2000. In the Standard Property & Casualty Reinsurance segment, there were additional provisions of $62.2 million for the liability, motor and property lines. In the Specialty Lines segment, there were additional provisions of $86.3 million, primarily related to the commercial umbrella and medical errors and omissions liability lines of business.

GMDB Business. In addition to the non-life reserve development described above, the Life & Health Reinsurance segment strengthened reserves on a closed block of variable annuity business by $20.5 million (to net $56.0 million) and $15.6 million in 2003 and 2002, respectively. As a result of the strong performance of the U.S. stock markets, the GMDB’s net amount at risk further decreased to $809.7 million and $1,243.0 million at December 31, 2003 and 2002, respectively. Although we believe that our currently carried reserves for our GMDB exposure are adequate, we exercised the call option we negotiated in the third quarter of 2003 to access additional reinsurance protection of up to $75.0 million. This decision was made in light of the volatility and the valuation of the equity markets in the United States at that time. The annual expense associated with this protection is expected to be less than $0.5 million per year. This additional reinsurance protection adequately addresses potential adverse deviations to the key assumptions i.e., mortality risks, lapse rate risks, surrenders and investment risks, such as equity market performance and volatility, incorporated in our models. See “Management’s discussion and analysis of financial condition and results of operations — Third quarter 2004 developments.”

Impact of aviation & space business. Our aviation & space business contributes substantially to the profitability of the Specialty Lines’ segment. Related to this business, we had net premiums written of $341.8 million and $365.3 million and a net non-life technical result (defined as net premiums earned minus losses and loss adjustment expenses and underwriting acquisition costs) of $126.0 million and $61.5 million in 2003 and 2002, respectively. There were no large losses, defined as those in excess of $10.0 million or more of net incurred losses to us, in either 2003 or 2002.

Impact of property catastrophe business. A substantial portion of our property catastrophe business is written on an excess of loss basis. Related to this business, we had gross premiums written of $194.7 million and $172.9 million and a net non-life technical result (defined as net premiums earned minus losses and loss adjustment expenses and underwriting acquisition costs) of $74.4 million and $60.4 million in 2003 and 2002, respectively. Included in the net technical results are the following large natural catastrophe losses, defined as those in excess of $10.0 million or more of net incurred losses to us: Typhoon Maemi ($15.4 million) and the Algerian Earthquake ($10.6 million) in 2003 and the European floods in 2002 ($51.1 million).

Asbestos and environmental exposures. As of December 31, 2003 and 2002, we had reserves for environmental impairment liability and asbestos-related claims of $45.8 million and $44.6 million, respectively. Our survival ratio (calculated as the ratio of reserves held, including IBNR, over claims paid over the average of the last three years) for asbestos and environmental reserves was 13.6 years at December 31, 2003, compared to 13.5 years at December 31, 2002.

During 2003 and 2002, there was no additional development in net reserves for the September 11th terrorist attacks (as losses are capped at $289.2 million by Zurich Financial Services). In 2003 and 2002, the ultimate losses related to Enron declined $17.2 million and $5.2 million, respectively.

Converium consolidated underwriting acquisition costs

Underwriting acquisition costs primarily relate to commissions on treaty and individual risk business. Our underwriting acquisition costs increased $136.5 million or 20.5% in 2003 versus an increase of $158.6 million or 31.2% in 2002. This increase is mainly related to the increase in net premiums earned. The non-life underwriting expense ratio for the years ended December 31, 2003 and 2002 was 22.0% and 21.1%, respectively.

Converium consolidated operating and administration expenses

Operating and administration expenses increased 14.1% in 2003 and 18.4% in 2002. These increases primarily arose from expenditures to support the growth in operations. Operating and administration expenses were also impacted in 2003 and 2002 by the decrease of the U.S. dollar against the hardening European currencies. Despite the increase in operating and administration expenses, the non-life administration expense ratio remained stable at 4.4% in 2003 and 2002. This was due to continued strong premium growth relative to the growth in expenses.

We fully charge the cost of options to operating expense under the fair value approach of SFAS 123, “Accounting for Stock Based Compensation”, and recorded compensation expense of $6.1 million and $5.8 million for 2003 and 2002, respectively, in connection with our stock option plans.

Converium consolidated interest expense

Interest expense for the year ended December 31, 2003 was $31.0 million compared to $16.4 million in 2002. Interest expense on our Senior Notes was $14.2 million in each year. The increase in 2003 was mainly due to $16.5 million in interest expense on our $200.0 million 8.25% guaranteed subordinated notes issued in December 2002.

Converium consolidated income tax (expense) benefit

Our income tax (expense) benefit was $(39.3) million and $49.4 million for the years ended December 31, 2003 and 2002, respectively. Our effective tax rate for 2003 was 17.5%, compared to a benefit of 86.1% in 2002. The 2002 consolidated tax benefit reflects a one-time benefit of $21.3 million as the result of a ruling received from the Swiss tax authorities regarding the tax effective depreciation of goodwill.

Year ended December 31, 2002 compared to year ended December 31, 2001

Converium consolidated net income (loss)

We reported pre-tax operating income of $67.7 million for the year ended December 31, 2002, an improvement of $528.8 million as compared to the pre-tax operating loss of $461.1 million in 2001. Net income improved $474.2 million to $106.8 million for the year ended December 31, 2002.

Our 2002 results were impacted by the recognition of a $148.5 million provision for net reserve development on prior years’ business, representing a movement of 3.6% of the net non-life reserves at December 31, 2001. In the Standard Property & Casualty Reinsurance segment, there were additional provisions of $62.2 million for the liability, motor and property lines. In the Specialty Lines segment, there were additional provisions of $86.3 million, primarily related to the commercial umbrella and medical errors and omissions liability lines of business. In addition, our results were also impacted by losses from the August 2002 European floods of $51.1 million (net of reinstatement premiums of $3.1 million), primarily from reinsurance contracts written in Germany, the Czech Republic, Austria and Italy.

Our 2001 results were impacted by pre-tax losses of $289.2 million related to the September 11th terrorist attacks, net adverse development on prior years’ loss reserves of $123.6 million, $67.0 million in losses related to the Enron Chapter 11 reorganization and $28.5 million in ceded premiums for September 11th terrorist attacks and other coverages from Zurich Financial Services.

Our net investment income increased 10.1% to $251.8 million for the year ended December 31, 2002 as compared to the same period for 2001. We recorded $10.3 million of pre-tax net realized capital losses on our investment portfolio, which included $48.3 million of impairment charges on our equity portfolio, as compared to $18.4 million of pre-tax net realized capital losses, including $82.5 million of impairment charges in 2001.

The above results were affected by a tax benefit of $49.4 million in 2002 compared to a benefit of $169.9 million in 2001. The 2002 consolidated tax benefit reflects a one-time benefit of $21.3 million as the result of a ruling received from the Swiss tax authorities regarding a tax effective depreciation of goodwill. The 2001 consolidated tax benefit results from pre-tax losses.

The components of net income (loss) are described below.

Converium consolidated premiums

Gross premiums written for the year ended December 31, 2002 increased $654.6 million, or 22.7% compared to the same period for 2001. Net premiums written for 2002 increased $839.6 million, or 33.8% compared to 2001. The growth in net premiums written exceeded the growth in gross premiums written due to an increased retention rate in 2002 compared to 2001, and a ceded premiums charge in 2001 of $28.5 million related to coverage from Zurich Financial Services for the September 11th terrorist attacks. For the year ended December 31, 2002, we retained 94.0% of our gross premiums written, compared to 86.2% in 2001.

The increase in net premiums written reflects the hardening market conditions that emerged during 2002. As described in the following discussion of results by business segment, Specialty Lines experienced the largest premium growth, with net premiums written increasing $586.9 million, or 60.6% over 2001. Standard Property & Casualty Reinsurance grew by

$172.2 million, or 13.5%, and Life & Health Reinsurance grew by $80.5 million, or 34.4% in 2002 compared to 2001.

Net premiums earned for the year ended December 31, 2002 increased $870.3 million, or 37.9% compared to 2001. Net premiums earned increased at a higher rate than net premiums written due to the growth and seasonality of certain business within our portfolio.

Converium consolidated net investment income and net realized capital losses

Investment results are an important part of our overall profitability. Our net investment income was $251.8 million for the year ended December 31, 2002, representing an increase of $23.1 million, or 10.1% as compared to the same period for 2001.

The increase is primarily from an increase in invested assets due to our additional capitalization in late 2001 and the investment of cash flows from operating activities during 2002. Our average total investment income yield (pre-tax) was 4.1% for the year ended December 31, 2002 as compared to 4.3% in 2001. The decline in 2002 reflects lower interest rates worldwide relative to 2001. Yields are calculated based on the average of beginning and ending investment balances (including cash and cash equivalents). We paid fees in the amount of $6.1 million and $4.7 million to our asset managers and custodians in 2002 and 2001, respectively.

Our average total investment return (pre-tax) was 2.2% for the year ended December 31, 2002 as compared to 4.6% for 2001. The average total investment return in 2002 and 2001 included the effect of foreign currency on the change in net unrealized capital gains and losses of $(50.3) million and $(1.2) million, respectively. While the effect was fairly insignificant for 2001, in 2002, this lowered the average total investment return by 0.8%.

We had net realized capital losses for the year ended December 31, 2002 of $10.3 million, compared to net realized capital losses of $18.4 million in 2001. Included in the 2002 realized amounts were gains on the restructuring of the fixed maturities portfolio of $62.9 million, offset by losses on the restructuring of the equity portfolio of $48.2 million and losses realized on the sale of WorldCom fixed income investments of $15.8 million.

We recorded $48.3 million of impairment charges on our equity portfolio for the year ended December 31, 2002, compared to $82.5 million for 2001. The decline in 2002 reflects the restructuring of our portfolios, whereby certain unrealized losses were realized.

Converium consolidated other loss

Other loss for the years ended December 31, 2002 and 2001 was $1.2 million and $5.8 million, respectively. The other loss in 2002 represents write-offs of certain uncollectible reinsurance recoverables, offset by interest income on reinsurance deposits and interest relating to a dispute settlement. The other loss in 2001 is primarily due to interest expense on funds held under reinsurance contracts and losses from investments in private equity funds.

Converium consolidated losses, loss adjustment expenses and life benefits

Our losses, loss adjustment expenses and life benefits incurred increased $191.5 million, or 8.3% in 2002 as compared to 2001. The non-life loss and loss adjustment expense ratio was 78.2% in 2002, compared to 99.9% in 2001. Our reported losses, loss adjustment expenses and life benefits have been impacted by the following loss events:

Net reserve development. In 2002, we strengthened reserves for prior years by $148.5 million. Throughout the year, increased loss experience related to prior years continued to emerge, which resulted in an in-depth actuarial reserve analysis of certain lines of business. This resulted in an additional $148.5 million provision for losses, primarily related to underwriting years 1997 through 2000. In the Standard Property & Casualty Reinsurance segment, there were additional provisions of $62.2 million for the liability, motor and property lines. In the Specialty Lines segment, there were additional provisions of $86.3 million, primarily related to the commercial umbrella and medical errors and omissions liability lines of business.

In 2001, we strengthened reserves for prior years by $123.6 million. We retained an actuarial consulting firm to perform an independent review of non-life net reserves as of December 31, 2000. This review reflected certain information that became available after the issuance of the December 31, 2000 financial statements, including most fourth quarter 2000 and some first quarter 2001 reports from ceding companies, who typically report on a one-quarter lag. Based on the independent review and our own evaluations of these new developments, additional provisions of $123.6 million, net of reinsurance, were recorded in 2001, principally related to accident years 2000 and prior at Converium Reinsurance (North America) Inc. In the Standard Property & Casualty Reinsurance segment, there were additional net provisions of $46.6 million, primarily for the motor and property lines of business. In the Specialty Lines segment, there were additional net provisions of $77.0 million, primarily related to the excess & surplus, commercial umbrella and marine & energy lines of business, offset by positive development in aviation & space.

GMDB Business. In 2002, following a continuing downturn of the international equity markets, our Life & Health Reinsurance segment reported losses of $6.5 million, including paid claims of $12.5 million and reserve strengthening of $15.6 million for a closed block of variable annuity business in order to align the reserves to the expected future life benefits. In 2001, our Life & Health Reinsurance segment reported losses of $17.7 million, including reserve strengthening of $13.4 million on this business.

Impact of aviation & space business. Our aviation & space business contributes substantially to the profitability of the Specialty Lines’ segment. Related to this business, we had net premiums written of $365.3 million and $182.8 million and a net non-life technical result (defined as net premiums earned minus losses and loss adjustment expenses and underwriting acquisition costs) of $61.5 million and $(127.6) million in 2002 and 2001, respectively. Included in the 2001 net technical result are net losses from the September 11th terrorist attacks of $168.7 million. There were no large losses, defined as those in excess of $10.0 million or more of net incurred losses to us, in 2002.

Impact of property catastrophe business. A substantial portion of our property catastrophe business is written on an excess of loss basis. Related to this business, we had gross premiums written of $172.9 million and $148.1 million and a net non-life technical result (defined as net premiums earned minus losses and loss adjustment expenses and underwriting acquisition costs) of $60.4 million and $29.8 million in 2002 and 2001, respectively. Included in the net technical results are the following large natural catastrophe losses, defined as those in excess of $10.0 million or more of net incurred losses to us: the European floods in 2002 ($51.1 million) and the El Salvador earthquake in 2001 ($14.2 million).

September 11th terrorist attacks. The September 11th terrorist attacks in the United States represented the largest loss event in the insurance industry’s history. In 2001, we recorded gross losses and loss adjustment expenses of $692.9 million arising out of the terrorist attacks.

Net of retrocessional recoveries and the cap from Zurich Financial Services, our recorded losses and loss adjustment expenses were $289.2 million, coming primarily from our aviation and property lines of business. The remainder of the losses were from our workers’ compensation, life and third party liability lines of business. Zurich Financial Services, through its subsidiaries, agreed to arrangements that cap our net exposure for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289.2 million. As part of these arrangements, these subsidiaries of Zurich Financial Services have agreed to take responsibility for non-payment by the retrocessionaires of Converium AG and Converium Rückversicherung (Deutschland) AG with regard to losses arising out of the September 11th terrorist attacks in excess of the $289.2 million cap. While the cap does not cover non-payment by the retrocessionaires of CRNA, our only retrocessionaire for this business is a unit of Zurich Financial Services. This business is fully collateralized in the form of letters of credit. Therefore, we are not exposed to potential non-payments by retrocessionaires for these events in excess of the $289.2 million cap, although we will be exposed to the risk of non-payment of Zurich Financial Services’ units and we are exposed to credit risk from these subsidiaries of Zurich Financial Services.

During 2002, there was no additional development in net reserves for the September 11th terrorist attacks (as losses are capped at $289.2 million by Zurich Financial Services).

Enron Chapter 11 Reorganization. In December 2001, Enron Corp. announced that it and certain of its subsidiaries had filed voluntary petitions for Chapter 11 reorganization in the United States. Converium recorded incurred losses of $67.0 million pre-tax ($48.0 million after-tax) for the year ended December 31, 2001, representing Converium’s aggregate limits under existing reinsurance contracts in connection with Enron. These exposures result principally from credit & surety and, to a lesser extent, liability lines of business. The losses Converium may ultimately incur, and the timing of any loss payment, will be affected by numerous factors including the actions of third parties, possible judicial rulings and other contingencies. In 2002, the ultimate losses related to Enron declined $5.2 million.

Asbestos and environmental exposures. As of December 31, 2002 and 2001, we had reserves for environmental impairment liability and asbestos-related claims of $44.6 million for both years. Our survival ratio (calculated as the ratio of reserves held, including IBNR, over claims paid over the average of the last three years) for asbestos and environmental reserves was 13.5 years at December 31, 2002, compared to 13.8 years at December 31, 2001.

Converium consolidated underwriting acquisition costs

Underwriting acquisition costs primarily relate to commissions on treaty and individual risk business. Our underwriting acquisition costs increased 31.2% in 2002 over 2001. This increase is mainly related to the increase in net premiums earned. The non-life underwriting expense ratio for the years ended December 31, 2002 and 2001 was 21.1% and 23.4%, respectively.

Converium consolidated operating and administration expenses

Operating and administration expenses increased 18.4% in 2002 over 2001. This increase primarily arose from increases due to additional headcount and related overhead costs, including information technology, needed to support business growth, as well as an increased cost level required for new functions and departments required as an independent company. Operating and administration expenses were also impacted in 2002 by the decrease of the U.S. dollar against the hardening European currencies. Various costs related to the initial public offering increased operating and administration expenses in 2001. Despite the increase in operating and administration expenses, the non-life administration expense ratio declined to 4.4% in 2002, compared to 6.0% in 2001. This decline was due to strong premium growth.

We fully charge the cost of options to operating expense under the fair value approach of SFAS 123, “Accounting for Stock-Based Compensation”, and recorded compensation expense of $5.8 million and $3.5 million in 2002 and 2001, respectively, in connection with our stock option plans.

Converium consolidated interest expense, amortization of goodwill and restructuring costs

Our interest expense for the year ended December 31, 2002 was $16.4 million compared to $24.2 million in 2001. Interest expense on our Senior Notes was $14.2 million in each year. The decrease in 2002 versus 2001 is principally due to short-term borrowings from Zurich Financial Services, which had a high average amount outstanding during 2001.

At January 1, 2002 we adopted SFAS 142, “Goodwill and Other Intangible Assets,” which prohibits the amortization of goodwill. Amortization of goodwill in 2001 was $7.8 million. Restructuring costs were $50.0 million in 2001 and were incurred relating to our initial public offering and related Formation Transactions. No restructuring costs were incurred during 2002.

Converium consolidated income tax benefit

Our income tax benefit was $49.4 million and $169.9 million for the years ended December 31, 2002 and 2001, respectively. Our effective tax rate for 2002 was a benefit of 86.1%, compared to an “expected” weighted average tax benefit rate of 24.9%. This rate was derived by calculating the weighted average of the expected statutory income tax in relation to the (loss) income generated in the various territories in which we operate. Our 2002 taxes reflect a one-time benefit of $21.3 million as the result of a ruling received from the Swiss tax authorities regarding the tax effective depreciation of goodwill. Other differences include the impact from currency translation adjustments and changes in tax rates. Our effective tax rate was 31.6% in 2001.

Results of operations by operating segment

Our business is organized around three operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on lines of business. In addition to the three segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board, the GEC and other global functions.

Our principal lines of non-life reinsurance include general third party liability, motor, personal accident, property, agribusiness, aviation & space, credit & surety, engineering, marine & energy, professional liability & other special liability and workers’ compensation. The principal life reinsurance products are ordinary life & disability reinsurance, including quota share, surplus coverage and financing contracts, and accident & health.

To measure the financial performance of our operating segments, we define segment income as income before other (loss) income, interest expense, impairment/ amortization of goodwill, restructuring costs and income taxes.

Our financial results for the first half of 2004 have been considerably affected by the recording of additional net strengthening of prior years’ loss reserves ($427.7 million). Our financial results for 2003 were primarily driven by profitable growth in Standard Property & Casualty

Reinsurance and Specialty Lines, the continued solid performance in non-life underwriting as well as the current conditions in the capital markets. The following table compares our segment results for the six months ended June 30, 2004 and 2003 and for the years ended December 31, 2003, 2002 and 2001 and reconciles segment results to (loss) income before taxes.

	Six months ended
	June 30,		Year ended December 31,

	2004	2003	2003	2002	2001

	($ in millions)
Segment (loss) income:
Standard Property & Casualty Reinsurance	$8.9	$109.8	$183.7	$55.8	$(147.3)
Specialty Lines	(185.7)	22.2	115.2	56.0	(277.2)
Life & Health Reinsurance	5.9	1.4	(11.9)	(6.5)	(17.7)
Corporate center	(16.9)	(16.2)	(34.3)	(30.3)	(7.3)

Total segment (loss) income	(187.8)	117.2	252.7	75.0	(449.5)
Other income (loss)	2.9	(4.4)	2.7	(1.2)	(5.8)
Interest expense	(16.6)	(17.0)	(31.0)	(16.4)	(24.2)
Impairment of goodwill	(94.0)	-	-	-	-
Amortization of goodwill and restructuring costs	-	-	-	-	(57.8)

Net (loss) income before taxes	(295.5)	95.8	224.4	57.4	(537.3)
Income tax (expense) benefit	(298.8)	(11.2)	(39.3)	49.4	169.9

Net (loss) income	$(594.3)	$84.6	$185.1	$106.8	$(367.4)

The table below presents information regarding results of operations of our non-life business for the six months ended June 30, 2004 and 2003 and for the years ended December 31, 2003, 2002 and 2001. This information is further discussed on a segment basis below.

	Six months ended
	June 30,			Year ended December 31,

	2004		2003	2003	2002	2001

	($ in millions, except ratios)
Revenues:
Gross premiums written	$2,146.5		$1,989.7	$3,817.4	$3,192.6	$2,624.7

Net premiums written	$2,004.1		$1,871.6	$3,457.5	$3,007.5	$2,248.4

Net premiums earned	$1,777.1		$1,610.7	$3,293.5	$2,854.7	$2,078.1
Net investment income and net realized capital gains (losses)	157.3		120.7	233.9	223.4	194.5

Total revenues	1,934.4		1,731.4	3,527.4	3,078.1	2,272.6

Losses and expenses:
Losses and loss adjustment expenses	(1,654.9)		(1,184.5)	(2,354.6)	(2,231.9)	(2,076.6)
Underwriting acquisition costs	(379.7)		(340.7)	(723.2)	(602.7)	(486.3)
Other operating and administration expenses	(76.6)		(74.2)	(150.7)	(131.7)	(134.2)

Total losses and expenses	(2,111.2)		(1,599.4)	(3,228.5)	(2,996.3)	(2,697.1)

Segment (loss) income	$(176.8)		$132.0	$298.9	$111.8	$(424.5)

Ratios:
Loss ratio	93.1	% (1)	73.5%	71.5%	78.2%	99.9	% (2)
Underwriting expense ratio	21.4%		21.2%	22.0%	21.1%	23.4%
Administration expense ratio	3.8%		4.0%	4.4%	4.4%	6.0%
Combined ratio	118.3	% (1)	98.7%	97.9%	103.7%	129.3	% (2)

(1) The impact on the non-life loss ratio and combined ratio of the 2004 reserve development was 24.1%.

(2) The impact on the non-life loss ratio and combined ratio of the September 11th terrorist attacks was 13.3%.

Standard Property & Casualty Reinsurance

The table below presents information regarding the results of operations of our Standard Property & Casualty Reinsurance segment for the six months ended June 30, 2004 and 2003 and for the years ended December 31, 2003, 2002 and 2001.

	Six months ended
	June 30,		Year ended December 31,

	2004	2003	2003	2002	2001

	($ in millions, except ratios)
Revenues:
Gross premiums written	$1,076.1	$1,000.9	$1,795.4	$1,542.3	$1,495.6

Net premiums written	$988.5	$940.7	$1,645.6	$1,452.2	$1,280.0

Net premiums earned	$860.2	$787.2	$1,629.9	$1,396.7	$1,220.5
Net investment income and net realized capital gains (losses)	67.2	52.2	101.5	98.1	86.2

Total revenues	927.4	839.4	1,731.4	1,494.8	1,306.7

Losses and expenses:
Losses and loss adjustment expenses	(685.0)	(518.6)	(1,113.6)	(1,065.0)	(1,137.9)
Underwriting acquisition costs	(191.3)	(173.7)	(363.1)	(310.4)	(239.6)
Other operating and administration expenses	(42.2)	(37.3)	(71.0)	(63.6)	(76.5)

Total losses and expenses	(918.5)	(729.6)	(1,547.7)	(1,439.0)	(1,454.0)

Segment income (loss)	$8.9	$109.8	$183.7	$55.8	$(147.3)

Ratios:
Loss ratio	79.6%	65.9%	68.3%	76.3%	93.2%
Underwriting expense ratio	22.2%	22.1%	22.3%	22.2%	19.6%
Administration expense ratio	4.3%	4.0%	4.3%	4.4%	6.0%
Combined ratio	106.1%	92.0%	94.9%	102.9%	118.8%

Six months ended June 30, 2004 compared to six months ended June 30, 2003

Standard Property & Casualty Reinsurance segment income

For the six months ended June 30, 2004, Standard Property & Casualty Reinsurance reported segment income of $8.9 million, a decrease of $100.9 million as compared to the same period in 2003. The decrease in 2004 was primarily attributable to the following:

•	During the second quarter of 2004, $96.0 million of reserve strengthening was recorded. This development was in addition to net strengthening of prior years’ loss reserves of $10.1 million, primarily from the Western European motor book, that was recorded during the first quarter of 2004. For the six months ended June 30, 2004, reserve strengthening of $106.1 million added 12.3 points to the loss ratio; and

•	Slightly offsetting this was improved investment results.

Standard Property & Casualty Reinsurance premiums

For the six months ended June 30, 2004, gross premiums written increased 7.5% to $1,076.1 million, net premiums written increased 5.1% to $988.5 million and net premiums earned increased 9.3% to $860.2 million.

For the six months ended June 30, 2004, net premiums written growth in the Standard Property & Casualty Reinsurance segment by line of business included:

•	Motor (increased by 28.2% or $80.8 million to $367.3 million), which grew as a result of the expansion of motor business within the Western European region; and

•	Personal accident (non-life) (increased by 35.8% or $6.8 million to $25.8 million), which grew due to new or extended relationships with cedents in Italy and Germany.

These increases were offset by a decrease in net written premiums within the Property line of business. The Property line of business decreased by 12.3% or $53.0 million to $377.2 million, which was primarily driven by the softening of property rates and a consequent non-renewal of several large contracts in North America, and reduced premium writings with cedents in Asia and Latin America.

Standard Property & Casualty Reinsurance net investment income and net realized capital gains

Standard Property & Casualty Reinsurance reported net investment income and net realized capital gains of $67.2 million for the six months ended June 30, 2004, an increase of $15.0 million, or 28.7%, compared to net investment income and net realized capital gains of $52.2 million for the same period of 2003. The increase for the six months ended June 30, 2004 largely resulted from growth in invested assets over 2003, particularly in our fixed maturities portfolio, as well as income received from the transition of a fixed income bond fund to a direct fixed income investment portfolio. In addition, impairment charges were lower in 2004 compared to 2003.

Standard Property & Casualty Reinsurance losses and loss adjustment expenses

Standard Property & Casualty Reinsurance had losses and loss adjustment expenses incurred of $685.0 million for the six months ended June 30, 2004, an increase of $166.4 million, or 32.1% over the same period in 2003. The non-life loss and loss adjustment expense ratio was 79.6% for the six months ended June 30, 2004 as compared to 65.9% for the same period in 2003, an increase of 13.7 percentage points. This increase primarily resulted from strengthening of prior years’ loss reserves of $ 96.0 million.

In the six months ended June 30, 2004, the Standard Property & Casualty Reinsurance segment experienced reserve strengthening primarily related to general third party liability lines in the U.S. ($99.3 million). In the six months ended June 30, 2003, segment income was increased by $34.2 million from positive developments of prior years’ reserves as net positive development on property lines was partially offset by net adverse development on motor lines.

Standard Property & Casualty Reinsurance underwriting acquisition costs

Underwriting acquisition costs increased $17.6 million or 10.1% in the six months ended June 30, 2004 compared to the same period in 2003. This increase is mainly related to the increase in net premiums earned. The non-life underwriting expense ratio was 22.2% in the first half of 2004 as compared to 22.1% for the same period in 2003.

Standard Property & Casualty Reinsurance operating and administration expenses

Operating and administration expenses increased $4.9 million or 13.1% in the six months ended June 30, 2004 compared to the same period in 2003. The increase primarily arose from increased expenditures to support the growth in operations and the weakening of the U.S. dollar. The non-life administration expense ratio was 4.3% for the six months ended June 30, 2004, compared to 4.0% for the same period in 2003.

Standard Property & Casualty Reinsurance combined ratios

Standard Property & Casualty Reinsurance’s combined ratio was 106.1% for the six months ended June 30, 2004 compared to 92.0% in the same period of 2003. The increase in the combined ratio was largely the result of prior years’ reserve development.

Year ended December 31, 2003 compared to year ended December 31, 2002

Standard Property & Casualty Reinsurance segment income

Standard Property & Casualty Reinsurance reported a segment income of $183.7 million in 2003 compared to a segment income of $55.8 million in 2002. The increase in segment income was primarily attributable to:

•	The non-life loss ratio improved by 8.0 percentage points for the year ended December 31, 2003, versus the same period in 2002. This improvement resulted from overall solid results in the property line of business, as 2003 was absent any major catastrophe activity; and

•	The investment results and return for 2003 were positively impacted by the recovery of the global capital markets.

Standard Property & Casualty Reinsurance premiums

For the year ended December 31, 2003, gross premiums written increased 16.4% to $1,795.4 million, net premiums written increased 13.3% to $1,645.6 million and net premiums earned increased 16.7% to $1,629.9 million.

For the year ended December 31, 2003, premium growth in Standard Property & Casualty Reinsurance by line of business included:

•	Property (net premiums written in 2003 increased by 25.7% or $161.0 million to $787.0 million); and

•	Motor (net premiums written in 2003 increased by 7.7% or $35.0 million to $488.5 million).

The above increases reflect strong market conditions and were offset by a decrease in net premiums written in other miscellaneous standard lines.

Standard Property & Casualty Reinsurance net investment income and net realized capital gains (losses)

Standard Property & Casualty Reinsurance reported net investment income and net realized capital gains of $101.5 million for the year ended December 31, 2003, which was higher by $3.4 million, or 3.5%, compared to net investment income and net realized capital losses of

$98.1 million for the same period of 2002. The investment results and return for 2003 were positively impacted by the recovery of the global capital markets.

Standard Property & Casualty Reinsurance losses and loss adjustment expenses

Standard Property & Casualty Reinsurance had losses and loss adjustment expenses incurred of $1,113.6 million in 2003, an increase of $48.6 million, or 4.6% over 2002. The non-life loss and loss adjustment expense ratio was 68.3% in 2003 as compared to 76.3% in 2002. This improvement resulted from overall solid results in the property line of business, as 2003 was absent any major catastrophe activity.

In 2003, segment income was increased by $49.4 million from positive developments of prior years’ reserves. Net positive development of prior years’ loss reserves on property lines of $113.5 million (primarily from the 2002 year) was partially offset by net adverse development of the motor and general third party liability lines of $64.1 million (primarily from 2001 and prior years). The Standard Property & Casualty Reinsurance segment’s book of business is broadly diversified by line of business as well as balanced by region and by the expected duration of its claims obligations.

In 2002, Standard Property & Casualty Reinsurance experienced $51.1 million (net of reinstatement premiums of $3.1 million) in losses from the European floods and $62.2 million in net adverse loss development on prior years’ business, primarily from the motor, general third party liability and property lines of business.

Standard Property & Casualty Reinsurance underwriting acquisition costs

Underwriting acquisition costs increased $52.7 million or 17.0% in 2003. This increase is mainly related to the increase in net premiums earned. The non-life underwriting expense ratio was 22.3% in 2003 as compared to 22.2% in 2002.

Standard Property & Casualty Reinsurance operating and administration expenses

Operating and administration expenses increased 11.6% in 2003. The increase primarily arose from expenditures to support the growth in operations. Operating and administration expenses were also impacted in 2003 and 2002 by the decrease of the U.S. dollar against the hardening European currencies. Despite the increase in operating and administration expenses, the non-life administration expense ratio was 4.3% in 2003, compared to 4.4% in 2002. This was due to continued strong premium growth relative to the growth in expenses.

Standard Property & Casualty Reinsurance combined ratios

Standard Property & Casualty Reinsurance’s combined ratio was 94.9% in 2003 and 102.9% in 2002. The improvement in the combined ratio was largely the result of overall solid results in the property line of business, as 2003 was absent of any major catastrophe activity.

Year ended December 31, 2002 compared to year ended December 31, 2001

Standard Property & Casualty Reinsurance segment income (loss)

Standard Property & Casualty Reinsurance reported segment income of $55.8 million in 2002 as compared to a segment loss of $147.3 million in 2001. The increase in segment income was primarily attributable to an improvement in the non-life loss ratio by 16.9 percentage points in

2002 over 2001. Losses in 2001 were primarily attributable to the September 11th terrorist attacks, with net losses in the amount of $108.5 million.

Standard Property & Casualty Reinsurance premiums

For the year ended December 31, 2002, gross premiums written increased 3.1% to $1,542.3 million, net premiums written increased 13.5% to $1,452.2 million and net premiums earned increased 14.4% to $1,396.7 million.

For the year ended December 31, 2002, premium growth in Standard Property & Casualty Reinsurance by line of business included:

•	Property (net premiums written in 2002 increased by 13.7% or $75.6 million to $626.0 million); and

•	General third party liability (net premiums written in 2002 increased by 24.3% or $66.1 million to $337.7 million).

Standard Property & Casualty Reinsurance net investment income and net realized capital losses

Standard Property & Casualty Reinsurance reported net investment income and net realized capital losses of $98.1 million for the year ended December 31, 2002, which was higher by $11.9 million, or 13.8%, compared to net investment income and net realized capital losses of $86.2 million for the same period of 2001. The increase is primarily from an increase in net investment income on higher invested assets due to our additional capitalization in late 2001 and the investment of cash flows from operating activities during 2002.

Standard Property & Casualty Reinsurance losses and loss adjustment expenses

Standard Property & Casualty Reinsurance’s losses and loss adjustment expenses incurred decreased $72.9 million, or 6.4% in 2002. The non-life loss and loss adjustment expense ratio was 76.3% in 2002 as compared to 93.2% in 2001. The decrease of 16.9 percentage points for the year ended December 31, 2002 was largely attributable to the losses reported in 2001 related to the September 11th terrorist attacks, with net losses of $108.5 million.

In 2002, Standard Property & Casualty Reinsurance experienced $51.1 million (net of reinstatement premiums of $3.1 million) in losses from the European floods and $62.2 million in net adverse loss development on prior years’ business, primarily from the motor, general third party liability and property lines of business.

In 2001, Standard Property & Casualty Reinsurance strengthened reserves for prior years by $46.6 million, primarily for the motor and property lines of business. The strengthening was principally related to accident years 2000 and prior.

Standard Property & Casualty Reinsurance underwriting acquisition costs

Underwriting acquisition costs increased $70.8 million or 29.5% in 2002. This increase is mainly related to the increase in net premiums earned. The non-life underwriting expense ratio was 22.2% in 2002 as compared to 19.6% in 2001.

Standard Property & Casualty Reinsurance operating and administration expenses

Operating and administration expenses decreased 16.9% in 2002. The decrease was primarily due to relatively small growth in premium in 2002 compared to 2001, as well as more functions and services were allocated to the Corporate Center in 2002. The non-life administration expense ratio was 4.4% in 2002, compared to 6.0% in 2001, reflecting this decrease.

Standard Property & Casualty Reinsurance combined ratios

Standard Property & Casualty Reinsurance’s combined ratio was 102.9% in 2002 compared to 118.8% in 2001. The higher combined ratio in 2001 primarily resulted from losses related to the September 11th terrorist attacks.

Specialty lines

The table below presents information regarding the results of operations of our Specialty Lines segment for the six months ended June 30, 2004 and 2003 and for the years ended December 31, 2003, 2002 and 2001.

	Six months ended
	June 30,		Year ended December 31,

	2004	2003	2003	2002	2001

	($ in millions, except ratios)
Revenues:
Gross premiums written	$1,070.4	$988.8	$2,022.0	$1,650.3	$1,129.1

Net premiums written	$1,015.6	$930.9	$1,811.9	$1,555.3	$968.4

Net premiums earned	$916.9	$823.5	$1,663.6	$1,458.0	$857.6
Net investment income and net realized capital gains (losses)	90.1	68.5	132.4	125.3	108.3

Total revenues	1,007.0	892.0	1,796.0	1,583.3	965.9

Losses and expenses:
Losses and loss adjustment expenses	(969.9)	(665.9)	(1,241.0)	(1,166.9)	(938.7)
Underwriting acquisition costs	(188.4)	(167.0)	(360.1)	(292.3)	(246.7)
Other operating and administration expenses	(34.4)	(36.9)	(79.7)	(68.1)	(57.7)

Total losses and expenses	(1,192.7)	(869.8)	(1,680.8)	(1,527.3)	(1,243.1)

Segment (loss) income	$(185.7)	$22.2	$115.2	$56.0	$(277.2)

Ratios:
Loss ratio	105.8%	80.9%	74.6%	80.0%	109.5%
Underwriting expense ratio	20.5%	20.3%	21.6%	20.0%	28.8%
Administration expense ratio	3.4%	4.0%	4.4%	4.4%	6.0%
Combined ratio	129.7%	105.2%	100.6%	104.4%	144.3%

Six months ended June 30, 2004 compared to six months ended June 30, 2003

Specialty Lines segment (loss) income

For the six months ended June 30, 2004, Specialty Lines reported a segment loss of $185.7 million as compared to segment income of $22.2 million for the same period in 2003. The segment loss in 2004 was primarily attributable to the following:

•	During the second quarter of 2004, $288.7 million of reserve strengthening was recorded. This development was in addition to net strengthening of prior years’ loss reserves of $32.9 million, primarily from the U.S. professional liability & other special liability lines, that was recorded during the first quarter of 2004. For the six months ended June 30, 2004, reserve strengthening of $321.6 million added 35.1 points to the loss ratio; and

•	Slightly offsetting this was improved investment results.

Specialty Lines premiums

For the six months ended June 30, 2004, gross premiums written increased 8.3% to $1,070.4 million, net premiums written increased 9.1% to $1,015.6 million and net premiums earned increased 11.3% to $916.9 million.

For the six months ended June 30, 2004, the Specialty Lines segment included net premiums written growth within:

•	Professional liability & other special liability (increased by 27.9% or $79.9 million to $366.2 million), which grew as a result of new business written in Western Europe, offset by reduced writings in the U.S.;

•	Agribusiness (increased by 37.8% or $15.6 million to $56.9 million), which grew due to new business written as well as return premium received on a specific contract due to favorable underwriting results;

•	Aviation & space (increased by 13.0% or $21.8 million to $189.7 million), which grew due to the increase share in the pools managed by GAUM and a switch in the structure of inuring protections for the pool from proportional to excess of loss reinsurance; and

•	Credit & surety (increased by 15.0% or $16.4 million to $125.7 million), which grew as a result of new business written and increased shares on existing business.

These increases were offset by a decrease of $66.9 million in net premiums written in the workers’ compensation line of business. This mainly resulted from lower premium accruals related to the 2003 underwriting year based on revised estimated premiums received from a large cedent, who reports on a lag, as well as a decrease in run-off premiums from older underwriting years. In addition, there was a reduction of participation on premiums written through the involuntary market with one of our ceding companies.

Specialty Lines net investment income and net realized capital gains

Specialty Lines reported net investment income and net realized capital gains of $90.1 million for the six months ended June 30, 2004, an increase of $21.6 million, or 31.5%, compared to net investment income and net realized capital gains of $68.5 million for the same period of 2003. The increase for the six months ended June 30, 2004 largely resulted from growth in invested assets over 2003, particularly in our fixed maturities portfolio, as well as income received from the transition of a fixed income bond fund to a direct fixed income investment portfolio. In addition, impairment charges were lower in 2004 compared to 2003.

Specialty Lines losses and loss adjustment expenses

Specialty Lines had losses and loss adjustment expenses incurred of $969.9 million for the six months ended June 30, 2004, an increase of $304.0 million, or 45.7% over the same period in 2003. The non-life loss and loss adjustment expense ratio was 105.8% for the six months ended

June 30, 2004 as compared to 80.9% for the same period in 2003, an increase of 24.9 percentage points. This increase primarily resulted from strengthening of prior years’ loss reserves of $321.6 million.

In the six months ended June 30, 2004 the Specialty Lines segment experienced reserve strengthening primarily from the professional liability & other special liability lines, in particular umbrella, professional liability and excess & surplus lines of business in the U.S. ($265.2 million), related to accident years 1997 through 2001. In the six months ended June 30, 2003, segment income was decreased by $42.1 million from net adverse developments on workers’ compensation and professional liability & other special liability lines offset by net positive development on aviation & space.

Specialty Lines underwriting acquisition costs

Underwriting acquisition costs increased $21.4 million or 12.8% for the six months ended June 30, 2004 compared to the same period in 2003. This increase is mainly related to the increase in net premiums earned. The non-life underwriting expense ratio was 20.5% in the first half of 2004 as compared to 20.3% for the same period in 2003.

Specialty Lines operating and administration expenses

Operating and administration expenses decreased $2.5 million or 6.8% for the six months ended June 30, 2004 compared to the same period in 2003. The decrease was primarily due to reduced expense allocations in 2004 compared to 2003. The non-life administration expense ratio was 3.4% for the six months ended June 30, 2004, compared to 4.0% for the same period in 2003, reflecting this decrease.

Specialty Lines combined ratios

Specialty Lines’ combined ratio was 129.7% for the six months ended June 30, 2004 compared to 105.2% in the same period of 2003. The increase in the combined ratio was largely the result of prior years’ reserve development.

Year ended December 31, 2003 compared to year ended December 31, 2002

Specialty Lines segment income

Specialty Lines reported segment income of $115.2 million in 2003 compared to a segment income of $56.0 million in 2002. In addition to the positive results for 2003, the cash flow generated by the continuing growth in longer tail lines increased total invested assets. Therefore, a substantial part of this segment’s expected profitability will emerge as investment income in future periods. The increase in segment income was primarily attributable to:

•	The non-life loss ratio improved by 5.4 percentage points for the year ended December 31, 2003, versus the same period in 2002; and

•	The investment results and return for 2003 were positively impacted by the recovery of the global capital markets.

These improvements were somewhat offset by an increase of 1.6 percentage points in the underwriting expense ratio in 2003, from 20.0% in 2002 to 21.6% in 2003. The 2002 ratio was lowered as a result of a cumulative catch-up on one of our retrocessionaires and certain aviation business.

Specialty Lines premiums

For the year ended December 31, 2003, gross premiums written increased 22.5% to $2,022.0 million, net premiums written increased 16.5% to $1,811.9 million and net premiums earned increased 14.1% to $1,663.6 million.

Specialty Lines’ growth was spread across most lines and primarily resulted from increased rates, increasing the share of clients’ business upon renewing existing business or writing new business.

For the year ended December 31, 2003, premium growth in Specialty Lines included:

•	Professional liability & other special liability (net premiums written in 2003 increased by 11.4% or $61.1 million to $598.0 million), which grew as a result of the improving directors and officers market in the United States and new business written in North America and sourced through the London broker market;

•	Workers’ compensation (net premiums written in 2003 increased by 40.9% or $90.3 million to $310.9 million), which grew as a result of the renewal of a large program in 2003;

•	Credit & surety (net premiums written in 2003 increased by 17.9% or $35.9 million to $236.0 million); and

•	Agribusiness (net premiums written in 2003 increased by 309.1% or $68.0 million to $90.0 million), whose growth reflects the hardening market which resulted from the exit of several insurers and reinsurers in mid-to-late 2002.

The above increases were offset by a decrease in net premiums written in the aviation & space line of business resulting from an increase in ceded premiums for external reinsurance protection, principally associated with Converium’s increased participation in the GAUM pool, and softening markets as a result of recent low loss activity.

Specialty Lines net investment income and net realized capital gains (losses)

Specialty Lines reported net investment income and net realized capital gains of $132.4 million for the year ended December 31, 2003, an increase of $7.1 million, or 5.7%, compared to net investment income and net realized capital losses of $125.3 million for the same period of 2002. The investment results and return for 2003 were positively impacted by the recovery of the global capital markets.

Specialty Lines losses and loss adjustment expenses

Specialty Lines’ losses and loss adjustment expenses incurred increased $74.1 million, or 6.4% in 2003. The non-life loss and loss adjustment expense ratio was 74.6% in 2003 as compared to 80.0% in 2002, a decrease of 5.4 percentage points. This decrease was mostly due to lower reserve development in 2003.

In 2003, segment income was decreased by $18.1 million from net adverse developments of prior years’ loss reserves. Adverse development on workers’ compensation and professional liability & other special liability lines of $120.3 million (primarily from 2000 and prior years) was largely offset by net positive development of prior years’ loss reserves on aviation & space of $102.2 million (primarily from the 2002 year). As a multi-line reinsurer, there are always likely to be reserve adjustments at the line of business level. The Specialty Lines segment’s book of business is broadly diversified by line of business as well as balanced by region and by the expected duration of its claims obligations.

In 2002, Specialty Lines experienced $86.3 million in net adverse loss development on prior years’ business, primarily from the commercial umbrella and medical errors and omissions liability lines of business.

Specialty Lines underwriting acquisition costs

Underwriting acquisition costs increased $67.8 million or 23.2% in 2003. This increase is mainly related to the increase in net premiums earned. The non-life underwriting expense ratio was 21.6% in 2003 as compared to 20.0% in 2002.

Specialty Lines operating and administration expenses

Operating and administration expenses increased $11.6 million or 17.0% in 2003. The increase primarily arose from expenditures to support the growth in operations. Operating and administration expenses were also impacted in 2003 and 2002 by the decrease of the U.S. dollar against the hardening European currencies. Despite the increase in operating and administration expenses, the non-life administration expense ratio was 4.4% in 2003, compared to 4.4% in 2002. This was due to continued strong premium growth relative to the growth in expenses.

Specialty Lines combined ratios

Specialty Lines’ combined ratio was 100.6% in 2003 and 104.4% in 2002. The non-life loss ratio improved by 5.4 percentage points for the year ended December 31, 2003, versus the same period in 2002. This improvement was somewhat offset by an increase of 1.6 percentage points in the underwriting expense ratio in 2003.

Year ended December 31, 2002 compared to year ended December 31, 2001

Specialty Lines segment income (loss)

Specialty Lines reported segment income of $56.0 million in 2002 as compared to a segment loss of $277.2 million in 2001. The increase in segment income was primarily attributable to an improvement in the non-life loss ratio of 29.5 percentage points for the year ended December 31, 2002. Losses in 2001 were primarily attributable to the September 11th terrorist attacks, with net losses in the amount of $168.7 million, as well as losses related to the Enron Chapter 11 reorganization of $67.0 million.

Specialty Lines premiums

For the year ended December 31, 2002, gross premiums written increased 46.2% to $1,650.3 million, net premiums written increased 60.6% to $1,555.3 million and net premiums earned increased 70.0% to $1,458.0 million.

Specialty Lines’ growth was spread across most lines and primarily resulted from increased rates, increasing the share of clients’ business upon renewing existing business or writing new business.

For the year ended December 31, 2002, premium growth in Specialty Lines included:

•	Professional liability & other special liability (net premiums written in 2002 increased by 122.6% or $295.7 million to $536.9 million);

•	Aviation & space (net premiums written in 2002 increased by 99.8% or $182.5 million to $365.3 million);

•	Workers’ compensation (net premiums written in 2002 increased by 23.4% or $41.8 million to $220.6 million); and

•	Engineering (net premiums written in 2002 increased by 42.5% or $34.6 million to $116.1 million).

Specialty Lines net investment income and net realized capital losses

Specialty Lines reported net investment income and net realized capital losses of $125.3 million for the year ended December 31, 2002, an increase of $17.0 million, or 15.7%, compared to net investment income and net realized capital losses of $108.3 million for the same period of 2001. The increase is primarily from an increase in net investment income on higher invested assets due to our additional capitalization in late 2001 and the investment of cash flows from operating activities during 2002.

Specialty Lines losses and loss adjustment expenses

Specialty Lines’ losses and loss adjustment expenses incurred increased $228.2 million, or 24.3% in 2002. The non-life loss and loss adjustment expense ratio was 80.0% in 2002 as compared to 109.5% in 2001. The decrease of 29.5 percentage points for the year ended December 31, 2002 was largely attributable to the losses reported in 2001 related to the September 11th terrorist attacks, with net losses in the amount of $168.7 million, as well as losses related to the Enron Chapter 11 reorganization of $67.0 million.

In 2002, Specialty Lines experienced $86.3 million in net adverse loss development on prior years’ business, primarily from the commercial umbrella and medical errors and omissions liability lines of business. In 2001, Specialty Lines strengthened reserves for prior years by $77.0 million, primarily related to the excess & surplus, commercial umbrella and marine & energy lines of business, offset by positive development in aviation & space. The strengthening was principally related to accident years 2000 and prior.

Specialty Lines underwriting acquisition costs

Underwriting acquisition costs increased $45.6 million or 18.5% in 2002. This increase is mainly related to the increase in net premiums earned. The non-life underwriting expense ratio was 20.0% in 2002 as compared to 28.8% in 2001.

Specialty Lines operating and administration expenses

Operating and administration expenses increased 18.0% in 2002. This increase was driven by the large growth in premiums. The non-life administration expense ratio was 4.4% in 2002, compared to 6.0% in 2001, reflecting this premium growth.

Specialty Lines combined ratios

Specialty Lines’ combined ratio was 104.4% in 2002 compared to 144.3% in 2001. The higher combined ratio in 2001 primarily resulted from losses related to the September 11th terrorist attacks and the Enron Chapter 11 reorganization.

Life & Health Reinsurance

The table below presents information regarding results of operations of our Life & Health Reinsurance segment for the six months ended June 30, 2004 and 2003 and for the years ended December 31, 2003, 2002 and 2001.

	Six months ended
	June 30,		Year ended December 31,

	2004	2003	2003	2002	2001

	($ in millions, except ratios)
Revenues:
Gross premiums written	$264.7	$222.8	$406.5	$343.2	$256.5

Net premiums written	$243.3	$212.3	$369.5	$314.7	$234.2

Net premiums earned	$225.8	$186.1	$383.0	$310.8	$217.1
Net investment income and net realized capital gains (losses)	12.2	9.8	17.5	18.1	15.8

Total revenues	238.0	195.9	400.5	328.9	232.9

Losses and expenses:
Losses, loss adjustment expenses and life benefits	(169.8)	(148.2)	(319.6)	(260.1)	(223.9)
Underwriting acquisition costs	(51.5)	(39.8)	(80.0)	(64.0)	(21.8)
Other operating and administration expenses	(10.8)	(6.5)	(12.8)	(11.3)	(4.9)

Total benefits, losses and expenses	(232.1)	(194.5)	(412.4)	(335.4)	(250.6)

Segment income (loss)	$5.9	$1.4	$(11.9)	$(6.5)	$(17.7)
Ratios:
Underwriting expense ratio	22.8%	21.4%	20.9%	20.6%	10.0%
Administration expense ratio	4.4%	3.1%	3.5%	3.6%	2.1%

Six months ended June 30, 2004 compared to six months ended June 30, 2003

Life & Health Reinsurance segment income

Life & Health Reinsurance reported an increase in segment income for the six months ended June 30, 2004 as compared to the same period in 2003. Technical result increased from $1.5 million to $8.5 million for the same period. Technical result is defined as net premiums earned minus losses, loss adjustment expenses and life benefits minus underwriting acquisition costs plus technical interest. The increase in 2004 was primarily attributable to:

•	The investment results for the six months ended June 30, 2004 were positively impacted by the continuing recovery of the global capital markets;

•	Strong growth in premium volume driven by the expansion of existing financing reinsurance transactions in Continental Europe and increased shares of current business; and

•	The development of our GMDB book during the first half of 2004 as compared to 2003. In the first half of 2003 reserves were strengthened by $12.5 million, while no actions were required for the first half of 2004.

Life & Health Reinsurance premiums

For the six months ended June 30, 2004, gross premiums written increased 18.8% to $264.7 million, net premiums written increased 14.6% to $243.3 million and net premiums earned increased 21.3% to $225.8 million.

Life & Health Reinsurance net investment income and net realized capital gains

Life & Health Reinsurance reported net investment income and net realized capital gains of $12.2 million for the six months ended June 30, 2004, an increase of $2.4 million, or 24.5%, compared to net investment income and net realized capital gains of $9.8 million for the same period of 2003. The investment results for the six months ended June 30, 2004 were positively impacted by the continuing recovery of the global capital markets.

Life & Health Reinsurance losses, loss adjustment expenses and life benefits

Life & Health Reinsurance had losses, loss adjustment expenses and life benefits incurred of $169.8 million, an increase of $21.6 million, or 14.6% in the six months ended June 30, 2004 compared to the same period in 2003. This increase mainly reflects the growth in the underlying business.

In the first half of 2003, there was reserve strengthening of $12.5 million for the GMDB business, which negatively impacted our results, while no actions were required in the first half of 2004.

Life & Health Reinsurance underwriting acquisition costs

Underwriting acquisition costs increased $11.7 million or 29.4% in the first half of 2004 compared to the same period in 2003. This increase is mainly related to the increase in net premiums earned. The underwriting expense ratio was 22.8% in the six months ended June 30, 2004 as compared to 21.4% in the same period of 2003.

Life & Health Reinsurance operating and administration expenses

Operating and administration expenses increased $4.3 million or 66.2% in six months ended June 30, 2004 compared to the same period in 2003. The increase primarily arose from increased expenditures to support the growth in operations and the weakening of the U.S. dollar. The administration expense ratio was 4.4% for the six months ended June 30, 2004, compared to 3.1% for the same period in 2003.

Year ended December 31, 2003 compared to year ended December 31, 2002

Life & Health Reinsurance segment loss

Life & Health Reinsurance reported segment loss of $11.9 million in 2003 compared to $6.5 million in 2002. The decrease in segment results in 2003 was primarily attributable to the development on a closed block of GMDB business.

The Life & Health Reinsurance segment strengthened reserves on a closed block of variable annuity business by $20.5 million (to net $56.0 million) in 2003 and $15.6 million in 2002. As a result of the strong performance of the U.S. stock markets, the GMDB’s net amount at risk further decreased to $809.7 million and $1,243.0 million at December 31, 2003 and 2002, respectively. Although we believed that our currently carried reserves for our GMDB exposure are adequate, we exercised the call option we negotiated in the third quarter of 2003 to access additional reinsurance protection of up to $75.0 million. This decision was made in light of the current volatility and the valuation of the equity markets in the United States. The annual expense associated with this protection is expected to be less than $0.5 million per year. This additional reinsurance protection adequately addresses potential adverse deviations to the key assumptions i.e., mortality risks, lapse rate risks, surrenders and investment risks, such as equity market performance and volatility, incorporated in Converium’s models. See “Management’s” discussion and analysis of financial condition and results of operations — Third quarter 2004 developments”.

Life & Health Reinsurance premiums

For the year ended December 31, 2003, gross premiums written increased 18.4% to $406.5 million, net premiums written increased 17.4% to $369.5 million and net premiums earned increased 23.2% to $383.0 million.

For the year ended December 31, 2003, premium growth in the Life & Health Reinsurance segment included accident & health (net premiums written in 2003 increased by 29.6% or $47.4 million to $207.4 million). This growth primarily resulted from the further development of this line of business, which Converium began to underwrite in North America in 2001, as well as growth of business written in Continental Europe.

Life & Health Reinsurance net investment income and net realized capital gains (losses)

Life & Health Reinsurance reported net investment income and net realized capital gains of $17.5 million for the year ended December 31, 2003, which was lower by $0.6 million, or 3.3%, compared to net investment income and net realized capital losses of $18.1 million for the same period of 2002.

Life & Health Reinsurance losses, loss adjustment expenses and life benefits

Life & Health Reinsurance had losses, loss adjustment expenses and life benefits incurred of $319.6 million, an increase of $59.5 million, or 22.9% in 2003. This increase mainly reflects the growth in the underlying business. The Life & Health Reinsurance segment strengthened reserves on a closed block of variable annuity business by $20.5 million (to net $56.0 million) and $15.6 million in 2003 and 2002, respectively.

Life & Health Reinsurance underwriting acquisition costs

Underwriting acquisition costs increased $16.0 million or 25.0% in 2003. This increase is mainly related to the increase in net premiums earned. The underwriting expense ratio was 20.9% in 2003 as compared to 20.6% in 2002.

Life & Health Reinsurance operating and administration expenses

Operating and administration expenses increased $1.5 million or 13.3% in 2003. The increase primarily arose from expenditures to support the growth in operations. Operating and administration expenses were also impacted in 2003 and 2002 by the decrease of the U.S. dollar against the hardening European currencies. Despite the increase in operating and administration expenses, the non-life administration expense ratio was 3.5% in 2003, compared to 3.6% in 2002. This was due to continued strong premium growth relative to the growth in expenses.

Year ended December 31, 2002 compared to year ended December 31, 2001

Life & Health Reinsurance segment loss

Life & Health Reinsurance reported segment loss of $6.5 million in 2002 as compared to a loss of $17.7 million in 2001. The results included net losses related to the September 11th terrorist attacks of $12.0 million in 2001 and net development on a closed block of variable annuity business of $15.6 million in 2002 and $13.4 million in 2001.

Life & Health Reinsurance premiums

For the year ended December 31, 2002, gross premiums written increased 33.8% to $343.2 million, net premiums written increased 34.4% to $314.7 million and net premiums earned increased 43.2% to $310.8 million.

For the year ended December 31, 2002, premium growth in the Life & Health Reinsurance segment included accident & health (net premiums written in 2002 increased by 63.6% or $62.2 million to $160.0 million). This growth primarily resulted from the further development of this line of business, which Converium began to underwrite in North America in 2001, as well as growth of business written in Continental Europe.

Life & Health Reinsurance net investment income and net realized capital losses

Life & Health Reinsurance reported net investment income and net realized capital losses of $18.1 million for the year ended December 31, 2002 which was higher by $2.3 million, or 14.6%, compared to net investment income and net realized capital losses of $15.8 million for the same period of 2001. The increase is primarily from an increase in net investment income on higher invested assets due to our additional capitalization in late 2001 and the investment of cash flows from operating activities during 2002.

Life & Health Reinsurance losses, loss adjustment expenses and life benefits

Life & Health Reinsurance’s losses, loss adjustment expenses and life benefits incurred increased $36.2 million, or 16.2% in 2002. This increase mainly reflects the growth in the underlying business. The results included net losses related to the September 11th terrorist attacks of $12.0 million in 2001 and net development on a closed block of variable annuity business of $15.6 million in 2002 and $13.4 million in 2001.

Life & Health Reinsurance underwriting acquisition costs

Underwriting acquisition costs increased $42.2 million or 193.6% in 2002. The underwriting expense ration was 20.6% in 2002 as compared to 10.0% in 2001. In 2001, $10.6 million in commission benefits were recorded from the commutation of a large contract and a refunding of commissions from our strategic retrocessions, reducing the underwriting expense ratio by 4.9%.

Life & Health Reinsurance operating and administration expenses

Operating and administration expenses increased 130.6% in 2002. The increase was primarily due to the hiring of staff to support the growth in business. The administration expense ratio was 3.6% in 2002, compared to 2.1% in 2001.

Corporate Center

The table below presents information regarding results of operations of our Corporate Center for the six months ended June 30, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001. The Corporate Center carries certain administration expenses, such as costs of the Board, the GEC and other global functions.

	Six months ended
	June 30,		Year ended December 31,

	2004	2003	2003	2002	2001

	($ in millions)
Other operating and administration expenses	$(16.9)	$(16.2)	$(34.3)	$(30.3)	$(7.3)

Segment loss	$(16.9)	$(16.2)	$(34.3)	$(30.3)	$(7.3)

Six months ended June 30, 2004 compared to six months ended June 30, 2003

Corporate Center operating and administration expenses

The Corporate Center reported operating and administration expenses of $16.9 million for the six months ended June 30, 2004, compared to $16.2 million for the same period in 2003. The increases primarily arose from expenditures to support the growth in operations and the weakening of the U.S. dollar.

Year ended December 31, 2003 compared to year ended December 31, 2002

Corporate Center operating and administration expenses

The Corporate Center reported operating and administration expenses of $34.3 million in 2003, compared to $30.3 million in 2002. The increases primarily arose from expenditures to support the growth in operations and the weakening of the U.S. dollar.

Year ended December 31, 2002 compared to year ended December 31, 2001

Corporate Center operating and administration expenses

The Corporate Center reported operating and administration expenses of $30.3 million in 2002, compared to $7.3 million in 2001. Corporate Center charges in 2001 were low as global functions were just being established to prepare for the IPO in late 2001.

Liquidity and capital resources

We operate a treasury function responsible for managing our banking relationships, capital raising activities, including equity and debt issues, our overall cash, cash pooling and liquidity positions and the payment of internal and external dividends. Individual subsidiaries are responsible for managing local cash and liquidity positions, including the repayment of debt.

In the event of local short-term cash requirements, internal loans are available, subject to certain required approvals based on amount.

Liquidity requirements

Our principal cash requirements are for servicing debt, investment in businesses, capital expenditures, servicing retrocessional arrangements, for paying reinsurance and insurance claims, which could periodically include significant cash requirements related to catastrophic events, and payment of dividends to shareholders.

Interest on debt and short-term borrowings was $16.6 million for the first half of 2004, $31.0 million in 2003, $16.4 million in 2002 and $24.2 million in 2001. We had no scheduled debt repayments in 2003, 2002 or 2001. The carrying value of our outstanding debt was $390.7 million at June 30, 2004, $390.6 million at December 31, 2003, $390.4 million at December 31, 2002 and $197.0 million at December 31, 2001.

Liquidity sources

Our principal liquidity sources consist of premiums, fees, investment income, proceeds from the sale and maturity of investment securities and borrowings. Our business units pay reinsurance and insurance claims and benefits and operating expenses predominantly from their own cash resources. Most of our debt is funded by our businesses from their own cash resources. We have generated combined net cash inflows from operating activities over the last three years. As a reinsurer, our future cash flows are inherently difficult to predict. We do not expect the Funds Withheld Asset to have a material impact on our liquidity, as we will not be required to access our own liquidity sources for claims under the Quota Share Retrocession Agreement. Under the Quota Share Retrocession Agreement, Zurich Insurance Company (“ZIC”) and Zurich International Bermuda Ltd. (“ZIB”) have the right to prepay to us, in whole or in part, the balance of the Funds Withheld Asset. For more detail on cash flows see “— Capital requirements.”

Dividends from subsidiaries

As a holding company, Converium relies in large part on cash dividends and other permitted payments from its subsidiaries to make principal and interest payments on debt, to pay other outstanding obligations and to pay dividends it may pay to its shareholders. Converium is subject to legal restrictions on the amount of dividends it may pay to its shareholders. Similarly, the company laws of countries in which our entities operate may restrict the amount of dividends payable by such entities to their parent companies. In addition, the ability of our entities to pay dividends may be restricted or influenced by minimum capital and solvency requirements that are imposed by regulators in the countries in which the entities operate. We do not consider current legal and regulatory dividend constraints to be a material limitation on the ability of Converium AG to pay dividends to Converium Holding AG.

In Switzerland, insurance supervisory regulations require entities to fund their statutory reserves at a minimum level of 20% of net profits until the statutory reserve fund reaches an amount equal to 50% of the statutory share capital, including freely disposable reserves, if any. For regulations applicable to Converium Holding AG, see “Regulation.”

In the United States, restrictions on payment of dividends are imposed by the Insurance Commissioner of the state of domicile. As to CRNA, dividends are payable only with prior approval of the Insurance Commissioner of the state of domicile.

In Germany, the minimum amount of statutory capital reserves required is 10% of the nominal value of the common stock. If the 10% criterion is met, dividends of up to 100% of current year’s surplus can be paid. If the 10% criterion is not met, dividends are limited to a maximum of 95% of current year’s surplus less the prior year loss carryover. Under German law, an entity’s executive board in consent with the supervisory board have the authority to reclassify up to 100% of the current year surplus to retained earnings, thereby not allowing dividends to be paid.

Debt outstanding

As of June 30, 2004, we had total debt outstanding with a principal amount of $400.0 million and a carrying amount of $390.7 million. We had no scheduled debt repayments in 2003, 2002 or 2001.

In December 2002, Converium Finance S.A. issued $200.0 million principal amount of non-convertible, unsecured, guaranteed subordinated notes, which are irrevocably and unconditionally guaranteed on a subordinated basis by each of Converium Holding AG and Converium AG. These notes mature in full on December 23, 2032 and bear interest at the rate of 8.25%. In 2001, in connection with the Formation Transactions, Converium assumed the rights and obligation of $200.0 million principal amount of non-convertible, unsecured, unsubordinated senior notes originally issued by Zurich Reinsurance Centre Holdings, Inc. (“ZRCH”) during October 1993. These notes mature in full on October 15, 2023 and bear interest at the rate of 7.125%

In July 2003, Converium AG and certain subsidiaries obtained a $900 million unsecured syndicated letter of credit facility from various banks led by ABN AMRO Bank N.V., Barclays Capital and Commerzbank Aktiengesellschaft. The facility is guaranteed by Converium AG and will be used primarily to collateralize third-party claims related to our underwriting business. As of June 30, 2004, we had outstanding letters of credit of $583.2 million under the facility. In addition to the letter of credit facility other irrevocable letters of credit of $416.1 million were outstanding at June 30, 2004 to secure certain assumed reinsurance contracts. Investments of $451.7 million are pledged as collateral related to certain of these letters of credit.

As a result of the second quarter 2004 developments, our shareholders’ equity declined significantly. The letter of credit facility contains financial covenants that, among other things, require us to maintain a ratio of debt to equity below specified levels. We are currently compliant with the financial covenants contained in the letter of credit facility.

The letter of credit facility also contains ratings triggers which, as a result of the ratings downgrade by Standard & Poor’s, has required us to post collateral in order to secure total commitments under the credit facility. The collateral, consisting of interests in certain of our securities accounts valued in the aggregate at approximately $1.1 billion, was pledged pursuant to a Deed of Pledge Agreement on September 17, 2004. In order to meet expected additional requirements to post collateral we intend to enter into a new letter of credit facility; however, there can be no assurance that we will be able to enter into a new facility on reasonable terms if at all. Our current letter of credit facility contains restrictions with respect to posting additional collateral.

See “Background and reasons for the Offering.”

Capital requirements

As of June 30, 2004, we had total shareholders’ equity of $1,349.2 million ($33.90 per share) compared to $2,083.3 million ($52.38 per share) as of December 31, 2003, a decrease of

$734.1 million ($18.48 per share). This decrease is mainly comprised of the 2004 net loss of $594.3 million, a reduction in net unrealized gains on investments, net of taxes of $86.0 million, due to an increase in interest rates, and $47.9 million of dividends to shareholders paid in the second quarter of 2004.

See “Background and reasons for the Offering” for a discussion of the capital management measures we intend to implement to strengthen our capitalization.

As of December 31, 2003, we had total shareholders’ equity of $2,083.3 million ($52.38 per share) compared to $1,738.0 million ($43.55 per share) as of December 31, 2002, an increase of $345.3 million ($8.83 per share). This increase is mainly comprised of net income of $185.1 million and an increase in net unrealized gains on investments, net of taxes, of $198.6 million, offset by dividends to shareholders of $29.9 million.

Cash flows

The following table shows our cash flows for the six months ended June 30, 2004 and 2003 and for the years ended December 31, 2003, 2002 and 2001.

	Six months ended
	June 30,		Year ended December 31,

	2004	2003	2003	2002	2001

	($ in millions)
Cash flow data:
Cash provided by operating activities	$442.5	$572.6	$1,265.3	$870.4	$311.5
Net cash used in investing activities	(592.9)	(628.4)	(1,327.8)	(1,093.3)	(627.3)
Net cash (used in) provided by financing activities	(52.8)	(36.2)	(47.2)	179.0	627.8
Effect of exchange rate changes on cash and cash equivalents	2.6	9.9	29.0	(15.1)	(13.4)

Change in cash and cash equivalents	(200.6)	(82.1)	(80.7)	(59.0)	298.6
Cash and cash equivalents, beginning of period	280.8	361.5	361.5	420.5	121.9

Cash and cash equivalents, end of period	$80.2	$279.4	$280.8	$361.5	$420.5

Six months ended June 30, 2004 and 2003

We had cash and cash equivalents of $80.2 million as of June 30, 2004 compared to $280.8 million as of December 31, 2003. Our cash position at June 30, 2004 decreased due to the deployment of a substantial portion of cash into investments in fixed maturity securities.

Our cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and underwriting expenses. Our cash provided by operating activities was $442.5 million for the six months ended June 30, 2004 compared to $572.6 million for the six months ended June 30, 2003, a decrease of $130.1 million, or 22.7%. This decrease was due to the slowing down of new business growth as a result of active cycle management. This decrease also reflects increased claims payment activity.

The charges in the second quarter of 2004 for reserves, deferred income taxes and impairment of goodwill do not have a current impact on cash provided by operating activities. However,

future periods may be affected by higher claim payments on those reserves, offset by lower tax payments (due to net operating loss carryforwards).

Years ended December 31, 2003, 2002 and 2001

We held cash and cash equivalents of $280.8 million at December 31, 2003 compared to $361.5 million at December 31, 2002, representing a decrease of $80.7 million. Our cash balances at the end of both periods include a relatively high level of cash held by our investment managers for duration matching purposes.

Our cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and underwriting expenses. Our cash provided by operating activities was $1,265.3 million for the year ended December 31, 2003 compared to $870.4 million and $311.5 million for the years ended December 31, 2002 and 2001, respectively. This represented increases of $394.9 million, or 45.4% in 2003 and $558.9 million, or 179.4% in 2002. The increase in 2003 was driven by improved operating performance, including strong premium growth. The 2002 cash flow reflects a $136.7 million reimbursement of reinsurance recoverables in dispute received in the second quarter of 2002. Cash provided by financing activities in 2002 was primarily due to the issuance of our guaranteed subordinated notes. Cash provided by financing activities in 2001 was primarily due to a capital contribution we received from Zurich Financial Services.

As a reinsurer, our future cash flows are inherently difficult to predict. This uncertainty is particularly pronounced with respect to some coverage we provide, such as long-tail lines, where claims information emerges over a relatively long period of time, and property catastrophe coverage, which generally produces losses of low frequency but high severity. Accordingly, it is not possible to predict our future cash flows from operating activities with precision. As a consequence, our cash flows from operating activities may fluctuate, perhaps significantly, from quarter to quarter and from year to year. For example, our cash flows were adversely affected by the events of September 11th. We expect that a significant portion of the cash outflows relating to these events will occur over a period of several years, mainly because of the time involved to determine with accuracy the losses of the primary insurance companies and reporting these losses to reinsurers. Accordingly, our cash flow and investment income will be impacted gradually over the next few years.

We believe that our capital, liquidity and borrowing ability are sufficient to support our business and meet our present liquidity requirements.

New accounting standards

We have or will be required to adopt the following new standards in the future:

Statement of Position (“SOP”) 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts”

In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts”. The SOP is effective for financial statements for fiscal years beginning after December 15, 2003, with earlier adoption encouraged. The SOP may not be applied retroactively to prior years’ financial statements, and initial application should be as of the beginning of an entity’s fiscal year. This SOP did not have a material impact on Converium’s consolidated financial condition or results of operations. See Note 6 to our June 30, 2004 consolidated interim financial statements for additional information.

SFAS 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits — an amendment of FASB Statements No. 87, 88, and 106”

In December 2003, the FASB issued SFAS 132 (revised 2003), “Employers’ Disclosures about Pensions and other Postretirement Benefits — an amendment of FASB Statements No. 87, 88 and 106”. This Statement retains the disclosures required by SFAS 132, “Employers’ Disclosure about Pensions and Other Postretirement Benefits — an amendment of FASB Statements No. 87, 88, and 106”, which standardized the disclosure requirements for pensions and other postretirement benefits to the extent practicable and requires additional information on changes in the benefit obligations and fair values of plan assets. Additional disclosures have been added in response to concerns expressed by users of financial statements; those disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows and components of net periodic benefit cost recognized during interim periods. This statement is effective for financial statements with fiscal years ending after December 15, 2003, with interim-period disclosures effective for interim periods beginning after December 15, 2003. See Note 8 to our June 30, 2004 consolidated interim financial statements for additional information.

FASB Interpretation 46, “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51”

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51” (“FIN 46”), which requires an enterprise to assess whether consolidation of an entity is appropriate based upon its interests in a variable interest entity (“VIE”). A VIE is an entity in which the equity investors do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The initial determination of whether an entity is a VIE shall be made on the date at which an enterprise becomes involved with the entity. An enterprise shall consolidate a VIE if it has a variable interest that will absorb a majority of the VIE’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. FIN 46 was effective immediately for new VIEs established or purchased subsequent to January 31, 2003. The adoption of FIN 46 did not have a material impact on Converium’s consolidated financial condition or results of operations, as there were no VIEs identified which required consolidation.

In December 2003, the FASB issued a revised version of FIN 46 (“FIN 46(R)”), which incorporates a number of modifications and changes made to the original version. FIN 46(R) replaces the previously issued FIN 46 and, subject to certain special provisions, is effective no later than the end of the first reporting period that ends after December 15, 2003 for entities considered to be special-purpose entities and no later than the end of the first reporting period that ends after March 15, 2004 for all other VIEs. Early adoption is permitted. Converium adopted FIN 46(R) at December 31, 2003. The adoption of FIN 46(R) did not result in the consolidation of any VIEs.

Converium has performed an evaluation of the catastrophic protection counterparty agreement with Helix 04 Limited, issued in the second quarter of 2004, to establish whether Converium is the primary beneficiary of the VIE which issued the securities. Management has concluded that

Converium is not the primary beneficiary of the VIE. See Note 7 to our June 30, 2004 consolidated interim financial statements.

Tabular disclosure of contractual obligations

The following table shows our contractual obligations due by period as of December 31, 2003.

	Payment due by period

		Less than			More than
($ thousands)	Total	1 year	1-3 years	3-5 years	5 years

Long-Term Debt Obligations — Principal	$400,000	-	-	-	$400,000
Long-Term Debt Obligations — Interest	763,500	30,750	61,500	61,500	609,750
Operating Lease Obligations	93,200	12,600	24,800	24,600	31,200

Total	$1,256,700	$43,350	$86,300	$86,100	$1,040,950

The above table excludes estimated future cash flows for losses and loss adjustment expenses, as there is typically no minimum contractual obligation associated with insurance and reinsurance contracts, and the amount and timing of the cash outflows are uncertain. For further detail on our long-term debt principal and interest payments, see Note 10 of our 2003 consolidated financial statements. For further detail on our operating lease payments, see Note 19 of our 2003 consolidated financial statements.

Quantitative and qualitative disclosures about market risk

Overview

As a provider of reinsurance solutions, effective risk management is fundamental to our ability to protect both the interests of our clients and shareholders. We have consequently established risk and investment management processes and procedures to actively manage our exposure to qualitative and quantitative market risks. Our risk and investment management procedures focus on ensuring that all of our operating units consistently follow suitable, structured and controlled processes and procedures, with specific guidelines and limits tailored to the characteristics of each business.

We consider our market risk to consist primarily of our exposure to adverse market value changes in our assets, across both short and long-term periods. Our market risk includes multiple sources of market price fluctuations, including credit risks, prepayment risks, liquidity risks, sector risks and other risks. Short-term market risks relate primarily to our exposure to adverse market value changes in our assets and the potential inability to realize asset values on a timely basis.

We principally manage our long-term market risks through a procedure we refer to as asset/ liability management (“ALM”) through which we seek to understand and manage the dynamic interactions between our assets and liabilities. We utilize and continually develop firm-wide ALM processes and models to manage our aggregate financial risks. The primary goal of our ALM procedures is to match, in terms of timing and currency, anticipated claims payments to our cedents with investment income generated by our investment assets. Because fixed income securities generally provide more stable investment income than equity securities, the preponderance of our investments are in fixed income instruments. Although our ALM techniques are based on theoretical and empirical models and can lead to incorrect assumptions, we believe that the careful use of these ALM techniques leads to a better understanding of the risks inherent in our assets and liabilities and is therefore an important element of our risk and investment management process. Our principal ALM techniques include cash flow analysis, scenario testing and stochastic modeling.

To help manage our aggregate exposure to concentration and credit risks, we analyze the concentration of our risk by entity, risk category (asset, underwriting, retrocession), industry and credit rating.

Sensitivity analyses

As of June 30, 2004, approximately 89.7% of our investment securities were classified for accounting purposes as available-for-sale. These securities are carried at their fair market value as of the balance sheet date with movements in fair value recorded in shareholders’ equity. In contrast to these assets, certain liability reserves, particularly non-life reinsurance reserves, are not shown at fair market values as of the balance sheet date. Therefore, U.S. GAAP accounting practices typically result in more volatile assets than liabilities. This, in turn, may lead us to report more volatile shareholders’ equity on our balance sheet than we believe may economically be the case.

The following risk analyses do not take into account that there are strategies in place to minimize the exposures to market fluctuations. These strategies include, among others, changes in asset allocation and the sale of investments. These analyses assume that the change in value of assets is temporary and that the liability reserves would not change.

We have based our computations of prospective effects of hypothetical interest rate changes on numerous assumptions. Because these computations are based on assumptions, they should not be relied on as indicative of future results.

Certain shortcomings are inherent in the method of analysis presented in the computation of the fair value of fixed rate instruments. Actual values may differ from those projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities, including non-parallel shifts in the term structure of interest rates and changing individual issuer credit spreads.

Equity market risk

As of June 30, 2004, we held approximately 9.9% of our invested assets in equity securities which are subject to equity market risk (excluding our investment of $82.7 million in PSP Swiss Property AG, an indirect real estate investment included in equity securities). Our equity market risk is concentrated in the United States and Europe and is highly sensitive to general economic and stock market conditions. The estimated potential exposure of our consolidated net assets to a 10% decline in all stock markets as of June 30, 2004, would be a pre-tax reduction in net assets of $78.0 million, which represents approximately 5.8% of our total shareholders’ equity as of June 30, 2004. We have taken steps in order to reduce our sensitivity to equity market risk which would reduce our exposure in a 10% decline by nearly $50.0 million. See “Background and reasons for the Offering — Concurrent measures to de-risk our business — Reduce investment portfolio risk.”

Our strategic asset allocation combines a large percentage of investments in high-quality bonds with investments in equity securities. This allocation seeks to generate strong positive returns with acceptable risks over the long term, while protecting against excessive risks in periods of severe market distress. During a severe stock market correction associated with a weak economy, recession or depression, losses in the fair market value of equity securities tend to be partially offset by gains on high-quality bonds arising from falling interest rates. We seek to match our investments with our underlying liabilities in the countries and territories in which we operate. Consequently, we strive to keep our equity portfolio diversified so as to provide a broad exposure across major sectors of individual stock markets. We restrict our maximum investment in any one equity security or equity sector by reference to local benchmarks and insurance regulations.

Interest rate risk

Our investments are subject to interest rate risks. Our interest rate risk is concentrated in the United States and Europe and is highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. The estimated potential exposure of our consolidated net assets to a one percentage point increase of the yield curve would be a pre-tax reduction in net assets of $180.0 million, which represents approximately 13.3% of our total shareholders’ equity as of June 30, 2004. This reduction would be offset by higher investment income earned on newly invested funds. We have taken steps in order to reduce our sensitivity to interest rate risk. See “Background and reasons for the Offering — Concurrent measures to re-risk our business — Reduce investment portfolio risk.”

To protect our balance sheet from a possible rise of the yield curves, we stabilized the modified duration of our bond portfolio, excluding held-to-maturity securities, at 3.8. Additionally, we created a portfolio of held-to-maturity government bonds totalling $585.6 million (11.0% of our fixed maturities portfolio, excluding the Funds Withheld Asset).

As of June 30, 2004, all of our debt outstanding was at fixed interest rates. Because we account for debt at amortized cost, not fair value, an increase in interest rates would have no effect on our reported interest expense or carrying amount of indebtedness.

Foreign exchange risk

Our general practice is to invest in assets that match the currency in which we expect related liabilities to be paid. We tend thus to invest our assets with the same currency allocation as our technical liabilities. This results in the same currency split for the assets backing our shareholders’ equity. This practice enables sound currency asset/ liability management, but implies a translation risk of currency rate changes against the U.S. dollar that may result in adverse effects on our reported shareholders’ equity when expressed in U.S. dollars.

Shareholders’ equity held in local insurance units is primarily kept in local currencies to the extent that shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. This facilitates our efforts to ensure that capital held in local insurance units will be able to support the local insurance business irrespective of currency movements. In line with our functional currency concept, the differences resulting from the currency rate changes are recorded in shareholders’ equity as cumulative currency translation adjustments.

The table below shows the approximate effect on shareholders’ equity of instantaneous adverse movements in currency exchange rates of 10% on our major currency exposures at December 31, 2003 against the U.S. dollar.

	Adverse exchange rate
	movement against the	Approximate decline in
	U.S. dollar	shareholders’ equity

Euro	10%	$42 million
Swiss franc	10%	$35 million
British pound	10%	$3 million

As of June 30, 2004 and December 31, 2003, we had unrealized cumulative translation gains of $109.4 million and $116.1 million, respectively.

Our reported premiums, losses and expenses are also affected by exchange rate fluctuations. Business written in currencies other than the U.S. dollar is translated at average exchange rates for the period, and therefore exchange rate movements from period to period can have a significant effect on our U.S. dollar reported premiums, losses and expenses.

The table below shows the percentage of key income statement and balance sheet items, denominated by our main currencies as of and for the year ended December 31, 2003:

	U.S.		U.K.	Swiss	Japanese
	Dollar	Euro	pound	franc	yen	Other	Total

Income statement
Net premiums written	52%	22%	13%	1%	2%	10%	100%
Net investment income	71%	14%	12%	1%	-	2%	100%
Losses, loss adjustment expenses and life benefits	58%	20%	13%	-	1%	8%	100%
Underwriting acquisition costs	50%	23%	14%	-	3%	10%	100%
Other operating and administration expenses	39%	11%	4%	45%	-	1%	100%
Interest expense	100%	-	-	-	-	-	100%
Balance sheet
Total invested assets	66%	15%	13%	3%	-	3%	100%
Reinsurance assets	84%	6%	8%	2%	-	-	100%
Loss and loss adjustment expenses, gross	61%	17%	16%	1%	1%	4%	100%
Unearned premiums, gross	60%	12%	19%	1%	1%	7%	100%
Future life benefits, gross	49%	47%	-	2%	-	2%	100%
Debt	100%	-	-	-	-	-	100%

Business

To the extent that our description of our business presents historical financial data, such financial data may not reflect our future operating performance. As a result of the ratings downgrades and the run-off of our North American business, we expect a significant decline in the amount of premiums as well as significant shifts in the geographic and line of business distributions of premiums that we write going forward as compared to our historical performance.

Overview

We are an international reinsurer whose business operations are recognized for innovation, professionalism and service. We believe we are accepted as a professional reinsurer for all major lines of non-life and life reinsurance in Europe, Asia-Pacific and Latin America. We actively seek to create innovative and efficient reinsurance solutions to complement our target clients’ business plans and needs. We focus on core underwriting skills and on developing close client relationships while honoring our and our clients’ relationships with brokers.

We offer a broad range of traditional non-life and life reinsurance products as well as innovative “non-traditional” solutions to help our target clients to efficiently manage capital and risks. In non-life reinsurance, our lines of business are general third party liability, motor, personal accident (assumed from non-life insurers), property, agribusiness, aviation & space, credit & surety, engineering, marine & energy, professional liability & other special liability and workers’ compensation. In Life & Health Reinsurance, our lines of business are life & disability reinsurance, including quota share, surplus coverage and financing contracts, and accident & health.

We underwrite reinsurance both directly with ceding companies and through intermediaries, giving us the flexibility to pursue business in accordance with our ceding companies’ preferred reinsurance purchasing method. In 2003, 58% of our gross premiums written were written through intermediaries and 42% were written on a direct basis.

Our business is organized around three operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on lines of business. The business segments are supported by global business support functions such as Actuarial & Risk Management and Underwriting Technical Services, and by global services such as Human Resources, Finance and IT. We believe that the organization of our business along lines of business and global business support and services functions provides a higher degree of transparency, accountability and management control.

There are types of business which we historically participated in that we will no longer be able to write or will write at a significantly reduced level. We have placed our U.S. operations into run-off. We have discontinued the writing of reinsurance from offices located in North America. However, we will offer reinsurance for attractive U.S. originated business to a limited number of select accounts. This business will be underwritten and managed through Converium AG, Zurich or its Bermuda branch.

In order to secure the strong capitalization needed to successfully execute our strategy and protect the interests of our shareholders, we have taken steps to de-risk our business. See “Background and reasons for the Offering — Concurrent measures to de-risk our business” and “— Discontinuation of North American business.”

Strategy

Our revised strategy

The recent adverse developments with respect to reserves and our ratings require that we re-evaluate our global strategy to maximize shareholder value. Going forward, we will focus on markets in which we believe our franchise remains strong, i.e., Europe, Asia-Pacific and Latin America. In general, we will focus on small to medium-sized clients who have limited access to capital markets and rely on additional services from their reinsurers, such as reinsurance structuring advice and risk modelling capabilities. We will seek to reinforce and develop our joint venture relationships such as GAUM in global aviation insurance, Satec in global space insurance, MDU in U.K. medical malpractice insurance and our corporate name at Lloyd’s. In addition, we will adjust our cost base to reduced top-line in order to remain cost-competitive. See “Background and Reasons for the Offering — The case for recapitalizing Converium.”

Our vision

We aim to be a core player in the international reinsurance industry, contributing to the evolution of the sector with forward-thinking and innovative solutions that enable our clients to efficiently manage their risk. We aspire to be recognized as an agile, credible and interactive organization that provides a model to a new generation of reinsurers.

Our mission

We are an international multi-line reinsurer that satisfies our clients’ business needs by excelling at analyzing, assuming and managing risks. In an ethical and responsible manner we aspire to provide:

•	Sustainable value growth for our shareholders;

•	Excellent service for our customers and intermediaries;

•	A fulfilling work environment for our employees; and

•	A spirit of shared responsibility within our community.

Our core business

Our core business is to analyze, assume and manage portfolios of insurance risks, and to invest the assets in a way that they support assumed insurance risks. Our strategy for each of our business segments is as follows:

Standard Property & Casualty Reinsurance

The Standard Property & Casualty Reinsurance segment comprises the general third party liability, motor, personal accident (assumed from non-life insurers) and property lines of business. The Standard Property & Casualty Reinsurance segments’s strategy is to continue to establish Converium as a core player in the international reinsurance marketplace. It is intended that this will provide the market presence necessary to gain access to new and profitable business, to establish broad geographical diversification of assumed risks and to continue to contribute to earnings and cash flows. In doing so, we remain committed to underwriting discipline to achieve the best possible shareholder return, which is only possible through cycle management.

Specialty Lines

The Specialty Lines segment includes the agribusiness, aviation & space, credit & surety, engineering, marine & energy, professional liability & other specialty liability and workers’ compensation lines of business. The Specialty Lines segment’s strategy is to develop specialty businesses in which Converium can position itself as a market leader and can effectively leverage its intellectual assets in risk analysis, structuring, product design and risk modeling. We focus on specialty businesses because we believe that Converium possesses superior underwriting and structuring capabilities in certain areas, which is both a key driver of profitability as well as an effective barrier to entry in certain business lines. Wherever possible, Converium seeks to develop preferred access to specialty lines through strong relationships, joint ventures or participations in entities that enjoy a unique position: very often such entities have strong control over the origination of their businesses, and do not have to compete for it in annual insurance or reinsurance auctions.

Examples of the approach by which we seek to develop preferred access to these businesses are our joint venture with MDU in the U.K., our participation in GAUM and our shares in its pools and our participation in Satec and our share in its pool, as well as many strong relationships with specialized monoline insurers. Also, Converium Underwriting Ltd., a Lloyd’s Corporate Member, has successfully provided third-party capacity to certain specialist Lloyd’s syndicates. Some specialty lines are subject to cyclical pricing fluctuations. In these, Converium remains committed to underwriting discipline to achieve the best possible shareholder return, which is only possible through cycle management.

Life & Health Reinsurance

The Life & Health Reinsurance segment comprises the life & disability and accident & health lines of business. The Life & Health Reinsurance segments’s strategy is to increase the stability of Converium’s income. Traditional life reinsurance has a low correlation to property and casualty risks and can therefore improve our risk diversification. Our Life & Health Reinsurance segment will continue to grow its activities in its major key markets, which are Germany, Italy and France; markets with significant potential for future opportunities for us include Switzerland, Austria, Denmark, Poland and the Czech Republic.

The business segments are supported by global business support functions such as Actuarial & Risk Management and Underwriting Technical Services, and by global services such as Human Resources, Finance and IT.

Guiding principles for our business

We have established the following guiding principles for the development of our business:

•	Our lead objective is to maximize economic value. The metrics we use to measure this are net after-tax operating income and ‘performance excess’. ‘Performance excess’ is the measure we use to implement economic value-based management at Converium and is the key metric for measuring expected and actual underwriting performance. ‘Performance excess’ represents the economic value added attached to all reinsurance contracts in our portfolio and takes into account all expected benefits and costs emanating from a contract or group of contracts, including expected premiums, expected losses and all other internal and external costs including taxes and the costs of the allocated risk-based capital. Hence, ‘performance excess’ equals the expected net present value created for shareholders, in excess of the cost of capital;

•	To optimize our overall risk profile, our business portfolio is balanced and diversified by line of business, by region and by duration;

•	All contracts we underwrite should be profitable in expectation; that is, a ‘performance excess’ target of at least equal to zero. For every individual client relationship, the ‘performance excess’ must be greater than or equal to zero in expectation, at every renewal;

•	We seek growing relationships with our target clients, but sustainable profitability is a prerequisite; and

•	Assumed retrocession, financial guarantees, underwriting authorities for assumed reinsurance and fronting are outside of our strategic scope.

In addition, we have established the following guiding principles to manage our business:

Cycle management. We have a systematic approach to the allocation of capital and resources to those lines of business and markets that meet our profitability standards, and to withdraw from businesses that do not meet our performance thresholds. Historically, the reinsurance cycles in the different lines of business and markets have not moved simultaneously. Our strong international franchise and our distribution and servicing platform provide broad access to an international reinsurance market, and enable the flexible allocation of resources to those lines of business or markets in which profitability prospects are most favorable at any specific point in time. Converium’s well established relationships with clients and intermediaries, as well as a transparent pricing approach allow us to manage the cycle by moving in and out of lines of business or markets without putting long-term business relationships at risk.

Risk management. We continue to maintain, develop and implement a risk management culture, including underwriting, pricing, reserving, asset & liability management and operational risk management, by efficiently balancing upside and downside potentials, based on appropriate capital allocation.

Operational efficiency. We manage our expense base effectively through continuous analysis of business processes and operational structures, with a view to enhancing business integration and achieving synergies and efficiencies.

Retention management. We manage the gross and net risk positions on a legal entity and on a group-wide basis, through global risk pooling and the limited use of retrocession.

Investment policy. We allocate capital primarily to support underwriting risks with the aim of optimizing the after-tax risk-return characteristics of the investment portfolio. Asset allocation focuses on core portfolios of high-quality bonds and equities, generally managed passively. Further diversification is achieved through complementary portfolios in other asset classes, such as real estate, credit portfolios and non-traditional or alternative investments; these portfolios are generally actively managed. The acquisition of minority stakes in insurance or reinsurance companies remains outside of our strategic scope.

Capital management. We are committed to strengthening our capitalization in order to ensure that clients, intermediaries and rating agencies regard us as a credible reinsurer for short- and long-tail business. At the same time, we remain committed to returning capital to shareholders if such capital cannot be fully deployed to support reinsurance underwriting at adequate returns.

Our business

We are an international professional reinsurer, which offers a broad range of traditional non-life and life reinsurance products as well as innovative “non-traditional” solutions to help our clients manage capital and risk. Our principal lines of non-life reinsurance include general third party liability, motor, personal accident, property, agribusiness, aviation & space, credit & surety, engineering, marine & energy, professional liability & other special liability and workers’ compensation. The principal life reinsurance products are ordinary life & disability reinsurance, including quota share, surplus coverage and financing contracts, and accident & health.

In addition to our offices in Cologne, New York, Zug and Zurich, we have branch offices in Bermuda, Labuan, London, Milan, Paris, Singapore and Sydney, as well as marketing offices in Buenos Aires, Kuala Lumpur, London, Mexico City, Sao Paulo and Tokyo. In addition, we have administrative offices in Stamford, Connecticut. We have a sub-holding company in London and a finance subsidiary in Luxembourg.

Our business is organized around three operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on lines of business. In addition to the three segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board, the GEC and other global functions. To measure the financial performance of our operating segments, we define segment income as income before other income (loss), interest expense, impairment/ amortization of goodwill, restructuring costs and income taxes.

The table below presents, by segment, the distribution of our premiums written and income (loss) for the six months ended June 30, 2004 and for the year ended December 31, 2003. For additional information regarding the results of our operating segments, see “Management’s discussion and analysis of financial condition and results of operations” and the Schedule of Segment Data on pages F-6 and F-28 of the financial statements.

	Six months ended June 30, 2004					Year ended December 31, 2003

					Segment					Segment
	Gross premiums		Net premiums		income	Gross premiums		Net premiums		income
	written		written		(loss)	written		written		(loss)

		% of		% of			% of		% of
	$ in millions	total	$ in millions	total	$ in millions	$ in millions	total	$ in millions	total	$ in millions

Business segment:
Standard Property & Casualty Reinsurance	$1,076.1	44.6%	$ 988.5	44.0%	$ 8.9	$1,795.4	42.5%	$1,645.6	43.0%	$183.7
Specialty Lines	1,070.4	44.4	1,015.6	45.2	(185.7)	2,022.0	47.9	1,811.9	47.3	115.2
Life & Health Reinsurance	264.7	11.0	243.3	10.8	5.9	406.5	9.6	369.5	9.7	(11.9)
Corporate Center	-	-	-	-	(16.9)	-	-	-	-	(34.3)

Total	$2,411.2	100.0%	$2,247.4	100.0%	(187.8)	$4,223.9	100.0%	$3,827.0	100.0%	252.7

Other income					2.9					2.7
Interest expense					(16.6)					(31.0)
Impairment of goodwill					(94.0)					-
Income tax expense					(298.8)					(39.3)
Net (loss) income					$(594.3)					$185.1

The table below presents the geographic distribution of our gross premiums written for the six months ended June 30, 2004 and for the years ended December 31, 2003, 2002 and 2001, based on the location of the ceding companies.

	Six months ended
	June 30,		Year ended December 31,

	2004		2003		2002		2001

		% of		% of		% of		% of
	$ in millions	total	$ in millions	total	$ in millions	total	$ in millions	total

United Kingdom*	$ 589.9	24.5%	$1,083.0	25.6%	$ 910.4	25.8%	$ 560.1	19.4%
Germany	245.3	10.2	286.9	6.8	176.1	5.0	179.4	6.2
France	90.3	3.7	160.5	3.8	106.9	3.0	89.8	3.1
Italy	88.4	3.7	131.2	3.1	84.0	2.4	62.7	2.2
Rest of Europe	287.2	11.9	338.8	8.0	224.0	6.3	199.5	6.9
Far East	134.1	5.6	266.4	6.3	191.9	5.4	113.7	4.0
Near and Middle East	73.2	3.0	134.3	3.2	124.3	3.5	99.8	3.5
North America	822.2	34.1	1,671.1	39.6	1,553.2	43.9	1,431.5	49.7
Latin America	80.6	3.3	151.7	3.6	165.0	4.7	144.7	5.0

Total	$2,411.2	100.0%	$4,223.9	100.0%	$3,535.8	100.0%	$2,881.2	100.0%

* Premiums from the United Kingdom include business assumed through GAUM and Lloyds’ syndicates for such lines of business as aviation & space as well as marine, where the exposures are worldwide in nature. Therefore, geographic location of the ceding company may not necessarily be indicative of the location of risk.

The table below presents the distribution of our net premiums written by line of business for the six months ended June 30, 2004 and the years ended December 31, 2003, 2002 and 2001.

	Six months ended
	June 30,		Year ended December 31,

	2004		2003		2002		2001

		% of		% of		% of		% of
	$ in millions	total	$ in millions	total	$ in millions	total	$ in millions	total

Standard Property & Casualty Reinsurance
General third party liability	$ 218.2	9.7%	$ 335.0	8.8%	$ 337.7	10.2%	$ 271.6	10.9%
Motor	367.3	16.3	488.5	12.8	453.5	13.7	436.9	17.6
Personal accident (assumed from non-life insurers)	25.8	1.2	35.1	0.9	35.0	1.1	21.1	0.8
Property	377.2	16.8	787.0	20.5	626.0	18.7	550.4	22.3

Total Standard Property & Casualty Reinsurance	988.5	44.0	1,645.6	43.0	1,452.2	43.7	1,280.0	51.6

Specialty Lines
Agribusiness	56.9	2.5	90.0	2.4	22.0	0.7	32.0	1.3
Aviation & space	189.7	8.4	341.8	8.9	365.3	11.0	182.8	7.4
Credit & surety	125.7	5.6	236.0	6.2	200.1	6.0	178.5	7.2
Engineering	74.8	3.3	139.9	3.7	116.1	3.5	81.5	3.3
Marine & energy	56.6	2.5	95.3	2.5	94.3	2.8	73.6	3.0
Professional liability & other special liability	366.2	16.3	598.0	15.5	536.9	16.2	241.2	9.6
Workers’ compensation	145.7	6.5	310.9	8.1	220.6	6.6	178.8	7.2

Total Specialty Lines	1,015.6	45.1	1,811.9	47.3	1,555.3	46.8	968.4	39.0

Total non-life reinsurance	2,004.1	89.1	3,457.5	90.3	3,007.5	90.5	2,248.4	90.6

Life & Health Reinsurance
Life & disability	121.9	5.5	162.1	4.2	154.7	4.7	136.4	5.5
Accident & health	121.4	5.4	207.4	5.5	160.0	4.8	97.8	3.9

Total Life & Health Reinsurance	243.3	10.9	369.5	9.7	314.7	9.5	234.2	9.4

Total	$2,247.4	100.0%	$3,827.0	100.0%	$3,322.2	100.0%	$2,482.6	100.0%

Types of reinsurance

Both non-life reinsurance and life reinsurance can be written on either a proportional basis or a non-proportional basis. Proportional reinsurance is also known as pro rata reinsurance. Quota share reinsurance and surplus reinsurance are types of proportional reinsurance. Some non-proportional reinsurance takes the form of excess of loss reinsurance in which the reinsurer’s obligations are only triggered after covered losses exceed a specified attachment point. In the case of proportional reinsurance, the reinsurer assumes a predetermined portion of the ceding company’s risks under the covered insurance contract or contracts. In the case of non-proportional reinsurance, the reinsurer assumes all or a specified portion of the ceding company’s risks in excess of a specified amount, known as the ceding company’s retention or the reinsurer’s attachment point, subject to a negotiated reinsurance contract limit.

Premiums that the ceding company pays to a reinsurer for proportional reinsurance are a predetermined portion of the premiums that the ceding company receives from its insured, consistent with the proportional sharing of risk. In addition, in proportional reinsurance, the reinsurer generally pays the ceding company a ceding commission. The ceding commission is usually based on the ceding company’s cost of generating the business being reinsured, which includes commissions, premium taxes, assessments and miscellaneous administrative expenses and a profit participation for originating the business, the amount of which is based on the claims experience. The ceding commission may also be affected by competitive factors. Premiums that the ceding company pays to a reinsurer for non-proportional reinsurance are not directly proportional to the premiums that the ceding company receives. This is because the reinsurer does not assume a direct proportion of the ceding company’s risk. The frequency of claims under a proportional reinsurance contract is usually greater than under a non-proportional contract, and therefore the claims experience with proportional reinsurance contracts is generally more predictable.

Non-proportional non-life reinsurance is often written in layers. One or a group of reinsurers accepts the risk just above the ceding company’s retention up to a specified amount, at which point another reinsurer or a group of reinsurers accepts the excess liability up to an additional specified limit or the excess liability reverts to the ceding company. The reinsurer taking on the risk just above the ceding company’s retention is typically said to write lower layer excess reinsurance. A claim that reaches just beyond the ceding company’s retention will create a claims payment for the lower layer reinsurer, but not for the reinsurers of any higher layers. Claims activity in lower layer reinsurance tends to be more predictable than in higher layers due to greater frequency and availability of historical data, and therefore, like proportional reinsurance, better enables underwriters and actuaries to more accurately price the underlying risks. In a limited number of cases, reinsurance is also written on an aggregate stop-loss basis to protect the ceding company’s total portfolio from extraordinary losses resulting from the aggregation of individual risks.

Both non-life reinsurance and life reinsurance can be written either through treaty or facultative reinsurance arrangements. In treaty reinsurance, the ceding company cedes, and the reinsurer assumes, a specified portion of a type or category of risks insured by the ceding company. Generally in the industry, treaty reinsurers do not separately evaluate each of the individual risks assumed under their treaties and are largely dependent on the original risk underwriting decisions made by the ceding company’s underwriters. This dependence subjects reinsurers to the possibility that the ceding company has not adequately evaluated the risks to be reinsured and, therefore, that the premiums ceded to the reinsurer may not adequately compensate the reinsurer for the risk assumed. Accordingly, the reinsurer’s evaluation of the ceding company’s risk management and underwriting practices, as well as claims settlement practices and procedures, will usually impact the pricing of the treaty.

In facultative reinsurance, the ceding company cedes, and the reinsurer assumes, all or part of a specific risk or risks. Facultative reinsurance normally is purchased by ceding companies for risks not covered by their reinsurance treaties, for amounts in excess of the monetary limits of their reinsurance treaties and for unusual and complex risks. In addition, facultative risks often provide coverages for relatively severe exposures, which results in greater volatility. The ability to evaluate separately each risk reinsured, however, increases the probability that the reinsurance underwriter can price the contract to reflect more accurately the risks involved.

Non-traditional reinsurance involves structured reinsurance solutions tailored to meet individual client strategic and financial objectives. Both non-life reinsurance and life reinsurance can be written on a structured/ finite basis. Often these reinsurance solutions provide reinsurance protection across a company’s entire insurance portfolio. Because of the constantly changing industry and regulatory framework, as well as the changing market demands facing insurance companies, the approaches utilized in structured/ finite programs are constantly evolving and will continue to do so.

We underwrite our product lines on a non-proportional and proportional basis, as well as on a structured/ finite basis. We integrate our facultative specialists with our underwriting professionals with treaty expertise, organizing them as focused teams around client relationship management and lines of business. We do not distinguish between treaty and facultative reinsurance, but rather between proportional and non-proportional underwriting and lines of business.

The table below presents the distribution of our gross premiums written by type of reinsurance for the six months ended June 30, 2004 and the years ended December 31, 2003, 2002 and 2001.

	Six months ended
	June 30,		Year ended December 31,

	2004		2003		2002		2001

	$	%	$	%	$	%	$	%
	millions	of total	millions	of total	millions	of total	millions	of total

Proportional	$1,805.9	74.9%	$2,609.6	61.8%	$2,107.2	59.6%	$1,757.2	61.0%
Non-proportional	378.5	15.7	1,155.5	27.3	925.2	26.2	798.6	27.7
Structured/ finite	226.8	9.4	458.8	10.9	503.4	14.2	325.4	11.3

Total	$2,411.2	100.0%	$4,223.9	100.0%	$3,535.8	100.0%	$2,881.2	100.0%

Proportional and non-proportional

We offer traditional reinsurance products on both a proportional and non-proportional basis in all our lines of business. Our non-proportional business includes property, motor, aviation & space and professional liability & other special liability lines, to complement our established market position in non-proportional liability. The growth in our proportional business has been mainly due to an increase in proportional property, aviation & space and motor as well as opportunities in proportional agribusiness. In 2004, we saw increased premium writings from proportional business, especially in general third party liability and professional liability & other special liability.

We believe that clients and brokers actively seek our input in the evaluation and structuring of businesses with unique or difficult risk characteristics. We believe this is a result of our innovative approach, organizational resources and financial strength. We have developed integrated teams of professionals with significant treaty and individual risk, or facultative, expertise which support the professionals we have in our branch network. We offer facultative products to a limited extent and only to a selected number of clients on a proportional and non-proportional basis. We deploy our international specialty lines experts and local specialists to design solutions to address our clients’ risk management needs.

Structured/ finite

Structured/ finite reinsurance solutions are marketed by our Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance segments. Our structured/ finite specialists focus on providing clients with innovative financial solutions for their risk management and other financial needs, primarily through reinsurance products. Whether working directly with the client or through a broker, we seek to develop client-specific solutions after spending time with the client to understand its business needs.

We believe that to succeed in providing our clients with the solutions they need, we must take a comprehensive, iterative approach in our analysis. To accomplish this goal, we deploy teams that include underwriting, tax, accounting, actuarial and banking experts who can effectively address all aspects of the solution. We believe this multi-disciplinary approach distinguishes us from our peers and enables us to craft solutions that are both creative and viable in light of the specific needs of the ceding company. Furthermore, our Risk Strategies personnel draw upon our international capabilities to marshal the necessary expertise and resources in any market.

Some structured/finite reinsurance markets are rating-sensitive, and due to our recent downgrades we expect written premium volume in this area to reduce significantly. However, we believe that our clients will continue to value our advice in structuring and developing structured/finite reinsurance solutions to complement their traditional reinsurance programs.

Non-life operations

Overview

We operate our non-life reinsurance business through our two non-life segments: Standard Property & Casualty Reinsurance and Specialty Lines. Our non-life operations represent approximately 90% of our total gross premiums written.

The following table sets forth our non-life reinsurance gross premiums written by type and line of business for the six months ended June 30, 2004 and the years ended December 31, 2003, 2002 and 2001:

	Six months ended
	June 30,		Year ended December 31,

	2004		2003		2002		2001

	$	%	$	%	$	%	$	%
	millions	of total	millions	of total	millions	of total	millions	of total

Proportional
General third party liability	$154.3	9.9%	$217.9	9.7%	$194.5	11.0%	$251.2	16.8%
Motor	291.1	18.7	373.6	16.6	251.2	14.2	345.6	23.2
Personal accident (assumed from non-life insurers)	22.2	1.4	27.3	1.2	31.9	1.8	19.6	1.3
Property	317.5	20.3	503.0	22.4	423.5	24.0	288.5	19.3
Agribusiness	48.2	3.1	83.6	3.7	3.5	0.2	11.4	0.8
Aviation & space	217.4	13.9	417.7	18.6	310.8	17.6	176.3	11.8
Credit & surety	105.1	6.7	181.8	8.1	133.7	7.6	114.0	7.6
Engineering	75.9	4.9	141.5	6.3	118.8	6.7	82.8	5.6
Marine & energy	50.5	3.2	78.5	3.5	81.5	4.6	56.3	3.8
Professional liability & other special liability	238.9	15.3	193.6	8.6	194.7	11.0	111.6	7.5
Workers’ compensation	40.6	2.6	29.3	1.3	22.6	1.3	34.0	2.3

Total Proportional	$1,561.7	100.0%	$2,247.8	100.0%	$1,766.7	100.0%	$1,491.3	100.0%

Non-proportional
General third party liability	$44.9	12.5%	$137.9	12.6%	$136.0	15.0%	$115.8	14.7%
Motor	90.5	25.3	138.5	12.7	123.3	13.6	106.9	13.5
Personal accident (assumed from non-life insurers)	3.6	1.0	7.7	0.7	3.1	0.3	1.3	0.2
Property	116.7	32.6	354.6	32.4	248.2	27.6	274.8	34.6
Agribusiness	2.0	0.5	14.9	1.4	18.5	2.0	20.7	2.6
Aviation & space	11.4	3.2	67.8	6.2	97.4	10.7	49.6	6.3
Credit & surety	6.5	1.8	39.9	3.7	35.6	3.9	17.6	2.2
Engineering	1.4	0.4	3.4	0.3	2.1	0.2	2.9	0.4
Marine & energy	7.4	2.1	22.4	2.1	18.8	2.1	22.6	2.9
Professional liability & other special liability	65.7	18.4	278.9	25.5	213.5	23.5	147.4	18.7
Workers’ compensation	7.9	2.2	25.9	2.4	10.1	1.1	30.5	3.9

Total Non-proportional	$358.0	100.0%	$1,091.9	100.0%	$906.6	100.0%	$790.1	100.0%

	Six months ended
	June 30,		Year ended December 31,

	2004		2003		2002		2001

	$	%	$	%	$	%	$	%
	millions	of total	millions	of total	millions	of total	millions	of total

Structured/ finite
General third party liability	$31.7	14.0%	$33.2	6.9%	$28.0	5.4%	$69.6	20.3%
Motor	-	-	-	-	100.2	19.3	4.1	1.2
Personal accident (assumed from non-life insurers)	-	-	-	-	-	-	-	-
Property	3.7	1.6	1.6	0.3	2.5	0.5	18.2	5.3
Agribusiness	-	-	-	-	-	-	-	-
Aviation & space	-	-	-0.2	-	-	-	1.4	0.4
Credit & Surety	23.9	10.5	39.6	8.3	46.8	9.0	59.7	17.4
Engineering	-	-	-	-	-	-	-	-
Marine & energy	-	-	-	-	-	-	-	-
Professional liability & other special liability	68.5	30.2	149.7	31.3	160.0	30.8	13.1	3.8
Workers’ compensation	99.0	43.7	253.8	53.2	181.8	35.0	177.3	51.6

Total Structured/ finite	$226.8	100.0%	$477.7	100.0%	$519.3	100.0%	$343.4	100.0%

Total
General third party liability	$230.9	10.7%	$389.0	10.2%	$358.5	11.2%	$436.6	16.6%
Motor	381.6	17.8	512.1	13.4	474.7	14.9	456.6	17.3
Personal accident (assumed from non-life insurers)	25.8	1.2	35.0	1.0	35.0	1.1	20.9	0.8
Property	437.9	20.4	859.2	22.5	674.2	21.1	581.5	22.2
Agribusiness	50.2	2.3	98.5	2.6	22.0	0.7	32.1	1.2
Aviation & space	228.8	10.7	485.3	12.7	408.2	12.8	227.3	8.7
Credit & Surety	135.5	6.3	261.3	6.8	216.1	6.8	191.3	7.3
Engineering	77.3	3.6	144.9	3.8	120.9	3.8	85.7	3.3
Marine & energy	57.9	2.7	100.9	2.6	100.3	3.1	78.9	3.0
Professional liability & other special liability	373.1	17.4	622.2	16.3	568.2	17.8	272.1	10.4
Workers’ compensation	147.5	6.9	309.0	8.1	214.5	6.7	241.8	9.2

Total	$2,146.5	100.0%	$3,817.4	100.0%	$3,192.6	100.0%	$2,624.8	100.0%

The table below presents the loss, underwriting expense and combined ratios of our non-life reinsurance business both by line of business and type of reinsurance for the six months ended June 30, 2004 and the years ended December 31, 2003, 2002 and 2001. This table represents an aggregation of line of business ratios for our two non-life segments. Subsequent tables present ratios for each non-life segment by line of business and type of reinsurance. Any prior underwriting year development (positive or negative) will affect the ratios of the calendar year in which the activity is recorded.

	Loss, expense and combined ratios

	Six months ended
	June 30,			Year ended December 31,

	2004			2003			2002			2001

		U/W			U/W			U/W			U/W
	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined
	ratio	ratio	ratio(1)	ratio	ratio	ratio(1)	ratio	ratio	ratio(1)	ratio	ratio	ratio(1)
	%	%	%	%	%	%	%	%	%	%	%	%

General third party liability	128.4%	21.4%	149.8%	92.1%	22.1%	114.2%	109.4%	19.0%	128.4%	132.8%	20.0%	152.8%
Motor	96.0	17.8	113.8	86.3	18.4	104.7	84.8	22.8	107.6	83.2	21.8	105.0
Personal accident (assumed from non-life insurers)	69.8	23.8	93.6	68.9	23.1	92.0	69.4	18.1	87.5	94.6	11.2	105.8
Property	37.4	26.8	64.2	46.2	24.8	71.0	52.3	23.8	76.1	84.8	18.1	102.9
Agribusiness	73.5	8.7	82.2	87.0	8.6	95.6	100.9	4.8	105.7	57.0	8.3	65.3
Aviation & space	61.1	17.2	78.3	44.3	15.4	59.7	69.9	13.0	82.9	179.9	21.8	201.7
Credit & surety	67.9	24.7	92.6	59.8	30.2	90.0	64.8	28.8	93.6	113.3	34.2	147.5
Engineering	88.1	24.2	112.3	64.7	29.7	94.4	81.7	21.9	103.6	97.8	24.2	122.0
Marine & energy	70.4	20.8	91.2	73.5	18.6	92.1	86.3	23.3	109.6	99.6	23.0	122.6
Professional liability & other special liability	160.6	21.1	181.7	79.2	26.5	105.7	101.0	19.5	120.5	106.8	31.7	138.5
Workers’ compensation	92.9	24.3	117.2	114.3	13.0	127.3	61.1	24.3	85.4	73.4	34.3	107.7
Proportional	83.7	23.6	107.3	65.0	25.1	90.1	75.7	24.3	100.0	82.0	31.8	113.8
Non-proportional	133.2	12.1	145.3	84.3	13.1	97.4	80.8	15.6	96.4	121.6	16.4	138.0
Structured/ finite	102.3	18.6	120.9	74.4	27.4	101.8	82.5	19.2	101.7	136.7	-1.6	135.1
Total	93.1	21.4	114.5	71.5	22.0	93.5	78.2	21.1	99.3	99.9	23.4	123.3

(1) The combined ratios presented in this table exclude administration expenses.

For an explanation of ratio calculations, please refer to the Schedule of Segment Data on page F-6 of the financial statements.

For an explanation of significant loss activity, see “Management’s discussion and analysis of financial condition and results of operations.”

Standard Property & Casualty Reinsurance

The Standard Property & Casualty Reinsurance segment’s strategy is to continue to establish Converium as a core player in the international reinsurance marketplace. It is intended that this will provide the market presence necessary to gain access to new and profitable business, to establish broad geographical diversification of assumed risks, and to continue to contribute to earnings and cash flows. In doing so, we remain committed to underwriting discipline to achieve the best possible shareholder return, which is only possible through cycle management.

The lines of business of the Standard Property & Casualty Reinsurance segment are as follows:

General third party liability

We provide a broad range of coverage for reinsurance of industrial, manufacturer, operational, environmental, product and general third-party liability. We provide liability coverage on both a proportional and non-proportional basis.

Motor

Motor insurance can include coverage in three major areas — liability, physical damage and accident benefits, all of which we provide reinsurance coverage for. Liability insurance provides coverage payment for injuries and for property damage to third parties. Physical damage provides for payment of damages to an insured automobile arising from a collision with another object or from other risks such as fire or theft. Accident benefits provide coverage for loss of income and medical and rehabilitation expenses for insured persons who are injured in an automobile accident, regardless of fault.

Personal accident (assumed from non-life insurers)

We provide accident coverages for various business lines, including personal accident and travel accident.

Property

We reinsure liability for physical damage caused by fire and allied perils such as explosion, lightning, storm, flood, earthquake and costs of debris removal, as well as coverage of business interruption and loss of rent as a result of an insured loss. Other sub-lines of property reinsurance include cover for hail, burglary, water damage and glass breakage.

The following table presents the distribution of net premiums written by our Standard Property & Casualty Reinsurance segment for the six months ended June 30, 2004 and the years ended December 31, 2003, 2002 and 2001.

	Six months ended
	June 30,		Year ended December 31,

	2004		2003		2002		2001

	$	%	$	%	$	%	$	%
	millions	of total	millions	of total	millions	of total	millions	of total

Standard Property & Casualty Reinsurance
General third party liability	$218.2	22.0%	$335.0	20.4%	$337.7	23.2%	$271.6	21.2%
Motor	367.3	37.2	488.5	29.7	453.5	31.2	436.9	34.1
Personal accident (assumed from non-life insurers)	25.8	2.6	35.1	2.1	35.0	2.4	21.1	1.6
Property	377.2	38.2	787.0	47.8	626.0	43.2	550.4	43.1

Total standard property & casualty reinsurance	$988.5	100.0%	$1,645.6	100.0%	$1,452.2	100.0%	$1,280.0	100.0%

The following table presents the loss, underwriting expense and combined ratios of our Standard Property & Casualty Reinsurance segment by line of business and type of reinsurance for the six months ended June 30, 2004 and the years ended December 31, 2003, 2002 and 2001.

	Loss, expense and combined ratios

	Six months ended
	June 30,			Year ended December 31,

	2004			2003			2002			2001

		U/W			U/W			U/W			U/W
	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined
	ratio	ratio	ratio(1)	ratio	ratio	ratio(1)	ratio	ratio	ratio(1)	ratio	ratio	ratio(1)
	%	%	%	%	%	%	%	%	%	%	%	%

General third party liability	128.4%	21.4%	149.8%	92.1%	22.1%	114.2%	109.4%	19.0%	128.4%	132.8%	20.0%	152.8%
Motor	96.0	17.8	113.8	86.3	18.4	104.7	84.8	22.8	107.6	83.2	21.8	105.0
Personal accident (assumed from non-life insurers)	69.8	23.8	93.6	68.9	23.1	92.0	69.4	18.1	87.5	94.6	11.2	105.8
Property	37.4	26.8	64.2	46.2	24.8	71.0	52.3	23.8	76.1	84.8	18.1	102.9
Proportional	71.0	25.4	96.4	55.7	26.0	81.7	77.9	27.7	105.6	54.0	35.2	89.2
Non-Proportional	91.0	9.5	100.5	85.8	13.7	99.5	76.8	10.6	87.4	135.6	7.9	143.5
Structured/ Finite	192.4	24.2	216.6	188.2	40.2	228.4	64.0	29.9	93.9	202.5	-47.1	155.4
Total	79.6	22.2	101.8	68.3	22.3	90.6	76.3	22.2	98.5	93.2	19.6	112.8

(1) The combined ratios presented in this table exclude administration expenses.

For an explanation of ratio calculations, please refer to the Schedule of Segment Data on page F-6 of the financial statements.

For an explanation of significant loss activity, see “Management’s discussion and analysis of financial condition and results of operations.”

Specialty Lines

The Specialty Lines segment’s strategy is to develop specialty businesses in which Converium can position itself as a market leader and can effectively leverage its intellectual assets in risk analysis, structuring, product design and risk modeling. We focus on specialty businesses because we believe that Converium possesses superior underwriting and structuring capabilities in certain areas, which is both a key driver of profitability as well as an effective barrier to entry in certain business lines. Wherever possible, Converium seeks to develop preferred access to specialty lines through strong relationships, joint ventures or participations in entities that enjoy a unique position: very often such entities have strong control over the origination of their businesses, and do not have to compete for it in annual insurance or reinsurance auctions.

Examples of the approach by which we seek to develop preferred access to these businesses are our joint venture with MDU in the U.K., our participation in GAUM and our shares in its pools and our participation in Satec and our share in its pool, as well as many strong relationships with specialized monoline insurers. Also, Converium Underwriting Ltd., a Lloyd’s Corporate Member, has successfully provided third-party capacity to certain specialist Lloyd’s syndicates. Some specialty lines are subject to cyclical pricing fluctuations. In these, Converium remains committed to underwriting discipline to achieve the best possible shareholder return, which is only possible through cycle management.

Due to the long-tail nature of many of the specialty lines of business, the emergence of accounting profit (on the basis of U.S. GAAP) occurs after a time lag. The high levels of carried reserves necessary for the specialty lines of business underwritten by the segment can be capital consumptive during periods of strong growth in written premium and may pose a constraint on the amount of growth and business mix of the segment.

The lines of business of the Specialty Lines segment are as follows:

Agribusiness

We provide covers for specific named perils, traditional crop hail and bundled risks. These covers can apply to almost any product in the food and fiber chain: commodity crops, specialty crops and animal crops.

Aviation & space

We provide reinsurance of personal accident and liability risks and hull damage, in connection with the operation of aircraft and the coverage of satellites during launch and in orbit.

Credit & surety

Our credit coverages provide reinsurance for financial losses sustained through the failure for commercial reasons of an insured’s customers to pay for goods or services supplied to them. Our surety business relates to the reinsurance of risks associated with performance bonds and other forms of sureties or guarantees issued to third parties for the fulfillment of contractual obligations.

Engineering

We write all lines of engineering risks including project risks (construction all risk and erection all risk) and annual covers such as for machinery and electronic equipment, as well as consequential loss resulting from both project and annual risk.

Marine & energy

We provide reinsurance relating to the property and liability coverage of goods in transit (cargo insurance) and the means of their conveyance (hull insurance).

Professional liability & other special liability

We offer specialized underwriting, actuarial and claims expertise for professional liability, including medical malpractice, directors and officers, architects and engineers, accountants and lawyers liability. We also provide errors and omissions reinsurance coverage for specialized and other lines of business.

Workers’ compensation

Our products include reinsurance for statutory workers’ compensation programs, as well as individual risk excess workers’ compensation.

The following table presents the distribution of net premiums written by our Specialty Lines segment for the six months ended June 30, 2004 and the years ended December 31, 2003, 2002 and 2001.

	Six months ended
	June 30,		Year ended December 31,

	2004		2003		2002		2001

		% of		% of		% of		% of
	$ in millions	total	$ in millions	total	$ in millions	total	$ in millions	total

Specialty Lines:
Agribusiness	$ 56.9	5.6%	$ 90.0	5.0%	$ 22.0	1.4%	$ 32.0	3.3%
Aviation & space	189.7	18.7	341.8	18.8	365.3	23.4	182.8	18.9
Credit & surety	125.7	12.3	236.0	13.0	200.1	12.9	178.5	18.4
Engineering	74.8	7.4	139.9	7.7	116.1	7.5	81.5	8.4
Marine & energy	56.6	5.6	95.3	5.3	94.3	6.1	73.6	7.6
Professional liability & other special liability	366.2	36.1	598.0	33.0	536.9	34.5	241.2	24.9
Workers’ compensation	145.7	14.3	310.9	17.2	220.6	14.2	178.8	18.5

Total specialty lines	$1,015.6	100.0%	$1,811.9	100.0%	$1,555.3	100.0%	$968.4	100.0%

The following table presents the loss, underwriting expense and combined ratios of our Specialty Lines segment by line of business and type of reinsurance for the six months ended June 30, 2004 and the years ended December 31, 2003, 2002 and 2001.

	Loss, expense and combined ratios

	Six months ended
	June 30,			Year ended December 31,

	2004			2003			2002			2001

		U/W			U/W			U/W			U/W
	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined
	ratio	ratio	ratio(1)%	ratio	ratio	ratio(1)	ratio	ratio	ratio(1)	ratio	ratio	ratio(1)
	%	%	%	%	%	%	%	%	%	%	%	%

Agribusiness	73.5%	8.7%	82.2%	87.0%	8.6%	95.6%	100.9%	4.8%	105.7%	57.0%	8.3%	65.3%
Aviation & space	61.1	17.2	78.3	44.3	15.4	59.7	69.9	13.0	82.9	179.9	21.8	201.7
Credit & surety	67.9	24.7	92.6	59.8	30.2	90.0	64.8	28.8	93.6	113.3	34.2	147.5
Engineering	88.1	24.2	112.3	64.7	29.7	94.4	81.7	21.9	103.6	97.8	24.2	122.0
Marine & energy	70.4	20.8	91.2	73.5	18.6	92.1	86.3	23.3	109.6	99.6	23.0	122.6
Professional liability & other special liability	160.6	21.1	181.7	79.2	26.5	105.7	101.0	19.5	120.5	106.8	31.7	138.5
Workers’ compensation	92.9	24.3	117.2	114.3	13.0	127.3	61.1	24.3	85.4	73.4	34.3	107.7
Proportional	96.4	21.8	118.2	75.6	24.1	99.7	73.5	20.9	94.4	120.1	27.2	147.3
Non-proportional	215.7	17.1	232.8	82.3	12.4	94.7	86.7	22.9	109.6	89.6	35.7	125.3
Structured/ finite	85.8	17.5	103.3	62.5	26.0	88.5	89.4	15.2	104.6	97.0	25.9	122.8
Total	105.8	20.5	126.3	74.6	21.6	96.2	80.0	20.0	100.0	109.5	28.8	138.3

(1) The combined ratios presented in this table exclude administration expenses.

For an explanation of ratio calculations, please refer to the Schedule of Segment Data on page F-6 of the financial statements.

For an explanation of significant loss activity, see “Management’s discussion and analysis of financial condition and results of operations.”

Life & Health Reinsurance

Overview

The Life & Health Reinsurance segment contains the following lines of business:

•	Life & disability; and

•	Accident & health.

We offer these lines of business on an international scale. We primarily conduct our life & disability reinsurance business from Cologne, Germany. In September 1999, we implemented a strategy to substantially grow our life reinsurance business. In addition, we have established branch offices in Milan and Paris, and maintain life representatives in our Buenos Aires office to locally serve the Latin American markets. We also utilize our non-life offices in many parts of the world to facilitate direct contacts with our life and health reinsurance clients.

As a result of these initiatives, our life, disability, accident & health lines written from our European offices have grown significantly in recent years, with our net premiums written increasing from $196.0 million in 2001 to $243.7 million in 2003.

Our primary goal is to write Life & Health Reinsurance business that generates an attractive expected return. Our strategy focuses on:

•	maintaining underwriting discipline and pursuing business that is attractive on a risk-adjusted basis;

•	pursuing growth in markets we believe offer attractive opportunities, such as Germany, Italy, France, the Middle East and Latin America;

•	maintaining a low expense ratio;

•	selectively providing services in certain target markets to build loyalty and attract premiums;

•	providing structured/finite solutions; and

•	leveraging our capital markets expertise which, among other things, provides us with additional capacity to write business.

We are seeking to grow our Life & Health business operations significantly while not compromising our underwriting standards. We believe that Life & Health reinsurance will represent an increasing percentage of our business in the near future.

We are focusing on the life reinsurance business because, among other reasons, we believe that the market for life reinsurance is growing. In addition, life reinsurance business tends to be less cyclical than non-life reinsurance due to more predictable claims experience.

We also believe that our health business will positively contribute to the overall profitability of this segment. However, we have to carefully apply our cycle management approach and monitor the market development to be able to recognize early indications of turning market conditions.

We expect that the demand from life insurers for financial support and reinsurance services will continue to increase, particularly in Europe. We believe our capital markets and other non-traditional expertise will help us bring additional innovative solutions to our clients and further enhance the market position of our life operations.

In addition to the growth in our life insurance markets described above, we believe that the following factors will also contribute to increased demand for life reinsurance:

•	demutualizations of life insurance companies;

•	the increasing importance of non-traditional and more sophisticated life products;

•	aging of the population;

•	privatization of benefits that used to be provided by governments;

•	deregulation and increased competition among primary insurance companies from new entrants, such as banks and other financial services companies; and

•	the increasing need for products that reduce the volatility of earnings following the increasing adoption of international accounting standards in many of the markets we serve.

Competition

The reinsurance business is competitive and, except for regulatory considerations, there are relatively few barriers to entry. We compete with other reinsurers based on many factors, primarily:

•	financial strength;

•	expertise, reputation, experience and qualifications of employees;

•	local presence;

•	client relationships;

•	products and services offered;

•	premium levels; and

•	contract terms and conditions.

As a direct writer of reinsurance, we compete with a number of major direct marketers of reinsurance both in local markets and internationally. We also compete with a number of major reinsurers who write business through reinsurance brokers, and with Lloyd’s of London. We believe that our largest competitors, both locally and internationally, are:

•	Munich Reinsurance Company;

•	Swiss Reinsurance Company;

•	General Reinsurance Company, a subsidiary of Berkshire Hathaway, Inc.;

•	Employers Reinsurance Corporation, a subsidiary of General Electric Company;

•	Hannover Re Group, which is majority-owned by the mutual insurance group HDI Haftpflichtverband der Deutschen Industrie;

•	Lloyd’s syndicates active in the London market;

•	companies active in the Bermuda Market, including the PartnerRe Group, XL Capital Ltd., ACE Ltd. and RenaissanceRe Holdings Ltd.;

•	Everest Reinsurance Company;

•	Transatlantic Reinsurance Company; and

•	SCOR.

Non-life underwriting, pricing/ structuring and accumulation control

We regard underwriting and pricing as core skills. Underwriting is the process by which we identify desirable clients and lines of business, cultivate profitable opportunities and assess and manage our exposure, claims settlement and reserving risk for any particular exposure. In our view, underwriting requires a deep understanding of the client, their business and the market in which the client operates. In evaluating business opportunities, we rely heavily on a collaborative underwriting process that emphasizes communication and information sharing among our underwriting, actuarial/modeling, claims, legal and finance personnel. We bring together all of those disciplines to properly understand, assess, price and execute policies in a manner appropriate to the nature of the risk.

Our underwriters coordinate to access our expertise and balance sheet capabilities to optimize solutions for our clients’ business needs. We have underwriting specialists throughout our worldwide organization, covering a wide range of disciplines that help us assess our risk exposures. In an effort to better serve our reinsurance clients, we combine our underwriters and actuaries in client management teams. Specifically, we have access to significant internal actuarial expertise, which we deploy to assess pricing adequacy and to develop associated capital allocation approaches and risk models. Additionally, our underwriting process draws upon our multidisciplinary specialists, who include engineers, meteorologists, environmental scientists, economists, geologists, seismologists and mathematicians. These specialists and actuaries are based around the world and work together to ensure and facilitate the application of best practices and the consideration of the most recent scientific developments. Moreover, we actively utilize and develop risk models and other sophisticated tools, many of which are proprietary.

In developing underwriting guidelines, we assess market conditions, quality of risks, past experience and expectations about future exposure. Where appropriate, we seek to limit our capacity on a per claim, per event and per year basis, and employ aggregate annual limits and index clauses, which reset retention in the event of claims inflation. The overall objective of these procedures is to achieve an appropriate expected return on equity while safeguarding our solvency and creditworthiness. In particular, we seek to maintain a sufficient level of overall capital to retain a strong financial capitalization under normal circumstances and an adequate capitalization after a significant loss.

During the underwriting process, we carefully seek to ensure that we employ coherent and consistent structures, pricing and wording such that all of our contracts and commitments are in line with our underwriting guidelines. Compliance with these rules is regularly reviewed by our senior management, which may effect adjustments as deemed appropriate. For non-standard transactions, our legal staff is involved both in transaction structuring and contract wording throughout the process.

Additionally, during the underwriting process, we assess and seek to control the amount and concentration of risk underwritten for various areas by analyzing aggregates and accumulation by region, peril or line of business, such as property catastrophe, aviation, marine, agribusiness and credit & surety. We normally use proprietary as well as commercially available tools to monitor our accumulations and relate them to our overall risk appetite. Aggregates are revised regularly and adapted in line with our current strategy and risk-bearing willingness and ability, and transformed into rules and parameters for underwriting decisions.

We are committed to underwriting for profit. In pricing, our after-tax target return for each line of business is 11% plus the higher of 4% or the local risk-free rate. This translates into a minimum return of 15% on allocated risk-based capital in each market. Meeting these targets requires a consequent management of the underwriting cycle including the avoidance of under-priced business.

We allocate capital to transactions based on how they contribute to our portfolio’s 1-in-100 year or worse losses. Business aggregating with existing treaties (that is, treaties that do not diversify well within our existing portfolio) are allocated a disproportionately larger amount of capital than treaties that diversify well. Similarly, larger treaties are allocated a disproportionately larger amount of capital than smaller treaties. This capital approach helps the portfolio become more diverse and optimizes the treaty mix.

In pricing business, we analyze various aspects of a prospective non-life reinsured’s business including, but not limited to, historical and projected loss and exposure data, expected future loss costs, historical and projected premium rate changes, financial stability and history, classes and nature of underlying business and policy forms, changes in the underlying risk exposure over time, underwriting and claims guidelines, aggregation of loss potential (between contracts), the dependence of risk factors relevant to the proposed policy with those relevant to the rest of our portfolio, existing reinsurance programs (including potential uncollectible reinsurance) and the quality and experience of management.

Our core pricing approach is to estimate the underlying frequency and severity of distributions, adjusted for trends, so that we can develop an aggregate probability distribution of ultimate loss. In order to understand the cash flows, we estimate premium collection and loss payout patterns. Taking into account the transaction structure, we then create an aggregate probability distribution of the profit function of the contract that reflects risk-free investment income generated by the cash flows, commissions, brokerage, internal expenses and taxes. We estimate the risk capital by analyzing the treaty’s dependency on the current and future planned portfolio. Key factors that we utilize in the calculation of risk capital are the loss profile of the contract, the duration of the liabilities and the correlation of the risk factors with the remainder of our book of business. From this, the performance of the deal, or Performance Excess, is then computed as the profitability of the deal less the cost of capital.

We also consider other items in our pricing analysis such as client and line of business desirability and associated business opportunities. Whenever necessary, we develop or enhance additional tools to assess non-traditional or unusual structures. For specialized lines, such as aviation, agribusiness and credit & surety, we have developed and continue to enhance pricing models based on risk factors specific to those lines of business. Our comprehensive approach to risk modeling, and our integration of analytical expertise in client-focused teams, allows us to quantify the potential financial impact of these measurable risks.

Our models give us the capability to easily and quickly analyze a contract under numerous structures. This in turn allows us the flexibility to be creative, innovative and responsive in seeking to create a structure that satisfies our profit goals and risk appetite while simultaneously satisfying our clients’ objectives. Due to our modeling expertise and development of very efficient computational algorithms and simulations, we are able to price different structures promptly. We are able to access our pricing system and databases online and from anywhere around the world.

In order to fully realize the value of this ability, we seek to gain a deep and thorough understanding of the subject business being covered. For most of our business, including all large and complex contracts, actuaries and other technical experts are part of the transaction team. They visit the client, build the models and, jointly with the underwriters, price and structure the transaction. For the remainder of our business, internal actuaries or other experts including engineers, meteorologists, environmental scientists, economists, geologists, seismologists and mathematicians provide the analytic tools for the underwriters’ use.

In order to provide maximum feedback to our underwriting teams, we have developed management information systems that track the profitability of each contract from the time it is written until the last dollar is paid. We compare ultimate loss ratios with our original expectations and use this information to populate our databases. We utilize this information to analyze the relationships between historic profitability and such variables as size of contract, production source, structure of transaction and size of client.

Non-life claims management

Individual claims reported to our non-life operating units are monitored and managed by the claims department at each unit depending on their respective thresholds. At this level, claims administration includes reviewing initial loss reports, monitoring claims handling activities of clients, requesting additional information where appropriate, establishing initial case reserves and approving payment of individual claims. Authority for payment and establishing reserves is always established in levels, depending upon rank and experience in the company.

In addition to managing reported claims and conferring with ceding companies on claims matters, our claims departments conduct periodic audits of specific claims and the overall claims procedures of our clients at the offices of ceding companies. We rely on our ability to effectively monitor the claims handling and claims reserving practices of ceding companies in order to establish the proper reinsurance premium for reinsurance agreements and to establish proper loss reserves. Moreover, prior to accepting certain risks, our claims departments are often requested by underwriters to conduct pre-underwriting claims audits of prospective ceding companies.

We attempt to evaluate the ceding company’s claims-handling practices, including the organization of their claims department, their fact-finding and investigation techniques, their loss notifications, the adequacy of their reserves, their negotiation and settlement practices and their adherence to claims-handling guidelines. Following these audits, the claims department provides feedback to the ceding company, including an assessment of the claims operation and, if appropriate, recommendations regarding procedures, processing and personnel.

Our non-life operating units work together to coordinate issues in a cooperative effort involving claims services, actuarial, risk modeling and underwriting functions. For example, our Claims Services personnel help coordinate the reserving and risk assessment functions across our organization.

The claims departments are available to provide value-added services to customers, e.g., assessment, consultation, hosting professional seminars, issuing publications, including surveys on topics of interest, as well as maintaining a claims-related website.

Life operations underwriting and claims

We have developed underwriting guidelines, policies and procedures with the objective of controlling the quality and pricing of the life reinsurance business we write. Our life reinsurance underwriting process emphasizes close collaboration among our underwriting, actuarial, administration and claims departments. We determine whether to write reinsurance business by considering many factors, including the type of risks to be covered, ceding company retention and binding authority, product and pricing assumptions and the ceding company’s underwriting standards, financial strength and distribution systems.

We believe that one of our strengths is our expertise in medical underwriting. We seek to work closely with our clients and, as a value-added service, share this expertise in order to build client loyalty and better understand their risks. Additionally, we maintain a website for the German market that provides information on medical underwriting-related topics which may be accessed and utilized by our ceding companies.

We generally do not assume 100% of a life reinsurance risk and require the ceding company to retain at least 20% of every reinsured risk. We regularly update our underwriting policies, procedures and standards to take into account changing industry conditions, market developments and changes in medical technology. We also endeavor to ensure that the underwriting standards and procedures of our ceding client entities are compatible with ours. Toward this end, we conduct periodic reviews of our ceding companies’ underwriting and claims procedures.

Life, accident and disability claims generally are reported on an individual basis by the ceding company. In case of large, difficult or doubtful claims, cedents provide us with all supporting documents. We also investigate claims generally for evidence of misrepresentation in the policy application and approval process. In addition to reviewing and paying claims, we monitor both specific claims and overall claims handling procedures of ceding companies.

We monitor the loss development of our life reinsurance treaties and compare them to our expected returns on a regular basis. In the case of significant deviations, we may seek to negotiate alternative contract provisions, including increased premiums or higher retentions.

For our life reinsurance business, the interaction between our actuaries and underwriters is very close, as most of our underwriters are also mathematicians. We use commercial as well as proprietary tools to assess the profitability of the business. Our life underwriting seeks to ensure that our expected stream of distributable profits will earn an adequate risk-adjusted return. Our analysis also includes sensitivity measures to control the risk exposure of our life portfolio.

Catastrophe risk management and protection

Natural peril and man-made catastrophe risk management is an essential part of our overall corporate risk management plan. To help us measure and monitor our exposure to natural catastrophic events, we have established a Global Catastrophe Group comprised of senior management members with underwriting, actuarial, risk management and other specialized expertise. This group meets on a quarterly basis to review relevant aspects of our catastrophe underwriting and risk management.

An integral part of our Global Catastrophe Group is our Natural Hazards Team, located in Zurich. This specialized team is responsible for modeling our global catastrophe exposure, and provides support to underwriters and pricing actuaries in our offices around the world. Natural Hazards Team members are integrated with our actuarial and risk modeling staff. We believe that centralizing key catastrophe risk functions in our Natural Hazards Team helps produce a consistent catastrophe exposure analysis across our international operations. For example, our catastrophe risk specialists design, maintain and support state-of-the-art risk modeling software to which our underwriters have direct access.

In addition, we have adopted a central monitoring system (our Global Cat Data Platform), which helps us to manage our worldwide accumulations of catastrophe risk by peril and region. In our analyses we focus on key zones where we face a geographic concentration or peak exposures, such as European windstorm risk. This centralized analysis is essential for an international reinsurer such as Converium, since we may write business for the same peril or region from more than one of our worldwide offices. Also, we endeavor to monitor clash potential, both from lines other than property catastrophe as well as between certain perils and regions.

A major component of our natural catastrophe risk management approach is to employ global portfolio optimization and geographic diversification. Utilizing careful risk selection, pricing and modeling of portfolio additions, we seek to diversify our exposures while optimizing available capacity and maximizing our expected return on equity. This approach helps us to fully capitalize on the natural catastrophe reinsurance premiums our balance sheet supports, while reducing the expected net impact of catastrophe losses. We believe this strategy leaves us well positioned to write additional business during periods of improving market conditions.

The principal goals of our natural hazard risk management procedures include:

•	Measuring, monitoring and managing natural hazard exposures: For measuring natural hazard exposures, we use specially developed software and techniques. For example, we use third-party models developed by specialized consultants to assist with catastrophe underwriting and accumulation control. We also compare models for certain perils or regions where our models indicate higher variability. In addition, we have developed fully proprietary probability-based monitoring tools to enhance the utility of our models.

Our global monitoring system models loss potentials for storm and earthquake scenarios to help us measure our accumulation of risk by type of peril and geographic region. We perform accumulation analyses continuously during renewal season. We believe that this centralized review helps us monitor and manage our natural catastrophe loss potential and to take remedial action if our accumulations reach unacceptable levels. In addition, our monitoring system serves as the basis for structuring our own reinsurance protection.

•	Assisting with optimal capacity utilization: We use return on risk based capital considerations to help us to optimize expected profits from our catastrophe portfolio and to seek to improve its performance. We do this by dynamically adjusting capacity allocation during renewal periods as business is written, thereby optimizing our worldwide capacity and exploiting our diversification potential. We also review pricing levels in several markets prior to renewal, in order to incorporate this information in our business strategy.

•	Supporting clients in all elements of natural hazards risk management: The expertise developed by our catastrophe risk specialists in understanding and managing catastrophe risk allows us to assist our clients in assessing their own loss potential and in designing efficient risk transfer mechanisms. Further, we utilize our expertise to influence property catastrophe exposure reporting in the industry. For example, we made a significant contribution to the enhancement of the market standard for the exchange of exposure data between primary and reinsurance companies, thereby assisting market participants to adopt common reporting and better understand their natural catastrophe exposures. We believe that the use of data standards will improve data quality, enable more accurate risk assessment and reduce costs.

•	Following post-disaster loss developments: Our catastrophe risk specialists produce estimates of our expected losses promptly after a catastrophe event. This rapid review helps us assess our liquidity needs and determine whether we need to take any remedial action.

Historically, a majority of the natural catastrophe reinsurance we have written relates to exposures within the United States, Europe and Japan. Accordingly, we are exposed to natural catastrophic events which affect these regions, such as U.S. hurricane, U.S. earthquake, European windstorm and Japanese earthquake events. Our estimated potential losses, on a probable maximum loss basis, before giving effect to our retrocessional protection, are currently managed to a self-imposed maximum gross event limit of $500 million for a 250-year return period loss.

We use retrocessional reinsurance protection to assist our efforts to ensure that our risk tolerance is not exceeded on a per event or aggregate basis. We actively seek to combine traditional reinsurance protection with capital market solutions, in order to diversify our sources of risk bearing capital. We have developed substantial capital markets expertise, which we can use both to provide additional capacity to our clients and to improve our own results and risk profile. The key business reasons for using a capital markets-based solution rather than traditional reinsurance are as follows:

•	The lack of availability of high credit quality reinsurance protection at competitive prices for California earthquakes, U.S. hurricanes and European windstorms;

•	The ability to achieve protection at stable prices for a multi-year period;

•	To obtain better post-event liquidity relief compared to traditional retrocessionaires’ practices and the respective counterparty credit risks on recoveries; and

•	To diversify sources of risk bearing capacity from more traditional reinsurance products.

We have the benefit of reinsurance protections on a worldwide basis in excess of $100 million and up to $250 million for any natural catastrophe affecting our property portfolio. These protections include both traditional reinsurance as well as the catastrophe protection described more fully below. In addition, we purchased cover for natural catastrophes affecting our non-U.S. property portfolio in excess of $25 million, once an annual aggregate deductible of $50 million has been exhausted, with cover up to $100 million. The majority of this coverage is placed with companies with AAA financial strength ratings.

In addition, in June 2004, we entered into a transaction with Helix 04 Ltd (“Helix 04”), a dedicated Bermuda special purpose exempted company that ultimately provides us with specific high limit catastrophe protection. Helix 04’s business consists solely of issuing five-year catastrophe securities; Helix 04 entered into a counterparty contract with us whereby Helix 04 will make payments to us from its funds to cover defined catastrophic losses. The owners of the securities are entitled to receive their original investment, plus interest on the notes, paid quarterly, less any loss payments made to us.

The following table illustrates our catastrophe protections currently in place:

		Traditional Reinsurance	Helix

Catastrophic Event(1)	Gross Loss	Recovery(2)	Recovery(4)	Status

1st Catastrophic Event	$150 million to $250 million	$50 million to $150 million	N/A	Cover triggered
2nd Catastrophic Event	$175 million to $275 million	$75 million to $150 million(3)	$0 to $100 million(4)	Cover in effect

(1)	A catastrophic event in a defined peril region.

(2)	On a world-wide basis in excess of $100 million.

(3)	Subject to a total recovery of $225 million over the term of the policy.

(4)	Recovery is based on modelled losses on a notional portfolio, not on actual losses.

The coverage we have obtained from the Helix 04 transaction is expected to reduce our net retained loss for large catastrophe events. Payments from Helix 04 to us are based on modeled losses on a notional portfolio. Perils covered by the Helix 04 transaction and the Catastrophe agreement include only U.S. and Japanese earthquake, North Atlantic hurricane and European windstorm losses that occur before June 23, 2009. Helix 04 provides a second event protection. The first event is defined as any event in one of the four defined peril regions whose modeled loss for the notional portfolio exceeds $150 million. After this first event, we are covered for any event in the four above mentioned peril regions whose modeled loss for the notional portfolio exceeds $175 million. The amount of coverage is $100 million.

We estimate our gross loss for each of the recent hurricanes to be less than the Helix 04 activation threshold of $150 million for each such event and therefore we will not file a trigger event request in respect of these losses. See “Management’s discussion and analysis of financial condition and results of operation — Third quarter 2004 developments.”

Unlike traditional reinsurance, the Helix 04 transaction is fully collateralized to eliminate any counterparty credit risk on recoveries. Helix 04 provides a second event protection over a five-year horizon, securing a fixed-price capacity, which cannot be impaired by a severe first industry event. Due to the nature of the transaction, we are exposed to modeling uncertainty, meaning that the modeled loss might deviate somewhat from the actual indemnity loss of the notional portfolio (basis risk).

Lastly, with respect to man-made catastrophes such as acts of terrorism, we have introduced an appropriate monitoring and accumulation approach. We utilize a matrix system to track for each contract the level of exclusion (absolute or partial, sub limit or other) and its level of exposure. This allows us to assess and estimate our current portfolio-wide terrorism aggregates by adding contract exposure and taking into account its level of exclusion. While our methodology is being further developed and refined, it enables an appropriate monitoring of our current exposure.

Retrocessional reinsurance

We purchase retrocessional reinsurance to better manage risk exposures, protect against catastrophic losses, access additional underwriting capacity and to stabilize financial ratios. The insurance or indemnification of reinsurance is called a retrocession, and a reinsurer of a reinsurer is called a retrocessionaire. We aggregate our ceded risk across our operations to achieve superior terms and pricing for our retrocessional coverage and to help us better assess our overall portfolio risk. Additionally, we incorporate the use of retrocessional coverage as a component of our underwriting process.

The major types of retrocessional coverage we purchase include the following:

•	specific coverage for certain property, engineering, marine, aviation, satellite, motor and liability exposures;

•	catastrophe coverage for property business;

•	casualty clash coverage for potential accumulation of liability from treaties and facultative agreements covering losses arising from the same event or occurrence; and

•	aggregate stop-loss protections.

We have established a control procedure whereby our Chief Executive Officer and Chief Technical Officer, along with the other members of our senior executive team, reviews the business purpose for all reinsurance purchases. Our senior executive team, generally our Chief Technical Officer, approves all purchases before they are bound.

Prior to entering into a retrocessional agreement, we analyze the financial strength and rating of each retrocessionaire.

Afterwards, the financial performance and rating status of all material retrocessionaires is monitored.

Retrocessional reinsurance arrangements generally do not relieve us from our direct obligations to our reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At June 30, 2004, we held $557.6 million in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit. We are able to access outside capacity for both traditional and non-traditional coverage and therefore are not dependent upon any single retrocessional market.

In the event our retrocessionaires are not able or willing to fulfill their obligations under our reinsurance agreements with them, we will not be able to realize the full value of the reinsurance recoverable balance. We record a reserve to the extent that reinsurance recoverables are believed to be uncollectible. The reserve is based on an evaluation of each retrocessionaire’s individual balances and an estimation of their uncollectible balances.

Allowances of $54.6 million and $35.4 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at June 30, 2004 and December 31, 2003, respectively.

The following table sets forth our ten largest retrocessionaires as of December 31, 2003, based on 2003 ceded premiums written, and their respective Standard & Poor’s and A.M. Best financial strength rating.

		Amount ceded		S&P/A.M.
Retrocessionaire	Retrocessionaire Group	$ in millions	% of total	Best Rating

PartnerRe U.S. Group	PartnerRe Group	$57.7	14.6%	AA-/A+
National Indemnity Company	Berkshire Hathaway Insurance Group	41.9	10.6	AAA/A++
Interpolis Reinsurance Services Ltd.	Rabobank	32.0	8.1	NR
Manulife Europe	Manulife Financial Corporation	23.9	6.0	NR
Helvetia Patria Versicherung	Helvetia Patria Holding	23.1	5.8	BBBpi/NR
Inter-Ocean Reinsurance Co. Ltd.	Inter-Ocean Holdings	20.2	5.1	A/A
Folksamerica Reinsurance Company	White Mountains Insurance Group	18.2	4.6	A-/A
PXRE Reinsurance Company	PXRE Group	13.3	3.3	A/A
Royal & Sun Alliance	Royal & Sun Alliance Insurance Group	12.5	3.1	A-/A-
DR Swiss	Deutsche Rück	10.0	2.5	Api/NR
Total provided by top ten retrocessionaires and percentage of total retrocessional reinsurance		$252.7	63.7%

Total retrocessional reinsurance		$396.9	100.0%

As a consequence of the Formation Transactions, Converium AG has assumed both the benefits and the financial risks relating to third-party reinsurance recoverables under the Quota Share Retrocession Agreement. We manage all third-party retrocessions related to the business reinsured by Converium AG under the Quota Share Retrocession Agreement. ZIC and ZIB are obligated under the Quota Share Retrocession Agreement, during its term, to maintain in force, renew or purchase third-party retrocessions covering the business covered by the Quota Share Retrocession Agreement at our sole discretion.

In addition, Zurich Financial Services, through its subsidiaries, provided us with a degree of retrocessional reinsurance coverage following the Formation Transactions. In particular, Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our net exposure for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289.2 million, the amount of loss and loss adjustment expenses we recorded as of September 30, 2001. As part of these arrangements, subsidiaries of Zurich Financial Services have agreed to take responsibility for non-payment by the retrocessionaires of Converium AG and Converium Rückversicherung (Deutschland) AG with regard to losses arising out of the September 11th attacks. While the cap does not cover non-payment by the retrocessionaires of CRNA, our only retrocessionaire for this business is a unit of Zurich Financial Services. Therefore, we are not exposed to potential non-payments by retrocessionaires for this event in excess of the $289.2 million cap, although we will be exposed to the risk of non-payment of Zurich Financial Services units and we will be exposed to credit risk from these subsidiaries of Zurich Financial Services.

In order to provide additional comfort as regards our reserve position, in August 2004 we acquired a retrospective stop-loss retrocession cover from National Indemnity Company, a Standard & Poor’s AAA-rated member of the Berkshire Hathaway group of insurance companies. See “Background and reasons for the Offering — Recent reserve strengthening and subsequent asset impairments — Reserve strengthening.”

Loss and loss adjustment expense reserves

Establishment of loss and loss adjustment expense reserves

We are required by applicable insurance laws and regulations and U.S. GAAP to establish reserves for payment of losses and loss adjustment expenses that arise from our products. These reserves are balance sheet liabilities representing estimates of future amounts required to pay losses and loss adjustment expenses for insured claims which have occurred at or before the balance sheet date, whether already known to us or not yet reported. Significant periods of time can elapse between the occurrence of an insured claim and its reporting by the insured to the primary insurance company and subsequently by the insurance company to its reinsurance company. Loss reserves fall into two categories: reserves for reported losses and loss adjustment expenses, and reserves for IBNR losses and loss adjustment expenses.

Upon receipt of a notice of claim from a ceding company, we establish a case reserve for the estimated amount of the ultimate settlement. Case reserves are usually based upon the amount of reserves reported by the primary insurance company and may subsequently be supplemented or reduced as deemed necessary by our claims departments. We also establish reserves for loss amounts that have been incurred but not yet reported, including expected development of reported claims.

These IBNR reserves include estimated legal and other loss adjustment expenses. We calculate IBNR reserves by using generally accepted actuarial techniques. We utilize actuarial tools that rely on historical data and pricing information and statistical models as well as our pricing analyses. We revise reserves as additional information becomes available and as claims are reported and paid.

Our estimates of reserves from reported and unreported losses and related reinsurance recoverable assets are reviewed and updated periodically. Adjustments resulting from this process are reflected in current income. Our analysis relies upon the basic assumption that past experience, adjusted for the effect of current developments and likely trends, is an appropriate basis to estimate our current loss and loss adjustment expense liabilities. Because estimation of loss reserves is an inherently uncertain process, quantitative techniques frequently have to be supplemented by professional and managerial judgment. In addition, trends that have affected development of reserves in the past may not necessarily occur or affect reserve development to the same degree in the future.

The uncertainty inherent in loss estimation is particularly pronounced for long-tail lines such as umbrella, general and professional liability and motor liability, where information, such as required medical treatment and costs for bodily injury claims, will only emerge over time. In the overall reserve setting process, provisions for economic inflation and changes in the social and legal environment are considered. The uncertainty inherent in the reserving process for primary insurance companies is even greater for the reinsurer. This is because of, but not limited to, the time lag inherent in reporting information from the insurer to the reinsurer and differing reserving practices among ceding companies. As a result, actual losses and loss adjustment expenses may deviate, perhaps materially, from expected ultimate costs reflected in our current reserves.

In setting reserves, we utilize the same integrated, multi-disciplinary approach we use to establish our reinsurance terms and conditions. After an initial analysis by reserving actuaries, preliminary results are shared with appropriate underwriters, pricing actuaries, claims and finance professionals and senior management. Final actuarial recommendations incorporate feedback from these professionals.

We have developed a proprietary global loss reserve estimation system, which we refer to as FRAME. It applies a number of standard actuarial reserving methods on a contract-by-contract basis. This allows us to calculate estimates of IBNR for each transaction based on its own characteristics. We aggregate the reserves indicated for each transaction to arrive at the total reserve requirement (“bottom-up approach”).

In addition to these bottom-up approaches we utilize standard top-down analyses. For these methods we aggregate the majority of our business into a limited number of homogeneous classes and apply standard actuarial reserving techniques. These top-down analyses are normally performed outside the quarterly closing window and provide an alternative view that is less dependent on pricing information. The comparison of these different approaches, namely bottom-up and top-down, provide additional insights into the reserve process and can lead to reserve adjustments to either bottom-up or top-down approaches or both. Adjustments to the bottom-up approach are typically reflected in the quarter in which they have been identified.

In accordance with U.S. GAAP, we do not establish contingency reserves for future catastrophic losses in advance of the event’s occurrence. As a result, a catastrophe event may cause material volatility in our incurred losses and a material impact on our reported income, subject to the effects of our retrocessional reinsurance. For further details on our catastrophe risk and reinsurance programs, see “— Catastrophe risk management and protection” and “— Retrocessional reinsurance.”

Adequacy of reserves

Given the inherent uncertainty of the loss estimation process described above, we employ a number of methods to develop a range of estimates. On the basis of our actuarial reviews, we believe our liability for gross losses and loss adjustment expenses, referred to as gross reserves, and our gross reserves less reinsurance recoverables for losses and loss adjustment expenses ceded, referred to as net reserves, at the end of all periods presented in our financial statements were determined in accordance with our established policies and were reasonable estimates based on the information known at the time our estimates were made. These analyses were based on, among other things, original pricing analyses as well as our experience with similar lines of business, and historical trends, such as reserving patterns, exposure growth, loss payments, pending levels of unpaid claims and product mix, as well as court decisions and economic conditions. However, since the establishment of loss reserves is an inherently uncertain process, the ultimate cost of settling claims may exceed our existing loss and loss adjustment expense reserves, perhaps materially. Any adjustments that result from changes in reserve estimates are reflected in our results of operations.

Unforeseen losses, the type or magnitude of which we cannot predict, may emerge in the future. These additional losses could arise from newly acquired lines of business, changes in the legal environment, extraordinary events affecting our clients such as reorganizations and liquidations or changes in general economic conditions. We continue to conduct pricing and loss reserving studies for many casualty lines of business, including those in which preliminary loss trends are noted.

We have experienced significant adverse development in our U.S. casualty reinsurance lines for the last several years. Since 2001, we have recorded a total of $668.5 million of additional provisions on our non-life business (2001: $123.6 million; 2002: $148.5 million; 2003: $(31.3) million; and first half of 2004: $427.7 million).

On April 29, 2004, we announced that first quarter reported losses from prior year U.S. casualty business had exceeded expected loss emergence that the volatility of longer-tail risks was likely to persist for some time. This adverse loss reporting trend continued and accelerated in the second quarter of 2004.

In response to the loss development observed in the first and second quarters of 2004 we initiated detailed additional reviews of our North American risk-related business from an integrated underwriting, claims and actuarial perspective in order to examine the adequacy of prior years’ provisions. These analyses included a comprehensive top-down reserve review of our North American risk-related business written from 1993-2004, a re-assessment of old contracts using latest information including, where available, market data for benchmarking purposes and a review of reinsurance agreements to advise on whether carried incurred but not reported reserves were viewed as adequate based on current knowledge. In addition, the Chief Executive Officer and Chief Technical Officer led a bottom-up underwriting review of 114 reinsurance covers consisting of 447 treaty accounts and lines of business with material loss experience. These actions supplemented the claims audits and actuarial reserve reviews that we conduct in the ordinary course of our business.

As a result of the in-depth reviews, we recorded a reserve strengthening charge of $384.7 million in the second quarter 2004, consisting of $96.0 million in the Standard Property & Casualty Reinsurance segment and $288.7 million in the Specialty Lines segment. This action was taken in response to the continued adverse loss emergence due to increased claims reporting activity from clients relating to the U.S. casualty business written from 1997 to 2001. In the Standard Property & Casualty Reinsurance segment, the reserve strengthening primarily related to general third party liability lines in the U.S. ($99.3 million). In the Specialty Lines segment, the reserve strengthening arose primarily from the professional liability & other special liability lines, in particular umbrella, professional liability and excess & surplus lines of business in the U.S. ($265.2 million).

In order to obtain an external review of our overall reserve position, we commissioned the actuarial consulting firm Tillinghast to perform an independent actuarial review of our non-life loss and allocated loss adjustment expense reserves as of June 30, 2004 in respect of the Zurich and New York originated businesses. These reserves amount to $6.8 billion and represent 94.9% of our total reserves. Tillinghast’s analysis was based on data available at the time we issued our second quarter 2004 financial statements supplemented by recent commutations. Tillinghast relied on the accuracy and completeness of this data and information provided for its analysis. Tillinghast notes that there is inherent uncertainty with any estimation of loss reserves. Actual results may vary from the estimates. As a result of their independent review, Tillinghast has concluded that our overall net reserves as of June 30, 2004, in total, for the segments reviewed, are below their point estimate, but fall within a reasonable range of actuarial estimates. Tillinghast’s point estimate for the relevant businesses exceeds our carried reserves as of June 30, 2004 by $212.9 million or by approximately 3.2%. Our equity as of June 30, 2004 was $1,349.2 million. The Tillinghast review was performed on our overall net reserves for the segments of business analyzed. Tillinghast has not expressed an opinion on the reserves at the statutory entity level.

Since June 30, 2004, we have commuted approximately $250 million in loss reserves related to prior years’ business assumed by our North American operation, CRNA. Certain of these commutations were reflected in the Tillinghast point estimate, however others were completed subsequent to the delivery of Tillinghast’s report. Tillinghast estimates that these recent commutations would further reduce the difference between their point estimate and the reserves carried as of June 30, 2004 by $8.6 million.

Certain contracts assumed or retroceded by us have provisions whereby the premiums paid to or by us are affected by the losses under the contracts. The results of the Tillinghast study imply that we would be required to pay an additional $25.7 million of premium under a retroceded contract, and would receive additional premium under certain assumed contracts. Assuming the Tillinghast point estimate, we estimate this additional premium receivable to be $10.6 million.

We are taking Tillinghast’s study under consideration and following a detailed analysis of the specific conclusions, we will make adjustments to carried reserves in the third quarter 2004 to reflect the new information received. Current estimates of anticipated adjustments indicate that a further strengthening of overall net reserves by between $50 million and $100 million will be appropriate in order to bring our carried reserves closer to Tillinghast’s point estimate.

The precise amount of reserve increase and the resulting financial impact on our consolidated financial statements is dependent upon ongoing commutation discussions. Currently, CRNA is in discussion with several clients for offers of commutations, and we are pursuing these diligently. A successful conclusion of such commutations may result in a further reduction in the difference between Tillinghast’s point estimate and our current level of reserves.

We did not commission Tillinghast to review the remaining businesses ($0.4 billion or 5.1% of our carried loss and loss adjustment expense reserves) as they have not experienced the type of volatility we experienced in the business originated out of North America.

In 2003, the positive development of $31.3 million consisted of positive development on property lines ($113.5 million) and aviation & space ($102.2 million), offset by adverse development on workers’ compensation and professional liability & other special liability lines ($120.3 million) and the motor and general third party liability lines ($64.1 million). The reserve releases in 2003 were primarily from the 2002 underwriting year, while the U.S. business written in 1997 to 2001 mostly saw continued strengthening.

The reserve strengthenings as described herein in “— Loss Reserve Development” have been determined in accordance with our loss reserving policies as described in “— Loss and Loss Adjustment Expense Reserves — Establishment of Loss and Loss Adjustment Expense Reserves”, and was recorded in accordance with our established accounting policies as described in Note 2(c) of our financial statements. Under these policies, we review and update our reserves as experience develops and new information becomes known, and we bring our reserves to a reasonable level within a range of reserve estimates by recording an adjustment in the period when the new information confirms the need for an adjustment.

Effects of currency fluctuations

A significant factor affecting movements in our net reserve balances has been currency exchange rate fluctuations. These fluctuations affect our reserves because we report our results in U.S. dollars. As of December 31, 2003, approximately 39% of our non-life reinsurance reserves are for liabilities that will be paid in a currency other than the U.S. dollar. We establish these reserves in original currency, and then, during our consolidation process, translate them to U.S. dollars using the exchange rates as of the balance sheet date. Any increase or decrease in reserves resulting from this translation process is recorded directly to shareholders’ equity and has no impact on current earnings. When new losses are incurred or adjustments to prior years’ reserve estimates are made, these amounts are reflected in the current year net income at the average exchange rates for the period.

Loss reserve development

The first table below presents changes in the historical non-life loss and loss adjustment expense reserves that we established in 1994 and subsequent years. The top lines of the tables show the estimated loss and loss adjustment reserves, gross and net of reinsurance, for unpaid losses and loss adjustment expenses as of each balance sheet date, which represent the estimated amount of future payments for all losses occurring prior to that date. The upper, or paid, portion of the first table presents the cumulative amount of payments of the loss and loss adjustment expense amounts through each subsequent year in respect of the reserves established at each initial year-end. Losses paid in currencies other than the U.S. dollar are translated at consolidation into U.S. dollars using the average foreign exchange rates for periods in which they are paid. The lower, or reserve re-estimated portion, gross and net of reinsurance, of the first table shows the re-estimate of the initially recorded loss and loss adjustment expense reserve as of each succeeding period-end, including claims paid, but recalculated using the foreign exchange rates for each subsequent period-end. The reserve estimates change as more information becomes known about the actual losses for which the initial reserves were established. The cumulative redundancy/(deficiency) lines at the bottom of the table are equal to the initial reserves less the liability re-estimated as of December 31, 2003.

Conditions and trends that have affected the development of our reserves for losses and loss adjustment expenses in the past may or may not necessarily occur in the future, and accordingly, our future results may or may not be similar to the information presented in the tables below.

Zurich Financial Services and its subsidiaries, including the entities then operating under the “Zurich Re” brand name, retroactively adopted International Accounting Standards (“IAS”) as of January 1, 1995. As a consequence, consolidated loss development data for Converium entities is not available on a consistent accounting basis prior to December 31, 1994 and is therefore not presented in this document. The inconsistencies prior to December 31, 1994 principally arise from Converium entities having used different reserving methodologies on a country-by-country basis as was allowed under generally accepted accounting principles in Switzerland. As an example, some European reserving practices have historically tended to be highly conservative, and therefore not consistent with IAS and U.S. GAAP “best estimate” practices. Accordingly, we have only been able to provide a consolidated loss development table commencing with December 31, 1994. As of December 31, 2003, net reserves for losses and loss adjustment expenses included approximately $181.1 million of reserves related to losses from accident years 1994 and prior, or 2.8% of net reserves as of December 31, 2003.

The table below presents our loss and loss adjustment expense reserve development as of the dates indicated.

	As of December 31,

($ in millions)	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003

Gross reserves for losses and loss adjustment expenses	$1,468.9	$1,891.4	$2,245.3	$2,636.4	$2,988.1	$3,545.7	$4,546.0	$5,710.5	$6,821.3	$7,842.8
Reinsurance recoverable	59.6	102.9	106.9	290.1	457.3	704.9	1,212.2	1,545.0	1,459.8	1,385.4
Initial net reserves for losses and loss adjustment expenses	$1,409.3	$1,788.5	$2,138.4	$2,346.3	$2,530.8	$2,840.8	$3,333.8	$4,165.5	$5,361.5	$6,457.4
Cumulative paid as of:
One year later	405.9	443.9	466.0	514.5	610.0	850.6	885.2	1,101.6	1,464.7
Two years later	611.1	669.4	721.2	843.0	968.8	1,339.2	1,501.0	2,010.2
Three years later	736.2	803.1	921.7	1,064.4	1,250.7	1,670.1	2,066.2
Four years later	815.4	927.0	1,062.2	1,261.7	1,438.6	2,023.5
Five years later	896.9	1,007.7	1,178.3	1,336.5	1,622.3
Six years later	949.9	1,093.8	1,197.5	1,436.7
Seven years later	1,006.5	1,087.1	1,249.3
Eight years later	986.5	1,115.7
Nine years later	1,004.1
Net reserves re-estimated as of:
One year later	1,457.6	1,763.3	1,901.5	2,145.6	2,292.7	2,815.5	3,405.3	4,292.4	5,597.8
Two years later	1,499.0	1,642.6	1,853.5	2,051.3	2,274.9	2,922.4	3,599.5	4,551.5
Three years later	1,364.6	1,617.7	1,736.4	1,970.4	2,300.8	3,027.2	3,802.1
Four years later	1,396.2	1,541.1	1,677.3	1,989.1	2,333.7	3,171.9
Five years later	1,339.0	1,468.9	1,661.2	1,990.7	2,410.7
Six years later	1,284.5	1,452.9	1,645.9	2,013.0
Seven years later	1,260.1	1,446.1	1,649.3
Eight years later	1,263.3	1,448.7
Nine years later	1,272.4
Reinsurance recoverable re- estimated as of December 31, 2003.	130.5	246.5	337.6	427.0	692.1	1,307.3	1,758.6	1,703.8	1,510.6
Gross reserves re-estimated as of December 31, 2003.	1,402.9	1,695.2	1,986.9	2,440.0	3,102.9	4,479.2	5,560.7	6,255.4	7,108.4
Cumulative net redundancy/ (deficiency)	136.9	339.8	489.1	333.3	120.1	(331.0)	(468.4)	(386.0)	(236.3)
Cumulative redundancy/ (deficiency) as a percentage of initial net reserves	9.7%	19.0%	22.9%	14.2%	4.7%	(11.7)%	(14.0)%	(9.3)%	(4.4)%
Cumulative gross redundancy/ (deficiency)	66.0	196.2	258.4	196.4	(114.8)	(933.5)	(1,014.8)	(545.0)	(287.1)
Cumulative redundancy/ (deficiency) as a percentage of initial gross reserves	4.5%	10.4%	11.5%	7.4%	(3.8)%	(26.3)%	(22.3)%	(9.5)%	(4.2)%

As a significant portion of our reserves relate to liabilities payable in currencies other than U.S. dollars, any fluctuations of the U.S. dollar to those currencies will have an impact on the reserve redundancy/(deficiency). As seen from the table above, the net reserve position for 1998 developed favorably from $2,530.8 million as of December 31, 1998 to $2,410.7 million as of December 31, 2003, thereby reflecting a redundancy of $120.1 million. However, as seen from the table below, applying the exchange rate as of December 31, 1998 to the 1998 reserves re-estimated as of December 31, 2003 would result in re-estimated reserves of $2,507.7 million, or a redundancy of $23.2 million, illustrating that a substantial part of the apparent redundancy is due to currency movements, which may or may not persist to the date claims are actually paid. As a result of these currency movements, the cumulative redundancy/(deficiency) shown above is considerably higher/(lower) as of December 31, 2003 than if the reserves were shown on a constant exchange rate basis for all years presented. Due to inherent volatility of exchange rates, this effect may change in the future. Accordingly, we expect that future changes in foreign exchange rates will impact our reserve adequacy re-estimates. However, with respect to our primary currencies, we believe that the potential volatility of our liabilities is offset to a large extent by our efforts to invest in assets denominated in the same currency.

The table above also shows that our net loss reserves have developed larger redundancies/(lower deficiencies) than our gross loss reserves. Changes in estimates of our net losses directly impact our reported results. Accordingly, our estimates of reinsurance recoveries on incurred losses and our collections of those recoveries from our retrocessionaires also directly impact our reported results. See “— Retrocessional reinsurance” above for a discussion of the types of retrocessional reinsurance coverage that we purchase.

At December 31, 2003, we recorded $1,385.4 million of reinsurance recoverables on loss and loss adjustment expense reserves. Approximately 27.7% of this amount relates to workers’ compensation business and 27.8% relates to recoverables in connection with the September 11th terrorist attacks.

The following table shows the development of our initial reserves net of reinsurance using the same exchange rates in effect when each of the initial reserves was set to re-estimate the reserves in subsequent years.

	As of December 31,

($ in millions)	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003

Initial net reserves for losses and loss adjustment expenses	$1,409.3	$1,788.5	$2,138.4	$2,346.3	$2,530.8	$2,840.8	$3,333.8	$4,165.5	$5,361.5	$6,457.4
Net reserves re-estimated as of:
One year later	1,410.1	1,805.6	2,004.9	2,108.6	2,394.8	2,907.9	3,457.4	4,268.1	5,337.9
Two years later	1,479.5	1,758.2	1,925.4	2,078.8	2,412.6	3,035.5	3,602.4	4,436.9
Three years later	1,387.9	1,707.3	1,865.4	2,016.6	2,463.0	3,118.1	3,734.8
Four years later	1,405.6	1,674.5	1,819.3	2,035.0	2,469.9	3,213.4
Five years later	1,382.7	1,612.4	1,799.4	2,023.7	2,507.7
Six years later	1,338.7	1,589.9	1,775.9	2,017.9
Seven years later	1,306.6	1,588.4	1,755.5
Eight years later	1,316.7	1,574.4
Nine years later	1,313.6
Cumulative redundancy/ (deficiency)	95.7	214.1	382.9	328.5	23.2	(372.6)	(401.0)	(271.4)	23.6
Cumulative redundancy/ (deficiency) as a percentage of initial net reserves	6.8%	12.0%	17.9%	14.0%	0.9%	(13.1)%	(12.0)%	(6.5)%	0.4%

As described below, the loss development triangles show net cumulative redundancies for 1994 through 1998 and 2002 and net cumulative deficiencies for 1999 through 2001.

The payment pattern of our loss and loss adjustment reserves varies from year to year. Based on historical payment patterns and other relevant data, we estimate that the mean time to payment, on an undiscounted basis, of our loss and loss adjustment provisions, including future life benefits, as of December 31, 2003, was 3.9 years. We expect this average payment period to change as our mix of business changes, as well as due to changes of payment patterns and fluctuations in currency exchange rates.

Reconciliation of beginning and ending loss and loss adjustment expense reserves

The table below is a summary reconciliation of the beginning and ending reserves for losses and loss adjustment expenses, net of reinsurance, for the years ended December 31, 2003, 2002 and 2001.

($ in millions)	2003		2002	2001

As of January 1,
Gross reserves for losses and loss adjustment expenses	$6,821.3		$5,710.5	$4,546.0
Less reinsurance recoverable	1,459.8		1,545.0	1,212.2

Net reserves for losses and loss adjustment expenses	5,361.5		4,165.5	3,333.8

Losses and loss adjustment expenses incurred:
Current year	2,527.9		2,186.8	2,039.5
Prior years	(31.3	) (1)	148.5	123.6

Total	2,496.6		2,335.3	2,163.1

Losses and loss adjustment expenses paid:
Current year	324.7		299.4	359.1
Prior years	1,464.7		1,095.5	885.2

Total	1,789.4		1,394.9	1,244.3

Foreign currency translation effects	388.7		255.6	(87.1)
As of December 31,
Net reserves for losses and loss adjustment expenses	6,457.4		5,361.5	4,165.5
Reinsurance recoverable	1,385.4		1,459.8	1,545.0

Gross reserves for losses and loss adjustment expenses	$7,842.8		$6,821.3	$5,710.5

(1)	($23.6) million at the 2002 exchange rate.

In the first half of 2004, Converium recorded $427.7 million of additional provisions on its non-life business. See “— Adequacy of reserves.”

In 2003, the positive development of $31.3 million consisted of positive development on property lines ($113.5 million) and aviation & space ($102.2 million), offset by adverse development on workers’ compensation and professional liability & other special liability lines ($120.3 million) and the motor and general third party liability lines ($64.1 million). The reserve releases in 2003 were primarily from the 2002 underwriting year, while the U.S. business written in 1997 to 2001 mostly saw continued strengthening.

In 2002, we strengthened reserves for prior years by $148.5 million. Throughout the year, increased loss experience related to prior years continued to emerge. This resulted in an additional $148.5 million provision for losses, primarily related to underwriting years 1997 through 2000. In the Standard Property & Casualty Reinsurance segment, there were additional provisions of $62.2 million for the motor, general third party liability and property lines of business. In the Specialty Lines segment, there were additional provisions of $86.3 million, primarily related to commercial umbrella and medical errors and omissions liability lines of business.

In 2001, we strengthened reserves for prior years by $123.6 million. We retained an actuarial consulting firm to perform an independent review of non-life net reserves as of December 31, 2000. This review reflected certain information that became available after the issuance of the

December 31, 2000 financial statements, including most fourth quarter 2000 and some first quarter 2001 reports from ceding companies, who typically report on a one-quarter lag. Based on the independent review and our own evaluations of these new developments, additional provisions of $123.6 million, net of reinsurance, were recorded in 2001, principally related to accident years 2000 and prior at Converium Reinsurance (North America) Inc. In the Standard Property & Casualty Reinsurance segment, there were additional net provisions of $46.6 million, primarily for the motor and property lines of business. In the Specialty Lines segment, there were additional net provisions of $77.0 million, primarily related to the excess & surplus, commercial umbrella and marine & energy lines of business, offset by positive development in aviation & space.

Reserves for asbestos and environmental losses

We have exposure to liabilities for asbestos and environmental impairment from our assumed reinsurance contracts, primarily arising from business written by Converium Rückversicherung (Deutschland) AG, historically known as Agrippina Rückversicherung AG and subsequently known as Zürich Rückversicherung (Köln) AG (“ZRK”). Our asbestos and environmental exposure primarily originates from U.S. business written through the London Market and from treaties directly written with reinsurers in the United States. We cancelled our relevant London Market reinsurance contracts in 1966 and 1967. At the time, we reduced our participation in asbestos and environmental-exposed U.S. treaties, with the eventual result that Converium Rückversicherung (Deutschland) AG ceased property and liability underwriting in the United States in 1990. Due to uncertainties as to the definitions and to incomplete reporting from clients, exact separation of asbestos and environmental exposures cannot be reached. We believe that CRNA’s exposure to asbestos-related and environmental pollution claims is limited due to the diminutive amount of business written prior to 1987 and the protection provided by the continuing reinsurance protections described below under “Formation Transactions and Relationship with Zurich Financial Services.” In addition, Converium AG’s exposure is also minimal because, under the terms of the Quota Share Retrocession Agreement, Converium AG will only reinsure business written with an inception or renewal date on or after January 1, 1987. In 1986, our contract wording was revised, consistent with a general industry change, such that asbestos and environmental claims were generally excluded.

As of December 31, 2003 and 2002, our total loss and adjustment expense reserves, including additional reserves and IBNR reserves, for U.S.-originated asbestos and environmental losses were approximately $45.8 million or 0.7% and $44.6 million or 0.8% of our total net reserves for losses and loss adjustment expenses, respectively. This provision includes reserves originally communicated by our cedents, together with additional reserves we established.

We estimate that the survival ratio of our asbestos and environmental risk portfolio, calculated as the ratio of reserves held, including IBNR, over claims paid over the average of the last three years, is approximately 13.6 years and 13.5 years as of December 31, 2003 and 2002, respectively. Survival ratio is an industry measure of the number of years it would take a company to exhaust its reserves for asbestos and environmental liabilities based on that company’s current level of claims payments. We currently have no retrocessional protection for our U.S.-originated asbestos and environmental exposure, other than the arrangements with Zurich Financial Services provided by the stop-loss agreement described above and the other arrangements described below under “Formation Transactions and Relationship with Zurich Financial Services.”

Reserving for asbestos and environmental claims is subject to a range of uncertainties that has historically been greater than those presented by other types of claims. Among the complications are a lack of historical data, long reporting delays and uncertainty as to the number and identity of insureds with potential exposure. In addition, there are complex, unresolved legal issues regarding policy coverage and the extent and timing of contractual liability.

These uncertainties and issues are not likely to be resolved in the near future. Consequently, traditional loss reserving techniques cannot wholly be relied on and, therefore, the uncertainty with respect to the ultimate cost of these types of claims is greater than the uncertainty relating to standard lines of business. In addition, changes to existing legal interpretation, new legislation or new court decisions could materially impact our reserves, results of operations, cash flows and financial position in future periods.

Investments

Our overall financial results are in large part dependent upon the quality and performance of our investment portfolio. Net investment income and net realized capital (losses) gains accounted for 7.8% of our revenues for the six months ended June 30, 2004 and 6.4%, 7.1% and 8.4% of our revenues for the years ended December 31, 2003, 2002 and 2001, respectively.

Our assets are invested with the objective of achieving investment returns consistent with those of the markets in which we invest, using appropriate risk management, diversification, tax and regulatory considerations, and to provide sufficient liquidity to enable us to meet our obligations on a timely basis. We principally focus on high quality, liquid securities, and seek to invest in securities whose durations correspond to the estimated duration of the reinsurance liabilities they support.

Our approach to fixed income investments is to limit credit risk by focusing on investments rated A or better and to reduce concentration risk by limiting the amount that may be invested in securities of any single issuer or group of issuers. With respect to equity investments, we seek to diversify our equity portfolio so as to provide a broad exposure across major sectors of individual stock markets. To reduce the effects of currency exchange rate fluctuations, we seek to match the currencies of our investments with the currencies of our underlying reinsurance liabilities.

Our investments are managed mostly by external investment managers, and their performance is measured against benchmarks. Our investment practices are governed by guidelines established and approved by the Board. Although these guidelines stress diversification of risks, conservation of principal and liquidity, these investments are subject to market-wide risks and fluctuations, as well as risks inherent in particular securities.

As of June 30, 2004, total invested assets (excluding cash and cash equivalents) were $7.8 billion compared to $7.5 billion as of December 31, 2003, an increase of $317.5 million, or 4.2%. This increase is mainly due to the deployment of a substantial portion of our cash and cash equivalents balance, as well as operating cash flow, into fixed maturity securities during the second quarter of 2004, offset by a reduction in unrealized capital gains on our bond portfolio due to increasing interest rates during the second quarter of 2004.

The table below presents the carrying value of our consolidated investment portfolios as of June 30, 2004 and December 31, 2003, 2002 and 2001.

	As of June 30,		As of December 31,

	2004		2003		2002		2001

		% of		% of		% of		% of
	$ in millions	Total	$ in millions	Total	$ in millions	Total	$ in millions	Total

Fixed maturities securities	$5,320.0	67.8%	$4,928.6	65.5%	$3,443.1	56.3%	$2,331.4	47.4%
Equity securities	862.4	11.0	840.2	11.2	530.8	8.7	701.4	14.3
Funds Withheld Asset	1,370.5	17.5	1,530.6	20.3	1,648.1	27.0	1,598.5	32.5
Short-term investments	90.2	1.1	55.8	0.7	318.0	5.2	89.5	1.8
Other investments	203.1	2.6	173.5	2.3	177.3	2.8	195.1	4.0

Total investments	$7,846.2	100.0%	$7,528.7	100.0%	$6,117.3	100.0%	$4,915.9	100.0%

Fixed maturities

As of June 30, 2004, our fixed maturities portfolio, excluding the Funds Withheld Asset (described more fully below), had a carrying value of $5.3 billion and represented 67.1% of the total investment portfolio including cash and cash equivalents (84.4% including the Funds Withheld Asset). This represents an increase in carrying value of $391.4 million, or 7.9%, from December 31, 2003. This increase is mainly due to the deployment of a substantial portion of our cash and cash equivalents balance, as well as operating cash flow, into fixed maturity securities during the second quarter of 2004, offset by a reduction in unrealized capital gains on our bond portfolio due to increasing interest rates during the second quarter of 2004. See “Background and reasons for the Offering” for a discussion of changes in our investment portfolio mix.

We invest in government, agency and corporate fixed income securities of issuers from around the world that meet our liquidity and credit standards. We place an emphasis on investing in listed fixed income securities that we believe to be liquid.

The table below presents the composition of our fixed income securities portfolio, excluding short-term investments, based on carrying value by scheduled maturity.

	Estimated fair value	% of	Carrying value	% of
As of June 30, 2004	Available-for-sale	total	Held-to-maturity	total
($ in millions, except for percentages)	(AFS)	AFS	HTM	HTM

Less than one year	$7.6	0.2%	$18.2	3.1%
One year through five years	2,817.8	59.5	178.1	30.4
Five years through ten years	896.8	18.9	359.4	61.4
Over ten years	88.4	1.9	29.9	5.1

Subtotal	3,810.6	80.5	585.6	100.0
Mortgage and asset-backed securities	846.8	17.9	-	-
Unit trust bonds	77.0	1.6	-	-

Total as of June 30, 2004.	$4,734.4	100.0%	$585.6	100.0%

Most of our fixed income securities are rated by Standard & Poor’s, Moody’s or similar rating agencies. As of June 30, 2004, approximately 99.8% of our fixed income securities portfolio was invested in securities rated A or better by these agencies and approximately 83.1% was invested in AAA/ Aaa-rated securities.

The table below presents the composition of our fixed income securities portfolio by rating, using the lower of these ratings for any security where there is a split rating.

	Estimated fair value	% of	Carrying value	% of
As of June 30, 2004	Available-for-sale	total	Held-to-maturity	total
($ in millions, except for percentages)	(AFS)	AFS	(HTM)	HTM

AAA/ Aaa	$3,857.8	81.5%	$563.9	96.3%
AA/ Aa2	573.0	12.1	21.7	3.7
A/ A2	293.0	6.2	-	-
BBB/ Baa2	9.7	0.2	-	-
Not rated	0.9	-	-	-

Total as of June 30, 2004	$4,734.4	100.0%	$585.6	100.0%

Our guidelines also restrict our maximum investment in bonds issued by any group or industry sector by reference to local benchmarks and applicable insurance regulations. As of June 30, 2004, no aggregated amount of bonds issued by a single group (excluding governments and funds) represented more than 5% of our fixed maturities securities portfolio.

Equity securities

As of June 30, 2004, our equity securities portfolio had a carrying value of $862.4 million (including PSP Swiss Property AG). This represents an increase in carrying value of $22.2 million, or 2.6%, from December 31, 2003. Equity securities were approximately 9.8% and 9.7% of our total investment portfolio as of June 30, 2004 and December 31, 2003, respectively, including cash and cash equivalents and excluding PSP Swiss Property AG. See “Background and reasons for the Offering” for a discussion of changes in our investment portfolio mix.

Substantially our entire equity portfolio consists of listed securities held directly or through funds. All the equity portfolios are in developed markets. As experienced in recent years, the equity markets around the world can produce highly volatile and significantly varied results due to local and worldwide economic and political conditions.

Our guidelines also restrict our maximum investment in any one equity security or industry sector by reference to local benchmarks and applicable insurance regulations. As of June 30, 2004, excluding our investments in funds and PSP Swiss Property AG, no single equity security represented more than 5% of our equity securities portfolio.

Funds withheld asset

The transfer of certain historical reinsurance business to us was effected as of July 1, 2001 by means of the Quota Share Retrocession Agreement with Zurich Financial Services. In addition, on that date, the Funds Withheld Asset was established. Its initial balance was set to match the net balance of the liabilities, less the premium receivables (including outstanding collectible balances and reinsurance deposits) on the business to which the Quota Share Retrocession Agreement applies. As of June 30, 2004, the Funds Withheld Asset was $1,370.5 million. The decrease of $160.1 million over 2003 was substantially due to paid claims.

The table below shows the distribution of the Funds Withheld Asset by currency as of June 30, 2004 and December 31, 2003.

	June 30, 2004	December 31, 2003

U.S. dollar	46%	47%
British pound	27%	26%
Euro	23%	23%
Japanese yen	2%	2%
Swiss franc	2%	2%

Total	100%	100%

Weighted average interest rate	5.4%	5.4%

In general, the Funds Withheld Asset is reduced by paid claims, profit commissions, amounts paid to maintain the retrocession agreements and other amounts paid on the business subject to the Quota Share Retrocession Agreement, and is increased by premiums (less premium refunds), salvage and subrogation, recoveries under retrocession agreements, profit commissions and other amounts received for the business subject to the Quota Share Retrocession Agreement. The balance of the Funds Withheld Asset will decrease over time. However, business historically written on the ZIC and ZIB balance sheets is being renewed and written on the Converium balance sheet. As a result, we will generate operating cash flow from the new and renewal business written by Converium, which will be invested in accordance with our approved investment guidelines. We do not expect the Funds Withheld Asset to have a material impact on our liquidity, as we will not be required to access our own liquidity sources for claims under the Quota Share Retrocession Agreement.

Under the Quota Share Retrocession Agreement, the Funds Withheld Asset may be prepaid to us in whole or in part as of the end of any calendar quarter. In the event that the Funds Withheld Asset is prepaid, we would have to reinvest these assets in investments that may not provide yields comparable to those under the Quota Share Retrocession Agreement. To the extent we are not able to invest these funds at comparable yields, our investment income could be adversely affected.

Short-term investments

Our short-term investment portfolio includes investments in fixed-term deposits and fiduciary investments. These investments generally have maturities of between three months and one year. As of June 30, 2004, we had short-term investments with a carrying value of $90.2 million, representing 1.1% of our total investment portfolio, including cash and cash equivalents. Short-term investments at December 31, 2003 were $55.8 million or 0.7% of our total investment portfolio, including cash and cash equivalents.

Real estate and other investments

At June 30, 2004, we had real estate held for investment of $127.9 million, consisting primarily of investments in residential and commercial rental properties located in Switzerland. Our direct real estate portfolio represented 1.6% of our total investment portfolio, including cash and cash equivalents.

In addition to these properties, we own a 4.9% participation in PSP Swiss Property AG (an indirect real estate investment, included in equity securities) with a market value of

$82.7 million as of June 30, 2004. The ownership in PSP Swiss Property AG decreased from 7.4% as of December 31, 2003, due to the merger of PSP Swiss Property AG with REG Real Estate Group, another Swiss real estate company, on April 5, 2004.

During the second quarter of 2004, we invested $49.8 million in funds of hedge funds. This investment is included under the caption “Other investments” in the balance sheet.

Converium Rückversicherung (Deutschland) AG, Germany has an outstanding commitment of Euro 30 million ($36.6 million) to fund an investment in a Morgan Stanley Real Estate Fund (Eurozone Office Fund), a Fonds Commun de Placement under Luxembourg Law. The manager can call this commitment at any time during the commitment period to fund working capital needs or the purchase of new investments.

Other Assets and Capital Expenditures

Premiums receivable

We had premiums receivable of $2.4 billion at June 30, 2004 compared to $2.0 billion at December 31, 2003, an increase of $349.9 million, or 17.4%. This increase is due to premiums written in 2004. Premiums receivable include those currently due, as well as deferred premiums receivable, which is comprised primarily of accruals on premium balances which have not yet been reported and which are not contractually due to be paid until some time in the future. Current premiums receivable represented 9.4% and 9.1% of total premiums receivable at June 30, 2004 and December 31, 2003, respectively, and accrued premiums receivable represented 90.6% and 90.9%, respectively.

Reinsurance assets

Retrocessional reinsurance arrangements generally do not relieve us from our direct obligations to our reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At June 30, 2004, we held $557.6 million in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit.

As of June 30, 2004, we had reinsurance recoverables from retrocessionaires of approximately $1.6 billion on paid and unpaid losses and loss adjustment expenses, unearned premium reserves and future life benefits balances, compared to $1.7 billion at December 31, 2003. Recoverables from retrocessionaires relating to contracts in arbitration were 5.8% of equity at June 30, 2004. Allowances of $54.6 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at June 30, 2004, compared to $35.4 million at December 31, 2003.

Capital expenditures

In the three years ending December 31, 2003, we invested a total of $63.7 million in fixed assets. Most of these amounts were invested in equipment and information technology, and were financed from our free cash flow. We currently intend to continue to make capital investments at a similar pace and, in particular, to further enhance our intellectual information technology platforms.

Ratings

On July 20, 2004, as a result of our reserve strengthening, Standard & Poor’s Ratings Services lowered both its long-term counterparty credit and insurer financial strength ratings on Converium AG and its main operating subsidiaries to “A–” from “A”. In addition, Standard & Poor’s lowered its long-term counterparty credit and senior unsecured debt ratings on CHNA to “BBB–” from “BBB”, and junior subordinated debt rating on Converium Finance S.A. to “BBB” from “BBB+”. At the same time, all ratings were placed on CreditWatch with negative implications.

On September 1, 2004, Standard & Poor’s lowered its long-term counterparty credit and insurer financial strength ratings on CRNA to “BB+” from “A-”. The rating action follows our August 31, 2004 announcement that we plan to place CRNA into run-off. While CRNA was previously considered core to its parent, and was therefore rated at the same level as our other operating subsidiaries, Standard & Poor’s now considers CRNA to be nonstrategic, and the company is therefore rated on a stand-alone basis. The CreditWatch placement of CRNA will be resolved following a detailed review of its stand-alone reserves and capital adequacy.

On September 1, 2004, A.M. Best downgraded our financial strength rating to “B++” from “A-” and our credit rating to “bbb” from “a-”. These ratings remain under review with negative implications pending the successful completion of this Offering. At the same time, A.M. Best downgraded the financial strength rating to “B-” from “A-” and the issuer credit rating to “bb-” from “a-” of CRNA following our announcement of our intention to place CRNA into run-off. This rating has been assigned a negative outlook by A.M. Best.

On September 29, 2004, A.M. Best affirmed the financial strength ratings of “B++” and upgraded the issuer credit rating to “bbb+” from “bbb” of Converium AG, Converium Rückversicherung (Deutschland) AG and Converium Insurance (UK) Ltd. These ratings have been removed from under review and assigned a stable outlook. At the same time, A.M. Best downgraded the financial strength rating to “B” from “B++” and the issuer credit rating to “bb” from “bbb” of CINA. A.M. Best also downgraded the issuer credit rating to “b-” from “bb-” of CHNA. These ratings have been removed from under review and assigned a negative outlook.

On September 10, 2004, Standard & Poor’s lowered both the long-term counterparty credit and insurer financial strength ratings of Converium AG to “BBB” from “A-” and Converium Rückversicherung (Deutschland) AG and Converium (U.K.) Ltd. to “BBB-” from “A-” and the CreditWatch status was revised to developing from negative. In addition, Standard & Poor’s lowered the long-term counterparty credit and senior unsecured debt ratings on Converium Holdings (North America) Inc. to “BB” from “BBB-” and its junior subordinated debt rating on Converium Finance S.A. to “BB+” from “BBB”. At the same time, Standard & Poor’s lowered its long-term counterparty credit and insurer financial strength ratings of CRNA to “R” from “BB+”.

On September 27, 2004, Standard & Poor’s revised to positive from developing its CreditWatch implications on the long-term counterparty credit and insurer financial strength ratings on Converium AG. All other ratings remain on CreditWatch with developing implications. In addition, Standard & Poor’s noted that if the Offering is completed and barring any material unforeseen event, it expects to raise its long-term ratings on Converium AG to “BBB+” and its long-term junior subordinated debt rating on Converium Finance S.A. to “BBB-”. Standard & Poor’s also noted that an acceptable guarantee would allow Standard & Poor’s to rate

Converium Rückverischerung (Deutschland) AG and Converium Insurance (UK) Ltd. in line with Converium AG.

See “Background and reasons for the Offering” for a discussion of the capital management measures we intend to implement to strengthen our capitalization.

Standard & Poor’s “BBB” range (“BBB+”, “BBB” and “BBB-”) is the fourth highest of nine ratings ranges and applies to an insurer that Standard & Poor’s regards as having financial security characteristics that outweigh any vulnerabilities and likely to have the ability to meet financial commitments. An insurer rated “BBB” is believed by Standard & Poor’s to have good financial security characteristics, but is more likely to be affected by conditions than are higher rated insurers. A plus (+) or minus (-) shows relative standing in a rating category. CreditWatch is intended by Standard & Poor’s to highlight the potential direction of a rating, focusing on identifiable events and short-term trends that cause ratings to be placed under special surveillance by Standard & Poor’s. A developing CreditWatch means that an insurer’s rating may be raised or lowered by Standard & Poor’s.

A.M. Best states that its “B++” (Very Good) rating is assigned to a company that has, in its opinion based on a comprehensive quantitative and qualitative evaluation of the company’s balance sheet strength, operating performance and business profile, a good ability to meet their ongoing obligations to policyholders. The “B++” (Very Good) rating is the fifth highest of fifteen ratings assigned by A.M. Best, which range from “A++” (Superior) to “F” (In liquidation) and is the fifth highest of six ratings within what A.M. Best considers the secure category. Negative implications is intended by A.M. Best to indicate that a company is experiencing unfavorable financial/market trends relative to its current rating level and, if continued, the company has a good possibility of having its rating downgraded.

Other agencies may rate Converium or one or more of our subsidiaries on an unsolicited basis.

Our Standard & Poor’s and A.M. Best ratings are not designed to be, and do not serve as, measures of protection or valuation offered to investors and these financial strength ratings should not be relied on with respect to making an investment in our securities. Standard & Poor’s and A.M. Best review their ratings periodically and we cannot assure you that we will maintain our current ratings in the future.

Corporate structure

Converium Holding AG has substantially no net assets other than its ownership of 100% of the shares of Converium AG. As of December 31, 2003, Converium AG held approximately 43% of our net assets itself, and an additional 54% through its direct and indirect ownership of each of our subsidiaries.

We are a multinational group of companies with insurance and reinsurance subsidiaries and other companies organized in jurisdictions worldwide. Our significant subsidiaries are Converium AG, Converium Finance S.A., Converium Rückversicherung (Deutschland) AG and CHNA, which holds our subsidiaries CRNA and CINA. Converium AG owns directly or indirectly, 100% of all of our operating companies.

The following chart summarizes our corporate structure:

Employees

As of December 31, 2003, we employed 847 people globally, including 359 at our offices in Switzerland, 226 at our offices in the United States, 168 at our offices in Germany, 22 in other European countries, 33 in the Asia-Pacific region and 39 in other regions.

A relatively small number of our employees are represented by unions. We have not experienced any material work stoppages in recent years and we believe that our relations with our employees are good.

The following is the distribution of the persons employed.

	As of December 31,

	2003	2002	2001

Number of employees	847	813	740
Breakdown by geographic location
Switzerland	359	332	274
United States	226	231	237
Germany	168	160	148
Asia-Pacific region	33	31	29
Other regions	61	59	52
Breakdown by main category of activity
Underwriting	289	290	274
Finance	222	200	176
Actuarial	84	77	69
Other	252	246	221

As a result of recent developments, we expect the number of our employees to be reduced and their geographic distribution to change, particularly in the United States.

Description of property

Our operational head office is located at General Guisan — Quai 26, 8002 Zurich, Switzerland, where we lease an aggregate of 227,226 square feet. We also maintain offices at:

•	our U.S. headquarters in New York, New York, at One Chase Manhattan Plaza, New York, NY 10005 where we sublease an aggregate of 77,013 square feet; and

•	our German headquarters in Cologne, Germany, at Clever Strasse 36, 50668 Köln, Germany where we lease an aggregate of 44,918 square feet.

In addition to our headquarter offices, we lease space for our branch and marketing offices. In addition, we have administrative offices in Stamford, Connecticut. We believe that these facilities are adequate for our present needs in all material respects. We also hold other properties for investment purposes.

Legal proceedings

Converium Holding AG and its subsidiaries are continuously involved in various legal proceedings, claims and litigation arising, for the most part, in the ordinary course of its business operations as a reinsurer. However, we do not believe these matters are material to our financial position, with the exception of the matters described below:

Superior national matters

On January 16, 2002, the California Insurance Commissioner filed a complaint against a subsidiary of Zurich Financial Services, Centre Insurance Company (“CIC”) and affiliates, as well as CRNA and CINA. CIC, on behalf of the Superior National Insurance Companies in Liquidation (“SNICIL”), in a proceeding in the Superior Court of the State of California, County of Los Angeles. The complaint alleges several counts, including voidable preferences and fraudulent transfers, seeking the recovery of transfers totalling $202.9 million, damages for breach of contract in the amount of $59.8 million, additional damages in an amount to be proved at trial and punitive damages. The overwhelming bulk of the damages sought appear to arise out of CIC transactions, not CRNA or CINA transactions. As part of the Formation Transactions, Zurich Financial Services has agreed to indemnify Converium for liabilities arising out of or related to the assets not assumed by or transferred to Converium in the separation from Zurich Financial Services. The principal claim brought against CRNA appears to arise from CRNA’s commutation of certain reinsurance obligations. In that connection, however, while the complaint does in fact reference the commutation, the payment involved was a commutation payment made by CRNA, not to CRNA. The liquidator, however, is apparently claiming that the amount paid by CRNA was inadequate consideration for the reinsurance obligations commuted and thus, this commutation constituted a fraudulent transfer. The California Insurance Commissioner’s pending complaint in the SNICIL action does not assign a value to the reinsurance obligations that were commuted, repeatedly stating that their value is “undetermined”, however, he has indicated that he may seek to recover some portion of the difference between the amount paid by CRNA ($17.8 million) and the amount purportedly owed under the commuted reinsurance contracts (informally asserted by certain counsel for the liquidator to be approximately $41.0 million with no further clarification as to the basis for this amount). CRNA and CINA intend to defend this litigation vigorously and to assert various setoffs. Based on the limited information available to date, we are unable to predict CRNA’s and CINA’s chances of prevailing in this action. While Converium believes that it has a strong case, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the litigation.

As of late May 2004 the action is stayed pending the outcome of ongoing settlement discussions. No discovery relating to any transaction in which CRNA or CINA was involved is ongoing and any such discovery is not likely to commence until at least late 2004.

U.S. Life Insurance Co. arbitration

On November 29, 1999, U.S. Life Insurance Company (“U.S. Life”) initiated an arbitration proceeding against SNICIL, CRNA and CIC. U.S. Life seeks to rescind a multi-year quota share reinsurance contract effective May 1, 1998 on the basis that material misrepresentations and omissions were allegedly made in procuring that contract.

Inception-to-date amounts ceded by Converium to the contract through June 30, 2004 are $54.0 million premiums earned, $18.1 million commissions earned and $106.5 million losses incurred, equaling a total ceded benefit of $70.6 million. All discovery in this matter closed in November 2002, and arbitration hearings commenced in late 2002 and continued in 2003. These hearings did not conclude the arbitration and the arbitrators advised that additional dates necessary to conclude the arbitration were not available until the second half of 2004. The hearings recommenced in mid-2004 and closing arguments are now scheduled for December 2004. Based on the current schedule of the arbitration, we expect that a judgment will be rendered by the panel during the fourth quarter of 2004. Based on the information available to date, we are unable to predict CINA’s chances of prevailing in this action. While Converium believes that it has a strong case against U.S. Life for full reinsurance coverage in accordance with the contract, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the arbitration.

All American Life Insurance Company arbitration

The arbitration initiated on December 23, 2002 by CRNA and CINA against All American Life Insurance Company (“All American”), which was previously reported, has been settled. In May 2004, the parties to the dispute, which concerned a reinsurance treaty provided by All American, agreed to settle the matter with a full and final commutation of the treaty in exchange for a commutation payment by All American. Incurred losses of $9.2 million have been recorded in the second quarter of 2004 to reflect this commutation.

Continental Casualty Company arbitration

In December 2002, Continental Casualty Company (“Continental”) and CRNA each demanded arbitration from the other to resolve a dispute arising from a retrocessional contract pursuant to which Continental reinsured CRNA for 50% of certain accident & health exposures CRNA assumed from a third-party insurer. The dispute arose in October 2002 when Continental asserted that the third-party insurer had violated the reinsurance agreement with CRNA in such a way that might give rise to defenses under the reinsurance agreement.

Effective June 2004, Continental and CRNA entered into an Assignment of Rights, Limited Indemnity and Cooperation Agreement (the “Assignment Agreement”) pursuant to which the parties agreed to withdraw their respective demands for arbitration with prejudice. The Assignment Agreement enables Continental, with the cooperation of CRNA, to assert its defenses directly against the insurer and indemnifies CRNA for monetary liability or expenses it incurs resulting from CRNA’s cooperation or Continental’s assertion of its defenses.

Great American Insurance Company arbitration

On July 30, 2004, Great American Insurance Company (“GAIC”) demanded arbitration against CRNA, challenging CRNA’s right to invoke a special termination or settlement clause under certain Automobile Residual Value Proportional Reinsurance Agreements (the “Reinsurance Agreements”) with GAIC and seeking resolution of a billing dispute related to the Reinsurance Agreements. Following an audit by CRNA of the activities related to the Reinsurance Agreements, CRNA determined it was owed approximately $7 million from GAIC, while GAIC maintained that GAIC is owed approximately $15 million from CRNA. Based on the limited information available to date, we are unable to predict CRNA’s chances of prevailing in this action.

Canada Life

On December 21, 2001, The Canada Life Assurance Company, Toronto (“Canada Life”), brought action against Converium Rückversicherung (Deutschland) AG in the U.S. District Court of the Southern District of New York. Canada Life alleged that Converium breached certain quota share retrocession agreements with Canada Life by failing to indemnify its full percentage of Canada Life’s September 11th losses and by failing to post an $82.4 million letter of credit for its liability pursuant to the ISA facilities’ underlying agreements. Converium is disputing this claim on the grounds that its liability under the pertinent contracts is limited and is also raising other contracts defenses. In its decision of April 11, 2002, the U.S. District Court of the Southern District of New York dismissed Canada Life’s action, ruling that The Air Transportation Safety and System Stabilization Act, which Canada Life claimed to give the court jurisdiction over the subject matter, is not applicable. The court ruled that the Act applies broadly to the actions filed by individual victims of the September 11th attacks but does not apply to disputes among reinsurers. The Second Circuit Court of Appeal affirmed the dismissal. As a result of the decision of the U.S. District Court of the Southern District of New York, we sent Canada Life a request to arbitrate. The organizational meeting of the arbitrators took place on October 8, 2003. The hearing is expected to take place in the first quarter of 2005.

We have fully reserved this matter. However, arrangements entered into with Zurich Financial Services provide for this matter to be covered by the agreed-to cap for September 11th related losses provided to us by Zurich Financial Services in conjunction with our initial public offering.

U.S. Securities and Exchange Commission Investigation

In August 2004, CRNA received a request for voluntary production of documents and information from the enforcement staff of the U.S. Securities and Exchange Commission (the “Commission”). As a result of that request, we understand that the Commission is conducting an investigation to determine whether there have been violations of the U.S. federal securities laws in connection with transactions in our securities by certain persons, including certain of our insiders, prior to our announcement on July 19, 2004 that our second quarter 2004 earnings would fall short of expectations due to higher than modeled U.S. casualty loss emergence primarily related to the underwriting years 1997 to 2001.

CRNA has voluntarily responded to the Commission’s request, and intends to continue to cooperate with the Commission.

Regulation

General

The business of reinsurance is regulated in most countries, although the degree and type of regulation varies significantly from one jurisdiction to another. Reinsurers are generally subject to less direct regulation than primary insurers in most countries. In Switzerland and Germany, we operate under relatively less intensive regulatory regimes. Historically, neither Swiss nor German regulations have materially restricted our business. However, in the United States, licensed reinsurers must comply with financial supervision standards comparable to those governing primary insurers. Accordingly, our U.S. subsidiaries are subject to extensive regulation under state statutes, which delegate regulatory, supervisory and administrative powers to state insurance commissioners.

This regulation, which is described in more detail below, generally is designed to protect policyholders rather than investors, and relates to such matters as rate setting; limitations on dividends and transactions with affiliates; solvency standards which must be met and maintained; the licensing of insurers and their agents; the examination of the affairs of insurance companies, which includes periodic market conduct examinations by the regulatory authorities; annual and other reports, prepared on a statutory accounting basis; establishment and maintenance of reserves for unearned premiums and losses; and requirements regarding numerous other matters. U.S. regulations accordingly have in the past materially affected our U.S. business operations, although not, we believe, in a manner disproportionate to or unusual in our industry. We allocate considerable time and resources to comply with these requirements, and could be adversely affected if a regulatory authority believed we had failed to comply with applicable law or regulation.

We believe that Converium and all of its subsidiaries are in material compliance with all applicable laws and regulations pertaining to their business and operations. Set forth below is a summary of the material regulations applicable to us.

Switzerland

Converium AG has received an operating license from the Federal Office of Private Insurance (Bundesamt für Privatversicherungen) (the “FOPI”), an administrative unit of the Swiss Ministry of Finance (Eidgenössisches Finanzdepartment) and is subject to the continued supervision by the FOPI pursuant to the Swiss Insurance Supervisory Act of June 23, 1978, as amended (Versicherungsaufsichtsgesetz). The FOPI has supervisory authority as well as the authority to make decisions to the extent that the Swiss Ministry of Finance is not explicitly designated by law.

Unlike insurance business, which is strictly regulated in Switzerland, regulation of reinsurance business is less intensive and most of the technical rules for direct insurers are not applicable to the reinsurance business. The supervision exercised by the FOPI is mainly indirect through the supervision of direct insurance companies and the reinsurance arrangements which they have established. Reinsurance companies from other countries which conduct only reinsurance business in Switzerland from their foreign domicile are exempt from supervision by the FOPI. Based upon a decree of the Federal Council of November 30, 2001, a commission has been constituted to consider a revision of the overall framework of the Swiss banking and insurance supervision. The first part of the report was released in July 2003 by the commission. The proposal includes the formation of a uniform financial services authority which will comprise the supervision on banks (currently by the Federal Banking Commission) and insurance (currently by the FOPI).

Under current regulations, Swiss insurance and reinsurance companies cannot operate in any field other than reinsurance and insurance. This rule is subject to exceptions, which are granted by the FOPI. Generally, these exceptions apply if the nature and volume of the proposed non-insurance or non-reinsurance business does not threaten the solvency of the company. Investments in an entity operating outside the reinsurance or insurance field are subject to supervisory authority approval if the investment represents more than 20% (or 10% in the case of a life insurance business) of the share or cooperative capital of the non-insurance entity or if the investment represents more than 10% of the insurer’s or reinsurer’s shareholders’ equity. Approval is granted if the investment does not threaten the solvency of the company.

The FOPI requires each reinsurance company to submit a business plan which provides details about the calculation of its technical reserves and about its retrocession policies, and information about the reinsurer’s solvency. The FOPI initially examines documents relating to the company’s solvency, organization and management. If all legal requirements are met, an operating license is granted by the Swiss Ministry of Finance. Thereafter, companies must submit an annual business report, including financial statements, detailing information on all aspects of their business activities, such as premium income, paid out benefits, reserves and profits.

The Versicherungsaufsichtsgesetz is currently subject to a total revision. The draft proposal passed by the Swiss Federal Council, on May 9, 2003, is currently subject of the discussions in the Swiss parliament. The final revised Act is expected to become effective, at the earliest, as of January 1, 2005. The main changes resulting from the revised Act relate to the amended definition of solvency (Art. 9 of the proposal), which will include consideration of financial and operational risks, an emphasis on the control of corporate governance elements by the Swiss insurance supervisory authority and an increased transparency and consumer protection. The solvency related amendments will result in the Swiss regulatory system introducing a system, which pre-empts the forthcoming changes in the EU, based upon Solvency II.

Enhanced oversight by the FOPI

By letter dated September 27, 2004, the FOPI has requested that Converium AG provide notice to the Swiss regulators on certain intra-group transactions between Converium AG and its subsidiaries including loans, guarantees, cost sharing agreements, capital injections, and investments in subsidiaries. We are currently in discussions with the FOPI as to the form and content of the notifications that will be required.

United States

Agreement with Connecticut Department of Insurance

As a result of the $384.7 million reserve strengthening charge we recorded in the second quarter of 2004 and our proposed plans to reorganize our North American business, the Connecticut Insurance Department (the “Department”) has implemented additional financial monitoring of CRNA. CRNA has entered into a letter of understanding with the Department pursuant to which CRNA will be prevented from taking a number of actions without first obtaining the Department’s approval, including:

•	making any material change in its management or operations;

•	making any withdrawal of monies from its bank accounts, disbursements or payments outside the ordinary course of the business run-off;

•	incurring any debt, obligation or liability for borrowed money not related directly to the ordinary course of the business run-off;

•	writing, assuming or issuing any new insurance policies;

•	making any dividend payment or other payment or distribution to or engaging in any transaction, or entering into any agreement directly or indirectly with its parent company, or any affiliated company;

•	entering into any new material reinsurance agreement; and

•	entering into any sales, purchases, exchanges, loans, extensions of credit or investments not in the ordinary course of its run-off business.

In addition, CRNA will be required to provide to the Department written reports on a monthly basis containing detailed information on all commutations of reinsurance treaties and related activities, including specific impact on CRNA’s statutory financial statements, as well as any additional reports that the Department reasonably determines are necessary to ascertain the financial condition of the Company. Senior management of CRNA will be required to meet with Department staff on a weekly basis to provide updates on the status of CRNA. The letter of understanding does not preclude the Department from initiating any further actions that it deems in its discretion to be necessary for the protection of CRNA’s policyholders, reinsureds and the public.

The foregoing requirements will continue until March 15, 2005, at which time the Department will reassess the financial condition of CRNA.

General U.S. state supervision

Insurance and reinsurance regulation is enforced by the various state insurance departments and the extent and nature of regulation varies from state to state. CRNA is a Connecticut-domiciled reinsurer which is licensed, accredited or approved in all 50 states, is an accredited reinsurer in the District of Columbia, is an admitted reinsurer for the United States Treasury and has a license to transact certain lines of business in Canada. Pursuant to its letter of understanding with the Department, CRNA currently must seek prior approval from the Department to write, assume or issue any new policies in the United States. In addition, CRNA is amending its Canadian license to restrict its activities to servicing existing policies. CINA is a New Jersey-domiciled insurer licensed in 49 states (excluding only New Hampshire) and the District of Columbia (as a reinsurer). In addition, some states consider an insurer to be “commercially domiciled” in their states if the insurer writes insurance premiums that exceed certain specified thresholds. As a “commercially domiciled” insurer, an insurer would be subject to some of the requirements normally applicable only to insurers domiciled in those states, including, in particular, certain requirements of the insurance holding company laws. Neither CRNA nor CINA is currently “commercially domiciled” in any state.

Insurance holding company regulation

We and our U.S. insurance and reinsurance subsidiaries are subject to regulation under the insurance holding company laws of various states. The insurance holding company laws and regulations vary from state to state, but generally require insurers and reinsurers that are subsidiaries of insurance holding companies to register and file with state regulatory authorities certain reports including information concerning their capital structure, ownership, financial condition and general business operations. Generally, all transactions involving the insurers in a holding company system and their affiliates must be fair and, if material, require prior notice and approval or non-disapproval by the state insurance department. Further, state insurance holding company laws typically place limitations on the amounts of dividends or other distributions payable by insurers and reinsurers. Connecticut and New Jersey, the jurisdictions in which CRNA and CINA are domiciled, each provide that, unless the prior approval of the state insurance commissioner has been obtained, dividends may be paid only from earned surplus and the annual amount payable is limited to the greater of 10% of policyholder surplus at the end of the prior year or 100% of statutory net income for the prior year (excluding realized gains, in the case of the New Jersey insurer). In addition, CRNA may not, for a period of two years from the date of any change of control, make any dividends to its shareholders without the prior approval of the Insurance Commissioner. Further, pursuant to its letter of understanding with the Department, CRNA may not make any dividend payment without prior approval from the Department.

State insurance holding company laws also require prior notice or state insurance department approval of changes in control of an insurer or reinsurer or its holding company. The insurance laws of Connecticut and New Jersey provide that no corporation or other person may acquire control of a domestic insurance or reinsurance company unless it has given notice to such company and obtained prior written approval of the state insurance commissioner. Any purchaser of 10% or more of the outstanding voting securities of an insurance or reinsurance company or its holding company is presumed to have acquired control, unless this presumption is rebutted. Therefore, an investor who intends to acquire 10% or more of our outstanding voting securities may need to comply with these laws and would be required to file notices and reports with the Connecticut and New Jersey insurance commissioners prior to such acquisition.

In addition, many state insurance laws require prior notification to the state insurance department of a change in control of a non-domiciliary insurance company licensed to transact insurance in that state. While these pre-notification statutes do not authorize the state insurance departments to disapprove the change in control, they authorize regulatory action in the affected state if particular conditions exist such as undue market concentration. Any future transactions that would constitute a change in control of CHNA or either of its U.S. insurance subsidiaries may require prior notification in the states that have adopted pre-acquisition notification laws.

Insurance regulation

As a licensed primary insurer, CINA is subject to broad state insurance department administrative powers with respect to all aspects of the insurance business including: licensing to transact business, licensing agents, admittance of assets to statutory surplus, regulating premium rates, approving policy forms, regulating unfair trade and claims practices, methods of accounting, establishing reserve requirements and solvency standards, and regulating the type, amounts and valuations of investments permitted and other matters.

State insurance laws and regulations require our U.S. insurance and reinsurance subsidiaries to file financial statements with insurance departments everywhere they do business, and the operations of our U.S. insurance and reinsurance subsidiaries and accounts are subject to the examination by those departments at any time. Our U.S. insurance and reinsurance subsidiaries prepare statutory financial statements in accordance with accounting practices and procedures prescribed or permitted by these departments.

State insurance departments conduct periodic examinations of the books and records, financial reporting, policy filings and market conduct of insurance companies domiciled in their states, generally once every three to five years. Examinations are generally carried out in cooperation with the insurance departments of other states under guidelines promulgated by the National Association of Insurance Commissioners (the “NAIC”). The Connecticut Insurance Department last completed a financial examination of CRNA for the five-year period ending December 31, 2002. The New Jersey Department of Banking and Insurance last completed a financial examination of CINA for the five-year period ending December 31, 2000.

Reinsurance regulation

CRNA is subject to regulation and supervision that is similar to the regulation of licensed primary insurers in many respects. Generally, state regulatory authorities monitor compliance with, and periodically conduct examinations regarding, state mandated standards of solvency, licensing requirements, investment limitations, restrictions on the size of risks which may be reinsured, deposits of securities for the benefit of reinsureds, methods of accounting, and reserves for unearned premiums, losses and other purposes. However, in contrast with primary insurance policies which are regulated as to rate, form and content, the terms and conditions of reinsurance agreements generally are not subject to regulation by state insurance regulators.

CRNA is accredited or approved to write reinsurance in certain states. The ability of any primary insurer, as reinsured, to take credit for the reinsurance placed with reinsurers is a significant component of reinsurance regulation. Typically, a primary insurer will only enter into a reinsurance agreement if it can obtain credit on its statutory financial statements for the reinsurance ceded to the reinsurer. Credit is usually granted when the reinsurer is licensed or accredited in the state where the primary insurer is domiciled. In addition, many states allow credit for reinsurance ceded to a reinsurer that is licensed in another state and which meets certain financial requirements, or if the primary insurer is provided with collateral to secure the reinsurer’s obligations.

U.S. reinsurance regulation of our non-U.S. reinsurance subsidiaries

Converium AG and Converium Rückversicherung (Deutschland) AG, our non-U.S. reinsurance subsidiaries, also assume reinsurance from primary U.S. insurers. In order for primary U.S. insurers to obtain financial statement credit for the reinsurance obligations of our non-U.S. reinsurers, our non-U.S. reinsurers must satisfy reinsurance requirements. Non-U.S. reinsurers that are not licensed in a state generally may become accredited by filing certain financial information with the relevant state commissioner and maintaining a U.S. trust fund for the payment of valid reinsurance claims in an amount equal to the reinsurer’s U.S. reinsurance liabilities covered by the trust plus an additional $20 million. In addition, unlicensed and unaccredited reinsurers may secure the U.S. primary insurer with funds equal to its reinsurance obligations in the form of cash, securities, letters of credit or reinsurance trusts.

NAIC ratios

The NAIC has developed a set of financial relationships or tests known as the NAIC Insurance Regulatory Information System to assist state regulators in monitoring the financial condition of insurance companies and identifying companies that require special attention or action by insurance regulatory authorities. Insurance companies generally submit data quarterly to the NAIC, which in turn analyzes the data using prescribed financial data ratios, each with defined “usual ranges.” If an insurance company’s results vary significantly from expected ranges, regulators may make further inquiries. Regulators have the authority to impose remedies ranging from increased monitoring to certain business limitations to various degrees of supervision. For example, as a result of having two IRIS loss reserve tests fall outside of the specified parameters as of December 31, 2001 and December 31, 2002, CRNA was required by the State of New York Insurance Department to engage a qualified independent loss reserve specialist to render an opinion as to the adequacy of its loss and loss adjustment expense reserves at December 31, 2002 and December 31, 2003, respectively.

Risk-based capital

The Risk-Based Capital for Insurers Model Act (the “Model Act”) as it applies to non-life insurers and reinsurers, was adopted by the NAIC in 1993. The main purpose of the Model Act is to provide a tool for insurance regulators to evaluate the capital of insurers relative to the risks assumed by them and determine whether there is a need for possible corrective action. U.S. insurers and reinsurers are required to report the results of their risk-based capital calculations as part of the statutory annual statements filed with state insurance regulatory authorities. The Model Act provides for four different levels of regulatory actions based on annual statements, each of which may be triggered if an insurer’s Total Adjusted Capital, as defined in the Model Act, is less than a corresponding level of risk-based capital (“RBC”).

The Company Action Level is triggered if an insurer’s Total Adjusted Capital is less than 200% of its Authorized Control Level RBC, as defined in the Model Act. At the Company Action Level, the insurer must submit a RBC plan to the regulatory authority that discusses proposed corrective actions to improve its capital position. The Regulatory Action Level is triggered if an insurer’s Total Adjusted Capital is less than 150% of its Authorized Control Level RBC. At the Regulatory Action Level, the regulatory authority will perform a special examination of the insurer and issue an order specifying corrective actions that must be followed. The Authorized Control Level is triggered if an insurer’s Total Adjusted Capital is less than 100% of its Authorized Control Level RBC, and at that level the regulatory authority is authorized (although not mandated) to take regulatory control of the insurer. The Mandatory Control Level is triggered if an insurer’s Total Adjusted Capital is less than 70% of its Authorized Control Level RBC, and at that level the regulatory authority must take regulatory control of the insurer. Regulatory control may lead to rehabilitation or liquidation of an insurer. As of December 31, 2003, the Total Adjusted Capital of each of our U.S. reinsurance subsidiary and our U.S. insurance subsidiary exceeded amounts requiring company or regulatory action at any of the four levels. As indicated above, risk-based capital calculations are reported to insurance regulatory authorities as part of its statutory annual statements, and RBC levels are reported as of the calendar year then ended. Accordingly, although we are not required to report RBC levels as of June 30, 2004 we believe that Total Adjusted Capital of CRNA would in all likelihood be less than its Company Action Level RBC, which would require us to submit an RBC plan to the Department discussing proposed corrective actions it will take to improve its capital position. We do not believe Total Adjusted Capital as of June 30, 2004 of CRNA would be less than its Regulatory Action Level RBC.

The Gramm-Leach-Bliley Act

In November 1999, the Gramm-Leach-Bliley Act of 1999 (the “GLBA”) was enacted, implementing fundamental changes in the regulation of the financial services industry in the United States. The GLBA permits the transformation of the already converging banking, insurance and securities industries by permitting mergers that combine commercial banks, insurers and securities firms under one holding company, a “financial holding company.” Bank holding companies and other entities that qualify and elect to be treated as financial holding companies may engage in activities, and acquire companies engaged in activities that are “financial” in nature or “incidental” or “complementary” to such financial activities. Such financial activities include acting as principal, agent or broker in the underwriting and sale of life, property, casualty and other forms of insurance and annuities. However, although a bank cannot act as an insurer nor can it own an insurer as a subsidiary in most circumstances, a financial holding company can own any kind of insurer, insurance broker or agent. Under the GLBA, national banks retain their existing ability to sell insurance products in some circumstances.

Under state law, the financial holding company must apply to the insurance commissioner in the insurer’s state of domicile for prior approval of the acquisition of the insurer. Under the GLBA, no state may prevent or restrict affiliations between banks and insurers, insurance agents or brokers. Further, states cannot prevent or significantly interfere with bank or bank subsidiary sales activities. Finally, both bank and bank affiliates can obtain licenses as producers.

Until the passage of the GLBA, the Glass-Steagall Act of 1933, as amended, had limited the ability of banks to engage in securities-related businesses, and the Bank Holding Company Act of 1956, as amended, had restricted banks from being affiliated with insurers. With the passage of the GLBA, among other things, bank holding companies may acquire insurers, and insurance holding companies may acquire banks.

Insurance Guaranty Association assessments

Each state has insurance guaranty association laws under which property and casualty insurers doing business in the state may be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. These laws do not apply to reinsurers. Typically, states assess each member insurer in an amount related to the member insurer’s proportionate share of the business written by all member insurers in the state. Extraordinary loss experience, loss reserve deficiencies, or prior investment results may result in the insolvency of certain U.S. insurance companies, increasing the possibility that our U.S. insurance subsidiaries will be assessed by state insurance guaranty associations. While we cannot predict the amount and timing of any future assessments on our insurance companies under these laws, we have established reserves that we believe are adequate for assessments relating to insurance companies that are currently subject to insolvency proceedings.

Terrorism legislation

On November 26, 2002, President George W. Bush signed into law the Terrorism Risk Insurance Act of 2002 (“TRIA”). This legislation establishes a program under which the Federal government will share the risk of loss arising from future terrorist attacks with the insurance industry. The law does not apply to reinsurers, and the federal government does not share in the risk of loss emanating from future terrorist attacks with the reinsurance industry. Each reinsurer is free to make its own contractual arrangements with its ceding partners, as it deems appropriate.

Regarding our ceding companies, TRIA offers a three-year program, imposes a deductible that must be satisfied before federal assistance is triggered and contains a coinsurance feature. The deductible is based on a percentage of direct earned premiums for commercial insurance lines from the previous calendar year. It rises from 1% during the transition period, running from the date of enactment to December 31, 2002, to 7% during year one of the program (2003), 10% during year two, and 15% in year three. The federal program covers 90% of losses in excess of the applicable deductible, while the insurance company retains the remaining 10%. The program imposes an annual cap of $100 billion on covered losses. Participation in the program for insurers providing commercial property and casualty insurance is mandatory. While TRIA appears to provide the property and casualty sector with an increased ability to withstand the effect of potential terrorist events during the next three years, any company’s results of operations or equity could nevertheless be materially adversely impacted, in light of the unpredictability of the nature, targets, severity or frequency of such potential events. In June of 2004, the U.S. Treasury Department extended the “make available” provisions of TRIA until December 31, 2005. These provisions, originally scheduled to expire on December 31, 2004, require insurers to offer terrorism insurance coverage in all commercial property and casualty insurance policies. While the U.S. Congress is considering legislation to extend TRIA beyond its scheduled expiration on December 31, 2005, the success of such efforts to extend the program is uncertain.

Proposed U.S. legislation regarding U.S. asbestos liability

The U.S. Senate is considering a bill called the Fairness in Asbestos Injury Resolution Act of 2004. The proposed bill would establish a privately financed trust fund to provide payments to individuals with asbestos-related illnesses and would remove asbestos claims from the tort litigation system. The trust would be funded with more than $100 billion and would be financed by primary insurers, reinsurers and industrial enterprises. The insurance industry would be responsible for funding a certain share of the total costs. The proposed bill would establish a U.S. Court of Asbestos Claims as the sole forum for asbestos claim resolution and would establish medical criteria to ensure that only people who showed signs of asbestos-related illnesses would be entitled to payments from the trust.

It is difficult to predict whether the proposed bill will be enacted, and if so, what proportion of trust fund monies the insurance industry will be responsible to provide. Additionally, it is difficult to predict how the insurance industry’s obligations to provide the trust fund monies would be allocated among industry participants.

Germany

Converium Rückversicherung (Deutschland) AG is regulated in Germany and is engaged exclusively in the reinsurance business. It is thus an insurance enterprise within the meaning of the German Insurance Supervision Act and as such is subject to governmental supervision. This supervision is exercised by the Federal Insurance Supervisory Office (BaFin) located in Bonn.

In contrast to insurance enterprises, companies that engage exclusively in reinsurance activities are subject to a less extensive scope of governmental supervision. The supervisory authority’s monitoring of reinsurers consists of ensuring that they comply with the specific accounting regulations applicable to insurance enterprises. For this purpose, reinsurance enterprises are required to submit quarterly and annual financial statements to the supervisory authority.

In addition, reinsurers are obligated to submit detailed reports on the nature and volume of their business to the supervisory authority in accordance with the Ordinance on Reporting by Insurance Enterprises to the Federal Insurance Supervisory Office.

The supervisory authority may, at its discretion, perform inspections at the reinsurer’s premises to verify compliance with these statutory obligations.

In current practice, German reinsurers generally are only supervised indirectly, principally through the supervision of primary insurance companies. In particular, the Federal Insurance Supervisory Office requires German insurance companies to monitor their reinsurance agreements, which has led to the creation of internal rating systems for reinsurers by German insurance companies.

The German legislative is currently considering a draft act that would fully integrate the reinsurance industry into the regulatory scheme applicable to the insurance industry under the proposed EU Directive on reinsurance. See “— European Union directives.” The new law is intended to become effective by January 1, 2005. The new regulation would impact various aspects of reinsurers, including legal form of the company, location of the headquarters, qualification of the executive management, control procedures towards shareholders, investment principles, solvency requirements and special intervention rights for the supervising bodies. However, the precise form and substance of such regulation is currently unknown.

United Kingdom

Converium Insurance (UK) Ltd. (“CIL”) is subject to U.K. insurance regulation and the supervision by the UK Financial Services Authority (FSA). It is anticipated that the U.K. regulatory environment will be subject to considerable change between 2004 and 2006. This will include adoption of increased solvency requirements, which are based upon the EU Solvency I Directive. The latter will trigger increased capital requirements for certain liability business. Prior to the introduction of the EU Solvency II Directive, the FSA is expected to introduce “enhanced capital requirements” for general insurers, which will include capital charges based upon assets, claims and premium (Consultation Paper CP 190). CIL has taken steps to anticipate the new requirements, in particular the initial capitalization of the company has been set at a level that is expected to meet the enhanced capital requirements for general insurers set out in CP190.

European Union directives

Our businesses in the United Kingdom and Germany, as well as in the other member states of the EU and the European Economic Area, (the “EEA”), are impacted by EU directives. These directives are implemented through legislation in each member state. Switzerland, which is not a member state of the EU, entered into a treaty with the EU in 1989 which allows Swiss direct insurers, other than life insurers, the free establishment of branches and subsidiaries within the EU. Without being part of the EEA nor being bound by contract, Switzerland reviews and largely conforms its financial services regulations with EU directives.

In April 2004, the EC presented a proposal for the EU Directive on reinsurance, which will now be considered under the procedure known as co-decision for adoption by the European Parliament and Council. The proposed EU Directive, if and when adopted, will essentially establish the principles applicable to the operation of reinsurance business in a Member State and rules regarding technical provisions and the solvency requirements applicable to reinsurance companies. The EU Directive is based largely on solvency related concepts stipulated in the prior directive adopted by the EU for insurance companies. The proposed EU Directive does not currently provide for any discrimination of non-EU based reinsurance companies. However, if the final adopted EU Directive should include such discriminatory regulations, this could be a disadvantage for Converium AG in its doing business in the EU, as Converium AG derives a substantial proportion of its revenues within the EU and any competitive disadvantage we face there could have an adverse effect on our financial condition, result of operations or cash flows.

Asia

Restrictions imposed by the Monetary Authority of Singapore

Citing recent developments affecting the Converium Group, the Monetary Authority of Singapore has imposed certain restrictions on the conduct of our business originating from our Singapore branch. Our Singapore branch must, among other things:

•	cease issuing any new loans out of insurance funds;

•	cease acting as a guarantor/surety;

•	cease investing in the equities of related companies; and

•	refrain from appointing foreign custodians for any of the assets of the branch.

Canada

Amended approval by the Office of Superintendent of Financial Institutions

Effective September 14, 2004, the Office of the Superintendent of Financial Institutions amended its order approving CRNA’s insuring of risks in Canada. The amended order limits such activity to the business of reinsurance and to the servicing of existing policies.

Management

Board of Directors

Converium’s global strategy is set by the Board, the body with ultimate responsibility for Converium’s policies and management, including investment, treasury, solvency and liquidity policies. The Board consists of no less than four and no more than nine members. Currently it comprises seven. With wide-ranging experience in the reinsurance sector, this group represents an appropriate mix of skills for the effective governance of a major international reinsurance organization. The Board oversees our affairs and offers regular directives to the GEC. All Board members are non-executive, independent of management, and have never held an executive position within Converium or any of its subsidiaries. No interlocking directorships exist between the Board members of Converium and board members of any other company.

The composition of the Board includes a cross section by geography and professional experience, as well as a reasonable age distribution. The members of the Board are elected for a term of office of not more than three years, after which they become eligible for re-election. In case of the election of a substitute, the new Board member finishes the term of office of the predecessor. The Board is headed by the Chairman or, following him, the Vice-Chairman. It meets as often as circumstances require, but at least four times per year. In 2003 the Board met five times. Meetings generally last one day, with committee meetings preceding Board meetings. Board agendas are set by the Chairman. At each of its meetings the Board must be informed, through formal reports of the Chief Executive Officer and the members of the GEC, about the course of the business and the activity of the business segments and the GEC. In case of important business incidents, the Board must be informed without delay. Furthermore, each Board member receives appropriate information with respect to any matter to be considered by the Board. For financial reporting purposes, this includes an appropriate quarterly reporting package comprising financial and investment information including consolidated financial accounts of the company and its business segments.

Members of the GEC and other executives attend meetings at the Chairman’s invitation. The General Legal Counsel, as secretary to the Board, attends Board meetings on a regular basis. In addition, Board members meet at regularly scheduled sessions without management. Furthermore, teleconferences and meetings between Board members and members of the GEC are held to resolve formal matters or to exchange information. The Board performs an annual self-evaluation and sets its objectives based upon this evaluation. Annually it reviews the performance of the CEO and approves his objectives. The Head of Internal Audit reports directly to the Audit Committee, and the Board meets regularly with Converium’s external auditors and as may be necessary with outside consultants to review the business, better understand all laws and policies, and support the management in meeting requirements and expectations.

The members of the Board, their dates of birth, nationality and terms of office are as follows:

Name	Date of Birth	Nationality	Term Expires in

Peter C. Colombo (Chairman)(1)(2)(4)	June 15, 1934	Swiss	2007
Georg Mehl (Vice-Chairman)(1)(2)(4)	August 11, 1939	German	2006
Terry G. Clarke(1)(2)(3)(5)	October 31, 1941	British	2007
Derrell J. Hendrix	August 9, 1953	American	2007
George G. C. Parker(3)(4)	March 29, 1939	American	2006
Anton K. Schnyder(1)(2)	November 29, 1952	Swiss	2006

(1)	Member of the Nomination Committee

(2)	Member of the Remuneration Committee

(3)	Member of the Finance Committee

(4)	Member of the Audit Committee

(5)	In connection with his appointment to the position of Managing Director, Mr. Clarke resigned from the Audit Committee. Mr. Clarke will attend meetings of the Audit Committee as a standing invitee. Mr. Clarke also resigned as the Chairman of the Nomination Committee.

Peter C. Colombo started his professional career with Gerling Group in Cologne in 1959 and was Principal Officer of Gerling Global Reinsurance Company in London from 1963 to 1965. From 1965 through 1998 he worked for Union Reinsurance Company in Zurich with various responsibilities. Mr. Colombo served as President and CEO of Union Reinsurance Company from 1989, with appointments as Managing Director in 1996 and as Deputy Chairman of the board of directors in 1997. He also serves as Deputy Chairman of the board of directors of Generali (Schweiz) Holding AG, Zurich, Switzerland, and as a member of the advisory board of the Barmenia Group in Wuppertal, Germany. Mr. Colombo holds a Bachelor of Social Sciences degree (Economics and Politics) from the University of Birmingham, England.

Georg Mehl served as a consultant for the Wüstenrot & Württembergische Group, Stuttgart, Germany, since 2001 and in addition as a member of the Executive Management Board of Hanse-Marine-Versicherung-AG, Hamburg, Germany, until the end of 2003. Previously, he served in a series of positions with the Württembergische Group, most recently as CEO of Wüstenrot & Württembergische AG. Before, Georg Mehl had worked for almost 30 years for the Allianz Group, Hamburg and Munich, Germany. He is Chairman of the board of directors of Sektkellerei Schloss Wachenheim AG, Trier, Germany. Mr. Mehl also serves as a member of the supervisory or advisory boards of several German financial services and commercial institutions. He graduated from the German Insurance Academy in Cologne, Germany, in 1961.

Terry G. Clarke was a consulting actuary with Tillinghast Towers Perrin and a Principal of Towers Perrin. He joined their London office in 1986 and was Managing Principal of Tillinghast’s North America practice. He retired from Tillinghast at the end of 2001. From 1978 until 1986 Mr. Clarke was a member of the Norwich Winterthur Group senior management team. Prior to 1978, he held various positions in the Norwich Union Group. Mr. Clarke qualified as a Fellow of the Institute of Actuaries in 1967, and is co-author of several papers on non-life insurance subjects as well as a tutor and examiner. He is a member of a number of professional committees both in the United Kingdom and in Continental Europe. Mr. Clarke also serves as our Managing Director.

Derrell J. Hendrix is the Manager and Chief Executive Officer of The RISConsulting Group LLC, a Boston-based risk management consulting company which he founded in 1996 together with Hannover Rückversicherungs AG (through its United States subsidiary, Insurance Corporation of Hannover). Mr. Hendrix served from 1995 to 1996 as Managing Director and Head of

Derivatives at the Bank of Boston. He began his career at Citibank in 1977 and from 1980 through 1995 he held various department head positions in Citicorp’s banking and investment banking operations in Toronto, Hong Kong and London. Mr. Hendrix holds a Master of Arts from the Fletcher School of Law and Diplomacy, Medford, Massachusetts, and a Bachelor of Arts from Amherst College, Amherst, Massachusetts.

George G. C. Parker is the Dean Witter Distinguished Professor of Finance and Management, Graduate School of Business, Stanford University, Stanford, California. From 1993 to 2001, Professor Parker was Senior Associate Dean for Academic Affairs and Director of the MBA Program at Stanford. Professor Parker served as Director for Executive Education, Stanford Business School, between 1979 and 1988, and from 1973 to 1979 he was Director of the Stanford Sloan Program for Executives. He is currently a board member of California Casualty Group of Insurance Companies, San Mateo, California; Continental Airlines Inc., Houston, Texas, and various other U.S.-based companies. He graduated from Haverford College, Pennsylvania, with a degree in economics in 1960, and received an MBA in finance in 1962 and a doctorate in finance in 1967, both from Stanford.

Anton K. Schnyder served as a full professor for private law at the University of Basel, Switzerland, from 1993 to 2003. As of summer term 2003 he has been appointed to Zurich University as a full professor for private and international as well as comparative law. In 1994 he was appointed Vice President of the Federal Appeal Commission supervising private insurance. From 1987 to 1993, Professor Schnyder served as a corporate legal adviser to the Zurich Insurance Group and from 1992 as a member of the executive staff. He graduated from Zurich University, Switzerland, in 1978 and received his doctorate degree in 1981, being awarded the Professor-Walther-Hug-Prize for his doctoral thesis. Additionally, he holds a Master of Laws from the University of California, Berkeley. For many years he has been a special adviser to the governments of Switzerland and Liechtenstein for insurance legislation. Currently Professor Schnyder is Chairman of the working party for a revision of the Swiss Insurance Contract Law.

The business address for each member of the Board is Converium Holding AG, Baarerstrasse 8, CH-6300 Zug, Switzerland.

Compensation of directors

Directors’ fees have been determined to ensure that we can attract and retain high caliber individuals appropriate to serve a global reinsurance organization. We also grant equity-based compensation to our directors.

During 2003 the Board reviewed its overall compensation structure in consideration of its increased workload and emphasis on enlarged committee work and more complex corporate governance rules. For the term beginning with the Ordinary General Meeting 2003 on May 27, 2003 the Board resolved to increase its cash compensation, to include the grant of restricted shares as part of its equity compensation and to introduce compensation for the work performed in Board committees. For the office term 2003/2004, basic cash compensation for an ordinary Board member, set at $74,000, includes compensation for one committee membership. Board members are entitled to receive an equity compensation granted at the end of the respective period for which it is due, which shall comprise Converium shares equal to a value of $18,500 with a restriction period of three years, and share options equal to a value of $18,500 calculated on the Black Scholes formula on the basis of Converium’s share price at the beginning of the period. The Chairman is entitled to an increase of 50% and the Vice-

Chairman to one of 25% of the individual elements of the compensation package. The following compensation was agreed for membership in a second and third committee:

•	$2,960 for membership of a second committee;

•	$2,200 for membership of a third and any subsequent committee and additionally; and

•	$3,700 if the member holds one or more chairmanships in the committees.

The table below illustrates the compensation paid to each Board member in 2003. Cash compensation paid at the date of each Ordinary General Meeting comprises 50% of the cash compensation due for the ending annual period and 50% for the commencing annual period.

		Shares	Shares held at	Options	Options held at
	Cash	allocated in	December 31,	allocated	December 31,
Board Member	Compensation	2003	2003(1)	in 2003(2)	2003

Peter C. Colombo	$92,274	-	310	2,797	4,203
Georg Mehl	77,635	-	200	2,237	3,362
Terry G. Clarke	62,996	-	-	1,864	2,545
Derrell J. Hendrix	58,556	-	-	1,864	2,801
George G. C. Parker	61,886	-	300 (3)	1,864	2,801
Anton K. Schnyder	60,036	-	-	1,864	2,801

(1)	Includes shares personally bought. As of June 30, 2004, each Board member held our registered shares or American Depositary Shares.

(2)	Options vest immediately, have a term of 10.5 years and an exercise price equal to fair market value at the beginning of the period for which they were granted.

(3)	Held in the form of 600 American Depositary Shares.

In addition, Converium has retained The RISConsulting Group LLC for certain consulting services. Mr. Hendrix is Manager and Chief Executive Officer of The RISConsulting Group LLC. In addition, Mr. Hendrix is a Manager and owner of approximately 57% of the outstanding share capital of RISC Ventures LLC, a Delaware-based limited liability company created to manage and operate companies engaged in commercializing technologies and intellectual properties developed by The RISConsulting Group LLC and its affiliates. In April 2004, Converium AG invested $2.0 million in RISC Ventures LLC for an approximately 17.5% ownership interest in the entity. For 2003 Converium paid total fees of $251,817 to The RISConsulting Group LLC.

In 2003 neither Converium nor any of its subsidiaries granted loans, advance payments or credit lines to Board members, senior management or parties closely related to them. As of the end of December 2003 no such loans, advance payments or credit lines are outstanding. No shares and options are held by closely linked parties of the members of the Board.

Board committees

The Board has four committees, which meet in conjunction with or prior to Board meetings, as necessary, and regularly report and submit proposals to the Board. Each committee has a Chairman who directs the meetings according to a set agenda, and a secretary, currently being the General Legal Counsel.

The Nomination Committee

Our Nomination Committee comprises at least three Board members and currently comprises four. It appoints and dismisses the Head of Internal Audit and outside directors of Converium companies, unless such appointment or dismissal is required by regulatory law or order, in which case such appointment or dismissal lies in the responsibility of the CEO. The Nomination Committee proposes to the Board the appointment of Board members and the members of its committees and their Chairmen, the Chairman and Vice-Chairman of the Board and the members of the GEC. It defines and implements procedures for the annual self-evaluation of the Board’s and the committees’ performance; for the annual statement of independence of the Board and disclosure of any conflict of interests and any agreements concluded with the company or any of its subsidiaries; and for the orientation program for new Board members. Standing invitees are the CEO and the Chief Human Resources Officer. In 2003 the Nomination Committee held six meetings.

The Remuneration Committee

Our Remuneration Committee comprises at least three Board members and currently comprises four. It sets the compensation levels for the GEC and the Head of Internal Audit and proposes to the Board the remuneration for the CEO, as well as the principles of compensation, of the incentive schemes, and bonus payments to employees. Standing invitees are the CEO and the Chief Human Resources Officer. In 2003 the Remuneration Committee held five meetings.

The Finance Committee

Our Finance Committee comprises at least three Board members and currently comprises three. It approves external providers of asset management services and capital increases in subsidiaries between $5 million and $20 million. It submits to the Board for its approval the accounting standards framework for Converium, the annual budget and financial plans, investment and treasury policy, solvency and liquidity planning, strategic asset allocation, tax planning, the allocation of expenses to be charged to the Corporate Center, capital increases and the use of contingent or authorized capital, year-end results and dividend policy, as well as exchange listings and de-listings. Standing invitees are the CEO and the CFO. In 2003 the Finance Committee held six meetings.

The Audit Committee

Our Audit Committee comprises the Chairman of the Board and the Chairmen of the Finance, Nomination and Remuneration Committees. Only independent and financial literate Directors are eligible to serve on the Audit Committee. In order to qualify as independent, a member may not accept any consulting, advisory or compensatory fee from the company. In addition, an Audit Committee member may not be a person affiliated with the company or any of its subsidiaries. In 2003 all Audit Committee members took part in a U.S. GAAP training session arranged with the assistance of our external auditor. The Audit Committee reviews and approves the quarterly financial statements, except year-end results; approves and supervises the implementation of Converium’s Audit Charter, including the review of internal control systems and Converium’s risk management and auditing processes; reviews and assesses significant accounting and reporting issues; oversees external and internal auditors and the external and internal audit process; assesses the accuracy of the annual financial statements and determines that appropriate accounting principles have been applied; and liaises with Converium’s Risk Management functions to identify Converium’s areas of greatest risk and to assess management’s role in mitigating the risks. Standing invitees are the CEO, the Head of Internal Audit and the external auditor and, with respect to meetings regarding our quarterly financial results for the first three quarters of each fiscal year, the CFO and the CRO. In 2003 the Audit Committee held seven meetings.

The Audit Committee is supported in its supervisory task by Internal Audit, which reports directly to the Audit Committee. Internal Audit is committed to the Standards for Professional Practice of Internal Auditing set out by the Institute of Internal Auditors. The strategic goals of the Internal Audit department, which were formally approved by the Audit Committee, are as follows:

•	To evaluate the reliability and controls of the financial and risk reporting systems and to provide reasonable assurance that material errors and irregularities will be detected on a timely basis;

•	To evaluate the integrity of financial information;

•	To evaluate compliance with policies, plans, procedures, regulations, laws and contracts;

•	To safeguard company assets;

•	To evaluate and promote efficient use of resources; and

•	To coordinate and manage, on behalf of the Audit Committee, the relationships with the public accounting firms working for Converium.

The Internal Audit department currently consists of nine persons and covers all operations of Converium worldwide. Internal Audit has unrestricted access to all relevant information and documents.

The Board has determined that a member of our Audit Committee, George G. C. Parker, is an audit committee financial expert and is “independent” under the rules of the New York Stock Exchange.

Global Executive Committee

The Board has delegated the management of Converium to the CEO, subject to the powers and duties delegated to the committees of the Board, the Chairman and Vice-Chairman, the GEC, the business segments and the Corporate Center, as described in the Organizational By-Laws. The GEC comprises an executive management team of eight members. It is responsible for implementing Converium’s global strategy, ensuring effective collaboration between each subsidiary, the business segments, and reviewing progress against financial and operating plans as approved by the Board.

On September 23, 2003 the Board of Directors appointed four new members to the GEC in connection with the changes to Converium’s organizational and financial reporting structures and its Organizational By-Laws. They are Hans Peter Boller, Christian Felderer, Christoph Ludemann and Gary Prestia. Mr. Prestia resigned effective September 10, 2004. The Board also approved changes to the assigned responsibilities of the GEC. At the same time Richard Smith, CEO of CRNA and a member of the GEC, stepped down, as planned, from his responsibilities. Converium has not entered into management contracts with other companies which transfer key management functions.

The members of the GEC, their dates of birth, nationality and positions held are as follows:

Name	Date of birth	Nationality	Position held

Dirk Lohmann	November 8, 1958	German	Chief Executive Officer
Frank Schaar	April 16, 1960	German	Executive Vice President for Standard Property & Casualty Reinsurance
Benjamin Gentsch	April 21, 1960	Swiss	Executive Vice President for Specialty Lines
Christoph Ludemann	January 12, 1956	German	Executive Vice President for Life & Health Reinsurance
Hans Peter Boller	October 25, 1962	German	Chief Risk Officer
Martin Kauer	January 20, 1959	Swiss	Chief Financial Officer
Christian Felderer	January 5, 1954	Swiss	General Legal Counsel

Dirk Lohmann is the Chief Executive Officer of Converium. He is responsible for the overall management, Corporate Communications and Investor Relations as well as Corporate Development. He joined Zurich Financial Services in September 1997 as Chief Executive Officer of its reinsurance operations in Zurich and of its German operating subsidiary, Zürich Rückversicherung (Köln) AG. In July 1998 Mr. Lohmann was appointed as a member of the Group Executive Board of Zurich Financial Services, serving as the Chief Executive Officer of its global reinsurance operations. Before joining Zurich Financial Services, he held various management positions at Hannover Re between 1980 and 1997, most recently as a member of the Executive Board of Management. He is a non-executive director of GAUM and a director and chairman of MDU Services Ltd, both located in London, United Kingdom. Mr. Lohmann received a Bachelor of Arts degree in economics and political science from the University of Michigan, Ann Arbor.

Frank Schaar is the Executive Vice President for Standard Property & Casualty Reinsurance. He joined ZRK as Chief Executive Officer in 2000. Previously he was employed by Hannover Re for 17 years through 1999, most recently serving as a Managing Director and a member of the extended board in charge of Asia, Australia and Africa. From 1982 until 1997, Mr. Schaar served in various capacities, most recently as Senior Vice President with responsibility for Germany. Mr. Schaar holds a degree in insurance economics and worked as a lecturer in reinsurance at the Institute for Professional Development of the Insurance Association in Hannover for ten years.

Benjamin Gentsch is the Executive Vice President for Specialty Lines. In 1998, he joined Zurich Re as the Chief Underwriting Officer Overseas where he was given the task of strengthening the company’s position in the Asian, Australian, African and Latin American markets. In addition, he took charge of the Global Aviation reinsurance department and built up the Professional Risk and Global Marine reinsurance departments. In September 2002, Mr. Gentsch was appointed Chief Executive Officer of Converium AG. Previously, between 1986 and 1998, he held various positions at Union Reinsurance Company, Zurich, where from 1990 he was responsible for treaty reinsurance business in Asia and Australia. He is an alternate director of GAUM. Mr. Gentsch has a degree in business administration from the University of St. Gallen, with a focus on risk management and insurance.

Christoph Ludemann is the Executive Vice President for Life & Health Reinsurance. He joined Converium in September 2002, bringing to the company 20 years experience in the reinsurance market. From 1990 until 2002 Mr. Ludemann was responsible for General Cologne Re’s European and Latin American life and health markets, and from 1995 until 2002 he was also a member of the Executive Board of Management of General Cologne Re of Vienna. Previously, between 1983 and 1990, he worked as General Cologne Re’s Marketing Manager for the Netherlands, Scandinavia and Austria. Mr. Ludemann has a degree in mathematics and insurance economics from the University of Cologne.

Hans Peter Boller is the Chief Risk Officer and an Executive Vice President of Converium. He is responsible for Risk Management, Pricing, Reserving, Asset and Liability Management (ALM) and Natural Hazard Modeling. He joined the company in 1999 as the Chief Actuary for Zurich Re, Zurich. Prior to 1999, he was a consultant with Tillinghast Towers Perrin. Mr. Boller is a fellow of the German Actuarial Society (DAV) and the Swiss Actuarial Society (SAV), and a member of the International Actuarial Association (IAA). He serves as Chairman of the Reinsurance Subcommittee of the IAA and is a member of the Insurance Committee of the Groupe Consultatif Actuariel Européen and of the Risk-Based Capital Solvency Structure Working Party of IAA, advising the European Commission and supranational bodies on actuarial matters. He also advises the Swiss Regulatory Authority on the emerging Swiss Solvency Regulation. Mr. Boller holds a Master’s degree in economics and engineering and a doctorate in actuarial science from the University of Karlsruhe.

Martin Kauer is the Chief Financial Officer and an Executive Vice President of Converium. In addition to his function as Chief Financial Officer, he is responsible for Information Technology and Tax. He served as Chief Financial Officer of Zurich Financial Services’ global reinsurance operations from July 1998. From 1996 to 1998 Mr. Kauer managed the demutualization of Rentenanstalt/ Swiss Life, where he was also responsible for Strategic Planning and Controlling. Previously, he worked for Union Bank of Switzerland as an investment banker. Mr. Kauer holds a degree in economics from the University of Zurich.

Christian Felderer is the General Legal Counsel and an Executive Vice President of Converium. In addition to his function as General Legal Counsel, he is responsible for Global Human Resources and Succession Planning. He joined Zurich Re in 1997 and has 20 years experience in the insurance and reinsurance industry, most recently as Senior Legal Counsel for Zurich Re and General Counsel for Converium. Between 1990 and 1997 Mr. Felderer had various management responsibilities within the Zurich Group’s International Division, including the establishment and management of the Captives and Financial Risk Management department and management of the Claims organization of the International Division. From 1986 to 1990 he was Corporate Legal Counsel in the General Counsel’s Office of the Zurich Insurance Group, and from 1983 to 1986 he was an underwriter in the Casualty department of the International Division. Mr. Felderer has a law degree from the University of Zurich and is a qualified attorney of the Canton of Zurich.

The standard notice period for termination of members of the GEC is six months, with the exception of the Chief Executive Officer who has a notice period of twelve months, reflecting the traditional practice of Swiss-based companies. However, there are certain exceptions to this standard, reflecting prevailing local practices in the jurisdictions where the executives are currently employed.

The business address for each member of the GEC is Baarerstrasse 8, CH-6300 Zug, Switzerland.

Managing Director

In order to enhance the effectiveness of strategic and operational decision making and greater collaboration between the Board of Directors and the GEC, we have established the position of Managing Director. On September 10, 2004, Terry G. Clarke was appointed as our new Managing Director. The Managing Director serves on the Board and has oversight over the day to day management of our business. The Managing Director attends all meetings of the GEC and has veto power over decisions taken by the GEC. In addition to his regular compensation as a member of the Board of Directors, Mr. Clarke receives a remuneration of GBP 50,000 per month plus reimbursement for customary expenses.

Recent Management and Board Changes

Gary Prestia resigned as president of CRNA and CINA effective as of September 10, 2004. Mr. Prestia was replaced by Corcoran Byrne who previously served as the general counsel of CRNA. Mr. Prestia also resigned his position as our Chief Technical Officer.

Dr. Jürgen Förterer, CEO of the R+V Insurance Group, Wiesbaden, has resigned from our Board of Directors effective September 29, 2004.

Compensation of senior management

GEC remuneration

The Remuneration Committee sets compensation levels for members of the GEC and proposes to the Board the remuneration of the Chief Executive Officer. The total aggregate compensation of all officers of the GEC in 2003, including the compensation of the newly appointed members for October, November and December, and taking into account the resignation of Richard Smith as of September 23, 2003, was $6.1 million. This total includes base salary and cash awards made under short- and long-term incentive plans paid during 2003 and the estimated value of other compensation-related items. In addition, a compensation payment of $750,000 was made to Mr. Smith. He is available as consultant to Converium until December 31, 2004 in exchange for additional compensation of $1.5 million (paid in early 2004) to which he is entitled. GEC members held shares and options at the end of December 2003. Some were awarded under Converium’s share and stock option plans, some converted to Converium shares and options from employee participation plans of Converium’s former parent, Zurich Financial Services, and others bought in conjunction with the Initial Public Offering or otherwise. No options are held by closely linked parties. The GEC members participate in local pension plans.

Employee incentive and benefit plans

An important component of our compensation program is the provision of additional employee benefits designed to encourage our employees to pursue our annual and longer-term objectives. These incentive plans are designed to attract, retain and motivate executives and staff to achieve performance-related targets and align the interests of our employees with those of our shareholders.

Accordingly, we have established incentive programs where benefits are linked to both corporate, financial and business as well as individual performance targets. Additionally, our long-term incentive plans include equity participation and stock option plans or their equivalent. These plans took effect at the time of the Formation Transactions. Their terms are summarized below.

Share Plan

Converium has adopted a standard stock option plan for our non-U.S. employees, a standard stock purchase plan for our non-U.S. employees, and an omnibus share plan for our U.S. employees. These arrangements, which we refer to collectively as the “Share Plan,” establish the framework by which we grant awards to selected executives, employees and consultants of Converium and its subsidiaries. In addition, our subsidiaries are able to establish so-called “sub-plans” under the Share Plan in order to address local law and competitive practice concerns. However, we intend that the terms of these sub-plans will be substantially the same as the Share Plan.

The shares required under the plans are purchased in the open market.

Awards are granted at the discretion of our Remuneration Committee. Generally, the size of a participant’s award is based on the level of responsibility and position, market conditions and the extent of the executive or employee’s prior participation in the Converium plans described above.

New options granted have an exercise price equal to the market value of the shares or ADSs on date of grant, vest 25% immediately on the grant date and 25% each year thereafter and will have a 10.5 year term. For 2001 and 2002, most restricted shares granted vest in their entirety after six years, subject to acceleration after year three based on the achievement of certain performance objectives. Beginning in 2003, most restricted shares granted vest ratably over three years. Shares also vest upon retirement.

In connection with these plans, we incurred approximately $10.0 million of incentive compensation expense in 2003.

Grants to Global Executive Committee

GEC members held shares and options at the end of December 2003. Some were awarded under Converium’s new Share Plan, some converted to Converium shares and options from Converium’s former parent, Zurich Financial Services, and others bought in conjunction with the IPO or otherwise.

There have been no disposals of shares by members of the GEC in 2004.

			Shares vested of			Options vested of
	Shares	Shares held at	shares held at	Options	Options held at	options held at
	granted in	December 31,	December 31,	granted in	December 31,	December 31,
GEC member	2003(1)	2003(2)	2003	2003(3)	2003	2003

Dirk Lohmann	17,079	41,837	22,648	56,148	256,067	156,816
Frank Schaar	4,066	7,933	814	15,105	76,381	47,670
Benjamin Gentsch	5,328	12,359	7,332	16,182	46,433	25,318
Martin Kauer	5,705	14,098	8,192	17,770	81,659	50,072
Gary Prestia(4)	4,157	14,539	8,230	15,135	54,370	30,751
Hans Peter Boller	3,564	5,270	1,992	9,755	36,759	21,533
Christian Felderer	2,381	3,821	1,360	7,808	12,348	4,459
Christoph Ludemann	1,150	1,150	-	5,049	5,049	1,262
Richard E. Smith(5)	7,021	32,413	32,413	47,651	160,486	160,486

(1) Shares granted in 2003 include shares awarded under the Share Plan, which are subjected to various vesting schedules, and shares purchased through the employee stock purchase and annual incentive plans.

(2) Includes shares held by closely linked parties, unvested shares and restricted share units.

(3) Options have an exercise price equal to the market value of the shares or ADSs on date of grant, vest 25% immediately on the grant date and 25% each year thereafter, and have a 10.5-year term.

(4) Resigned on September 10, 2004.

(5) Resigned on September 23, 2003.

As of October 4, 2004, none of the members of the GEC beneficially owned more than 1% of our shares.

Annual incentive plan

We have also established annual incentive plans, whose primary purpose is to provide direct annual financial incentive to employees who achieve corporate performance goals established under our annual operating plan. Our subsidiaries are able to establish separate plans to address local law and competitive practice concerns, but we intend that the terms will be substantially the same and refer to these plans collectively as the “Annual Incentive Plan.” Employees are eligible for target awards under the Annual Incentive Plan ranging from 5% to 100% of base salary. The size of the target award is determined by the employee’s position and competitive data for similar positions at peer companies. We set performance goals for participating employees and, in keeping with our performance-based philosophy, the resulting awards decrease or increase substantially if our actual corporate performance fails to meet or exceeds target levels. The awards may range from below or above the target amounts. The performance goals include both financial and non-financial measures.

Participants in our Annual Incentive Plan are permitted to defer a portion of their bonus into restricted shares or units under our “Annual Incentive Deferral Plan.” Unless otherwise determined by Converium, employees who determine to do so will receive a 25% premium, paid in restricted shares or bookkeeping units representing shares, on the amount deferred that will vest in their entirety in three years. We have reserved 400,000 shares for issuance of restricted shares under this plan.

Employee stock purchase plan

We adopted, effective January 1, 2002, employee stock purchase plans for the purpose of providing employees with an opportunity to participate in equity ownership of Converium Holding AG by purchasing our shares at a discount. As with the Share Plan and the Annual Incentive Plan, our subsidiaries adopt disparate plans on substantially the same terms, which we refer to collectively as the “Employee Stock Purchase Plan.” One plan adopted for employees of U.S. subsidiaries is designed to meet the requirements of Section 423 of the U.S. Internal Revenue Code which affords favorable tax treatment to U.S. employees. We reserved 400,000 shares for issuance under the U.S. plan and 200,000 shares for issuance under other employee share purchase plans. The price of our shares under this plan, for each plan offering period, will be the lower of 85% of the fair market value of the shares on the offering commencement date or 85% of the fair market value of the shares on the offering termination date. One or more other stock purchase plans have been adopted to cover selected Converium employees outside the United States subject to and in accordance with applicable local law. The Board will authorize from time to time the number of shares that are available under these other employee stock purchase plans.

Retention awards and IPO share grant

In conjunction with the Formation Transactions, we granted retention awards to certain employees of Converium in the form of Converium restricted shares. Employees other than those who were granted retention awards received Converium restricted shares. All shares vested pro rata on the first and second anniversary of the completion of our initial public offering. The number of our shares granted was calculated based upon the offering price of our initial public offering.

Long term incentive plan

Under the Long-Term Incentive Plan (the “LTIP”), certain employees were awarded restricted shares and/or options to purchase shares in Converium Holding AG. Restricted Shares granted vest ratably over a three-year period. Options were granted with an exercise price equal to the market value of the shares or ADSs on the grant date, 25% vest immediately on the grant date and 25% each year thereafter, and have a 10.5 year term. Restricted Shares and options also vest upon retirement.

Executive IPO option plan

In connection with the Formation Transactions, Converium granted certain executives options to purchase shares in Converium Holding AG (the “Executive IPO Option Plan”). Under the Executive IPO Option Plan, 420,000 options to purchase shares in Converium Holding AG were awarded. The exercise prices were equal to the market value of the shares or ADSs on the grant date. Of the options awarded under the Executive IPO Option Plan, 25% vested immediately on the grant date of December 11, 2001, and 25% will vest each year thereafter or upon retirement. The options expire 10.5 years after the date of grant.

For further information on our share-based incentive plans, see Note 13 to our 2003 consolidated financial statements.

Shareholdings

As of October 4, 2004, none of the members of the Board or the GEC beneficially owned more than 1% of our shares. In addition, none of the members of the Board or the GEC have an ownership interest in a company that is a major client or broker of Converium.

Corporate officers’ transactions

In 2003 and in 2004 (through the date of this Offering), we did not enter into any transactions with any members of the Board or the GEC that are outside of our normal business activities or of material implication to us.

Indemnification of officers and directors

We maintain customary directors’ and officers’ insurance for our directors and officers.

In addition, we have entered into agreements with each of our directors pursuant to which we have agreed to indemnify each such director for legal expenses incurred in conjunction with his or her professional liability to shareholders, bondholders, creditors or others caused by actions or omissions by such person in his or her capacity as a director, except where such professional liability was caused by the intent or negligence of such director and provided that (i) such indemnification is in our best interest considering the facts and circumstances and (ii) such legal expenses are not covered by our existing Directors and Officers Liability Insurance or are otherwise reimbursable to such director by the plaintiff.

Major shareholders and related party transactions

Major shareholders

The table below presents information about beneficial ownership of our issued registered shares, including those held in the form of American Depositary Shares, as of September 29, 2004 and in accordance with the notification requirements as set by the SWX Swiss Stock Exchange, as to each person (or group of affiliated persons) known to us to own beneficially more than 5% of our issued and outstanding registered shares.

Identity of Persons or Group	Amount Owned		% Owned

Wellington Management Company LLP, 75 State Street, Boston, Massachusetts 02109, United States(1)	3,072,999	(2)	7.68%
Capital Group Companies Inc., 11100 Santa Monica Boulevard, Los Angeles, California 90025, United States(3)	2,137,095	(4)	5.34%

(1) As of notification provided to us on January 11, 2002. Wellington is an investment advisor and portfolio manager with voting authority for 47 clients, none of which has an individual shareholding in excess of 5%.

(2) This total amount represents 250,899 registered shares and 5,644,200 American Depositary Shares.

(3) As of notification provided to us on August 9, 2004. Capital Group Companies Inc. is a holding company acting on behalf of its various subsidiary companies engaged in the investment management business.

(4) This amount represents registered shares only.

In addition, the members of the GEC (including Mr. Prestia who resigned on September 10, 2004) held, as of December 31, 2003, an aggregate of 101,007 of our shares (including unvested shares and restricted share units) and options (including unvested options) to purchase 569,066 shares representing approximately 2% of our shares and, as of October 4, 2004, an aggregate of 138,951 of our shares (including unvested shares and restricted share units) and options (including unvested options) to purchase 663,457 shares representing approximately 2% of our shares. As of September 29, 2004, the members of the Board held an aggregate of 4,120 shares and were granted options to purchase 32,536 shares (including Mr. Förterer, who resigned effective September 29, 2004). See “Management — Board of Directors — Compensation of directors.”

Except as disclosed above, we are not aware of any person who as of October 4, 2004, directly or indirectly, has an interest as beneficial owner in our registered shares which represents 5% or more of our issued registered shares. We are not aware of any persons who, as of October 4, 2004, directly or indirectly, jointly or severally, exercise or could exercise control over Converium.

Related party transactions

There were no unpaid loans, including guarantee commitments, granted to the Board and members of the GEC as of June 30, 2004.

In December 2002, in conjunction with the issue by Converium Finance S.A. of the Guaranteed Subordinated Notes, Converium Holding AG and Converium AG, as guarantors, issued an unconditional irrevocable subordinated guarantee which will constitute the direct, unsecured and subordinated joint and several obligations of each of the guarantors subordinate to all

Senior Creditors (as defined in the Indenture), and will rank equally without preference among themselves and at least equally with any existing or future unsecured, subordinated obligations of either guarantor that are expressed to rank equally with the subordinated guarantee and prior to all holders of the guarantors’ share capital and to all holders of the guarantors’ existing or future securities or obligations that are expressed to rank junior to the subordinated guarantee. See “Capitalization and indebtedness.”

On December 27, 2002, Converium Finance S.A. purchased from Converium AG the $150.0 million loan previously granted by Converium AG to Converium Holding AG on December 19, 2001, for a total purchase price of $150.8 million.

In March 2003, upon receipt of all regulatory approvals, Converium AG finalized an agreement to acquire a 25% stake in GAUM, a leading international aviation-underwriting agency, as a part of its strategy to strengthen its long-term position in the aviation and satellite business. In March 2003, Converium as a shareholder provided a loan to GAUM in the amount of £12.6 million ($19.8 million). In addition, Converium entered into a pool members agreement for the 2003 underwriting year under which it became a member of the aviation and aerospace pools run by GAUM and its subsidiary, Associated Aviation Underwriters Inc. For the 2003 underwriting year, Converium has committed 25% of the overall pools capacity. Previously, Converium had indirectly reinsured 9% of the pools managed by GAUM. Gross premiums assumed through the pools managed by GAUM were $266.4 million, $64.4 million and $41.9 million for 2003, 2002 and 2001, respectively.

In February 2004, Converium AG finalized a Sale and Purchase Agreement with Royal and Sun Alliance Insurance plc (“RSA”) to acquire a further 5.1% stake in GAUM, which increased its overall stake in GAUM to 30.1%. Included within the Sale and Purchase agreement is a requirement for Converium AG to replace an existing loan from RSA in the amount of £2.5 million ($4.5 million). For the 2004 underwriting year, Converium has committed 27.25% of the overall pools capacity of the aviation risks managed by GAUM.

The pool members’ agreement with respect to GAUM provides that if a member of the pool has its financial strength rating downgraded below BBB+ by Standard & Poor’s Rating Service it may be served with a notice terminating its membership in the pool upon approval by the committee of representatives of the pool. We believe that no formal action has been taken by the pool membership committee to serve a notice terminating our membership on us. However, the committee has discussed our downgrade and sought to take action to limit our rights to dispute the validity of any notice served on us. We expect that continuation of our membership at our current rating is likely to be conditional upon our entering fronting arrangements acceptable to other pool members in a timely fashion and thereafter maintaining such arrangements. We are currently negotiating formal written fronting arrangements that we believe would prevent termination of our membership in the pool, however there is no assurance that such an arrangement can be effected. We further expect that such fronting arrangements would require us to post collateral to secure our reinsurance obligations under the fronting arrangements. If our membership were terminated, we would not be permitted to participate in future pool business and would have to collateralize by way of a letter of credit our obligations under the business written by the pool in our name prior to our termination. Currently, the amount that would need to be collateralized is $77.0 million and the current annual cost of providing such security is likely to be approximately $0.5 million. The amount of the collateral and the cost of providing it may fluctuate depending on, among other things, market conditions and the performance of the pool business.

In September 2002, Converium AG granted to MDU Investments Ltd. a put option enabling MDU Investments Ltd. to require us (or a person nominated by Converium AG) to subscribe up to an aggregate of 20.0 million preferred shares on the terms of the pertinent agreement, with such option to be exercised in tranches of one million shares with a value of £1 each. On the same date Converium AG granted to MDU a call option enabling MDU to purchase some or all of the preferred shares which Converium AG or a subsidiary thereof may from time to time hold in MDU Investments Ltd.

Converium AG has entered into a strategic alliance with MDU that resulted in a 49.9% participation in MDU Services Ltd. MDU Services Ltd distributes medical malpractice insurance policies to the members of MDU. As a result of the initial FSA approval in respect of general liability business, insurance policies underwritten by Converium Insurance (UK) Ltd were issued to members of MDU beginning July 1, 2003. These insurance polices replaced policies formerly issued in the United Kingdom by Zurich Financial Services’ entities. All of these policies were reinsured by Converium. Gross premiums from MDU were $137.3 million, $140.0 million and $57.0 million for 2003, 2002 and 2001, respectively.

Converium AG has an indirect 48% participation in Satec. Satec is a provider of worldwide launch and in-orbit satellite insurance. Satec manages the underwriting of space risks and represents the interest of insurance companies in the international space insurance market by capitalizing on in-house technical expertise and space engineering capacities. Gross premiums assumed through the pool managed by Satec were $5.9 million, $5.0 million and $3.2 million for 2003, 2002 and 2001, respectively.

Formation transactions and relationship

with Zurich Financial Services

Formation transactions

On March 22, 2001, Zurich Financial Services announced its intention to divest substantially all of its third-party reinsurance business historically operated under the “Zurich Re” brand name. This business had been managed and operated as a global operation since 1998. We refer to our initial public offering and the associated transactions described below as the “Formation Transactions.” As part of the Formation Transactions, ownership of this business was consolidated under Converium Holding AG, a newly incorporated Swiss company.

The Formation Transactions consisted of the following principal steps:

•	the transfer to us of the “Zurich Re” reinsurance business now conducted by Converium AG, through a series of steps including:

•	our reinsurance of this business through quota share retrocession agreements with two units of Zurich Financial Services, (the “Quota Share Retrocession Agreement”);

•	the establishment of “funds withheld” balances in our favor by the applicable units of Zurich Financial Services (the “Funds Withheld Asset”), on which we will be paid investment returns by the Zurich Financial Services units;

•	the transfer of assets including cash, marketable securities and participations by Zurich Financial Services and its subsidiaries to Converium, together with the assumption of liabilities;

•	the acquisition of the Cologne reinsurance business through the transfer by a subsidiary of Zurich Financial Services to Converium AG of its 98.63% interest in ZRK, which was renamed Converium Rückversicherung (Deutschland) AG. Converium’s interest in Converium Rückversicherung (Deutschland) AG increased to 100% in January 2003;

•	the acquisition of the North American reinsurance business through the transfer by a subsidiary of Zurich Financial Services of all of the voting securities of Zurich Reinsurance (North America) Inc. to CHNA Inc., a wholly owned subsidiary of Converium AG. In conjunction with this transfer, CHNA assumed $200 million of public debt from a subsidiary of Zurich Financial Services, and Zurich Reinsurance (North America), Inc. was renamed CRNA; and

•	the sale of 35,000,000 of our registered shares to the public by Zurich Financial Services on December 11, 2001 in our initial public offering and the subsequent sale of 5,000,000 of our registered shares to the public by Zurich Financial Services on January 9, 2002 as a result of the underwriters’ exercise of their over-allotment option, which sales resulted in the public owning 100% of our shares; and

•	after our initial public offering, Converium AG used cash transferred to us by Zurich Financial Services to acquire from subsidiaries of Zurich Financial Services approximately $140 million of residential and commercial rental properties located in Switzerland.

As part of the Formation Transactions, Zurich Financial Services and its subsidiaries transferred cash and other assets and liabilities to Converium. The assets transferred to us included:

•	the shareholders’ equity of the legal entities comprising our operating businesses;

•	the operating assets of the Zurich reinsurance business; and

•	the balance of the assets transferred to us consisted of investments and cash, of which approximately $140 million was used by Converium AG to acquire residential and commercial rental properties located in Switzerland from subsidiaries of Zurich Financial Services.

The Master Agreement

The Master Agreement set out the overall principles and the rights and obligations of the parties in connection with the Formation Transactions. It also addressed the relationship between Zurich Financial Services and Converium following the Formation Transactions. In particular, the Master Agreement provides for:

•	the separation of substantially all of the third party reinsurance business from the businesses of Zurich Financial Services; and

•	the consolidation of this business under Converium Holding AG.

The third party reinsurance business that has been retained by Zurich Financial Services includes the Zurich Centre Group business as described below and the reinsurance business written by ZIC with inception or renewal dates prior to January 1, 1987.

In the Master Agreement, Zurich Financial Services and Converium made certain representations and warranties with respect to matters including the assets of and titles to the assumed business. In addition, each of Zurich Financial Services and Converium made certain covenants, principally intended to effect our separation from the other businesses of Zurich Financial Services.

Further, each of Zurich Financial Services and Converium agreed, following the completion of the Formation Transactions:

•	to execute the agreements, and to cooperate and act in accordance with the arrangements described below; and

•	not to, except for certain specified exceptions, disclose confidential information of the other party or an entity of such party’s group which is not known to third parties but which is known by the parties due to the fact that the parties were previously part of the same group of companies or as a result of the Formation Transactions contemplated by the Master Agreement.

In addition, the Master Agreement provided that we bear up to a maximum of $50 million of the costs and expenses related to the consummation of the Formation Transactions, including advisors’ fees, retention costs and stamp duty taxes. Zurich Financial Services reimbursed us for costs and expenses in excess of this amount. For a discussion of the impact of the Formation Transactions-related costs and expenses on our results of operations, cash flows and financial position see “Management’s discussion and analysis of financial condition and results of operations — Overview — Restructuring charge.”

The Master Agreement is governed by, and will be construed in accordance with, the laws of Switzerland.

September 11th coverage

Zurich Financial Services, through its subsidiaries, agreed to arrangements that cap our net exposure for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289.2 million, the amount of net loss and loss adjustment expenses we recorded as of September 30, 2001. As part of these arrangements, these subsidiaries of Zurich Financial Services agreed to take responsibility for non-payment by the retrocessionaires of Converium AG and Converium Rückversicherung (Deutschland) AG with regard to losses arising out of the September 11th attacks in excess of the $289.2 million cap. While the cap does not cover non-payment by the retrocessionaires of CRNA, our only retrocessionaire for this business is a unit of Zurich Financial Services. Therefore, we are not exposed to potential non-payments by retrocessionaires for these events in excess of the $289.2 million cap, although we are exposed to the risk of non-payment of Zurich Financial Services units and we are exposed to credit risk from these subsidiaries of Zurich Financial Services. See Note 8 to our 2003 financial statements and “Business — Retrocessional reinsurance.”

Acquisition of the Converium AG business

Historically, Converium AG was not a separate legal entity and underwrote substantially all of its business pursuant to reinsurance policies issued by ZIC and ZIB, both subsidiaries of Zurich Financial Services, and was operated as the Zurich Re Zurich business unit of Zurich Financial Services. These subsidiaries were retained by Zurich Financial Services. In June 2001, we incorporated Converium AG, based in Zurich, which is a wholly owned subsidiary of Converium Holding AG. Since October 1, 2001, Converium AG has written its new and renewal business on the balance sheet of the new legal entity.

Certain Converium AG reinsurance business was acquired from ZIC and ZIB via the Quota Share Retrocession Agreement, described in more detail below, and the Asset Purchase and Assumption of Liability Agreement between ZIC and Converium AG, dated September 28, 2001. Under this Agreement, ZIC transferred to Converium AG tangible assets, marketable securities and liabilities relating to the business written by the Zurich operations.

Quota Share Retrocession Agreement

In connection with the Formation Transactions, the transfer of certain business to Converium AG by ZIC and ZIB was effected by means of the Quota Share Retrocession Agreement effective July 1, 2001. The covered business consists of the business historically managed by Converium AG which has an inception or renewal date on or after January 1, 1987, and consists of substantially all of the third party reinsurance assumed business written by ZIC and ZIB under the “Zurich Re” brand name. The liabilities we assumed include all net unearned premiums, net losses and loss adjustment expenses and experience account balances relating to this business.

The Quota Share Retrocession Agreement provides for the payment of premiums to us by ZIC as consideration for assuming the covered liabilities. The Quota Share Retrocession Agreement provides that these premiums are on a “funds withheld” basis, whereby the premium is not immediately paid, but is rather retained by ZIC and credited to a funds withheld account (the “Funds Withheld Asset”). We receive interest on the Funds Withheld Asset based on fixed interest rates.

Because the business subject to the Quota Share Retrocession Agreement consists of business that was historically managed by Converium, this business is already reflected in our financial statements. Any reinsurance business written by ZIC or ZIB that is not part of the historically managed and operated third party reinsurance business of Converium AG is not covered by the Quota Share Retrocession Agreement, and all related legal rights and obligations of this business have been retained by ZIC and ZIB. Accordingly, this business is excluded from our financial statements. Therefore, execution of this Quota Share Retrocession Agreement has no impact on results of operations as reported.

We will receive the surplus remaining with respect to the Funds Withheld Asset, if any, after all liabilities have been discharged. Any surplus will be recorded in the financial statements in the period when it occurs. Additionally, Zurich Financial Services has the right to prepay to us the full amount or a portion thereof of the Funds Withheld Asset prior to termination of the agreement.

We will continue to administer the transferred business on behalf of ZIC and ZIB, which remain liable to the original cedents of the business. Additionally, we will manage third party retrocessions related to the business transferred. Converium AG has financial risks relating to the gross loss and loss adjustment expense reserves and related third party reinsurance recoverables arising out of the business reinsured under the Quota Share Retrocession Agreement. We will bear the credit risk for uncollectible reinsurance balances excluding those related to the September 11th terrorist attacks. We will have a broad right of offset under the Quota Share Retrocession Agreement so that reinsurance balances owed to ZIC and ZIB may be offset against the Funds Withheld Asset account directly. The Quota Share Retrocession Agreement provides that ZIC and ZIB may not, during its term, cancel these existing third party retrocessions for the benefit of the reinsurance policies covered under the agreement without our consent.

The Quota Share Retrocession Agreement provides for commutation and termination for special reasons, such as insolvency of a party or loss of its authorization to do business or a change of control of Converium. Each of the parties agrees to indemnify the other against liability or expense incurred by reason of its conduct or failure to act in appropriate circumstances. The Quota Share Retrocession Agreement contains other provisions that are customary for an agreement of this nature.

Acquisition of the Converium Reinsurance (North America) Inc. business

The CRNA reinsurance business was acquired through the transfer by a subsidiary of Zurich Financial Services of all of the voting securities of CRNA to CHNA, pursuant to a Stock Purchase Agreement between ZRCH and us, dated November 20, 2001.

Assumption of $200 million public notes

On October 20, 1993, ZRCH issued $200 million principal amount of 7.125% Senior Notes due October 15, 2023, referred to as the “Notes.” In connection with the issuance of the Notes, ZRCH executed an Indenture. As partial consideration for the transfer to CHNA of CRNA, CHNA has executed a First Supplemental Indenture, dated November 20, 2001, assuming all of the rights and obligations of ZRCH under the Indenture. The Bank of New York acts as Trustee under the Supplemental Indenture. Accordingly, this indebtedness is reflected in our financial statements for all periods presented. The Notes are general unsecured obligations of CHNA and rank on a parity with all other unsecured and unsubordinated indebtedness of CHNA.

CENY arrangements

Prior to the Formation Transactions, the CRNA balance sheet reflected business originally written by Centre Reinsurance Company of New York, or CENY. CENY was originally part of the Zurich Centre Group of companies, a business unit of Zurich Financial Services. Zurich Financial Services historically operated and managed CENY separately from Converium. In 1997, the CENY legal entity was merged into Zurich Reinsurance Centre, Inc., a predecessor of CRNA. As a result of this merger, certain liabilities of CENY, referred to below as “CENY Business,” became direct obligations of CRNA, but continued to be managed by Zurich Centre management and were not part of the independently managed and operated third party reinsurance business of Converium. Nevertheless, prior to our separation from Zurich Financial Services, we had primary legal responsibility for the CENY Business.

In connection with the Formation Transactions, we extinguished our legal responsibility for substantially all of the CENY Business pursuant to the Master Novation and Indemnity Reinsurance Agreement with certain insurance subsidiaries of Zurich Financial Services including Converium, dated as of October 21, 2001. Under this agreement, CRNA has assigned and transferred to insurance subsidiaries of Zurich Financial Services, and these insurance subsidiaries have assumed, pursuant to a novation, substantially all of the insurance contracts related to the CENY Business. Accordingly, the novated contracts are excluded from our financial statements. However, a portion of the CENY Business was not novated because necessary consents could not be obtained from the reinsureds by the effective date of the agreement. This portion of the CENY Business has been 100% retroceded to Centre Insurance Company and Centre Solutions (U.S.) Limited on an indemnity reinsurance basis and is reflected in our financial statements as 100% retroceded business for all periods presented.

CRNA historically obtained stop-loss reinsurance coverage on the CENY Business from members of the Zurich Centre Group. In connection with the Formation Transactions, CRNA has commuted these policies pursuant to various commutation agreements dated October 1, 2001. Because we no longer have any legal rights of coverage under these policies, they have been excluded from our financial statements for all periods presented.

Supplementary agreements and arrangements

CRNA and its wholly owned subsidiary, CINA, terminated certain existing affiliated tax group allocation arrangements and settled balances due under certain such arrangements in preparation for the transfer of CRNA to Converium pursuant to an agreement dated October 1, 2001.

CRNA entered into a sublease with ZC Resource LLC, a subsidiary of Zurich Financial Services, in July 2001. See “— Lease arrangements”.

All of the above supplementary transactions were recorded in our financial statements on the date they occurred.

Acquisition of the Converium Rückversicherung (Deutschland) AG business

Converium Rückversicherung (Deutschland) AG was historically known as Agrippina Rückversicherung and subsequently known as ZRK. Historically, Zurich Re Zürich, ZIC and GRI all wrote reinsurance business through policies issued by ZRK. As part of the Formation Transactions, business not managed by us but written on contracts issued by ZRK was novated, commuted or retroceded to affiliates of Zürich Financial Services or third parties. Our financial statements reflect the business that remains the financial responsibility of Converium Rückversicherung (Deutschland) AG and exclude novated and commuted business from all periods presented.

The Converium Rückversicherung (Deutschland) AG reinsurance businesses were acquired through the transfer by Zurich Financial Services to Converium AG of its 98.63% interest in ZRK pursuant to the Agreement for the Sale and Transfer of Shares in Zürich Rückversicherung (Köln) Aktiengesellschaft, dated September 28, 2001.

GRI retained business

GRI is an internal operating unit of Zurich Financial Services whose principal role is to accumulate risks underwritten by primary and direct providers of insurance in a manner which allows GRI to access the third party reinsurance market. GRI’s internal operations were wholly autonomous from the third party reinsurance business conducted by us. Moreover, Converium never used GRI to access external reinsurance markets.

Prior to the Formation Transactions, the GRI operation was partially conducted through policies issued by CRNA and ZRK. However, the GRI operation was managed exclusively by GRI’s management team. Additionally, Zurich Financial Services did not alter the capital ascribed to support our business as a result of the GRI business formerly written on our balance sheets. As a consequence of the Formation Transactions, all GRI business previously written on our balance sheets has been novated, commuted or retroceded to affiliates of Zurich Financial Services or third parties. Any related rights and obligations of ours have been extinguished. Accordingly, all of this business is excluded from our financial statements.

Other indemnity matters

Pursuant to the Master Agreement, we and Zurich Financial Services have indemnified each other for certain matters, such as liabilities arising out of our respective businesses, and for breaches of our respective representations and warranties and other customary matters.

In particular, we agreed to indemnify Zurich Financial Services and its affiliates for:

•	liabilities assumed by or transferred to us in the separation;

•	liabilities incurred by Zurich Financial Services or its affiliates (other than us) while carrying on business on our behalf pursuant to the terms of agreements entered into in connection with the Formation Transactions before and after the dates of the separation of U.S. and non-U.S. business from Zurich Financial Services;

•	liabilities incurred by us on our own behalf at any time, which are deemed to be or become a liability of Zurich Financial Services or any of its affiliates (other than us); and

•	losses suffered by Zurich Financial Services or any of its affiliates (other than us) that relate to any reasonable action to avoid, resist or defend against liabilities assumed by or indemnified against by us.

Zurich Financial Services correspondingly agreed to indemnify us for:

•	liabilities retained by Zurich Financial Services and its affiliates and not assumed by or transferred to us in the separation;

•	liabilities arising out of or relating to the assets not assumed by or transferred to us in the separation;

•	liabilities arising out of specified contracts we have not assumed pursuant to the terms of the Quota Share Retrocession Agreement; and

•	losses suffered by us or any of our affiliates that relate to any reasonable action to avoid, resist or defend against liabilities not relating to our business.

Moreover, we agreed with Zurich Financial Services to allocate amongst ourselves liabilities that may arise under relevant securities laws as a result of any misstatements or omissions contained in the various annual report documentation to be distributed to our shareholders or as a result of the Formation Transactions themselves.

In addition, pursuant to the tax sharing and indemnity agreements described below, we and Zurich Financial Services have indemnified each other for certain tax liabilities arising out of the Formation Transactions and certain other potential liabilities that arose while we were affiliated with Zurich Financial Services.

Also, we agreed to indemnify Zurich Financial Services and its subsidiaries for losses arising from Zurich Financial Services’ involvement in the MDU joint venture to the extent such indemnifiable losses had been caused by the misconduct or negligence of our employees or arising out of our business.

As described above, subsidiaries of Converium and Zurich Financial Services have indemnified each other with respect to losses arising out of our lease arrangements at CRNA’s New York City office. See “— Acquisition of the Converium Reinsurance (North America) Inc. business.”

Tax Sharing Agreements

We entered into Tax Sharing and Indemnification Agreements with:

•	ZRCH, in respect of the U.S. Converium entities, which we refer to as the “U.S. Tax Sharing Agreement;” and

•	Zurich Financial Services in respect of the non-U.S. Converium entities, which we refer to as the “Non-U.S. Tax Sharing Agreement.”

The tax allocation agreement in effect involving CRNA and CINA was terminated as to those parties. CRNA and CINA paid the compensation due under the tax allocation agreement through the date of sale of CRNA to CHNA. Under the U.S. Tax Sharing Agreement, payments previously made may be adjusted based on amendments to the tax returns or completion of IRS audits. The U.S. Tax Sharing Agreement provides we will generally be liable for taxes imposed on our U.S. entities in respect of periods prior to and after the transfer. However, ZRCH will be liable to us for specified taxes, which will include any taxes arising out of the transfer of the U.S. entities to us, any taxes imposed in respect of the stop-loss reinsurance policy from ZIC from 1997 to 2001 and certain other matters.

The Non-U.S. Tax Sharing Agreement provides, in general, that we will be liable for all taxes arising from the business previously conducted by ZIC and Zürich Rückversicherung (Deutschland) AG, whether arising prior to or subsequent to the transfer to Converium. We are also liable for branch taxes arising from the Converium branches located in Malaysia, Singapore and Australia and representative offices in Buenos Aires, London, Mexico City, Sao Paolo and Tokyo. As described above, under the Master Agreement we will be liable for all taxes related to the consummation of the Formation Transactions together with all other costs and expenses of our initial public offering, up to an aggregate of $50 million. In addition, all taxes relating to the Formation Transactions but incurred after the Formation Transactions will be borne by Converium. See “— The Master Agreement.”

The tax sharing agreements also set forth the responsibilities for filing tax returns affecting the Converium entities, and the conduct of audits and similar proceedings. The obligations of ZRCH under the U.S. Tax Sharing Agreement are guaranteed by ZIC.

Swiss tax consequences to Converium of the formation transactions

Under the terms of the Swiss tax rulings obtained by Zurich Financial Services and granted by the Swiss Federal and Zurich Cantonal Tax Administrations, the offering of Converium shares to the public in our initial public offering triggered retroactively Swiss stamp duty at the rate of 1% of the fair market value of Converium at the level of Converium Holding AG.

As part of the Master Agreement, Zurich Financial Services has agreed to reimburse us for certain costs and expenses related to the Formation Transactions, including the stamp duty taxes described above. See “— The Master Agreement.”

Continuing relationships with Zurich Financial Services

In addition to the agreements described above, we have certain continuing relationships with Zurich Financial Services, including those described below.

Continuing aggregate excess of loss agreements

1993 Aggregate excess of loss agreement

In 1993, ZIC and ZRC entered into an Excess of Loss Reinsurance Agreement under which ZIC agreed to reinsure adverse loss development on ZRC’s revenues as of December 31, 1992. As we described above under “CENY Arrangements”, ZRC was a predecessor of CRNA, and we remain liable for its continuing obligations. Also, ZIC and ZRC entered into a Stop-Loss Reinsurance Agreement as of March 5, 1993 for losses occurring between January 1, 1993 and May 31, 1993. In addition, under this second agreement, we are reimbursed for incurred losses and allocated loss adjustment expenses in excess of 75% of earned premiums for losses occurring after May 31, 1993 on business written by ZRC prior to June 1993. Recoveries under each of these agreements, which we refer to collectively as the 1993 Aggregate Excess of Loss Agreement, are on an incurred basis (rather than as any such losses are paid). As of December 31, 2003, there were no recoverables under the 1993 Aggregate Excess of Loss Agreement.

1997 aggregate excess of loss agreement

CRNA had an intra-Converium aggregate excess of loss reinsurance agreement in place since July 1,1997 (“1997 Aggregate Excess of Loss Agreement”). This agreement provided protection to CRNA. for losses that exceeded a net retention after amounts recoverable from its outside retrocessionaires. Because the 1997 Aggregate Excess of Loss Agreement pre-dated the Formation Transactions, ZIC was the formal counterparty to CRNA. In October 2001, the 1997 Aggregate Excess of Loss Agreement was amended as follows:

•	CRNA’s coverage for net losses of $320.4 million with respect to all Amerisafe business retroceded to the Unicover Pool remains in effect, with ZIC as counterparty;

•	CRNA’s coverage for net losses of $307.5 million from the September 11th terrorist attacks that exceed $58.2 million remains in effect, with ZIC as counterparty; and

•	the remainder of the coverage under the agreement is commuted.

As part of the Formation Transactions, ZIC also provided CRNA with coverage for all its net losses with respect to the Amerisafe business ceded to the Unicover Occupational Accident Reinsurance Pool and the September 11th terrorist attacks that exceed the coverage limits described above under each of two Indemnity Agreements, each dated as of October 1, 2001. In addition, under the Master Agreement, Converium agreed to indemnify ZIC for up to $58.6 million of losses in connection with the Amerisafe business ceded to the Unicover Pool for non-performance of the retrocessionaire.

Other agreements and arrangements

As described in more detail above, the separation of our business from that of Zurich Financial Services, in part pursuant to reinsurance agreements, including the Quota Share Retrocession Agreement and the Master Novation and Indemnity Agreement, has entailed us and Zurich Financial Services and its affiliates having continuing obligations to reinsure each other and to provide services in connection with the administration of the run-off of the business we transferred to each other.

Lease arrangements

Converium AG leases office space from Zurich Financial Services. The lease term is fixed until 2011, with two renewal options for three-year terms each. The lease payments are fixed with annual rent escalations based on a cost of living index.

Converium Rückversicherung (Deutschland) AG leases office space from Zurich Financial Services. The lease term is for a period of ten years, with an option to renew for up to two additional ten-year terms. Lease payments have bi-annual rent escalations based on changes in local real estate price indices.

CRNA entered into a sublease with ZC Resource LLC, a subsidiary of Zurich Financial Services, in July 2001. The sublease has a term of approximately eleven years, ending in 2012. As part of the Formation Transactions, CRNA entered into an agreement to indemnify Global Asset Holdings Limited (“GAHL”) (an indirect parent of ZC Resource LLC and a co-guarantor of the prime lease) for losses under the prime lease or the guaranty caused by CRNA’s default under the sublease that results in a default under the prime lease; GAHL, in turn, will indemnify CRNA for any losses under the guaranty caused by a default by ZC Resource LLC under the prime lease. Centre Insurance Company, a subsidiary of Zurich Financial Services, will guaranty the punctual payment of all amounts due by GAHL under the guaranty and all expenses incurred by CRNA enforcing the guaranty.

Description of shares and share capital

The discussion below is a summary of the material provisions of our Articles of Incorporation and the Swiss Code of Obligations relating to our shares. Because it is a summary, this discussion does not purport to be complete and is qualified in its entirety by reference to Swiss statutory law and to our Articles of Incorporation.

Overview

Converium Holding AG was incorporated in Switzerland on June 19, 2001 as a joint stock company as defined in article 620 et seq. of the Swiss Code of Obligations. We were registered on June 21, 2001 in the Commercial Register of the Canton of Zug with registered number CH-170.3.024.827-8. Our registered office is Baarerstrasse 8, CH-6300 Zug, Switzerland. Zurich Financial Services, Ms. Andrea Grimm and Mr. Thomas Kindler acted as incorporators of Converium Holding.

According to Article 2 of our Articles of Incorporation, the main business purpose of the Company is to acquire, hold and to manage participations. Furthermore, we may, in Switzerland and abroad, carry out finance and management transactions and render related services of any kind and set up branches and subsidiaries in Switzerland and abroad. We may acquire, hold and sell real estate in Switzerland and abroad. We may grant, sell and acquire licenses and intellectual property rights. We may do any other business and take any steps that seem to be suitable to support our purpose or that are in a context with our purpose.

Our shares

Our shares are registered shares with a nominal value of CHF10 each. The nominal value of each of our shares will be reduced from CHF 10 to CHF 5 on the date of the capital increase (expected to be October 12, 2004). All of our issued and outstanding shares are fully paid and nonassessable.

Pursuant to Article 12 of our Articles of Incorporation, each share carries one vote at our shareholders’ meetings. Shareholders can exercise their voting rights and certain other non-economic rights attaching to our shares, including the right, subject to certain conditions, to call and to attend shareholders’ meetings, only after they record their share ownership in our share register as a shareholder with voting rights. See “— Transfer of shares” and “— Shareholders’ meeting.”

Our shares are issued in book-entry form only and not in the form of individual shares, share certificates, global certificates or in any other form. The shareholders may not at any time request the printing and physical delivery of share certificates, but may ask us for a written confirmation of the Converium shares held.

Our share register

Entry of shareholders in our share register is made on the basis of an application form provided by us which the acquirer is required to fill out completely and truthfully and sign. The Board may refuse to recognize an applicant as a shareholder with voting rights if he does not expressly declare upon request that he acquired the shares in his own name and on his own account or if he makes false statements in his application for registration of the shares. The Board has authority to register nominees in connection with the trading of shares on markets outside Switzerland. See “— Transfer of shares” below for a discussion of the effect of an entry in our share register on the voting rights of our shareholders.

Our capital structure

Issued share capital

Upon incorporation on June 19, 2001, we had a share capital of CHF100,000 divided into 10,000 fully paid registered shares with a nominal value of CHF10 each, all of which are entitled to receive dividends. On September 24, 2001, the extraordinary general meeting of the shareholders passed two resolutions to increase the ordinary share capital to CHF400 million, divided into 40 million fully paid registered shares with a nominal value of CHF10 each, all of which are entitled to receive dividends. These capital increases were recorded in the Commercial Register of the Canton of Zug on September 24, 2001. In 2002, CHF 62,170 of contingent share capital (6,217 registered shares) was exercised for employee participation and recorded on March 3, 2003 in the Commercial Register of the Canton of Zug. At the Annual General Meeting held on April 27, 2004, it was resolved to replace the contingent share capital for the participation of employees by a contingent share capital for options and/or conversion rights (Article 3a of our Articles of Incorporation). In addition the Annual General Meeting resolved to create authorized share capital (Article 3b of our Articles of Incorporation). As of October 4, 2004 (i.e., prior to the Offering), our share capital was CHF 400,062,170, divided into 40,006,217 fully paid registered shares with a nominal value of CHF 10 each.

Conditional share capital

Pursuant to Article 3a of our Articles of Incorporation our share capital can be increased by the issuance of a maximum of 4,000,000 fully paid registered shares of CHF10 nominal value each amounting to a maximum of CHF 40,000,000 through the exercise of option or conversion rights which will be granted on a stand-alone basis or in connection with bond issuances or other debt financing by us or one of our subsidiaries. The subscription right of the shareholders with respect to these shares is excluded. The advance subscription rights of the shareholders may be excluded by the Board if the options or conversion rights are used in connection with the financing of a take-over of a business, parts of a business or participations. In this case, the structure, term and amount of the bond issue or other debt financing, if any, as well as the terms and conditions of the option and/or conversion rights, are to be determined by the Board on the basis of the market conditions prevailing at the time of the issue of the rights. Option and/or conversion rights shall be exercisable for the maximum period of ten years.

Following the reduction of the nominal value of each of our shares from CHF 10 to CHF 5 on the date of the capital increase (expected to be October 12, 2004), Article 3a of our Articles of Incorporation will be amended to the effect that the share capital can be increased by the issuance of a maximum of 4,000,000 fully paid registered shares of CHF 5 nominal value each amounting to a maximum of CHF 20,000,000.

Authorized share capital

Pursuant to Article 3b of our Articles of Incorporation the Board is authorized, on or before April 27, 2006, to increase the share capital by the issue up to a maximum of 4,000,000 fully paid registered shares of CHF10 nominal value each amounting to a maximum of CHF 40,000,000 . The subscription rights of the shareholders may be excluded by the Board if the new shares are used for a take-over of a business, parts of a business or participations or for the financing of such transactions or for the enlargement of the shareholder base in connection with the listing of shares on a stock exchange.

Following the reduction of the nominal value of each of our shares from CHF 10 to CHF 5 on the date of the capital increase (expected to be October 12, 2004), Article 3b of our Articles of Incorporation will be amended to the effect that the Board is authorized, on or before April 27, 2006 to increase the share capital by the issue of up to a maximum of 4,000,000 fully paid registered shares of CHF 5 nominal value each amounting to a maximum of CHF 20,000,000.

Alteration of share capital

In addition to a capital increase on the basis of conditional share capital and/or authorized share capital, our share capital, in accordance with article 650 of the Swiss Code of Obligations, may be increased by a resolution of a shareholders’ meeting and requires a majority of the votes cast at such shareholders’ meeting, excluding abstentions, void and blank votes.

A resolution of a shareholders’ meeting passed with a majority of at least two-thirds of the votes represented at such shareholders’ meeting and an absolute majority of the nominal value of the shares represented is required for:

•	the creation of authorized share capital in accordance with article 651 of the Swiss Code of Obligations or conditional share capital in accordance with article 653 of the Swiss Code of Obligations;

•	a conversion of capital surplus into share capital;

•	an increase of the share capital through a contribution in kind or for the purpose of an acquisition of property, and the grant of special benefits; and

•	a limitation or the withdrawal of preemptive rights or advance subscription rights.

A reduction in our share capital requires the approval of a majority of the votes cast at a shareholders’ meeting, and a resolution approving such a reduction may only be passed if it is supported by a special auditors’ report certifying that the claims of our creditors are fully covered in spite of the reduction of the share capital. No special auditors’ report is required if, simultaneously with the reduction of the share capital, the share capital is increased by not less than the amount of the reduction.

Transfer of shares

Our shares and the rights deriving from them may only be transferred by means of a written assignment, which becomes effective only upon notice to us.

In order to be registered in our share register as a shareholder with voting rights, an acquirer of our shares must file a share registration form. See “— Our share register.” Failing this registration, the purchaser may not vote at, or participate in, shareholders’ meetings and may not exercise certain other non-economic rights attaching to his shares.

Shareholders’ meeting

The annual shareholders’ meeting must be held within six months after the end of each fiscal year. Extraordinary shareholders’ meetings may be convened by the Board or, if necessary, by our statutory auditors. The Board is further required to convene an extraordinary shareholders’ meeting if so resolved by a shareholders’ meeting or if so requested by shareholders with voting rights who represent at least 10% of our nominal share capital. Shareholders with voting rights whose combined holdings represent shares with a nominal value of at least CHF 1,000,000 have the right to request that a specific proposal be put on the agenda and voted upon at the next shareholders’ meeting. A shareholders’ meeting is convened by publishing a notice in Schweizerisches Handelsamtsblatt, the Swiss Official Commercial Gazette, at least 20 days prior to such meeting.

The shareholders’ meeting passes resolutions and carries out elections by the majority of the votes cast, excluding abstentions, void and blank votes, to the extent that the law or the Articles of Incorporation do not provide otherwise. Shareholders’ resolutions requiring a vote by this majority include amendments to our Articles of Incorporation, other than amendments of the type referred to below, elections of directors and statutory auditors, approval of our annual report and our consolidated financial statements, resolutions on dividends, discharge of directors and management from liability for matters disclosed at the shareholders’ meeting and the ordering of an independent investigation into specific matters proposed at the shareholders’ meeting.

Under the Swiss Code of Obligations, certain specific resolutions require a qualified majority of at least two-thirds of the votes represented at the relevant shareholders’ meeting and an absolute majority of the nominal value of the shares represented. These resolutions include those concerning:

•	the change of our corporate purpose;

•	the creation of shares with privileged voting rights;

•	the restriction of the transferability of shares;

•	the creation of authorized or conditional capital;

•	an increase in share capital through the conversion of capital surplus, through an in-kind contribution or in exchange for an acquisition of property, and the grant of special benefits;

•	the limitation or withdrawal of preemptive rights; and

      • the relocation of our registered office.

Resolutions on the merger, demerger or conversion (change of the legal form) of Converium are subject to the specific provisions in the newly enacted Swiss Merger Act that provides further particular requirements.

In addition, under Swiss law, the passage or amendment of any provision in our Articles of Incorporation providing for a stricter voting requirement than that prescribed by law must be adopted or amended in accordance with such stricter voting requirements.

A shareholder with voting rights who cannot attend our shareholders’ meeting in person may authorize another Converium shareholder or any other person in accordance with our Articles of Incorporation to represent him at the relevant meeting by means of a written authorization which must be submitted to us.

Shareholders’ inspection rights

Pursuant to our Articles of Incorporation, each shareholder may request a confirmation of its holding of shares. Shareholders do not have the right, however, to review other shareholders’ registrations.

A shareholder may, upon application to us, inspect the minutes of our shareholders’ meetings. In accordance with Swiss law, we make our annual report and our auditors’ report available for inspection by shareholders at our registered address at least 20 days prior to our annual shareholders’ meeting. Any shareholder may request a copy of these reports in advance of or after our annual shareholders’ meeting. In addition, at a shareholders’ meeting, a shareholder may request information from the Board concerning our business and operations and may request information from our auditors concerning the performance and results of their examination of our financial statements. We may refuse to provide that information to a shareholder if, in our opinion, the disclosure of the requested information would reveal confidential business secrets or other protected interests of our company. Our records and correspondence may only be inspected by our shareholders with the express authorization of the shareholders’ meeting or by a resolution of the Board. Such authorization may be withheld in order to protect confidential business secrets.

Shareholders’ right to bring derivative actions

Under the Swiss Code of Obligations, an individual shareholder may bring an action in its own name, for the benefit of the company, against the company’s directors, officers or liquidators, which seeks to allow the company to recover any damages it has incurred due to the intentional or negligent breach by such directors, officers or liquidators of their duties. In the event that the shareholder does not prevail with its action, the court has the discretion, nevertheless, to order the company to pay some or all of the shareholders’ costs associated with the action.

Net profit and dividends

Under Swiss law, as a holding company, we may only pay dividends or any distributions, directly or indirectly for the benefit of our shareholders, if we have either sufficient profits available for distribution or if we have sufficient free reserves pursuant to our statutory (non-consolidated) balance sheet and the provisions of Swiss law to allow for distributions from that reserve.

As long as the amount of our general reserves is less than 20% of our nominal share capital, Swiss law requires at least 5% of our annual net profits to be retained as general reserves. Any net profits remaining after this retention are eligible to be distributed as dividends, subject to approval by our shareholders at a shareholders’ meeting, and our auditors must confirm that a dividend proposal by the Board complies with our Articles of Incorporation and Swiss law.

Our dividends will be due and payable after the shareholders’ resolution authorizing the payment of such dividends has been passed or at a later date as determined by the shareholders’ dividend resolution. Under Swiss law, the statute of limitations in respect of dividend payments is five years. All of our shares rank pari passu in relation to the right to dividends.

We have appointed Credit Suisse First Boston to act as paying agent for dividends and all similar payments by us.

Preemptive rights

Under Swiss law, any share issue, whether for cash or non-cash consideration, requires prior shareholder approval, other than shares issued as part of authorized or conditional capital. Shareholders of a Swiss corporation have preemptive rights to subscribe for new issues of shares in proportion to the nominal amount of shares held. A shareholders’ resolution on the increase of our share capital, or a resolution of the Board on the issuance or use of authorized or conditional share capital if authorized by the Articles of Incorporation, may, however, withdraw or limit such preemptive rights, but only for important reasons, such as a merger, an acquisition or employee share issuances, and upon a vote of a qualified majority. See “— Shareholders’ meeting” for a description.

Borrowing power

Neither Swiss law nor our Articles of Incorporation restrict in any way our power to borrow and raise funds. The decision to borrow funds is taken by or under the direction of the Board, and no shareholders’ resolution is required.

Directors’ and officers’ duties

The directors and officers of a Swiss corporation owe duties of loyalty and care to the corporation they serve. These principles require a corporation’s directors or officers not to participate in decisions in which they have a personal interest. Furthermore, directors and officers must accord equal treatment to all of the corporation’s shareholders. Under Swiss law, directors and officers may be personally liable for any breach of these duties.

Conflicts of interest

Swiss law does not have a general provision on conflicts of interests. However, the Swiss Code of Obligations requires directors and members of management to safeguard the interests of the corporation and, in this connection, imposes a duty of care and a duty of loyalty on directors and officers. This rule is generally understood as disqualifying directors and officers from participating in decisions that directly affect them. The breach of these provisions may result in the personal liability of the directors and officers to the corporation, its shareholders and its creditors. In addition, Swiss law contains a provision under which payments made to a shareholder or a director or any person associated with a shareholder or director, other than at arm’s length, must be repaid to the corporation if the shareholder or director was acting in bad faith.

Market transactions in our shares

Swiss law limits a corporation’s ability to hold or purchase its own shares. We may only purchase our shares if we have sufficient freely disposable equity in accordance with Swiss law to set up a special reserve in an amount equal to the purchase price of these shares, and generally if the aggregate nominal value of the shares purchased does not exceed 10% of our nominal share capital. Our shares held by us do not carry any rights to vote at shareholders’ meetings, but are entitled to the economic benefits, including dividends, applicable to our shares generally.

Notices

Notices to shareholders are validly made by publication in the Swiss Official Commercial Gazette.

Notices required under the Listing Rules of the SWX Swiss Exchange will be published in two Swiss newspapers in German and French. We or the SWX Swiss Exchange may also disseminate the relevant information on the online exchange information systems.

Duration, liquidation, merger, demerger and conversion

The duration of Converium as a legal entity is unlimited.

Converium may be dissolved by way of liquidation at any time by a shareholders’ resolution passed by a simple majority of the votes validly cast at a shareholders’ meeting. As a general rule, a qualified majority, being two-thirds of the votes represented at the general meeting and an absolute majority of the nominal value of the shares represented at the meeting, is required for a merger, demerger or conversion (change of the legal form) of Converium. Dissolution by court order is possible if we become bankrupt, or for cause if shareholders holding at least 10% of the share capital so request and can establish a cause for dissolution.

Under Swiss law, any surplus arising out of a liquidation, after the settlement of all claims of all creditors, is distributed to shareholders in proportion to the paid-up nominal value of shares held.

Our shares will rank pari passu in respect of participation in liquidation proceeds.

Disclosure of principal shareholders

Under the applicable provisions of the Swiss Federal Act on Stock Exchange and Securities Trading of March 24, 1995, known as the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who reach, exceed or fall below the thresholds of 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the voting rights of a Swiss corporation listed on the SWX Swiss Exchange must so notify the corporation and the SWX Swiss Exchange within four SWX Swiss Exchange trading days, whether or not the voting rights can be exercised. Following receipt of this notification, the corporation has to inform the public of the notification within two SWX Swiss Exchange trading days. We are also required under the Swiss Code of Obligations to disclose in the notes to our financial statements the identity of shareholders holding more than 5% of all voting rights and their percentage ownership of our shares, if we know or have reason to know of such shareholders.

Mandatory tender offer

Under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who acquire more than 33 1/3% of the voting rights of a Swiss company listed on a Swiss stock exchange must submit a takeover bid to all remaining shareholders. The mandatory takeover bid is subject to minimum price and various disclosure and procedural rules set forth in the Swiss Stock Exchange Act and implementing ordinances.

Our Articles of Incorporation do not provide for any alternations of the bidder’s obligations under the Swiss Stock Exchange Act.

Cancellation of remaining equity securities, squeeze-out merger

Under the Swiss Stock Exchange Act, any offeror who has made a tender offer for the shares of a listed Swiss target company, and who, as a result of such offer, holds more than 98% of the voting rights of the target company, may petition the court to cancel the remaining equity securities. The corresponding petition must be filed against the target company within three months after the expiration of the offer period. The remaining shareholders may join in the proceedings. If the court orders cancellation of the remaining equity securities, the target company will reissue the equity securities and deliver such securities to the offeror against performance of this offer for the benefit of the holders of the cancelled equity securities.

Under the Swiss Merger Act, shareholders of the transferring company may be offered a settlement instead of shares in the surviving company if at least 90% of the shareholders of the transferring company who are entitled to vote give their consent.

Limitations affecting shareholders

Ownership of shares by non-Swiss persons

Except for the limitation on voting rights described under “Description of shares and share capital” above applicable to shareholders generally, persons who are neither residents nor nationals of Switzerland may freely hold, vote and transfer their shares in the same manner as Swiss residents or nationals under Swiss law and our Articles of Incorporation.

Exchange controls and other limitations

Other than in connection with government sanctions imposed on Yugoslavia, Myanmar, Zimbabwe, Iraq and persons and organizations with connection to Osama bin Laden, the “al Qaeda” group or the Taliban, there are currently no laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on payment of dividends, interest or liquidation proceeds, if any, to non-Swiss resident holders of shares. In addition, there are no limitations imposed by Swiss law or the Company’s Articles of Incorporation on the rights of non-Swiss residents or non-Swiss citizens to hold or vote the shares of the Company.

Sources

This document includes market and industry data that we obtained from market research, consultant surveys, publicly available information, industry publications and surveys, and internal company surveys. Reports prepared or published by A.M. Best Company and Standard & Poor’s Corporation, including Global Reinsurance Highlights, and an industry survey by Flaspöhler Research Group, were the primary sources for these third party industry data. We, among other reinsurers, were a sponsor of the Flaspöhler survey and accordingly paid a fee to Flaspöhler in connection with the preparation of the survey. Industry surveys, publications, consultant surveys and forecasts generally state they obtain the information contained therein from sources believed to be reliable, but we can not assure you as to the accuracy and completeness of this information.

General information

Incorporation, company name and registered office

We are registered as a joint stock company with limited liability (Aktiengesellschaft), in accordance with articles 620 et seq. of the Swiss Code of Obligations.

Under the name “HN Horse-Newland Holding AG”, we were registered in the register of commerce of the Canton of Zug on 21 June 2001, with unlimited duration and with register no. CH-170.3.024.827-8. As of August 20, 2001 we changed our name to “Converium Holding AG”.

Our registered office is Baarerstrasse 8, CH-6300 Zug, Switzerland.

Business purpose of the Company

According to Article 2 of our Articles of Incorporation, the main business purpose of the Company is to acquire, hold and to manage participations. Furthermore, we may, in Switzerland and abroad, carry out finance and management transactions and render related services of any kind and set up branches and subsidiaries in Switzerland and abroad. We may acquire, hold and sell real estate in Switzerland and abroad. We may grant, sell and acquire licenses and intellectual property rights. We may do any other business and take any steps that seem to be suitable to support our purpose or that are in a context with our purpose.

Financial year

Pursuant to our Articles of Incorporation, our financial year is determined by the Board. Currently, it commences on January 1 of each calendar year.

Auditors

Our statutory auditors (Revisionsstelle) and the Converium Group auditors (Konzernprüfer) are PricewaterhouseCoopers Ltd, Stampfenbachstrasse 73, CH-8006 Zurich, Switzerland. They have served as our auditors and the auditors of the Converium Group since their appointment at our incorporation on June 19, 2001. The auditors are accredited by the SWX Swiss Exchange. Our shareholders must confirm the appointment of our auditors on an annual basis at our ordinary general shareholders’ meeting.

OBT AG, Zurich, Switzerland, has been appointed as special auditors for purposes of Art. 652f and 653f of the Swiss Code of Obligations.

Paying agent

Credit Suisse First Boston serves as principal paying agent (Hauptzahlstelle) for our shares.

Notices, amendments and changes

Notices required under the SWX Swiss Exchange Listing Rules will be announced via the electronic media as well as published in one Swiss newspaper in German and French, respectively, expected to be the Neue Zürcher Zeitung and l’agéfi. The Articles of Incorporation provide that notices by us to our shareholders or otherwise are, in general, to be validly published in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt), though the Board may adopt additional means of communication with shareholders.

No material interruptions in business

There have been no material interruptions in our business during the previous or current financial year.

Converium Holding AG

Index to consolidated and historical combined

financial statements

Converium Holding AG and Subsidiaries

Interim statements of income (unaudited)

	Six months ended
	June 30

(US$ million, except per share information)	2004	2003

Revenues
Gross premiums written	2,411.2	2,212.5
Less ceded premiums written	(163.8)	(128.6)

Net premiums written	2,247.4	2,083.9
Net change in unearned premiums	(244.5)	(287.1)

Net premiums earned	2,002.9	1,796.8
Net investment income	147.8	123.0
Net realized capital gains	21.7	7.5
Other income (loss)	2.9	(4.4)

Total revenues	2,175.3	1,922.9

Benefits, losses and expenses
Losses, loss adjustment expenses and life benefits	(1,824.7)	(1,332.7)
Underwriting acquisition costs	(431.2)	(380.5)
Other operating and administration expenses	(104.3)	(96.9)
Interest expense	(16.6)	(17.0)
Impairment of goodwill	(94.0)	-

Total benefits, losses and expenses	(2,470.8)	(1,827.1)

(Loss) income before taxes	(295.5)	95.8
Income tax expense	(298.8)	(11.2)

Net (loss) income	(594.3)	84.6

Basic (loss) earnings per share	(14.92)	2.12
Diluted (loss) earnings per share	(14.69)	2.10

The notes to the interim financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries

Interim balance sheets

	June 30,	Dec. 31,
(US$ million, except share information)	2004	2003

	(unaudited
Assets
Invested assets
Held-to-maturity securities:
Fixed maturities	585.6	500.4
Available-for-sale securities:
Fixed maturities	4,734.4	4,428.2
Equity securities	862.4	840.2
Other investments	203.1	173.5
Short-term investments	90.2	55.8

Total investments	6,475.7	5,998.1
Funds Withheld Asset	1,370.5	1,530.6

Total invested assets	7,846.2	7,528.7

Other assets
Cash and cash equivalents	80.2	280.8
Premiums receivable:
Current	222.0	182.8
Accrued	2,136.2	1,825.5
Reinsurance assets:
Underwriting reserves	1,593.3	1,718.6
Insurance balances receivable, net	215.7	224.0
Funds held by reinsureds	1,560.5	1,374.0
Deferred policy acquisition costs	419.4	380.1
Deferred income taxes	82.9	345.1
Other assets	454.1	495.0

Total assets	14,610.5	14,354.6

Liabilities and equity
Liabilities
Losses and loss adjustment expenses, gross	8,520.8	7,842.8
Unearned premiums, gross	1,678.5	1,467.4
Future life benefits, gross	498.9	483.5
Other reinsurance liabilities	1,256.8	1,087.3
Funds held under reinsurance contracts	489.0	529.8
Deferred income taxes	133.3	158.3
Accrued expenses and other liabilities	293.3	311.6
Debt	390.7	390.6

Total liabilities	13,261.3	12,271.3

Equity
Common stock CHF 10 nominal value, 40,006,217 and 40,006,217 shares issued, respectively (39,803,929 and 39,775,620 shares outstanding, respectively)	253.0	253.0
Additional paid-in capital	1,331.8	1,326.7
Treasury stock (202,288 and 230,597 shares, respectively)	(8.8)	(10.0)
Unearned stock compensation	(7.7)	(6.1)
Accumulated other comprehensive income:
Net unrealized gains on investments, net of taxes	59.3	145.3
Cumulative translation adjustments	109.4	116.1

Total accumulated other comprehensive income	168.7	261.4

Retained (deficit) earnings	(387.8)	258.3

Total equity	1,349.2	2,083.3

Total liabilities and equity	14,610.5	14,354.6

The notes to the interim financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries

Interim statements of cash flows (unaudited)

	Six months
	ended
	June 30

(US$ million)	2004	2003

Cash flows from operating activities
Net (loss) income	(594.3)	84.6
Adjustments for
Net realized capital gains on investments	(21.7)	(7.5)
Amortization of premium/discount	28.7	21.0
Depreciation and amortization	12.2	15.3
Impairment of goodwill	94.0	-

Total adjustments	113.2	28.8
Changes in operational assets and liabilities
Deferred policy acquisition costs	(43.9)	(51.1)
Reinsurance assets	130.6	51.0
Funds held by reinsureds	(204.6)	(55.7)
Funds Withheld Asset	157.0	68.6
Premiums receivable	(368.2)	(484.1)
Unearned premiums, gross	219.5	280.7
Losses and loss adjustment expenses, gross	707.8	293.7
Future life benefits, gross	21.1	30.2
Funds held under reinsurance contracts	(41.0)	26.3
Other reinsurance liabilities	186.7	229.2
Income taxes, net	259.6	21.0
Net changes in all other operational assets and liabilities	(101.0)	49.4

Total changes in operational assets and liabilities	923.6	459.2

Cash provided by operating activities	442.5	572.6

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	(92.7)	(20.6)
Proceeds from sales and maturities of fixed maturities available-for-sale	1,629.2	2,103.4
Purchases of fixed maturities available-for-sale	(1,994.8)	(2,710.8)

Cash flows from investing activities (fixed maturities)	(458.3)	(628.0)

Proceeds from sales of equity securities	449.2	28.2
Purchases of equity securities	(520.9)	(159.3)

Cash flows from investing activities (equity securities)	(71.7)	(131.1)

Net (increase) decrease in short-term investments	(34.4)	183.8
Proceeds from sales of other assets	23.1	6.6
Purchases of other assets	(51.6)	(59.7)

Cash flows from investing activities (other)	(62.9)	130.7

Net cash used in investing activities	(592.9)	(628.4)

Cash flows from financing activities
Net purchases of common shares	(4.9)	(6.8)
Dividends to shareholders	(47.9)	(29.4)

Net cash used in financing activities	(52.8)	(36.2)
Effect of exchange rate changes on cash and cash equivalents	2.6	9.9

Change in cash and cash equivalents	(200.6)	(82.1)
Cash and cash equivalents as of January 1	280.8	361.5

Cash and cash equivalents as of June 30	80.2	279.4

The notes to the interim financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries

Interim statement of changes in equity (unaudited)

					Accumulated
		Additional		Unearned	other	Retained
	Common	paid-In	Treasury	stock	comprehensive	earnings	Total
(US$ million)	stock	capital	stock	compensation	income	(deficit)	equity

Balance, December 31, 2003	253.0	1,326.7	(10.0)	(6.1)	261.4	258.3	2,083.3

Net loss	-	-	-	-	-	(594.3)	(594.3)
Change in net unrealized gains on investments, net of taxes	-	-	-	-	(86.0)	-	(86.0)
Translation adjustments	-	-	-	-	(6.7)	-	(6.7)
Total comprehensive loss							(687.0)
Dividends to shareholders	-	-	-	-	-	(47.9)	(47.9)
Transfer to general legal reserve	-	3.9	-	-	-	(3.9)	-
Purchases of common shares	-	-	(4.9)	-	-	-	(4.9)
Releases of common shares from treasury	-	(5.8)	6.1	-	-	-	0.3
Net amortization of stock compensation	-	7.0	-	(1.6)	-	-	5.4

Balance, June 30, 2004	253.0	1,331.8	(8.8)	(7.7)	168.7	(387.8)	1,349.2

The notes to the interim financial statements are an integral part of these financial statements

Converium Holding AG and Subsidiaries

Notes to the interim financial statements (unaudited)

Schedule of segment data

	Standard Property &		Specialty
	Casualty Reinsurance		Lines
(US$ million)
Six months ended June 30	2004	2003	2004	2003

Gross premiums written	1,076.1	1,000.9	1,070.4	988.8
Less ceded premiums written	(87.6)	(60.2)	(54.8)	(57.9)

Net premiums written	988.5	940.7	1,015.6	930.9
Net change in unearned premiums	(128.3)	(153.5)	(98.7)	(107.4)

Net premiums earned	860.2	787.2	916.9	823.5
Total investment results	67.2	52.2	90.1	68.5

Revenues	927.4	839.4	1,007.0	892.0

Losses, loss adjustment expenses and life benefits	(685.0)	(518.6)	(969.9)	(665.9)
Underwriting acquisition costs	(191.3)	(173.7)	(188.4)	(167.0)
Other operating and administration expenses	(42.2)	(37.3)	(34.4)	(36.9)

Benefits, losses and expenses	(918.5)	(729.6)	(1,192.7)	(869.8)

Segment income (loss)	8.9	109.8	(185.7)	22.2
Other income (loss)
Interest expense
Impairment of goodwill
(Loss) income before taxes
Income tax expense
Net (loss) income
At June 30, 2004
Reinsurance assets — underwriting reserves	526.5		946.8
Losses and loss adjustment expenses, gross	3,459.9		4,869.5
Future life benefits, gross	-		-
Ratios
Loss ratio (Losses divided by net premiums earned)	79.6%	65.9%	105.8%	80.9%
Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)	22.2%	22.1%	20.5%	20.3%
Administration expense ratio (Other operating and administration expenses divided by net premiums written)	4.3%	4.0%	3.4%	4.0%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	106.1%	92.0%	129.7%	105.2%

Converium Holding AG and Subsidiaries

Notes to the interim financial statements (unaudited)

Schedule of segment data

	Total Non-life		Life & Health		Corporate
	consolidated		Reinsurance		Center		Total consolidated
(US$ million)
Six months ended June 30	2004	2003	2004	2003	2004	2003	2004	2003

Gross premiums written	2,146.5	1,989.7	264.7	222.8	-	-	2,411.2	2,212.5
Less ceded premiums written	(142.4)	(118.1)	(21.4)	(10.5)	-	-	(163.8)	(128.6)

Net premiums written	2,004.1	1,871.6	243.3	212.3	-	-	2,247.4	2,083.9
Net change in unearned premiums	(227.0)	(260.9)	(17.5)	(26.2)	-	-	(244.5)	(287.1)

Net premiums earned	1,777.1	1,610.7	225.8	186.1	-	-	2,002.9	1,796.8
Total investment results	157.3	120.7	12.2	9.8	-	-	169.5	130.5

Revenues	1,934.4	1,731.4	238.0	195.9	-	-	2,172.4	1,927.3

Losses, loss adjustment expenses and life benefits	(1,654.9)	(1,184.5)	(169.8)	(148.2)	-	-	(1,824.7)	(1,332.7)
Underwriting acquisition costs	(379.7)	(340.7)	(51.5)	(39.8)	-	-	(431.2)	(380.5)
Other operating and administration expenses	(76.6)	(74.2)	(10.8)	(6.5)	(16.9)	(16.2)	(104.3)	(96.9)

Benefits, losses and expenses	(2,111.2)	(1,599.4)	(232.1)	(194.5)	(16.9)	(16.2)	(2,360.2)	(1,810.1)

Segment income (loss)	(176.8)	132.0	5.9	1.4	(16.9)	(16.2)	(187.8)	117.2
Other income (loss)							2.9	(4.4)
Interest expense							(16.6)	(17.0)
Impairment of goodwill							(94.0)	-

(Loss) income before taxes							(295.5)	95.8
Income tax expense							(298.8)	(11.2)

Net (loss) income							(594.3)	84.6

At June 30, 2004
Reinsurance assets — underwriting reserves	1,473.3		120.0				1,593.3
Losses and loss adjustment expenses, gross	8,329.4		191.4				8,520.8
Future life benefits, gross	-		498.9				498.9
Ratios
Loss ratio (Losses divided by net premiums earned)	93.1%	73.5%
Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)	21.4%	21.2%	22.8%	21.4%
Administration expense ratio (Other operating and administration expenses divided by net premiums written)	3.8%	4.0%	4.4%	3.1%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	118.3%	98.7%

Converium Holding AG and Subsidiaries

Notes to the interim financial statements

(unaudited — continued)

1. Basis of preparation

The interim financial statements for Converium Holding AG and subsidiaries (“Converium” or “the Company”) have been prepared on the basis of accounting principles generally accepted in the United States (“US GAAP”) for interim financial information. Accordingly, such financial statements do not include all the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results of operations for the interim period are not necessarily indicative of the results that may be expected for the year ended December 31, 2004, as interim results may be affected by several factors including, but not limited to, changes in the economic environment and catastrophic losses. These interim financial statements should be read in conjunction with the audited financial statements of Converium for the year ended December 31, 2003. Certain reclassifications have been made to prior year amounts to conform to the current year’s presentation.

Use of Estimates

The preparation of financial statements, in conformity with US GAAP, requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The most significant estimates include those used in determining reserves for non-life loss and loss adjustment expenses, premium accruals and deferred policy acquisition costs, reinsurance recoverables, impairments, income taxes, and commitments and contingencies.

2. New accounting pronouncements

Statement of Position (“SOP”) 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts”

In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts”. The SOP is effective for financial statements for fiscal years beginning after December 15, 2003, with earlier adoption encouraged. The SOP may not be applied retroactively to prior years’ financial statements, and initial application should be as of the beginning of an entity’s fiscal year. This SOP did not have a material impact on Converium’s consolidated financial condition or results of operations. See Note 6 for additional information.

SFAS 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits — an amendment of FASB Statements No. 87, 88, and 106”

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits — an amendment of FASB Statements No. 87, 88 and 106”. This Statement retains the disclosures required by SFAS No. 132, “Employers’

Converium Holding AG and Subsidiaries

Notes to the interim financial statements

(unaudited — continued)

Disclosures about Pensions and Other Postretirement Benefits — an amendment of FASB Statements No. 87, 88, and 106”, which standardized the disclosure requirements for pensions and other postretirement benefits to the extent practicable and requires additional information on changes in the benefit obligations and fair values of plan assets. Additional disclosures have been added in response to concerns expressed by users of financial statements; those disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. This statement is effective for financial statements with fiscal years ending after December 15, 2003, with interim-period disclosures effective for interim periods beginning after December 15, 2003. See Note 8 for additional information.

FASB Interpretation 46, “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51”

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51” (“FIN 46”), which requires an enterprise to assess whether consolidation of an entity is appropriate based upon its interests in a variable interest entity (“VIE”). A VIE is an entity in which the equity investors do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The initial determination of whether an entity is a VIE shall be made on the date at which an enterprise becomes involved with the entity. An enterprise shall consolidate a VIE if it has a variable interest that will absorb a majority of the VIE’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. FIN 46 was effective immediately for new VIEs established or purchased subsequent to January 31, 2003. The adoption of FIN 46 did not have a material impact on Converium’s consolidated financial condition or results of operations, as there were no VIEs identified which required consolidation.

In December 2003, the FASB issued a revised version of FIN 46 (“FIN 46®”), which incorporates a number of modifications and changes made to the original version. FIN 46® replaces the previously issued FIN 46 and, subject to certain special provisions, is effective no later than the end of the first reporting period that ends after December 15, 2003 for entities considered to be special-purpose entities and no later than the end of the first reporting period that ends after March 15, 2004 for all other VIEs. Early adoption is permitted. Converium adopted FIN 46® at December 31, 2003. The adoption of FIN 46® did not result in the consolidation of any VIEs.

Converium has performed an evaluation of the catastrophic protection counter-party agreement with Helix 04 Limited, issued in the second quarter of 2004, to establish whether Converium is the primary beneficiary of the VIE which issued the securities. Management has concluded that Converium is not the primary beneficiary of the VIE (See Note 7).

Converium Holding AG and Subsidiaries

Notes to the interim financial statements

(unaudited — continued)

3. Second quarter developments

In the second quarter of 2004, Converium recorded pre-tax charges of US$ 748.5 million, as described below.

Reserve development

The following table presents the net adverse (favorable) reserve development for each of Converium’s non-life segments:

	Six months
	ended June 30

(US$ million)	2004	2003

Standard Property & Casualty Reinsurance	106.1	(34.2)
Specialty Lines	321.6	42.1

Total non-life reinsurance	427.7	7.9

Converium has experienced significant adverse development in its US casualty reinsurance lines for the last several years. Since 2001, Converium has recorded a total of US$ 668.5 million of additional provisions on its non-life business (2001: US$ 123.6 million; 2002: US$ 148.5 million; 2003: US$ (31.3) million; and first half of 2004: US$ 427.7 million). In 2003, the positive development of US$ 31.3 million consisted of positive development on property lines (US$ 113.5 million) and aviation and space (US$ 102.2 million), offset by adverse development on workers’ compensation and professional liability and other special liability lines (US$ 120.3 million) and the motor and general third party liability lines (US$ 64.1 million). The reserve releases in 2003 were primarily from the 2002 underwriting year, while the US business written in 1997 to 2001 mostly saw continued strengthening.

On April 29, 2004, Converium announced that first quarter reported losses from prior year US casualty business had exceeded expected loss emergence. In that release, Converium also stated the expectation that the volatility of longer-tail risks is likely to persist for some time. In the first quarter of 2004, the continuing reserve volatility of old underwriting years resulted in strengthening of prior years’ loss reserves of US$ 43.0 million, consisting of US$ 10.1 million in the Standard Property & Casualty Reinsurance segment (primarily from the Western European motor book) and US$ 32.9 million in the Specialty Lines segment (primarily from the US professional liability and other special liability lines).

This adverse loss reporting trend has continued and accelerated in the second quarter of 2004. In response to the loss development observed in the first and second quarters of 2004, Converium has initiated additional reviews of its US business from an integrated underwriting, claims and actuarial perspective in order to examine the adequacy of prior years’ provisions. The Chief Executive Officer and Chief Technical Officer have conducted underwriting reviews on treaty accounts and lines of business with material loss experience to supplement the claims audits and actuarial reserve reviews that Converium conducts in its ordinary course of business. Through the date of this report, it is performing additional claims audits and actuarial reserve

Converium Holding AG and Subsidiaries

Notes to the interim financial statements

(unaudited — continued)

reviews of the largest and most significant ceding companies in order to obtain more information to refine the estimate of the ultimate loss reserves for this book of business. These claims audits and actuarial reserve reviews will continue into the third quarter of 2004. As part of this review and to assist with its assessment, Converium commissioned a leading firm of consulting actuaries to conduct an external actuarial study of the company’s reserves held in respect of the Zurich and New York businesses.

When deriving its estimates of ultimate losses and its selection of loss development patterns as of June 30, 2004, Converium has reflected the accelerated claims development in the more recent periods. Based upon Converium’s ongoing analysis to date, in the second quarter of 2004, Converium recorded strengthening of prior years’ loss reserves of US$ 384.7 million, consisting of US$ 96.0 million in the Standard Property & Casualty Reinsurance segment and US$ 288.7 million in the Specialty Lines segment. In the Standard Property & Casualty Reinsurance segment, the reserve strengthening primarily related to general third party liability lines in the US (US$ 99.3 million). In the Specialty Lines segment, the reserve strengthening arose primarily from the professional liability and other special liability lines, in particular umbrella, professional liability and excess & surplus lines of business in the US (US$ 265.2 million), related to accident years 1997 through 2001.

Based upon information obtained from Converium’s continuing analysis, including the results of the external actuarial reserve study, and the completion of the claims audits, Converium will update its estimate of its loss reserve position and potential loss exposure and, if the new information indicates the need for further adjustment, it will be recorded in the third quarter of 2004. Based upon the information currently available, Converium does not expect further material strengthening of its loss reserve position.

Income taxes

Converium’s consolidated income tax expense for the three months ended June 30, 2004 reflects an additional expense of US$ 269.8 million, related to the establishment of a full valuation allowance against the net deferred income tax balances previously carried at Converium Reinsurance (North America) Inc. (“CRNA”). CRNA is the legal entity where the majority of the reserve strengthening has occurred.

As required under SFAS No. 109, “Accounting for Income Taxes”, Converium is required to assess if it is more likely than not that some or all of the net deferred tax assets will not be realized. In making this assessment, reference is made to, among other things, historical losses. Therefore, a full valuation allowance has been established against CRNA’s net deferred tax assets as of June 30, 2004. CRNA may offset future taxable income against the existing net operating loss carryforwards, resulting in no US federal tax expense on such income until such time as the net operating losses are utilized or expire.

As of June 30, 2004, Converium’s valuation allowance was US$ 455.6 million, comprising net operating loss carryforwards (US$ 313.1 million), loss reserve discount (US$ 133.9 million), and other temporary differences, net (US$ 8.6 million). As of December 31, 2003, the valuation allowance was US$ 47.9 million, all of which related to net operating loss carryforwards.

Converium Holding AG and Subsidiaries

Notes to the interim financial statements

(unaudited — continued)

As of June 30, 2004, Converium had total net operating loss carryforwards of US$ 959.1 million available to offset future taxable income of certain branches and subsidiaries. The majority of these net operating loss carryforwards relate to CRNA and expire in the years 2020 through 2024.

Converium will continue to monitor its tax position and reassess the need for a full valuation allowance on its net deferred tax assets on a periodic basis. Realization of the deferred tax asset related to net operating loss carryforwards is dependent upon generating sufficient taxable income within specified future periods.

Goodwill and other intangible assets

SFAS No. 142, “Goodwill and Other Intangible Assets”, requires impairment testing of goodwill annually or more regularly if any event or change in business circumstances occurs which would indicate that the carrying value of goodwill may be impaired. Due to the reserving actions taken in the second quarter of 2004 in respect of prior year development in the Specialty Lines segment’s business written in North America, and a subsequent decision to take a full valuation allowance against the net deferred tax asset at Converium Reinsurance (North America) Inc., a goodwill impairment test has been conducted to assess the fair value of the reporting units at that date. As a result of this assessment, an impairment charge of US$ 94.0 million has been recorded in the second quarter of 2004.

SFAS No. 142 also requires that useful lives for intangible assets other than goodwill be reassessed and the remaining amortization periods be adjusted accordingly. There are no intangible assets recorded on the Converium Reinsurance (North America) Inc. balance sheet as of June 30, 2004 in respect of any business segment or reporting unit; therefore there is no requirement to perform impairment testing on intangible assets.

The remaining balance of goodwill and other intangible assets as of June 30, 2004 was US$ 76.8 million, which relates to Converium AG’s strategic investments in Global Aerospace Underwriting Managers Limited (“GAUM”) and MDU Services Ltd. As of June 30, 2004, both of these companies have continued to perform in line with management’s expectations.

Ratings and regulatory issues

On July 20, 2004, Standard & Poor’s Ratings Services lowered its long-term counterparty credit and insurer financial strength ratings on Converium AG and its main operating subsidiaries (collectively referred to as Converium) to “A-” from “A”. In addition, Standard & Poor’s lowered its long-term counterparty credit and senior unsecured debt ratings on Converium Holdings (North America) Inc. to “BBB-” from “BBB”, and junior subordinated debt rating on Converium Finance S.A. to “BBB” from “BBB+”. At the same time, all ratings were placed on CreditWatch with negative implications. Standard & Poor’s will also reassess the status (currently core) of Converium Reinsurance (North America) Inc. in the Converium Group. This could result in a lowering of the rating on Converium Reinsurance (North America) Inc. below that of the other core companies.

Converium Holding AG and Subsidiaries

Notes to the interim financial statements

(unaudited — continued)

Also, on July 20, 2004, A.M. Best downgraded the financial strength ratings of Converium AG and its rated core subsidiaries (collectively referred to as Converium) to “A-” from “A”. At the same time, it downgraded all issuer credit ratings and related debt issues and placed all ratings under review with negative implications. In addition, A.M. Best is reviewing the core status of Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc. (“CINA”).

Converium is fully committed to maintaining a strong capitalization that enables us to continue to execute its strategy. In order to achieve this objective, Converium is currently exploring all options. Converium will specify the full set of capital management measures once the external actuarial reserve study is completed.

Converium has reviewed its contracts for implications of a ratings downgrade. Based upon a preliminary analysis, the significant majority of its contracts that contain a ratings provision are triggered at a rating level below “A-.” In addition, the Company is reviewing its contracts for implications of decreases to certain statutory surplus levels.

Ratings and surplus triggers typically give rise to a right of termination in favor of the cedent that allows the cedent to terminate the contract on a prospective basis from the date of termination. However, as a commercial matter, the cedent and reinsurer generally renegotiate the terms of the contract. In renegotiating the contract terms, cedents will typically require the reinsurer to post collateral to secure the obligations under the contract.

4. Foreign currency translation and transactions

Table 4.1 summarizes the principal exchange rates that have been used for translation purposes (US dollar per foreign currency unit). Net realized gains (losses) on foreign currency transactions were immaterial for the six months ended June 30, 2004 and 2003, respectively.

Table 4.1

Exchange rates

			Statements of income
	Balance sheets		and cash flows

	June 30,	December 31,	June 30,	June 30,
	2004	2003	2004	2003

UK pound	1.8135	1.7804	1.8220	1.6107
Euro	1.2167	1.2531	1.2275	1.1047
100 Japanese yen	0.9165	0.9352	0.9226	0.8420
Swiss franc	0.7985	0.8033	0.7904	0.7404

Converium Holding AG and Subsidiaries

Notes to the interim financial statements

(unaudited — continued)

5. Investments

Table 5.1

Net investment income

	Six months
	ended June 30

(US$ million)	2004	2003

Investment income:
Fixed maturities	94.0	65.9
Equity securities	9.2	7.8
Funds Withheld Asset	39.3	43.8
Other, net of expenses	5.3	5.5

Net investment income	147.8	123.0

Table 5.2

Net realized capital gains (losses)

	Six months
	ended June 30

(US$ million)	2004	2003

Fixed maturities:
Realized capital gains	8.6	26.1
Realized capital losses	(7.4)	(3.8)
Equity securities:
Realized capital gains	25.9	5.2
Realized capital losses	(0.8)	(0.1)
Write-down of impaired investments	(2.6)	(21.9)
Other	(2.0)	2.0

Net realized capital gains (losses)	21.7	7.5

In the second quarter of 2004, Converium realized capital gains of US$ 16.5 million from rebalancing certain equity investments. In second quarter of 2003, Converium realized capital gains of US$ 16.0 million on sales of fixed income investments in order to reduce the duration of Converium’s bond portfolio. Included in the impairment charges in the six months ended June 30, 2003 were US$ 19.5 million related to Converium’s equity securities portfolio and US$ 2.4 million related to its real estate portfolio.

Converium Holding AG and Subsidiaries

Notes to the interim financial statements

(unaudited — continued)

Table 5.3

Investments in fixed maturities and equity securities

	Cost or		Gross		Gross		Estimated
	amortized cost		unrealized gains		unrealized losses		fair value

	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31
(US$ million)	2004	2003	2004	2003	2004	2003	2004	2003

Held-to-maturity
Fixed maturities:
Transferred in:
US government	288.2	294.0	0.2	6.2	(15.6)	-	272.8	300.2
Other governments	13.7	14.0	-	0.1	(0.2)	-	13.5	14.1
Newly invested:
US government	170.6	169.8	-	1.8	(3.3)	-	167.3	171.6
Other governments	113.1	22.6	-	-	(3.8)	(0.8)	109.3	21.8

Total held-to-maturity	585.6	500.4	0.2	8.1	(22.9)	(0.8)	562.9	507.7

Available-for-sale
Fixed maturities:
US government	1,955.6	1,728.0	6.2	13.6	(32.6)	(8.0)	1,929.2	1,733.6
Other governments	1,392.1	1,163.4	2.8	3.8	(13.1)	(2.6)	1,381.8	1,164.6
Corporate and other debt securities	578.9	671.6	4.1	12.7	(6.4)	(3.4)	576.6	680.9
Mortgage and asset-backed securities	852.3	839.4	3.4	11.5	(8.9)	(1.8)	846.8	849.1

Total	4,778.9	4,402.4	16.5	41.6	(61.0)	(15.8)	4,734.4	4,428.2
Equity securities	770.8	745.7	95.1	96.2	(3.5)	(1.7)	862.4	840.2

Total available-for-sale	5,549.7	5,148.1	111.6	137.8	(64.5)	(17.5)	5,596.8	5,268.4

6. Guaranteed Minimum Death Benefit (GMDB)

Converium assumed certain retrocession liability with regard to Guaranteed Minimum Death Benefit (GMDB) features attached to variable annuity policies written in the United States. These treaties are all in run-off and cover in total 1.7 million policies that were issued mainly in the late 1990’s and that incorporate various benefit types originating from different primary insurers. Claims occur in the event of death if a policy is in-the-money, which means that the GMDB exceeds the account balance. Under these circumstances, the difference between the GMDB and the account balance or the GMDB and the cash surrender value becomes due, depending on the definition of the underlying reinsurance agreements.

Converium Holding AG and Subsidiaries

Notes to the interim financial statements

(unaudited — continued)

The following types of Guaranteed Minimum Death Benefits are covered:

•	Return of premium: The GMDB is the amount of total deposits adjusted for partial withdrawals, if any.

•	Ratchet: After a given number of years, the GMDB is adjusted to the greater of the current death benefit and the current account balance. Most common is a 1-year ratchet, meaning that the GMDB is adjusted annually on the policy’s anniversary date.

•	Rollup: The GMDB increases each year from the initial premium adjusted for later deposits and partial withdrawals by a fixed percentage. Rollup guarantees reinsured under Converium’s agreements grant an annual accumulation percentage between 3% and 7%. In many products, especially for higher rollup percentages, an upper limit applies (e.g. 200% of the paid policyholder premium adjusted for later deposits and partial withdrawals).

•	Reset: After a given number of years, the GMDB is adjusted to the current account balance. This means that the GMDB can be reduced but often not below the paid-up premium (adjusted for later deposits and partial withdrawals).

•	Combinations of the above.

Guarantees that increase over the time are, for a majority of the assumed business, only applied up to a certain age (e.g. 85). For the majority of the portfolio, a maximum death benefit age exists and as a consequence, Converium will be off the risk afterwards.

Converium does not hold any contract holder funds. These assets remain with the originating ceding companies.

The GMDB liability is determined each period based on the information provided by Converium’s ceding companies. The current account value, the guaranteed death benefit and details of the covered benefit types are taken into consideration for the evaluation of the net amount at risk (NAR) and the expected future liability. The liability according to SOP 03-1 is estimated at the end of the reporting period.

For the evaluation of the liabilities, Converium uses an actuarial model that considers 1,000 stochastically generated investment performance scenarios. The mean performance assumed for equities is 9.6% and the mean performance for other investment types such as bonds and cash deposits varies between 4.8% and 5.7%. The corresponding volatility assumptions are 18.3% and 1.5% to 2.2%, respectively. The discount rate used in the model is stochastically generated in line with the other investment scenarios and takes into consideration the current yield level. It is assumed to be an average of 5.7% over the long run. The mortality assumption is 100% of the Annuity 2000 table. Lapse rates vary by duration and range from 6.5% to 20%. Partial withdrawals, either applied pro-rata or on a dollar-for-dollar basis according to the policy conditions, are also considered in the modelling. The corresponding parameter, reflecting the on-average withdrawn amount of the account value, varies by duration and is assumed to range from 2.4% to 7.5% per annum.

Converium Holding AG and Subsidiaries

Notes to the interim financial statements

(unaudited — continued)

As of June 30, 2004, the following values were estimated as described above:

					Gross
(US$ million)					SOP 03-1
Guarantee type	Average age	GMDB	Account value	NAR	reserve

Ratchet	65.3	2,287.0	1,892.8	468.2	22.9
Rollup	70.0	616.4	397.2	229.8	19.0
Rollup & ratchet	66.8	113.1	95.9	20.5	0.8
Return of premium	62.9	23.2	22.5	2.8	0.1
Reset	57.6	301.7	306.2	25.2	1.0
Reset & return of premium	59.2	177.9	180.5	9.8	0.4

Total	66.4	3,519.3	2,895.1	756.3	44.2

The table below shows the cash flow and claim reserves balances for the periods shown:

Six months
ended June 30,
(US$ million)	2004

Received reinsurance premium, net of commission and brokerage	2.1
Paid losses	6.4

As of June 30,
2004

Claim reserves (including case reserves and IBNR)	6.7

7.	Catastrophe protection

On June 15, 2004, Converium AG announced the successful private placement of US$ 100.0 million of floating rate notes issued by Helix 04 Limited (“Helix 04”), a Bermuda special purpose exempted company. By means of a counter party contract with the issuer, the transaction provides Converium with fully collateralized second and subsequent event protection for North Atlantic hurricane, US earthquake, Japanese earthquake and European windstorm property catastrophe exposures. The notes are triggered only by second and subsequent events in any of the four peril regions during the five-year term of the transaction.

Payments from Helix 04 to Converium AG are based on modeled reinsurance losses on a notional portfolio. In a modeled loss contract, the covered party’s aggregate exposure to each geographical region and type of catastrophe, by line of business, is compared to industry-wide data in order to produce the covered party’s market share of particular loss events by line of business using commercially available natural catastrophe loss simulation modeling software. The software simulates a catastrophe, at various levels of severity, by generating certain probabilistic loss distributions, in order to calculate industry-wide losses and the corresponding losses for the covered party on a “ground-up basis”, by line of business. These losses are then

Converium Holding AG and Subsidiaries

Notes to the interim financial statements

(unaudited — continued)

compared to the modeled loss contracts to determine the amount of the covered party’s recovery in respect of such an event.

The Helix 04 contract is first triggered when notional losses reach US$ 150.0 million. The second trigger is hit when notional losses reach US$ 175.0 million. It then pays out according to a sliding scale of notional losses up to US$ 275.0 million. The amount of losses that must be incurred before coverage applies relates to the type of loss event, e.g. earthquake, hurricane or windstorm.

The expected annual cost of Helix 04 to Converium AG is approximately US$ 5.6 million. The annual charge to Converium is not impacted by the occurrence of a loss event that is protected by Helix 04, unlike the prior contract in respect of Trinom, where Converium was required to pay higher amounts for the remainder of the term of the contract. The Helix 04 counter party contract is not treated as reinsurance and accordingly the charge is reflected through other income (loss), although the cost of the counter party contract is amortized over the term of the contract in a manner similar to reinsurance.

8.	Employee benefits

The following table shows the net periodic benefit expense for the six months ended June 30, 2004 and 2003.

Table 8.1

Net periodic benefit expense

	Six months
	ended June 30

(US$ million)	2004	2003

Service cost	4.4	3.0
Interest cost	1.5	1.3
Expected return on plan assets	(1.6)	(1.2)
Employee contributions	(1.6)	(1.1)
Amortization of transition obligation	-	0.3
Amortization of actuarial losses	-	0.1
Amortization of past service cost	(0.1)	-

Net periodic benefit expense	2.6	2.4

Converium Holding AG and Subsidiaries

Notes to the interim financial statements

(unaudited — continued)

9.	Shareholders’ equity

At its Annual General Meeting on April 27, 2004, Converium Holding AG amended its Articles of Incorporation to the following effect:

(a)	Authorized share capital

The Board of Directors is authorized, on or before April 27, 2006, to increase the share capital by the issue up to a maximum of 4,000,000 fully paid-up registered shares each of CHF 10 nominal value amounting to a maximum of CHF 40,000,000. An increase in partial amounts is permitted. The date of issue of new shares, their issue price, the type of payment, the date of the entitlement to dividends and the details of a contribution in kind or an acquisition of assets, if any, will be determined by the Board of Directors.

(b)	Contingent share capital

The previously available contingent share capital for use in conjunction with the employee participation plans has been replaced by a contingent share capital for option rights and/or conversion rights for a number of 4 million shares or CHF 40,000,000 in nominal share capital.

10.	Global Aerospace Underwriting Managers Limited (GAUM)

In February 2004, Converium AG finalized a Sale and Purchase Agreement with Royal and Sun Alliance (“RSA”) to acquire a further 5.1% stake in GAUM, which increased its overall stake to 30.1%. Included within the Sale and Purchase agreement is a requirement for Converium AG to replace an existing loan from RSA in the amount of £2.5 million ($4.5 million). For the 2004 underwriting year, Converium has committed 27.25% of the overall pool’s capacity of the aviation risks managed by GAUM, compared to 25% for the 2003 underwriting year.

11.	Commitments and contingencies

Converium Rückversicherung (Deutschland) AG, Germany has an outstanding commitment of Euro 30 million (US$ 36.6 million) to fund an investment in a Morgan Stanley Real Estate Fund (Eurozone Office Fund), a Fonds Commun de Placement under Luxembourg Law. The manager can call this commitment at any time during the commitment period to fund working capital needs or the purchase of new investments.

All American Life Insurance Company Arbitration

The arbitration initiated on December 23, 2002 by CRNA and CINA against All American Life Insurance Company (“All American”), which was previously reported, has been settled. In May 2004, the parties to the dispute, which concerned a reinsurance treaty provided by All American, agreed to settle the matter with a full and final commutation of the treaty in exchange for a commutation payment by All American. Incurred losses of US$ 9.2 million have been recorded in the second quarter of 2004 to reflect this commutation.

Converium Holding AG and Subsidiaries

Notes to the interim financial statements

(unaudited — continued)

Continental Casualty Company Arbitration

In December 2002, Continental Casualty Company (“Continental”) and CRNA each demanded arbitration from the other to resolve a dispute arising from a retrocessional contract pursuant to which Continental reinsured CRNA for 50% of certain accident and health exposures CRNA assumed from a third party insurer. The dispute arose in October 2002 when Continental asserted that the third-party insurer had violated the reinsurance agreement with CRNA in such a way that might give rise to defenses under the reinsurance agreement.

Effective June 2004, Continental and CRNA entered into an Assignment of Rights, Limited Indemnity and Cooperation Agreement (the “Assignment Agreement”) pursuant to which the parties agreed to withdraw their respective demands for arbitration with prejudice. The Assignment Agreement enables Continental, with the cooperation of CRNA, to assert its defenses directly against the insurer and indemnifies CRNA for monetary liability or expenses it incurs resulting from CRNA’s cooperation or Continental’s assertion of its defenses.

US Life Insurance Co. Arbitration

On November 29, 1999, US Life Insurance Company (“US Life”) initiated an arbitration proceeding against Superior National Insurance Companies in Liquidation, CINA and Centre Insurance Company. US Life seeks to rescind a multi-year quota share reinsurance contract effective May 1, 1998 on the basis that material misrepresentations and omissions were allegedly made in procuring that contract. Inception-to-date amounts ceded by Converium to the contract through June 30, 2004 are US$ 54.0 million premiums earned, US$ 18.1 million commissions earned and US$ 106.5 million losses incurred. All discovery in this matter closed in November 2002, and arbitration hearings commenced in late 2002 and continued in 2003. These hearings did not conclude the arbitration and the arbitrators advised that additional dates necessary to conclude the arbitration were not available until the second half of 2004. The hearings recommenced in July 2004 and are currently expected to continue in August and September 2004. Based on the information available to date, we are unable to predict CINA’s chances of prevailing in this action. While Converium believes that it has a strong case against US Life for full reinsurance coverage in accordance with the contract, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the arbitration.

Converium Holding AG and Subsidiaries

Notes to the interim financial statements

(unaudited — continued)

12.	Earnings per share

Converium Holding AG has purchased 100,000 shares during the first half of 2004 related to share-based compensation plans.

The following shows the components of the earnings per share calculation:

	Six months
	ended June 30

(in millions, except per share information)	2004	2003

Net (loss) income	(594.3)	84.6
Average shares outstanding (millions)	39.8	39.9
Average diluted shares outstanding (millions)	40.5	40.3
Basic (loss) earnings per share	(14.92)	2.12
Diluted (loss) earnings per share	(14.69)	2.10

The per share (after-tax) impact of the charges described in Note 3 for reserve adjustments, income taxes and impairment of goodwill were as follows:

	Six months
	ended June 30

(in millions, except per share information)	2004	2003

Basic loss per share	(18.67)	-
Diluted loss per share	(18.38)	-

Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding is increased to include potential common shares, such as shares from non-vested stock grants and the assumed exercise of stock options, if dilutive.

13.	Subsequent events

Third quarter 2004 developments

Subsequent to the issuance of our June 30, 2004 interim consolidated financial statements, there were several developments that will have an impact on our September 30, 2004 interim consolidated financial statements. These developments are as follows (pre-tax):

•	Additional reserve adjustments between $50 million to $100 million. Following a detailed analysis of the specific conclusions in Tillinghast’s study, we will make adjustments to carried reserves in the third quarter of 2004. The precise amount of reserve increase and the resulting financial impact on our consolidated financial statements is dependent upon ongoing commutation discussions.

•	Commutations can accelerate the realization of profit inherent in long tail reserves by crystallizing outstanding claims reserves into payments, which are discounted to reflect

Converium Holding AG and Subsidiaries

Notes to the interim financial statements

(unaudited — continued)

the time value of money. Since commutation payments essentially reflect a discounted present value of future cash flows, future investment income earned will decline as the assets backing those reserves are liquidated to make payments. Since June 30, 2004, we have commuted approximately $250 million in loss reserves related to prior years business assumed by our North American operation, CRNA (with a corresponding reduction in cash and invested assets). Currently, CRNA is in negotiations with several clients for additional offers of commutations, and is pursuing these diligently.

•	Gross losses from Hurricane Charley (estimated at less than $25 million), Hurricane Frances (estimated at less than $20 million), Hurricane Ivan (estimated at between $30 million and $45 million), Hurricane Jeanne (estimated at between $12 million and $20 million) and typhoons in Japan (estimated at approximately $5 million).

•	In order to provide additional comfort as regards our reserve position, we have acquired a retrospective stop-loss retrocession cover from National Indemnity Company, a Standard & Poor’s AAA-rated member of the Berkshire Hathaway group of insurance companies. The stop-loss provides an additional $150 million of cover against potential adverse reserve development on the underwriting years 1987-2003 for all business written by Converium AG, Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc. The cover of $150 million attaches at $100 million in excess of the net reserves carried by these legal entities for these underwriting years as of June 30, 2004. The reinsurance charge for this retrocession is $20 million. We have retained the right to commute the transaction on July 1, 2009, or thereafter at mutually agreeable terms.

•	Restructuring charges related to retention plans, severance payments and the discontinuation of our North American operations currently estimated at approximately $20 million.

The above charges will be partially offset by net realized capital gains of approximately $15.6 million, primarily resulting from sales of equity securities to adjust our asset allocation to reduce investment portfolio risks. These net realized capital gains will be offset by a corresponding reduction in net unrealized capital gains in shareholders’ equity.

In addition, we expect a reduction in net premiums earned resulting from clients exercising their rights of special termination under various reinsurance contracts. However, such reduction in premiums earned will be accompanied by corresponding reductions of losses and underwriting acquisition costs.

Corporate resolutions

Our shareholders have resolved, in the extraordinary general meeting held on September 28, 2004, to reduce the nominal value of each of our shares from CHF 10 to CHF 5 and to increase the share capital by CHF 533,416,225 by issuing 106,683,245 Offered Shares. It is expected that the Offered Shares will be issued, and our corresponding capital increase (and reduction of the nominal value) will be recorded, in the Commercial Register of the Canton of Zug (Switzerland)

Converium Holding AG and Subsidiaries

Notes to the interim financial statements

(unaudited — continued)

on or about October 13, 2004. After the Offering, our issued outstanding share capital is expected to be CHF 733,447,310, divided into 146,689,462 shares of which 507,749 will be held by us. After the reduction of the nominal value of each of our shares, our conditional capital will be CHF 20,000,000 pursuant to which up to 4,000,000 shares can be issued upon exercise of conversion or option rights allotted in connection with bonds and other financial market instruments.

Converium Holding AG and Subsidiaries

Report of the independent group auditors

To the General Meeting of Shareholders of Converium Holding AG, Zug

We have audited the accompanying consolidated balance sheets of Converium Holding AG as of December 31, 2003, 2002 and 2001, and the related consolidated and historical combined statements of income, cash flows and changes in equity for each of the three years in the period ended December 31, 2003, included on pages F-25 through F-86, all expressed in United States dollars.

The consolidated and historical combined financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated and historical combined financial statements based on our audits. We confirm that we meet the Swiss legal requirements concerning professional qualifications and independence.

Our audits were conducted in accordance with auditing standards promulgated by the Swiss profession and with auditing standards generally accepted in the United States of America. Those standards require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated and historical combined financial statements are free from material misstatement. We have examined on a test basis, evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated and historical combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and historical combined financial statements referred to above present fairly, in all material respects, the financial position of Converium Holding AG at December 31, 2003, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America and comply with Swiss law.

We recommend that the consolidated and historical combined financial statements submitted to you be approved.

PricewaterhouseCoopers Ltd

A. Hill

M. Frei

Zurich, February 13, 2004

Converium Holding AG and Subsidiaries

Consolidated and historical combined statements of income

		Year ended December 31,

(US$ million, except per share information)	Notes	2003	2002	2001

Revenues
Gross premiums written		4,223.9	3,535.8	2,881.2
Less ceded premiums written		(396.9)	(213.6)	(398.6)

Net premiums written	9	3,827.0	3,322.2	2,482.6
Net change in unearned premiums		(150.5)	(156.7)	(187.4)

Net premiums earned	9	3,676.5	3,165.5	2,295.2
Net investment income	6	233.0	251.8	228.7
Net realized capital gains (losses)	6	18.4	(10.3)	(18.4)
Other income (loss)		2.7	(1.2)	(5.8)

Total revenues		3,930.6	3,405.8	2,499.7

Benefits, losses and expenses
Losses, loss adjustment expenses and life benefits	8,9	(2,674.2)	(2,492.0)	(2,300.5)
Underwriting acquisition costs	9	(803.2)	(666.7)	(508.1)
Other operating and administration expenses		(197.8)	(173.3)	(146.4)
Interest expense	10	(31.0)	(16.4)	(24.2)
Amortization of goodwill	7	-	-	(7.8)
Restructuring costs	3	-	-	(50.0)

Total benefits, losses and expenses		(3,706.2)	(3,348.4)	(3,037.0)

Income (loss) before taxes		224.4	57.4	(537.3)
Income tax (expense) benefit	11	(39.3)	49.4	169.9

Net income (loss)		185.1	106.8	(367.4)

Basic earnings (loss) per share	21	4.65	2.68	(9.18)
Diluted earnings (loss) per share	21	4.59	2.64	(9.18)

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries

Consolidated and historical combined balance sheets

		Year ended December 31,

(US$ million, except share information)	Notes	2003	2002	2001

Assets
Invested assets
Held-to-maturity securities:
Fixed maturities	6	500.4	-	-
Available-for-sale securities:
Fixed maturities	6	4,428.2	3,443.1	2,331.4
Equity securities	6	840.2	530.8	701.4
Other investments	6	173.5	177.3	195.1
Short-term investments		55.8	318.0	89.5

Total investments		5,998.1	4,469.2	3,317.4
Funds Withheld Asset	6	1,530.6	1,648.1	1,598.5

Total invested assets		7,528.7	6,117.3	4,915.9

Other assets
Cash and cash equivalents		280.8	361.5	420.5
Premiums receivable:
Current		182.8	131.9	81.2
Accrued		1,825.5	1,589.4	933.9
Reinsurance assets:
Underwriting reserves	9	1,718.6	1,627.7	1,668.1
Insurance balances receivable, net		224.0	239.9	400.2
Funds held by reinsureds		1,374.0	935.9	523.4
Deferred policy acquisition costs		380.1	264.9	217.9
Deferred income taxes	11	345.1	391.8	300.4
Other assets	7	495.0	390.7	245.0

Total assets		14,354.6	12,051.0	9,706.5

Liabilities and equity
Liabilities
Losses and loss adjustment expenses, gross	8	7,842.8	6,821.3	5,710.5
Unearned premiums, gross	9	1,467.4	1,170.7	968.7
Future life benefits, gross	9	483.5	371.7	252.0
Other reinsurance liabilities		1,087.3	661.6	315.9
Funds held under reinsurance contracts		529.8	429.5	430.8
Deferred income taxes	11	158.3	133.9	106.5
Accrued expenses and other liabilities		311.6	333.9	154.3
Debt	10	390.6	390.4	197.0

Total liabilities		12,271.3	10,313.0	8,135.7

Equity
Common stock CHF 10 nominal value, 40,006,217, 40,006,217 and 40,000,000 shares issued, respectively (39,775,620, 39,904,647 and 40,000,000 shares outstanding, respectively)	14	253.0	253.0	253.0
Additional paid-in capital		1,326.7	1,330.9	1,336.5
Treasury stock (230,597, 101,570 and nil shares, respectively)		(10.0)	(3.3)	—
Unearned stock compensation	13	(6.1)	(10.0)	(27.1)
Accumulated other comprehensive income (loss):
Net unrealized gains (losses) on investments, net of taxes	6	145.3	(53.3)	30.3
Cumulative translation adjustments		116.1	113.9	(21.9)

Total accumulated other comprehensive income		261.4	60.6	8.4

Retained earnings		258.3	106.8	—

Total equity		2,083.3	1,738.0	1,570.8

Total liabilities and equity		14,354.6	12,051.0	9,706.5

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries

Consolidated and historical combined statements of cash flows

	Year ended December 31

(US$ million)	2003	2002	2001

Cash flows from operating activities
Net income (loss)	185.1	106.8	(367.4)
Adjustments for
Net realized capital (gains) losses on investments	(18.4)	10.3	18.4
Amortization of premium/discount	43.9	20.6	6.2
Depreciation and amortization	30.5	38.2	37.0
Premium for September 11 coverage	-	-	28.5

Total adjustments	56.0	69.1	90.1
Changes in operational assets and liabilities
Deferred policy acquisition costs	(90.5)	(47.0)	(33.3)
Reinsurance assets	13.6	331.1	(433.8)
Funds held by reinsureds	(307.8)	(311.2)	158.4
Funds Withheld Asset	230.6	100.0	-
Premiums receivable	(162.2)	(565.1)	(77.8)
Unearned premiums, gross	204.2	139.0	194.3
Losses and loss adjustment expenses, gross	603.7	744.5	1,251.6
Future life benefits, gross	85.0	119.7	90.0
Funds held under reinsurance contracts	72.7	(38.2)	(81.6)
Other reinsurance liabilities	329.0	280.2	(175.9)
Income taxes, net	40.3	(32.8)	(203.9)
Net changes in all other operational assets and liabilities	5.6	(25.7)	(99.2)

Total changes in operational assets and liabilities	1,024.2	694.5	588.8

Cash provided by operating activities	1,265.3	870.4	311.5

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	(192.4)	-	-
Proceeds from sales and maturities of fixed maturities available-for-sale	3,813.4	4,573.3	1,892.2
Purchases of fixed maturities available-for-sale	(5,054.0)	(5,375.3)	(1,969.7)

Cash flows from investing activities (fixed maturities)	(1,433.0)	(802.0)	(77.5)

Proceeds from sales of equity securities	94.3	599.2	288.6
Purchases of equity securities	(244.2)	(651.1)	(425.7)

Cash flows from investing activities (equity securities)	(149.9)	(51.9)	(137.1)

Net decrease (increase) in short-term investments	277.1	(228.5)	25.6
Proceeds from sales of other assets	47.4	33.0	34.5
Purchases of other assets	(69.4)	(43.9)	(42.8)
Purchase of real estate held for investment	-	-	(139.4)
Net change in Funds Withheld Asset/ Zurich Financing Agreement	-	-	(290.6)

Cash flows from investing activities (other)	255.1	(239.4)	(412.7)

Net cash used in investing activities	(1,327.8)	(1,093.3)	(627.3)

Cash flows from financing activities
Net transfers from Zurich Financial Services	-	-	861.2
Payable to Zurich Financial Services	-	-	(233.4)
Cash flows from financing activities with Zurich Financial Services	-	-	627.8
Issuance of guaranteed subordinated notes	-	193.7	-
Net purchases of common shares	(17.3)	(14.7)	-
Dividends to shareholders	(29.9)	-	-

Cash flows from financing activities (debt and shares)	(47.2)	179.0	-

Net cash (used in) provided by financing activities	(47.2)	179.0	627.8

Effect of exchange rate changes on cash and cash equivalents	29.0	(15.1)	(13.4)

Change in cash and cash equivalents	(80.7)	(59.0)	298.6
Cash and cash equivalents as of January 1	361.5	420.5	121.9

Cash and cash equivalents as of December 31	280.8	361.5	420.5

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries

Consolidated and historical combined statements of

changes in equity

						Net
					Accumulated	investment
		Additional		Unearned	other	by Zurich
	Common	paid-in	Treasury	stock	comprehensive	Financial	Retained	Total
(US$ million)	stock	capital	stock	compensation	income (loss)	Services	earnings	equity

Balance, December 31, 2000	-	-	-	-	59.3	1,029.1	-	1,088.4

Net loss	-	-	-	-	-	(367.4)	-	(367.4)
Change in net unrealized gains (losses) on investments, net of taxes	-	-	-	-	11.5	-	-	11.5
Translation adjustments	-	-	-	-	(62.4)	-	-	(62.4)
Total comprehensive loss								(418.3)
Net transfers from Zurich Financial Services	-	-	-	-	-	889.7	-	889.7
Net issuance of stock compensation	-	38.1	-	(27.1)	-	-	-	11.0
Transfer of net investment by Zurich Financial Services	253.0	1,298.4	-	-	-	(1,551.4)	-	-

Balance, December 31, 2001	253.0	1,336.5	-	(27.1)	8.4	-	-	1,570.8

Net income	-	-	-	-	-		106.8	106.8
Change in net unrealized gains (losses) on investments, net of taxes	-	-	-	-	(83.6)		-	(83.6)
Translation adjustments	-	-	-	-	135.8		-	135.8
Total comprehensive income								159.0
Purchases of common shares	-	-	(14.7)	-	-		-	(14.7)
Releases of common shares from treasury	-	(12.9)	11.4	-	-		-	(1.5)
Net amortization of stock compensation	-	7.3	-	17.1	-		-	24.4

Balance, December 31, 2002	253.0	1,330.9	(3.3)	(10.0)	60.6		106.8	1,738.0

Net income	-	-	-	-	-		185.1	185.1
Change in net unrealized gains (losses) on investments, net of taxes	-	-	-	-	198.6		-	198.6
Translation adjustments	-	-	-	-	2.2		-	2.2
Total comprehensive income								385.9
Dividends to shareholders	-	-	-	-	-		(29.9)	(29.9)
Transfer to general legal reserve	-	3.7	-	-	-		(3.7)	-
Purchases of common shares	-	-	(17.3)	-	-		-	(17.3)
Releases of common shares from treasury	-	(14.0)	10.6	-	-		-	(3.4)
Net amortization of stock compensation	-	6.1	-	3.9	-		-	10.0

Balance, December 31, 2003	253.0	1,326.7	(10.0)	(6.1)	261.4		258.3	2,083.3

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined financial statements

Schedule of segment data
	Standard Property & Casualty
	Reinsurance			Specialty Lines
(US$ million)
Year ended December 31	2003	2002	2001	2003	2002	2001

Gross premiums written	1,795.4	1,542.3	1,495.6	2,022.0	1,650.3	1,129.1
Less ceded premiums written	(149.8)	(90.1)	(215.6)	(210.1)	(95.0)	(160.7)

Net premiums written	1,645.6	1,452.2	1,280.0	1,811.9	1,555.3	968.4
Net change in unearned premiums	(15.7)	(55.5)	(59.5)	(148.3)	(97.3)	(110.8)

Net premiums earned	1,629.9	1,396.7	1,220.5	1,663.6	1,458.0	857.6
Total investment results	101.5	98.1	86.2	132.4	125.3	108.3

Revenues	1,731.4	1,494.8	1,306.7	1,796.0	1,583.3	965.9

Losses, loss adjustment expenses and life benefits	(1,113.6)	(1,065.0)	(1,137.9)	(1,241.0)	(1,166.9)	(938.7)
Underwriting acquisition costs	(363.1)	(310.4)	(239.6)	(360.1)	(292.3)	(246.7)
Other operating and administration expenses	(71.0)	(63.6)	(76.5)	(79.7)	(68.1)	(57.7)

Benefits, losses and expenses	(1,547.7)	(1,439.0)	(1,454.0)	(1,680.8)	(1,527.3)	(1,243.1)

Segment income (loss)	183.7	55.8	(147.3)	115.2	56.0	(277.2)
Other income (loss)
Interest expense
Amortization of goodwill and restructuring costs
Income (loss) before taxes
Income tax (expense) benefit

Net income (loss)
At December 31
Reinsurance assets — underwriting reserves	553.2	622.8	603.7	989.9	926.5	959.6
Losses and loss adjustment expenses, gross	3,231.3	2,774.7	2,334.0	4,427.2	3,898.9	3,262.1
Future life benefits, gross	-	-	-	-	-	-
Ratios
Loss ratio (Losses divided by net premiums earned)	68.3%	76.3%	93.2%	74.6%	80.0%	109.5%
Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)	22.3%	22.2%	19.6%	21.6%	20.0%	28.8%
Administration expense ratio (Other operating and administration expenses divided by net premiums written)	4.3%	4.4%	6.0%	4.4%	4.4%	6.0%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	94.9%	102.9%	118.8%	100.6%	104.4%	144.3%

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Schedule of segment data
	Total Non-life			Life & Health
	consolidated			Reinsurance			Corporate Center			Total consolidated
(US$ million)
Year ended December 31	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001

Gross premiums written	3,817.4	3,192.6	2,624.7	406.5	343.2	256.5	-	-	-	4,223.9	3,535.8	2,881.2
Less ceded premiums written	(359.9)	(185.1)	(376.3)	(37.0)	(28.5)	(22.3)	-	-	-	(396.9)	(213.6)	(398.6)

Net premiums written	3,457.5	3,007.5	2,248.4	369.5	314.7	234.2	-	-	-	3,827.0	3,322.2	2,482.6
Net change in unearned premiums	(164.0)	(152.8)	(170.3)	13.5	(3.9)	(17.1)	-	-	-	(150.5)	(156.7)	(187.4)

Net premiums earned	3,293.5	2,854.7	2,078.1	383.0	310.8	217.1	-	-	-	3,676.5	3,165.5	2,295.2
Total investment results	233.9	223.4	194.5	17.5	18.1	15.8	-	-	-	251.4	241.5	210.3

Revenues	3,527.4	3,078.1	2,272.6	400.5	328.9	232.9	-	-	-	3,927.9	3,407.0	2,505.5

Losses, loss adjustment expenses and life benefits	(2,354.6)	(2,231.9)	(2,076.6)	(319.6)	(260.1)	(223.9)	-	-	-	(2,674.2)	(2,492.0)	(2,300.5)
Underwriting acquisition costs	(723.2)	(602.7)	(486.3)	(80.0)	(64.0)	(21.8)	-	-	-	(803.2)	(666.7)	(508.1)
Other operating and administration expenses	(150.7)	(131.7)	(134.2)	(12.8)	(11.3)	(4.9)	(34.3)	(30.3)	(7.3)	(197.8)	(173.3)	(146.4)

Benefits, losses and expenses	(3,228.5)	(2,966.3)	(2,697.1)	(412.4)	(335.4)	(250.6)	(34.3)	(30.3)	(7.3)	(3,675.2)	(3,332.0)	(2,955.0)

Segment income (loss)	298.9	111.8	(424.5)	(11.9)	(6.5)	(17.7)	(34.3)	(30.3)	(7.3)	252.7	75.0	(449.5)
Other income (loss)										2.7	(1.2)	(5.8)
Interest expense										(31.0)	(16.4)	(24.2)
Amortization of goodwill and restructuring costs										-	-	(57.8)

Income (loss) before taxes										224.4	57.4	(537.3)
Income tax (expense) benefit										(39.3)	49.4	169.9

Net income (loss)										185.1	106.8	(367.4)

At December 31
Reinsurance assets — underwriting reserves	1,543.1	1,549.3	1,563.3	175.5	78.4	104.8				1,718.6	1,627.7	1,668.1
Losses and loss adjustment expenses, gross	7,658.5	6,673.6	5,596.1	184.3	147.7	114.4				7,842.8	6,821.3	5,710.5
Future life benefits, gross	-	-	-	483.5	371.7	252.0				483.5	371.7	252.0
Ratios
Loss ratio (Losses divided by net premiums earned)	71.5%	78.2%	99.9%
Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)	22.0%	21.1%	23.4%	20.9%	20.6%	10.0%
Administration expense ratio (Other operating and administration expenses divided by net premiums written)	4.4%	4.4%	6.0%	3.5%	3.6%	2.1%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	97.9%	103.7%	129.3%

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

1. Organization and nature of operations

Converium Holding AG and subsidiaries (“Converium”) is a leading global professional reinsurer, which offers a full range of traditional non-life and life reinsurance products as well as innovative “non-traditional” solutions to help clients manage capital and risk. Our principal lines of non-life reinsurance include general third party liability, motor, personal accident, property, agribusiness, aviation and space, credit and surety, engineering, marine and energy, professional liability and other special liability and workers’ compensation. The principal life reinsurance products are ordinary life and disability reinsurance, including quota share, surplus coverage and financing contracts, and accident and health.

Converium was formed through the restructuring and integration of substantially all of the third-party assumed reinsurance business of Zurich Financial Services through a series of transactions (“Transactions”). On December 1, 2001, Converium entered into a Master Agreement with Zurich Financial Services (the “Master Agreement”), which set forth the terms of the separation from Zurich Financial Services. In December 2001, Zurich Financial Services sold 87.5% of its interest in Converium through an initial public offering (“IPO”), which date represented the legal separation (the “Separation Date”) from Zurich Financial Services. Zurich Financial Services’ remaining 12.5% interest in Converium was sold in January 2002.

Subsequent to the initial public offering, Converium has operated as an independent company. However, under the Master Agreement, Converium has several ongoing business relationships with Zurich Financial Services. These include the Quota Share Retrocession Agreement, the Catastrophe Agreement, aggregate excess of loss reinsurance coverage for losses from the Unicover Pool and September 11th terrorist attacks, as well as certain operating relationships (see Notes 9 and 15).

2. Summary of significant accounting policies

Converium’s financial statements have been prepared on the basis of accounting principles generally accepted in the United States (“US GAAP”) and comply with Swiss law.

(a) Basis of preparation

Converium’s financial statements present the financial condition as of December 31, 2003, 2002 and 2001 and the related statements of income, cash flows and changes in equity for each of the three years in the period ended December 31, 2003. For periods prior to the Separation Date, the financial statements were prepared on a carve-out basis to represent the net assets and related historical results of the third party assumed reinsurance business owned by Zurich Financial Services and that now comprise Converium. Certain reclassifications have been made to prior year amounts to conform to the current year’s presentation.

A subsidiary is an entity in which Converium owns, directly or indirectly, more than 50% of the outstanding voting rights, or has a controlling financial interest. The results of Converium entities are included in the financial statements from the effective date of acquisition. All intercompany balances, profits and transactions have been eliminated. Entities where

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Converium has the ability to exercise significant influence are accounted for using the equity method. See Note 20 for the entities included in the financial statements.

Prior to the Transactions, changes in equity represent movements in Zurich Financial Services’ net investment in Converium. For periods prior to July 1, 2001, certain expenses reflected in the financial statements include allocations of corporate expenses incurred by Zurich Financial Services related to general and administrative services for Converium. Additionally, investment income in 2001 includes interest earned on the Zurich Financing Agreement (see Note 6).

Management believes that the foregoing adjustments and allocations were made on a basis that is a reasonable reflection of the historical results of Converium. However, these results do not necessarily represent what the income statement, changes in equity or cash flows would have been if Converium had been a separate stand-alone entity during the periods presented.

(b) Foreign currency translation and transactions

Foreign currency translation: In view of the international nature of Converium’s business and the fact that more of its business is transacted in US dollars than in any other currency, the financial statements are reported in US dollars. Other functional currencies include the Swiss franc, the UK pound, the Euro and the Japanese yen. Assets and liabilities of all of Converium’s branches and subsidiaries expressed in currencies other than US dollars are translated at the end of period exchange rates, whereas statements of income and cash flows are translated at average exchange rates for the period. Translation differences on functional currencies are recorded directly in equity as cumulative translation adjustments, net of any related deferred taxes, if applicable.

Foreign currency transactions: Outstanding balances in foreign currencies arising from foreign currency transactions other than the functional currencies are translated at end of period exchange rates. Revenues and expenses are translated using the exchange rate at the date of the transaction or a weighted average rate. The resulting exchange differences are recorded in the statements of income.

(c) Non-life reinsurance

Premiums: Premiums from short-duration insurance and reinsurance contracts are recorded as written and are earned primarily on a pro-rata basis over the term of the related insurance or reinsurance coverage. However, for those contracts for which the period of risk differs significantly from the contract period, premiums are earned over the period of risk in proportion to the amount of insurance or reinsurance protection provided. The unearned premium reserve represents the portion of the premiums written relating to the unexpired terms of coverage. Such reserves are computed by pro-rata methods based on statistical data or reports received from ceding companies.

Reinsurance contracts are assessed to determine if underwriting risk, defined as the reasonable possibility of a significant variation in the amount of payments and the reasonable possibility that the reinsurer will realize a significant loss, and timing risk, defined as the reasonable

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

possibility of a significant variation in the timing of cash flows, is transferred by the ceding company. Those contracts that do not transfer both risks, referred to in total as insurance risk, are accounted for using the deposit method. A deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding or assuming company. Deposits for contracts that transfer only significant underwriting risk are subsequently measured based on the unexpired portion of coverage until a loss is incurred, after which the present value of expected future cash flows under the contract is also accrued. Changes in the deposit amount are recorded in the statement of income as a loss or loss adjustment expense. Deposits for contracts that transfer only timing risk, or deposits for contracts that transfer neither significant timing nor underwriting risk, are accounted for using the interest method. Future cash flows are estimated to calculate the effective yield, and revenue and expense are recorded as interest income or expense. The effect of contracts with indeterminate risk is not included in the determination of net income until sufficient information becomes available to reasonably estimate the impact.

Converium recognizes a liability or an asset to the extent that there is an obligation to pay or receive cash or other consideration that would not have been required absent experience under the contract.

Deferred policy acquisition costs: Acquisition costs, principally representing commissions and brokerage expenses, premium taxes and other underwriting expenses, net of allowances from retrocessionaires, which vary with and are directly related to the production of new business, are deferred and amortized over the period in which the related written premiums are earned. Deferred policy acquisition costs are periodically reviewed to determine that they do not exceed recoverable amounts after considering future investment income.

Losses: Losses and loss adjustment expenses are charged to expenses as incurred. Unpaid losses and loss adjustment expenses represent the accumulation of estimates for ultimate losses based on reports and individual case estimates received from ceding companies. An amount is included for losses and loss adjustment expenses incurred but not reported (“IBNR”) on the basis of past experience of Converium and its ceding companies. Converium does not discount its loss reserves, other than for settled claims with fixed payment terms.

The methods of determining such loss and loss adjustment expense estimates and establishing the resulting reserves are continually reviewed and updated and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Resulting adjustments are reflected as current expense in the period in which they become known. Since the reserves are based on estimates, the ultimate settlement may vary from the amount provided.

(d)	Life reinsurance

Recognition of reinsurance revenue and related expenses: Premiums from short-duration life reinsurance contracts are recognized as revenue over the remaining contract period in proportion to the amount of reinsurance protection provided. Premiums from long-duration life reinsurance contracts are recognized as revenue in a manner consistent with the underlying

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

reinsured contracts. Benefits and commissions are provided against such revenue to recognize profits over the estimated life of the reinsurance contract.

Deferred policy acquisition costs: Acquisition and commission costs incurred in acquiring new business are deferred. Deferred policy acquisition costs are amortized over the expected life of the contracts as a constant percentage of expected premiums. Expected premiums are estimated at the effective date of the contract and are consistently applied throughout the life of the contract unless a premium deficiency occurs. Deferred policy acquisition costs are subject to recoverability testing at the time of contract issue and at the end of each accounting period.

Future life benefits reserves and contract deposits: Liabilities for future life benefit reserves and contract deposits are estimated on bases consistent with those used for the original policies issued and with the terms of the reinsurance contracts.

(e) Retrocessions

Converium cedes reinsurance to retrocessionaires in the normal course of business. The cost of short duration retrocessional contracts is amortized over the remaining contract period in proportion to the amount of reinsurance protection provided consistent with the underlying assumed contracts. The cost of long-duration retrocessional contracts is amortized over the estimated remaining life of the underlying assumed contracts. The difference, if any, between the amounts paid for the retrocessional contract and the amount of the liability for contract benefits relating to the underlying reinsured contracts is part of the estimated cost to be amortized. Reinsurance is recorded gross in the balance sheet. Reinsurance assets include the balances due from retrocessionaires for paid and unpaid losses and loss adjustment expenses, ceded unearned premiums, and ceded future life benefits. Amounts recoverable from retrocessionaires are estimated in a manner consistent with the liabilities associated with the reinsured contract.

Converium establishes an allowance for potentially uncollectible recoverables from retrocessionaires. In addition, Converium immediately charges operations for any recoverable balances that are deemed to be uncollectible. Collateral and other offsets are considered in determining the allowance or expense.

(f) Invested assets

The majority of Converium’s fixed maturities and equity securities are classified as available-for-sale; these investments are carried at fair value. Fixed maturities for which Converium has the intent and ability to hold to maturity are classified as held-to-maturity. Held-to-maturity securities are carried at amortized cost, if purchased, or carrying value, if transferred from the available-for-sale category to the held-to-maturity category. The difference between the fair value and amortized cost at the date of transfer of such securities is amortized over the life of the respective securities. The carrying value of transferred securities is the fair value at the date of transfer less unamortized net unrealized gains. Fixed maturities and equity securities which Converium buys with the intention to resell in the near term, are classified as trading and are carried at fair value.

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Unrealized gains or losses on investments carried at fair value, except those designated as trading, are recorded in other comprehensive income, net of deferred income taxes. Unrealized gains or losses on investments designated as trading are recognized in current period income.

When declines in values of securities below cost or amortized cost are considered to be other than temporary, an impairment charge is recorded as a realized capital loss in the statement of income for the difference between cost or amortized cost and estimated fair value. “Other than temporary declines” are declines in value of the security that exceed 20% over a period of six months, or that exceed of 50% regardless of the period of decline. To continue to adhere to emerging asset impairment standards, beginning in the second quarter of 2003, Converium revised its impairment policy to also record as realized capital losses any declines in value of equity securities over a period of more than twelve months. The same policy applies to fixed maturities securities when the decline in value is attributable to the deteriorating credit-worthiness of the issuer. At management’s judgment, Converium impairs additional securities based on prevailing market conditions by considering various factors such as the financial condition of the issuer, the market value and the expected future cash flows of the security.

Realized gain or loss on disposals is based on the difference between the proceeds received and the cost or amortized cost of the investment using the specific identification method. The amortization of premium and accretion of discount on investments in fixed maturities is computed using the effective interest method and is recorded in current period income. Dividends on equity securities are recorded as revenue on the ex-dividend date, the date that the dividends become payable to the holders of record.

Real estate held for investment, which is included in the balance sheet under the caption, “Other investments”, is recorded at depreciated cost and is depreciated on a straight-line basis over 30 years. The gain or loss on disposal is based on the difference between the proceeds received and the carrying value of the investment.

Certain partnerships in which Converium has an interest are engaged exclusively in making investments in direct private equity, private equity funds and hedge funds. In the partnerships, these investments are carried at fair value as determined by the fund manager, with changes in fair value being recorded as other income or loss.

Short-term and other investments are recorded at cost, which approximates fair value. Short-term investments are those with a maturity of greater than three months but less than one year from date of purchase.

The Funds Withheld Asset is carried at the principal balance plus accrued interest. See Notes 6 and 15 for further description.

(g) Derivative instruments

Derivative financial instruments include swaps, futures, forwards and option contracts, which all derive their value from underlying interest or foreign exchange rates, commodity values or

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

equity prices. Derivatives are subject to various risks similar to those related to the underlying financial instruments, including market, credit and liquidity risk.

Derivative instruments are recognized on the balance sheet at fair value. The recognition of changes in the fair value of a derivative depends on its intended use. Derivatives and other financial instruments are used to hedge exposures or modify exposures to interest rate and foreign currency risks. Changes in the fair value of derivatives used in hedging activities are, depending on the nature of the hedge, either recognized in earnings together with the change in fair value of the hedged item attributable to the risk being hedged, or recognized in other comprehensive income until the hedged item affects earnings. For all hedging activities, the ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. Derivatives not used in hedging activities are adjusted to fair value through earnings.

Embedded derivatives in insurance contracts and investment contracts are separated from their host contracts and accounted for as derivative instruments under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

(h) Obligation to repurchase securities

Sales of securities under agreements to repurchase are accounted for as collateralized transactions and are recorded at their contracted repurchase amount plus accrued interest. Converium minimizes the credit risk that counterparties to transactions might be unable to fulfill their contractual obligations by monitoring customer credit exposure and collateral value and generally requiring additional collateral to be deposited with Converium when deemed necessary.

(i) Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of three months or less.

(j) Fixed assets

Fixed assets, which are included in the balance sheet under the caption “Other assets”, are carried at cost less accumulated depreciation and any necessary write-downs for impairment. The costs of fixed assets are depreciated principally on a straightline basis over the following estimated useful economic lives: furniture and fixtures five to ten years; computer equipment and software three to five years. Maintenance and repair costs are charged to income as incurred; costs incurred for major improvements are capitalized and depreciated. Gains and losses on disposal of fixed assets are based upon their carrying amount.

(k) Goodwill

Converium adopted SFAS No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002. This standard prohibits the amortization of goodwill and intangible assets that have indefinite useful lives, and requires impairment testing of goodwill annually or if any event occurs which

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

would indicate an impairment of goodwill. Except for the reduction of amortization of goodwill, adoption of SFAS No. 142 did not impact Converium’s financial condition or results of operations.

SFAS No. 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment. The second step of the goodwill impairment test measures the amount of the impairment loss, if any, and must be completed by the end of the fiscal year. Intangible assets deemed to have an indefinite life are tested for impairment using a one-step process, which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year.

(l) Recognition and measurement of long-lived assets

Converium periodically reviews its long-lived assets to determine potential impairment. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized. The recoverable amount is measured using the sum of the asset’s undiscounted estimated future cash flows expected to arise from the use of the asset and from its disposal at the end of its useful life. The impairment loss is measured as the difference between the carrying amount of the asset and its fair value. Fair value is defined as the market price less cost of disposal. If the market price is not available, fair value is estimated based on the present value of future cash flows.

(m) Income taxes

Taxes on income are accrued in the same periods as the revenues and expenses to which they relate. Deferred income taxes are provided for all temporary differences, which are based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted local income tax rates and laws, and for loss carry forwards. A valuation allowance is recorded to reduce a deferred tax asset to that amount that is expected to be realized.

(n) Employee benefits

Converium provides employee retirement benefits under principally two types of arrangements: defined benefit plans providing specified benefits and defined contribution plans. The assets of these plans are principally held separately from Converium’s general assets in trustee-administered funds.

Defined benefit plan obligations and contributions are determined periodically by qualified actuaries using the projected unit credit method. Converium’s expense related to defined benefit plans is accrued over the employees’ service periods based upon the actuarially determined cost for the period. Actuarial gains and losses are normally spread over the average remaining service lives of employees. Contributions to defined contribution pension plans are charged to income as they become due.

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Converium recognizes the expense related to incentive plans over the relevant performance period. With regard to share-based compensation, Converium uses the fair value based method of accounting. Expense recorded for share-based compensation takes into account the exercise price as of the grant date in determining the fair value of the shares or options to be awarded.

(o) New accounting pronouncements

The following new standards have been or will be required to be adopted by Converium in the future:

SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group process and in connection with implementation issues raised in relation to the application of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. This standard did not have a material impact on the financial condition or results of operations of Converium.

SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This standard did not have a material impact on Converium.

Statement of Position (“SOP”) 03-1,“Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts”

In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts.” The SOP provides guidance on accounting and reporting by insurance enterprises for certain non-traditional long-duration contracts and for separate accounts. The SOP is effective for financial statements for fiscal years beginning after December 15, 2003, with earlier adoption encouraged. The SOP may not be applied retroactively to prior years’ financial statements, and initial application should be as of the beginning of an entity’s fiscal year. This statement is not

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

expected to have a material impact on the financial condition or results of operations of Converium.

(p) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Therefore, actual results could differ from those estimates.

3.	Restructuring costs

In connection with the Transactions, Converium incurred US$ 50.0 million in restructuring costs during 2001. Any restructuring costs relating to the Transactions in excess of this amount were borne by Zurich Financial Services. The restructuring costs, according to the Master Agreement, included the costs and expenses of the Transactions, including advisors’ fees, retention plan costs expensed in 2001 and stamp duty taxes. Converium did not incur any restructuring costs during 2003 or 2002.

4.	Foreign currency translation and transactions

Table 4.1 summarizes the principal exchange rates which have been used for translation purposes (US dollar per foreign currency unit). Net realized gains (losses) on foreign currency transactions included in the statements of income were immaterial for each of the three years ended December 31, 2003.

Table 4.1

				Statements of income
	Balance sheets			and cash flows

Exchange rates against US$	2003	2002	2001	2003	2002	2001

UK pound	1.7804	1.6027	1.4529	1.6349	1.5031	1.4406
Euro	1.2531	1.0476	0.8897	1.1317	0.9453	0.8955
100 Japanese yen	0.9352	0.8437	0.7596	0.8637	0.7998	0.8240
Swiss franc	0.8033	0.7206	0.6015	0.7441	0.6446	0.5929

5.	Segment information

The primary measure of segment information, as reflected in the Schedule of Segment Data, is segment income, defined as income before other income (loss), interest expense, amortization of goodwill and restructuring costs and income taxes.

In October 2003, Converium implemented changes to its organizational and financial reporting structures. At the time of its IPO in December 2001, Converium adopted an organizational model based on geography. This was largely driven by the historical development of its then

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

parent, Zurich Financial Services. Over its first two years as an independent reinsurer, Converium has become more globally integrated and has seen its business strategy evolve. As a result, the issues of legal entity and geography have become less relevant criteria when evaluating business strategy and capital and resource allocation.

The new segment structure centers on global lines of business. There are now three new global business segments by which Converium sets strategy and measures results: Standard Property & Casualty Reinsurance, Specialty Lines, and Life & Health Reinsurance. The lines of business by segment are as follows:

Standard property & casualty reinsurance: general third party liability, motor, personal accident (assumed from non-life insurers) and property.

Specialty lines: agribusiness, aviation & space, credit & surety, engineering, marine & energy, professional liability and other special liability, and workers’ compensation.

Life & health reinsurance: life and disability, and accident and health.

In addition to the three segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other global functions.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Converium accounts for inter-segment revenues and transfers as if the transactions were with third parties at current market prices. The changes in the segment structure do not change the previously disclosed consolidated results.

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Table 5.1 below shows net premiums written by line of business.

Table 5.1

Net premiums written by line of Business

	Year ended December 31

(US$ million)	2003	2002	2001

Standard property & casualty reinsurance:
General third party liability	335.0	337.7	271.6
Motor	488.5	453.5	436.9
Personal accident (assumed from non-life insurers)	35.1	35.0	21.1
Property	787.0	626.0	550.4

Total standard property & casualty reinsurance	1,645.6	1,452.2	1,280.0

Specialty lines:
Agribusiness	90.0	22.0	32.0
Aviation & space	341.8	365.3	182.8
Credit & surety	236.0	200.1	178.5
Engineering	139.9	116.1	81.5
Marine & energy	95.3	94.3	73.6
Professional liability and other special liability	598.0	536.9	241.2
Workers’ compensation	310.9	220.6	178.8

Total specialty lines	1,811.9	1,555.3	968.4

Total non-life reinsurance	3,457.5	3,007.5	2,248.4

Life & health reinsurance:
Life and disability	162.1	154.7	136.4
Accident and health	207.4	160.0	97.8

Total life & health reinsurance	369.5	314.7	234.2

Total	3,827.0	3,322.2	2,482.6

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Table 5.2 below shows gross premiums written by geographic area of ceding company. Gross premiums written reflect the markets where the business is originally produced.

Table 5.2

Gross premiums written by geographic area of ceding company

	Year ended December 31

(US$ million)	2003	2002	2001

United Kingdom(*)	1,083.0	910.4	560.1
Germany	286.9	176.1	179.4
France	160.5	106.9	89.8
Italy	131.2	84.0	62.7
Rest of Europe	338.8	224.0	199.5
Far East	266.4	191.9	113.7
Near and Middle East	134.3	124.3	99.8
North America	1,671.1	1,553.2	1,431.5
Latin America	151.7	165.0	144.7

Total	4,223.9	3,535.8	2,881.2

(*)	Premiums from the United Kingdom include business assumed through GAUM and Lloyds’ syndicates for such lines of business as aviation and space as well as marine, where the exposures are worldwide in nature. Therefore, geographic location of the ceding company may not necessarily be indicative of the location of risk.

In 2003, two reinsurance intermediaries produced approximately 11% and 12% of Converium’s gross premiums written. The revenues from these reinsurance intermediaries were produced across all of the segments. The same two reinsurance intermediaries produced approximately 13% each in 2002, and 13% and 12% in 2001, respectively, of Converium’s gross premiums written. No ceding company accounted for more than 10% of Converium’s revenues for any of the three years ended December 31, 2003.

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

6.      Invested assets and investment income

Table 6.1

Net investment income

	Year ended
	December 31

(US$ million)	2003	2002	2001

Fixed maturities	121.0	132.7	130.0
Equity securities	11.4	14.5	9.7
Short-term investments and cash and cash equivalents	7.5	12.9	12.5
Real estate	11.5	11.5	3.6
Other	7.0	11.0	2.0
Funds Withheld Asset/ Zurich Financing Agreement	85.6	81.1	75.7

Total investment income	244.0	263.7	233.5

Investment expenses	(8.0)	(6.1)	(4.7)
Real estate expenses	(3.0)	(5.8)	(0.1)

Net investment income	233.0	251.8	228.7

In 2001, the cash flows of Converium AG were managed by Zurich Financial Services pursuant to the Zurich Financing Agreement. In conjunction with the establishment of the Funds Withheld Asset (see Note 15), the Zurich Financing Agreement was cancelled. The Funds Withheld Asset was US$ 1,530.6 million, US$ 1,648.1 million and US$ 1,598.5 million as of December 31, 2003, 2002 and 2001, respectively. Net investment income on the Funds Withheld Asset is based on a weighted average interest rate similar to that of a bond portfolio.

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Table 6.2

Net realized capital gains (losses)

	Year ended
	December 31

(US$ million)	2003	2002	2001

Fixed maturities:
Realized capital gains	46.1	145.9	50.0
Realized capital losses	(11.3)	(57.9)	(4.1)
Equity securities:
Realized capital gains	9.1	37.5	48.5
Realized capital losses	(1.7)	(90.4)	(30.6)
Write-down of impaired investments	(27.4)	(48.3)	(82.5)
Other	3.6	2.9	0.3

Net realized capital gains (losses)	18.4	(10.3)	(18.4)

Included in the 2002 realized amounts were gains on the restructuring of the fixed maturities portfolio of US$ 62.9 million, offset by losses on the restructuring of the equity portfolio of US$ 48.2 million, and losses realized on the sale of WorldCom fixed income investments of US$ 15.8 million.

In 2003, Converium created a portfolio of held-to-maturity government bonds totaling US$ 500.4 million (10.2% of the fixed maturities portfolio, excluding the Funds Withheld Asset), of which US$ 308.0 million were transferred from available-for-sale to held-to-maturity and US$ 192.4 million were directly invested from operational cash flow.

Table 6.3

Unrealized investment gains and losses
(included in other comprehensive income)

	Net change for the year
	ended December 31			Total as of December 31
	2003	2002	2001	2003	2002	2001
(US$ million)

Fixed maturities held-to-maturity	14.1	-	-	14.1	-	-
Fixed maturities available-for-sale	(8.0)	11.2	(9.1)	25.8	33.8	22.6
Equity securities available-for-sale	148.1	(75.7)	24.7	94.5	(53.6)	22.1
Less amounts of net unrealized investment gains (losses) attributable to:
Net deferred income taxes	(5.9)	31.2	(2.9)	10.9	16.8	(14.4)
Foreign currency effect	50.3	(50.3)	(1.2)	-	(50.3)	-

Total	198.6	(83.6)	11.5	145.3	(53.3)	30.3

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Table 6.4

Investments in fixed maturities
and equity securities

	Cost or			Gross unrealized			Gross unrealized
	amortized cost			gains			losses			Estimated fair value
	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001
(US$ million)

Held-to-maturity
Fixed maturities:
Transferred in:
US government	294.0	-	-	6.2	-	-	-	-	-	300.2	-	-
Other governments	14.0	-	-	0.1	-	-	-	-	-	14.1	-	-
Newly invested:
US government	169.8	-	-	1.8	-	-	-	-	-	171.6	-	-
Other governments	22.6	-	-	-	-	-	(0.8)	-	-	21.8	-	-

Total held-to-maturity as of December 31	500.4	-	-	8.1	-	-	(0.8)	-	-	507.7	-	-

Available-for-sale
Fixed maturities:
US government	1,728.0	1,497.1	469.8	13.6	23.4	11.7	(8.0)	(2.5)	(1.7)	1,733.6	1,518.0	479.8
Other governments	1,163.4	383.8	553.2	3.8	1.4	8.5	(2.6)	(0.3)	(4.4)	1,164.6	384.9	557.3
Corporate and other debt securities	671.6	706.9	552.3	12.7	9.6	8.8	(3.4)	(3.3)	(7.3)	680.9	713.2	553.8
Mortgage and asset-backed securities	839.4	821.5	733.5	11.5	5.6	10.0	(1.8)	(0.1)	(3.0)	849.1	827.0	740.5

Total as of December 31	4,402.4	3,409.3	2,308.8	41.6	40.0	39.0	(15.8)	(6.2)	(16.4)	4,428.2	3,443.1	2,331.4

Equity securities	745.7	584.4	679.3	96.2	2.6	47.2	(1.7)	(56.2)	(25.1)	840.2	530.8	701.4

Total available-for-sale as of December 31	5,148.1	3,993.7	2,988.1	137.8	42.6	86.2	(17.5)	(62.4)	(41.5)	5,268.4	3,973.9	3,032.8

In order to conform to the current year’s presentation, a reclassification within accumulated other comprehensive income of US$ 18.7 million was made in 2003 between net unrealized gains (losses) on investments and cumulative translation adjustments. This reclassification had no impact on accumulated other comprehensive income or total equity.

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

The following table summarizes gross unrealized investment losses on fixed maturities and equity securities as of December 31, 2003:

Table 6.5

Unrealized investment losses on
fixed maturities and equity securities

		Gross unrealized losses
		Less than	Greater than	Total gross
	Estimated fair			unrealized
(US$ million)	value	one year	one year	losses

Held-to-maturity
Fixed maturities	14.1	(0.8)	-	(0.8)
Available-for-sale
Fixed maturities	1,264.1	(15.8)	-	(15.8)
Equity securities	20.7	(1.7)	-	(1.7)

Total available-for-sale as of December 31, 2003	1,284.8	(17.5)	-	(17.5)

The estimated fair values and carrying values of fixed maturities are shown by contractual maturity below. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Table 6.6

Fixed maturity schedule by maturity

	Estimated fair value	% of total	Carrying value	% of total
(US$ million)	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM

Less than one year	48.9	1.1	19.0	3.8
One year through five years	2,241.7	50.6	78.8	15.7
Five years through ten years	939.0	21.2	364.7	72.9
Over ten years	162.1	3.7	37.9	7.6

Subtotal	3,391.7	76.6	500.4	100.0

Mortgage and asset- backed securities	849.1	19.2	-	-
Unit trust bonds	187.4	4.2	-	-

Total as of December 31, 2003	4,428.2	100.0	500.4	100.0

At December 31, 2003, 2002 and 2001, real estate held for investment of US$ 130.2 million, US$ 167.9 million and US$ 143.3 million, respectively, net of accumulated depreciation of US$ 5.8 million, US$ 7.6 million and nil, respectively, consists primarily of investments in residential and commercial rental properties located in Switzerland, acquired in late 2001 from subsidiaries of Zurich Financial Services. The fire insurance value of Converium’s real estate held for investment and fixed assets totaled US$ 222.7 million, US$ 283.3 million and US$ 215.3 million at December 31, 2003, 2002 and 2001, respectively.

There are no investments in any entity in excess of 10% of equity at December 31, 2003, 2002 and 2001, other than investments issued or guaranteed by the US or sovereign governments or their agencies. Cash and investments with a carrying value of US$ 234.6 million, US$ 147.9 million and US$ 114.3 million were deposited in trust or with regulatory authorities as of December 31, 2003, 2002 and 2001, respectively.

7. Goodwill

Goodwill was US$ 140.2 million, US$ 117.6 million and US$ 112.0 million, and accumulated amortization of goodwill was US$ 33.7 million, US$ 33.7 million and US$ 32.5 million at December 31, 2003, 2002 and 2001, respectively. Goodwill is included in the balance sheet under the caption “Other assets”.

During August 1997, Zurich Financial Services acquired all the remaining equity interests in Converium Reinsurance (North America) Inc. not then owned by Zurich Financial Services. The

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

acquisition of the minority interest in Converium Reinsurance (North America) Inc. was accounted for as a purchase. Accordingly, the excess of the consideration paid in exchange for the minority interest over the fair value of the net assets attributable to the minority interest was recorded as goodwill. This goodwill has been reflected in the consolidated financial statements under the application of “push down” accounting. An additional US$ 20.7 million of goodwill arose from Converium’s acquisition of a 49.9% interest in MDU Services Ltd during 2000.

In March 2003, upon receipt of all regulatory approvals, Converium finalized an agreement to acquire a 25% stake in Global Aerospace Underwriting Managers Limited (GAUM), a leading international aviation-underwriting agency, as a part of its strategy to strengthen its long-term position in the aviation and satellite business. Under the terms of the sale and purchase agreement, Converium has paid an initial consideration of GBP 14.2 million (US$ 22.4 million) and is additionally obligated to pay deferred consideration associated with the underlying performance of GAUM’s in force business. In view of a capped limit on deferred consideration, the maximum amount payable by Converium for the 25% stake in GAUM is GBP 20.8 million (US$ 32.7 million). At December 31, 2003, the current estimate of the final cost of the acquisition is GBP 16.8 million (US$ 28.0 million), of which GBP 11.4 million (US$ 18.4 million) is goodwill on acquisition. The remaining GBP 5.4 million (US$ 9.6 million) is comprised of Converium’s share of equity and the related intangible asset acquired. At December 31, 2003, the carrying value of the equity investment in GAUM is GBP 5.8 million (US$ 10.3 million) and the goodwill on acquisition remains at GBP 11.4 million (US$ 18.4 million).

Upon initial application of SFAS No. 142, Converium ceased amortizing goodwill on January 1, 2002. The following information presents reported and adjusted net loss and basic and diluted loss per share for the year ended December 31, 2001 using the policy adopted from January 1, 2002.

Table 7.1

	Year ended
	December 31, 2001

(US$ million, except share information)	US$	Per share

Reported net loss	(367.4)	(9.18)
Amortization of goodwill	7.8	0.19

Adjusted net loss	(359.6)	(8.99)

SFAS No. 142 requires that goodwill be tested annually for impairment. During 2003 and 2002, there were no impairment losses resulting from the impairment tests performed.

8. Losses and loss adjustment expenses

Significant delays occur in the notification of claims and a substantial measure of experience and judgment is involved in assessing outstanding liabilities, the ultimate cost of which cannot

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

be known with certainty as of the balance sheet date. The reserve for losses and loss adjustment expenses is determined on the basis of information currently available; however, it is inherent to the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.

Table 8.1

Reserves for losses and loss adjustment expenses

(US$ million)	2003	2002	2001

As of January 1
Gross reserves for losses and loss adjustment expenses	6,821.3	5,710.5	4,546.0
Less reinsurance recoverable	1,459.8	1,545.0	1,212.2

Net reserves for losses and loss adjustment expenses	5,361.5	4,165.5	3,333.8

Loss and loss adjustment expenses incurred
Current year	2,527.9	2,186.8	2,039.5
Prior years	(31.3)	148.5	123.6

Total	2,496.6	2,335.3	2,163.1

Losses and loss adjustment expenses paid
Current year	324.7	299.4	359.1
Prior years	1,464.7	1,095.5	885.2

Total	1,789.4	1,394.9	1,244.3

Foreign currency translation effects	388.7	255.6	(87.1)
As of December 31
Net reserves for losses and loss adjustment expenses	6,457.4	5,361.5	4,165.5
Reinsurance recoverable	1,385.4	1,459.8	1,545.0

Gross reserves for losses and loss adjustment expenses	7,842.8	6,821.3	5,710.5

In 2003, there was US$ 31.3 million net positive development on prior years’ loss reserves, consisting of positive development of US$ 49.4 million in the Standard Property & Casualty Reinsurance segment, offset by US$ 18.1 million of adverse development in the Specialty Lines segment. In the Standard Property & Casualty Reinsurance segment, net positive development of prior years’ loss reserves on property lines was partially offset by adverse development of the motor and general third party liability lines. In the Specialty Lines segment, net adverse development on workers’ compensation and professional liability and other special liability lines was largely offset by net positive development of prior years’ loss reserves on aviation and space. Risk diversification is a basic risk management tool in the insurance and reinsurance industry; as a multi-line reinsurer there are always likely to be reserve adjustments at the line of business level. Our book of business is broadly diversified by line of business as well as balanced by region and by the expected duration of its claims obligations.

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

In 2002, Converium strengthened reserves for prior years by US$ 148.5 million. Throughout the year, increased loss experience related to prior years continued to emerge, and Converium performed an in-depth actuarial reserve analysis of certain lines of business. This resulted in an additional US$ 148.5 million provision for losses, primarily related to underwriting years 1997 through 2000. In the Standard Property & Casualty Reinsurance segment, there were additional provisions of US$ 62.2 million for the motor, general third party liability and property lines of business. In the Specialty Lines segment, there were additional provisions of US$ 86.3 million, primarily related to commercial umbrella and medical errors and omissions liability lines of business.

In 2001, Converium strengthened reserves for prior years by US$ 123.6 million. Converium retained an actuarial consulting firm to perform an independent review of non-life net reserves as of December 31, 2000. This review reflected certain information that became available after the issuance of the December 31, 2000 financial statements, including most fourth quarter 2000 and some first quarter 2001 reports from ceding companies, who typically report on a one-quarter lag. Based on the independent review and Converium’s own evaluations of these new developments, additional provisions of US$ 123.6 million, net of reinsurance, were recorded in 2001, principally related to accident years 2000 and prior at Converium Reinsurance (North America) Inc. In the Standard Property & Casualty Reinsurance segment, there were additional net provisions of US$ 46.6 million, primarily for the motor and property lines of business. In the Specialty Lines segment, there were additional net provisions of US$ 77.0 million, primarily related to the excess and surplus, commercial umbrella and marine and energy lines of business, offset by positive development in aviation and space.

The reserves for certain losses and loss adjustment expenses, such as those for settled claims with fixed payment terms, represent the present value estimates of the ultimate cost of all losses incurred but not paid through December 31 of each year. Where applicable, gross reserves of US$ 594.4 million, US$ 488.9 million and US$ 413.8 million have been discounted using average interest rates of 3.5%, 4.3% and 6.0% in 2003, 2002 and 2001, respectively. This has reduced reserves by US$ 65.3 million, US$ 57.9 million and US$ 47.5 million as of December 31, 2003, 2002 and 2001, respectively. In addition, deferred charges relating to retrospective reinsurance assumed and structured settlements totaling US$ 64.3 million, US$ 79.9 million and US$ 57.9 million as of December 31, 2003, 2002 and 2001, respectively, are included in other assets.

Converium believes that its exposure to environmental impairment liability and asbestos-related claims is relatively small due to the diminutive amount of business written prior to 1987 for Converium AG and Converium Reinsurance (North America) Inc. Additionally, Converium Reinsurance (North America) Inc. is protected by a stop loss agreement with Zurich Insurance Company (“ZIC”), a wholly owned subsidiary of Zurich Financial Services, for business effected prior to June 1, 1993. As of December 31, 2003, 2002 and 2001, Converium Rückversicherung (Deutschland) AG had reserves for environmental impairment liability and asbestos-related claims of US$ 45.8 million, US$ 44.6 million and US$ 44.6 million, respectively, representing a

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

survival ratio (calculated as the ratio of reserves held, including IBNR, over claims paid over the average of the last three years) of 13.6 years, 13.5 years and 13.8 years, respectively.

Guaranteed Minimum Death Benefit (GMDB) Business

In addition to the non-life reserve development described above, the Life & Health Reinsurance segment strengthened reserves on a closed block of variable annuity business by US$ 20.5 million (to net US$ 56.0 million), US$ 15.6 million and US$ 13.4 million in 2003, 2002 and 2001, respectively. Although Converium feels that its currently carried reserves for its GMDB exposure are adequate, it has exercised the call option it negotiated in the third quarter of 2003, to access additional reinsurance protection of up to US$ 75.0 million. This decision was made in light of the current volatility and the valuation of the equity markets in the United States. The annual expense associated with this protection is expected to be less than US$ 0.5 million per year. Based on information available today, this additional reinsurance protection adequately addresses potential adverse deviations to the key assumptions – i.e., mortality risks, lapse rate risks, surrenders, and investment risks, such as equity market performance and volatility, incorporated in Converium’s models.

September 11th terrorist attacks

As of December 31, 2003, Converium recorded gross and net incurred losses and loss adjustment expenses related to the September 11th terrorist attacks as follows:

Segment

		Retrocessional
		reinsurance
(US$ million)	Gross losses	recoveries	Net losses

Standard Property & Casualty Reinsurance	283.4	192.0	91.4
Specialty Lines	370.8	185.0	185.8
Life & Health Reinsurance	20.0	8.0	12.0

Total	674.2	385.0	289.2

Included in the reinsurance recoveries above are US$ 134.2 million due from Zurich Financial Services and subsidiaries.

Certain arrangements with Zurich Financial Services described below provide protection against potential adverse loss development on the September 11th terrorist attacks for Converium AG, Converium Rückversicherung (Deutschland) AG and Converium Reinsurance (North America) Inc. above the initial loss amounts recorded of US$ 289.2 million, net of retrocessional reinsurance recoveries. As losses are capped at US$ 289.2 million, there was no additional development in net reserves during 2003 or 2002. Ceded premiums in connection with these arrangements and other coverages from Zurich Financial Services were US$ 28.5 million in 2001.

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Converium AG’s exposure under the Quota Share Retrocession Agreement (see Note 15) is limited for “Extraordinary Events”. The agreement limits Converium AG’s losses arising out of any “Extraordinary Event” to US$ 220.0 million and the parties have agreed that the September 11th terrorist attacks are an Extraordinary Event and that the US$ 220.0 million limit applies to losses arising out of the September 11th terrorist attacks. Because ZIC and Zurich International Bermuda Ltd (“ZIB”), wholly owned subsidiaries of Zurich Financial Services, retain losses in excess of the limit, Zurich Financial Services will be responsible for non-payment, if any, by the retrocessionaires with regard to losses arising out of the September 11th terrorist attacks in excess of the US$ 220.0 million limit.

ZIC will indemnify Converium Rückversicherung (Deutschland) AG for losses arising out of the September 11th terrorist attacks in excess of US$ 11.0 million, net of retrocessional reinsurance recoveries.

Converium Reinsurance (North America) Inc. is covered under the ZIC 1997 Aggregate Excess of Loss Agreement for losses in excess of US$ 58.2 million. In addition, ZIC will indemnify Converium Reinsurance (North America) Inc. against loss development in excess of the available limits under the ZIC 1997 Aggregate Excess of Loss Agreement. See Note 15 for further information.

Enron Chapter 11 reorganization

In December 2001, Enron Corp. announced that it and certain of its subsidiaries had filed voluntary petitions for Chapter 11 reorganization in the United States. Converium recorded ultimate losses of US$ 67.0 million pre-tax (US$ 48.0 million after-tax) for the year ended December 31, 2001, representing Converium’s aggregate limits under existing reinsurance contracts in connection with Enron. These exposures result principally from credit and surety and, to a lesser extent, liability lines of business. The losses Converium may ultimately incur, and the timing of any loss payment, will be affected by numerous factors including the actions of third parties, possible judicial rulings and other contingencies. In 2003 and 2002, the ultimate losses related to Enron declined US$ 17.2 million and US$ 5.2 million, respectively.

9.	Retrocessional reinsurance and catastrophe protection

Retrocessional reinsurance

Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At December 31, 2003, Converium holds US$ 635.3 million in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit. Converium is able to access outside capacity for both traditional and non-traditional coverage and therefore is not dependent upon any single retrocessional market.

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Recoverables from subsidiaries of Zurich Financial Services total 19.5% of equity at December 31, 2003. Recoverables from one other third-party retrocessionaire were 10.2% of equity at December 31, 2003. Recoverables from retrocessionaires relating to contracts in arbitration were 7.9% of equity at December 31, 2003. There were no recoverables from any other retrocessionaire that exceeded 10% of equity at December 31, 2003. Allowances of US$ 35.4 million, US$ 17.4 million and US$ 9.6 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at December 31, 2003, 2002 and 2001, respectively.

Table 9.1

	Year ended December 31

	Gross			Reinsurance assets			Net of reinsurance

(US$ million)	2003	2002	2001	2003	2002	2001	2003	2002	2001

Reserves for losses and loss adjustment expenses	7,842.8	6,821.3	5,710.5	1,385.4	1,459.8	1,545.0	6,457.4	5,361.5	4,165.5
Reserves for unearned premiums	1,467.4	1,170.7	968.7	177.0	94.7	78.9	1,290.4	1,076.0	889.8
Future life benefits	483.5	371.7	252.0	156.2	73.2	44.2	327.3	298.5	207.8

Total underwriting reserves at December 31	9,793.7	8,363.7	6,931.2	1,718.6	1,627.7	1,668.1	8,075.1	6,736.0	5,263.1

Table 9.2

Premiums written and earned

	For the years ended December 31

	Premiums written			Premiums earned

(US$ million)	2003	2002	2001	2003	2002	2001

Direct premiums	245.6	88.0	124.9	139.0	77.1	106.6
Assumed premiums	3,978.3	3,447.8	2,756.3	3,855.3	3,289.0	2,581.9
Ceded premiums	(387.5)	(204.2)	(393.4)	(308.4)	(191.2)	(388.1)
Catastrophe Agreement	(9.4)	(9.4)	(5.2)	(9.4)	(9.4)	(5.2)

Total	3,827.0	3,322.2	2,482.6	3,676.5	3,165.5	2,295.2

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Table 9.3

Benefits, losses and expenses

	For the years ended December 31

(US$ million)	2003	2002	2001

Losses, loss adjustment expenses and life benefits
Direct	112.6	124.5	104.3
Assumed	2,759.1	2,587.7	2,834.4
Ceded	(197.5)	(220.2)	(638.2)

Total	2,674.2	2,492.0	2,300.5

Underwriting acquisition costs
Direct	23.3	24.6	32.8
Assumed	814.8	681.3	529.0
Ceded	(34.9)	(39.2)	(53.7)

Total	803.2	666.7	508.1

Catastrophe protection

As of December 31, 2003, Converium has entered into agreements for coverage of losses related to certain catastrophic loss events. These agreements include both traditional reinsurance as well as a catastrophe agreement described more fully below. The traditional reinsurance agreements cover losses from a first event in excess of US$ 75.0 million.

In June 2001, ZIC entered into a transaction with Trinom Ltd, a Bermuda company that ultimately provides ZIC with specific high limit catastrophe protection. Trinom is a special purpose entity (“SPE”) established by ZIC in Bermuda, which issued all of its common shares to a Bermuda trust. Trinom’s business consists solely of issuing three-year catastrophe securities to third-party qualified investors in the form of preference shares and two classes of notes. Simultaneous with the offering of these securities, Trinom entered into a counterparty contract with ZIC whereby Trinom will make payments to ZIC from its funds to cover defined catastrophic losses in the United States and Europe. ZIC is required to make payments to Trinom based on the balance of Trinom’s funds and the magnitude of its losses. The owners of the securities are entitled to receive their original investment, plus interest on the notes or dividends on the preference shares, both paid quarterly, less any loss payments made to ZIC.

Additionally, as part of the Transactions, ZIC and Converium AG have entered into a catastrophe derivative agreement (the “Catastrophe Agreement”) in the form of a purchased option whereby Converium AG receives protection from ZIC under terms similar to ZIC’s protection under the Trinom transaction. Converium AG will pay ZIC amounts at least equal to the payments made by ZIC to Trinom. Similarly, Converium AG is entitled to receive payments from ZIC that are similar to those that ZIC is entitled to receive from Trinom. However, there is no contractual relationship between Converium AG and Trinom as only ZIC is the legal counterparty to the Trinom transaction. This Catastrophe Agreement is effective as of June 18,

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

2001, and will remain in effect for the same period as ZIC’s agreement with Trinom, including any extension thereto.

The coverage ZIC and ultimately Converium AG have obtained from the Trinom transaction and the related Catastrophe Agreement is expected to reduce Converium AG’s net retained loss for large catastrophe events that produce insured losses greater than what is referred to in the industry as “once in 100 years” magnitude. Perils covered by the Trinom transaction and the Catastrophe Agreement include only US hurricane, California earthquake, and European windstorm losses that occur before June 13, 2004. Discussions are currently underway to obtain reinsurance protection for catastrophic losses upon the expiration of the Trinom transaction and the related Catastrophe Agreement in June 2004.

Payments from Trinom to ZIC, and similarly from ZIC to Converium AG, are based on modeled reinsurance losses for ZIC and ultimately Converium AG’s exposures at the time of the Trinom transaction. In a modeled loss contract, the covered party’s aggregate exposure to each geographical region and type of catastrophe, by line of business, is compared to industry-wide data in order to produce the covered party’s market share of particular loss events by line of business using commercially available natural catastrophe loss simulation modeling software. The software simulates a catastrophe, at various levels of severity, by generating certain probabilistic loss distributions, in order to calculate industry-wide losses and the corresponding losses for the covered party on a “ground-up basis”, by line of business. These losses are then compared to the modeled loss contracts to determine the amount of the covered party’s recovery in respect of such an event.

Because the Trinom transaction is in two tranches, Converium AG’s coverage under the Catastrophe Agreement is also effectively in two tranches. The first tranche provides first event coverages of approximately US$ 65.0 million on 68% of losses that exceed a modeled range of losses from US$ 209.0 million to US$ 227.0 million; and the second tranche provides US$ 97.0 million of coverage on 100% of second and subsequent event losses that exceed a modeled range of losses from US$ 100.0 million to US$ 133.0 million. The amount of losses that must be incurred before coverage applies relates to the type of loss event, e.g. earthquake, hurricane or windstorm. The expected annual cost of the Catastrophe Agreement to Converium AG is approximately US$ 9.4 million. However, if Converium collects amounts as a result of a loss event that is protected by the Catastrophe Agreement, Converium will be required to pay higher amounts for the remainder of the Catastrophe Agreement’s term, and to reduce the recovery by these higher amounts.

10. Debt

Converium assumed US$ 200.0 million principal amount of non-convertible, unsecured, unsubordinated Senior Notes (the “Senior Notes”) originally issued during October 1993. The Senior Notes mature in full on October 15, 2023 and bear interest at the rate of 7.125%, payable semiannually in arrears on April 15 and October 15.

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

In December 2002, Converium Finance S.A. issued US$ 200.0 million principal amount of non-convertible, unsecured, guaranteed subordinated notes (the “Guaranteed Subordinated Notes”). The Guaranteed Subordinated Notes are irrevocably and unconditionally guaranteed on a subordinated basis by each of Converium Holding AG and Converium AG. The Guaranteed Subordinated Notes mature in full on December 23, 2032 and bear interest at the rate of 8.25% paid quarterly in arrears on March 15, June 15, September 15 and December 15.

Debt issuance costs and discounts were US$ 9.4 million, US$ 9.6 million and US$ 3.0 million at December 31, 2003, 2002 and 2001, respectively. Such costs are being amortized over the term of the related debt.

11. Income taxes

Table 11.1 below illustrates an overview of the current and deferred tax expense (benefit) for each tax jurisdiction of Converium.

Table 11.1

Income tax expense (benefit)

	Year ended December 31

(US$ million)	2003	2002	2001

Current
Switzerland	10.0	23.9	-
United States	(48.4)	-	31.1
Germany	(2.3)	0.2	3.4

Total current	(40.7)	24.1	34.5

Deferred
Switzerland	26.5	(22.2)	(3.5)
United States	63.9	(34.4)	(178.7)
Germany	(10.4)	(16.9)	(22.2)

Total deferred	80.0	(73.5)	(204.4)

Total income tax expense (benefit)	39.3	(49.4)	(169.9)

An “expected” income tax expense (benefit) is calculated based on the statutory tax rates for Converium. These rates were derived by calculating the weighted average of the expected statutory income tax in relation to the income (loss) generated in the various territories in which Converium operates. Based on the expected income tax expense (benefit), a reconciliation is made to the actual income tax expense (benefit).

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Table 11.2 below illustrates the factors that cause the actual income tax expense (benefit) to differ from the expected amount computed by applying the expected rate.

Table 11.2

Expected and actual income tax expense (benefit)

	Year ended December 31

(US$ million)	2003	2002	2001

Income (loss) before taxes	224.4	57.4	(537.3)
Statutory average tax rate	7.0%	(24.9)%	33.6%
Expected income tax expense (benefit)	15.7	(14.3)	(180.3)
Increase (reduction) in taxes resulting from:
Investment income	(3.8)	(2.9)	(4.8)
Non-taxable reinsurance contract	-	(4.9)	(20.4)
Branch tax	2.1	0.7	2.6
Non-deductible expenses	3.3	9.1	15.7
Tax losses not realizable	37.9	-	-
Tax loss carryforward	(13.6)	(21.3)	-
Changes in applicable tax rates	(2.8)	(5.5)	-
Deferred acquisition costs	-	(4.7)	-
Currency translation adjustments	-	(6.7)	-
Valuation allowance	-	-	3.2
Non-deductible ceded premiums	-	-	8.5
Other	0.5	1.1	5.6

Actual income tax expense (benefit)	39.3	(49.4)	(169.9)

Effective tax rate	17.5%	(86.1)%	31.6%

The 2003 consolidated tax expense reflects an increase in the tax loss carryforward due to the retrocession of certain contracts from Germany to Switzerland. This was offset by non-deductible expenses caused by the novation of certain contracts from North America to Switzerland. The 2002 consolidated tax benefit reflects a one-time benefit of US$ 21.3 million as the result of a ruling Converium AG received from the Swiss tax authorities regarding a tax loss carried forward.

Deferred income taxes are provided for all temporary differences, which are based on the difference between financial statement carrying amounts and the income tax bases of assets and liabilities. The income tax basis of an asset or liability is calculated in accordance with the rules for determining taxable income established by the local taxation authorities. For a particular asset or liability, this may result in a deferred tax asset in one country but a deferred tax liability in another. In addition, a deferred tax asset is established for net operating loss carryforwards. The deferred tax asset is reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized.

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Converium’s deferred income tax assets and liabilities are reflected in Table 11.3 below.

Table 11.3

Deferred income taxes

(US$ million)	2003	2002	2001

Deferred income tax assets
Loss reserve discount	110.0	141.4	109.1
Unearned premium reserve deduction	36.3	16.6	23.6
Accruals not currently deductible	18.4	11.3	30.5
Partnership loss	5.5	6.3	11.7
Net operating loss carryforwards	175.4	197.1	108.3
Goodwill	11.0	17.3	16.8
Other	36.4	23.2	3.6

Total deferred income tax assets	393.0	413.2	303.6
Valuation allowance	(47.9)	(21.4)	(3.2)

Net deferred income tax assets	345.1	391.8	300.4

Deferred income tax liabilities
Loss and benefit reserves	(31.9)	(39.3)	(37.7)
Deferred policy acquisition costs	(71.0)	(63.3)	(54.2)
Unrealized appreciation of investments	(9.3)	(20.6)	(14.4)
Investments	(12.0)	(2.0)	-
Reinsurance contracts	(17.6)	-	-
Other	(16.5)	(8.7)	(0.2)

Total deferred income tax liabilities	(158.3)	(133.9)	(106.5)

Net deferred income tax assets	345.1	391.8	300.4

Net deferred income taxes as of December 31	186.8	257.9	193.9

The current net income tax receivable as of December 31, 2003, 2002 and 2001 was US$ 44.1 million, US$ 0.9 million and US$ 4.8 million respectively. During 2003, Converium was able to reclassify a deferred tax asset of US$ 48.4 million to a current tax asset as a result of our ability to accelerate the recognition of this tax benefit by filing a refund claim with the United States Internal Revenue Service.

As of December 31, 2003, Converium had total net operating loss carryforwards of US$ 561.1 million available to offset future taxable income of certain branches and subsidiaries.

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Converium’s net operating loss carryforwards by expiration date are as follows:

Table 11.4

Net operating loss carryforwards

		Deferred		Net deferred
	Net operating loss	income	Valuation	income tax
(US$ million)	carryforward	tax asset	allowance	asset

One year through five years	85.7	12.9	-	12.9
Over five years	475.4	162.5	47.9	114.6

Total as of December 31, 2003	561.1	175.4	47.9	127.5

12. Employee benefits

Converium has established a number of benefit plans for its employees. Some employees belong to defined benefit plans and other employees participate in defined contribution plans, providing benefits equal solely to contributions paid plus investment returns. Prior to the Separation Date, Converium’s employees participated in various pension plans of Zurich Financial Services or its affiliates.

Personnel costs incurred for 2003, 2002 and 2001 were US$ 123.9 million, US$ 110.7 million and US$ 104.8 million, respectively.

Employees of certain of Converium’s entities are covered under various defined benefit pension plans. Eligibility for participation in these plans is either based on completion of a specified period of continuous service or date of hire. Benefits are generally based on the employees’ years of credited service and average compensation in the years preceding retirement. Annual funding requirements are determined based on actuarial cost methods. The transition obligation (asset) is being amortized over the greater of either fifteen years or the service period of the employees on a straight-line basis.

The Pension Fund of Converium AG (“the Fund”) is a foundation whose objective is to insure the personnel of Converium AG against the economic consequences of retirement, disability and death as provided by the statutory provisions of the plan rules. The Fund is a pension fund providing mandatory insurance as required by Swiss Federal Law and is supervised by the Canton of Zurich. The Fund’s pension plan is a “defined contribution plan” in accordance with Swiss Federal Law, but it does not meet the definition of a defined contribution plan pursuant to SFAS No. 87, “Employers’ Accounting for Pensions”, because of certain defined benefit elements required by Swiss Federal Law.

The participants’ contributions to the Fund typically amount to between 7% and 11.5% of the coordinated annual salary (defined as base salary minus coordination amount of 30%) depending on the insured participant’s age and 7% of the annual incentive-based salary. By law, the employer’s contribution must at least equal the contribution of the participant. Converium AG’s contribution typically amounts to between 9% and 16% of the coordinated

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

annual salary and 9% of the incentive-based salary. Converium AG’s contributions to the Fund amounted to CHF 5.2 million in 2003 and CHF 8.6 million in 2002, the year the Fund started its activity, including a contribution of CHF 4.3 million in 2002 for the cost of transition benefit provisions granted on January 1, 2002.

Participants may purchase pension benefits at their own cost at any time within certain limits defined by the plan rules or prefinance their pension benefits reductions in case of early retirement.

Table 12.1

Weighted average

	2003	2002	2001

Discount rate	3.99%	3.85%	4.30%
Expected long-term rate of return on assets	6.00%	6.00%	5.25%
Future salary increases	2.00%	2.16%	2.57%
Future pension increases	0.90%	0.91%	1.36%

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Table 12.2

(US$ million)	2003	2002	2001

Projected benefit obligation
Projected benefit obligation as of January 1	64.9	43.6	42.4
Service cost	7.6	5.0	2.9
Interest cost	2.6	2.1	1.8
Plan amendments	-	-	(1.6)
Actuarial (gains) losses	(3.8)	4.5	(0.2)
Foreign currency translation effects	8.8	9.8	(1.4)
Benefits paid	0.2	(0.1)	(0.3)

Projected benefit obligation as of December 31	80.3	64.9	43.6

Fair value of plan assets
Fair value of plan assets as of January 1	35.6	23.6	32.5
Actual return on plan assets	2.9	(0.9)	(1.7)
Employee contributions	2.6	1.8	1.1
Employer contributions	4.4	5.9	2.6
Net transfer adjustment from the Transactions	-	-	(9.5)
Foreign currency translation effects	4.9	5.3	(1.1)
Benefits paid	0.2	(0.1)	(0.3)

Fair value of plan assets as of December 31	50.6	35.6	23.6

Funded status
Funded status	(29.7)	(29.3)	(20.0)
Unrecognized transition obligation	-	2.8	1.0
Unrecognized net actuarial losses (gains)	6.6	8.2	2.0
Unrecognized prior service cost	(1.7)	(1.7)	(1.6)
Additional plan liabilities	-	(1.1)	-

Accrued benefit liability	(24.8)	(21.1)	(18.6)

Amounts recognized in the balance sheet
Accrued benefit liability	(24.8)	(21.1)	(18.6)

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Table 12.3

Net periodic benefit expense

	For the years ended
	December 31

(US$ million)	2003	2002	2001

Service cost	7.6	5.0	2.9
Interest cost	2.6	2.1	1.8
Expected return on plan assets	(2.4)	(1.7)	(1.7)
Employee contributions	(2.6)	(1.8)	(1.1)
Amortization of transition obligation	0.6	0.5	0.5
Amortization of actuarial (gains) losses	0.4	-	-
Amortization of past service cost	(0.2)	(0.2)	-

Net periodic benefit expense	6.0	3.9	2.4

Table 12.4

Accrued benefit liability

	Year ended December 31

(US$ million)	2003	2002	2001

Balance at January 1	(21.1)	(18.6)	(9.7)
Current year expense	(6.0)	(3.9)	(2.4)
Contributions paid	4.4	5.9	2.6
Net transfer adjustment from the Transactions	-	-	(9.5)
Foreign currency translation effects	(2.1)	(3.4)	0.4
Additional plan liabilities	-	(1.1)	-

Balance at December 31	(24.8)	(21.1)	(18.6)

As part of the finalization of the Transactions in respect of employee benefits, there was a transfer of pension fund assets and benefit obligations from the Zurich Financial Services pension funds to the pension fund of Converium AG. Under US GAAP, the net impact of this transfer resulted in an increase in the liabilities of Converium AG to its pension fund and a corresponding reduction of equity of US$ 9.5 million in 2001.

Converium Reinsurance (North America) Inc. sponsors various qualified defined contribution plans. Substantially all employees of Converium Reinsurance (North America) Inc. are eligible for participation in these plans. The plans provide for voluntary contributions by employees, which typically range from 1% to 25% of annual salaries, up to a calendar year maximum. Contributions by the employer are typically another 10% (matching or otherwise). In addition, various supplemental, non-qualified deferred compensation plans allow members of management to defer certain amounts of compensation and receive specified contributions. Converium Reinsurance (North America) Inc.’s contributions under these plans amounted to US$ 2.5 million, US$ 2.8 million and US$ 2.4 million in 2003, 2002 and 2001, respectively.

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

13. Share compensation and incentive plans

Converium has various incentive and share-based compensation plans to attract, retain and motivate management and employees, to reward them for their contributions to Converium’s performance and to encourage employee share ownership.

(a) Cash-based incentive plans

Various Converium entities operate short-term incentive programs for executives, management and in some cases employees. Awards are made in cash based on the accomplishment of both organizational and individual performance objectives. The compensation expense incurred in 2003, 2002 and 2001 in connection with these plans was US$ 11.7 million, US$ 7.4 million and US$ 16.4 million, respectively.

(b) Share-based incentive plans

Share-based compensation plans include all plans under which shares or options to purchase shares are awarded. The grant of shares and options to purchase shares in Converium Holding AG is at the discretion of the Remuneration Committee of the Board of Directors. The most significant of these plans are described below.

Employee Stock Purchase Plan

Converium adopted an Employee Stock Purchase Plan (the “ESPP”) on January 1, 2002. The ESPP has two offering periods beginning January 1 and July 1 of each year. Substantially all employees meeting specified service requirements are eligible to participate in the ESPP. Participants may contribute between 1% and 15% of base salary towards the purchase of Converium Holding AG shares, up to certain limits. Employees who enroll in the ESPP purchase Converium Holding AG shares at 85% of the lower of the stock’s fair market value on the first or last day of the offering period.

Share plan

Converium adopted a share plan for selected employees. Generally, the size of a participant’s award is based on their level of responsibility and position, and market conditions. For 2001 and 2002, most restricted shares granted vest in their entirety after six years, subject to acceleration after year three based on the achievement of certain performance objectives. Beginning in 2003, most restricted shares granted vest ratably over three years. Shares also vest upon retirement.

Retention awards, IPO share grant, and Zurich Financial Services share-based plans

In 2001, in conjunction with the Transactions, Converium granted retention awards to certain employees in the form of shares in Converium Holding AG. Employees other than those who were granted retention awards received, in conjunction with the Transactions, shares in Converium Holding AG. In addition, prior to the Transactions, certain Converium employees

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

participated in various share compensation and incentive plans of Zurich Financial Services. After the Transactions, the outstanding share awards to Converium employees under the Zurich Financial Services long-term performance share plans were converted into shares of Converium Holding AG.

Table 13.1 summarizes the status of Converium’s share plans for 2003, 2002 and 2001.

Table 13.1

	2003	2002	2001

Unvested shares at beginning of year	363,278	706,451	-
Shares granted	133,930	29,732	706,878
Shares vested	(311,587)	(299,214)	-
Shares forfeited	(24,762)	(73,691)	(427)

Unvested shares at end of year	160,859	363,278	706,451

Stock option plan

Under the Stock Option Plan (the “Stock Option Plan”), in 2003 and 2002, certain employees were awarded options to purchase shares in Converium Holding AG. The exercise prices were equal to the market value of the shares or ADSs on the grant date. Of the options awarded under the Stock Option Plan, 25% vest immediately on the grant date and 25% will vest each year thereafter or upon retirement. The options expire 10.5 years after the date of grant.

During 2001, 312,329 options to purchase shares in Converium Holding AG were awarded. The exercise prices were equal to the market value of the shares or ADSs on the grant date. Of these options awarded, 25% vested immediately on the grant date of December 11, 2001, and 25% will vest each year thereafter or upon retirement. The options expire 10.5 years after the date of grant.

Executive IPO option plan

In connection with the Transactions, Converium granted certain executives options to purchase shares in Converium Holding AG (the “Executive IPO Option Plan”). Under the Executive IPO Option Plan, 420,000 options to purchase shares in Converium Holding AG were awarded. The exercise prices were equal to the market value of the shares or ADSs on the grant date. Of the options awarded under the Executive IPO Option Plan, 25% vested immediately on the grant date of December 11, 2001, and 25% will vest each year thereafter or upon retirement. The options expire 10.5 years after the date of grant.

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Table 13.2 summarizes the status of Converium’s outstanding stock options for 2003, 2002 and 2001.

Table 13.2

	2003		2002		2001

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price

Outstanding at beginning of year	1,115,424	(CHF) 79.28	732,329	(CHF) 82.00	-	-
Granted	699,555	58.14	442,514	74.66	732,329	(CHF) 82.00
Exercised	(23,450)	60.10	(3,574)	78.85	-	-
Forfeited	(62,785)	74.31	(55,845)	80.40	-	-

Outstanding at end of year	1,728,744	71.17	1,115,424	79.28	732,329	82.00

Options exercisable at end of year	901,933	75.74	423,509	80.47	183,082	82.00

The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Table 13.3

Weighted average	2003		2002		2001

Risk-free rate		1.51%		1.87%		3.21%
Expected life		3 years		3 years		3 years
Expected volatility		27.24%		31.27%		32.67%
Dividend yield		1.78%		0.80%		0.80%
Fair value of options granted	US$	7.43	US$	11.11	US$	12.08

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Table 13.4 summarizes information about stock options outstanding at December 31, 2003:

Table 13.4

	Options outstanding			Options exercisable

		Weighted	Weighted		Weighted
		average	average		average
Range of	Number	remaining	exercise	Number	exercise
exercise prices	outstanding	contractual life	price	exercisable	price

CHF 56.05-62.50	839,046	9.8	(CHF) 58.63	270,686	(CHF) 59.34
CHF 82.00-89.10	889,698	8.5	82.99	631,247	82.78

CHF 56.05-89.10	1,728,744	9.1	71.17	901,933	75.74

(c) Compensation expense

The compensation expense charged to income under the share-based incentive plans was US$ 10.0 million, US$ 24.4 million and US$ 11.0 million in 2003, 2002 and 2001, respectively.

14. Shareholders’ equity

(a) Issued share capital

Upon incorporation on June 19, 2001, Converium Holding AG had share capital of CHF 100,000 divided into 10,000 fully paid registered shares with a nominal value of CHF 10 each, all of which were entitled to receive dividends. On September 24, 2001, the extraordinary general meeting of the shareholders passed two resolutions to increase the ordinary share capital to CHF 400 million, divided into 40 million fully paid registered shares with a nominal value of CHF 10 each, all of which are entitled to receive dividends.

(b) Contingent share capital

Pursuant to Converium Holding AG’s Articles of Incorporation, share capital can be increased by the issuance of a maximum of four million fully paid registered shares of CHF 10 nominal value each, amounting to a maximum of CHF 40 million, in conjunction with Converium’s obligations to employees and members of the Board of Directors under various compensation plans. At December 31, 2003, CHF 62,170 of the contingent share capital, or 6,217 ordinary shares have been exercised.

(c) Dividend restrictions and capital and solvency requirements

Converium Holding AG is subject to legal restrictions on the amount of dividends it may pay to its shareholders under the Swiss Code of Obligations. The Swiss Code of Obligations provides that 5% of the annual profit must be allocated to the general reserve until such reserve in the aggregate has reached 20% of the paid-in share capital. Similarly, the company laws of

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

countries in which Converium entities operate may restrict the amount of dividends payable by such entities to their parent companies.

Other than by operation of the restrictions mentioned above, the ability of Converium entities to pay dividends may be restricted or, while dividend payments per se may be legally permitted, may be indirectly influenced by minimum capital and solvency requirements that are imposed by insurance, bank and other regulators in the countries in which the entities operate as well as by other limitations existing in certain of these countries (e.g., foreign exchange control restrictions).

In Switzerland, insurance supervisory regulations require entities to fund their statutory reserves at a minimum level of 20% of net profits until the statutory reserve fund reaches an amount equal to 50% of the statutory share capital, including freely disposable reserves, if any. In the United States, restrictions on payment of dividends are imposed by the Insurance Commissioner of the state of domicile. For Converium Reinsurance (North America) Inc., dividends are payable only from earned surplus and are limited annually to the greater of 10% of the previous year’s policyholders surplus or 100% of the previous year’s statutory net income. Dividends paid in excess of these limitations require prior approval of the Insurance Commissioner of the state of domicile. In Germany, the minimum amount of statutory capital reserves required is 10% of the nominal value of the common stock. If the 10% criterion is met, dividends of up to 100% of current year’s surplus can be paid. If the 10% criterion is not met, dividends are limited to a maximum of 95% of current year’s surplus less the prior year loss carryover. Under German law, an entity’s executive board in consent with the supervisory board have the authority to reclassify up to 100% of the current year surplus to retained earnings, thereby not allowing dividends to be paid.

Converium AG may pay a maximum dividend, net of withholding tax, to Converium Holding AG without regulatory approval of approximately US$ 141.7 million as of December 31, 2003. The maximum dividend that Converium Holding AG is able to pay in 2004, before withholding tax, is approximately US$ 142.9 million as of December 31, 2003.

Statutory capital and surplus for Converium AG was CHF 2,530.6 million at December 31, 2002, the date of its most recent statutory report. This amount includes its holdings in Converium Reinsurance (North America) Inc. and Converium Rückversicherung (Deutschland) AG, which had aggregate statutory capital and surplus of approximately US$ 874.2 million at December 31, 2003, computed under local statutory accounting principles.

As of December 31,2003, Converium’s entities were in compliance with all applicable regulatory capital adequacy requirements.

15. Transactions with Zurich Financial Services

Quota Share Retrocession Agreement

In connection with the Transactions, the transfer of certain historical reinsurance business to Converium AG by ZIC and ZIB was affected by means of the Quota Share Retrocession Agreement effective July 1, 2001. The covered business consists of the business historically

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

managed by Converium, which has an inception or renewal date on or after January 1, 1987, and consists of substantially all of the third party assumed reinsurance business written by ZIC and ZIB, under the “Zurich Re” brand name. The liabilities Converium AG assumed include all net unearned premiums, net losses and loss adjustment expenses and experience account balances relating to this business.

The Quota Share Retrocession Agreement provides for the payment of premiums to Converium AG by ZIC as consideration for assuming the covered liabilities. The Quota Share Retrocession Agreement provides that these premiums are on a “funds withheld” basis, whereby the premium is not immediately paid, but is rather retained by ZIC and credited to a funds withheld account, which is referred to as the Funds Withheld Asset.

Because the business subject to the Quota Share Retrocession Agreement consists of business that was historically managed by Converium, this business is already reflected in the financial statements. Any reinsurance business written by ZIC or ZIB that is not part of the historically managed and operated third-party reinsurance business of Converium is not covered by the Quota Share Retrocession Agreement, and all related legal rights and obligations of this business have been retained by ZIC and ZIB. Accordingly, this business is excluded from the financial statements. Therefore, execution of the Quota Share Retrocession Agreement has no impact on results of operations as reported.

Converium AG will receive the surplus remaining with respect to the Funds Withheld Asset, if any, after all liabilities have been discharged. Any surplus or any additional cash flows will be recorded in the financial statements in the period when they occur. Additionally, Zurich Financial Services has the right to prepay to Converium AG the full amount or a portion thereof of the Funds Withheld Asset prior to termination of the agreement.

Converium AG will continue to administer the transferred business on behalf of ZIC and ZIB, which remain liable to the original cedents of the business. Additionally, Converium AG will manage third-party retrocessions related to the business transferred. Converium will bear the credit risk for uncollectible reinsurance balances excluding those related to the September 11th terrorist attacks. Converium AG will have a broad right of offset under the Quota Share Retrocession Agreement so that reinsurance balances owed to ZIC and ZIB may be offset against the Funds Withheld Asset account directly.

The Quota Share Retrocession Agreement provides for commutation and termination for special reasons, such as insolvency of a party or loss of its authorization to do business or a change of control of Converium AG. Each of the parties agrees to indemnify the other against liability or expense incurred by reason of its conduct or failure to act in appropriate circumstances. The Quota Share Retrocession Agreement contains other provisions that are customary for an agreement of this nature.

Converium has entered into various other transactions with Zurich Financial Services and its subsidiaries, the most significant of which are described below.

Converium Reinsurance (North America) Inc. had an intra-Converium aggregate excess of loss reinsurance agreement in place since July 1,1997 (“1997 Aggregate Excess of Loss Agreement”).

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

This agreement provided protection to Converium Reinsurance (North America) Inc. for losses that exceeded a net retention after amounts recoverable from its outside retrocessionaires. Because the 1997 Aggregate Excess of Loss Agreement pre-dated the Transactions, ZIC was the formal counterparty to Converium Reinsurance (North America) Inc. In October 2001, the 1997 Aggregate Excess of Loss Agreement was amended as follows:

•	Converium Reinsurance (North America) Inc.’s coverage for net losses of US$ 320.4 million with respect to all Amerisafe business retroceded to the Unicover Pool remains in effect, with ZIC as counterparty,

•	Converium Reinsurance (North America) Inc.’s coverage for net losses of US$ 307.5 million from the September 11th terrorist attacks that exceed US$ 58.2 million remains in effect, with ZIC as counterparty; and

•	the remainder of the coverage under the agreement is commuted.

See Notes 3, 6, 8, 9, 12, 13, 16 and 19 for other transactions with Zurich Financial Services.

16. Related party transactions

There were no unpaid loans, including guarantee commitments, granted to the Converium directors and members of the Converium Global Executive Committee as of December 31, 2003.

In March 2003, upon receipt of all regulatory approvals, Converium finalized an agreement to acquire a 25% stake in Global Aerospace Underwriting Managers Limited (GAUM), a leading international aviation-underwriting agency, as a part of its strategy to strengthen its long-term position in the aviation and satellite business (see Note 7). In March 2003, Converium as a shareholder provided a loan to GAUM in the amount of GBP 12.6 million (US$ 19.8 million). In addition, Converium entered into a pool members agreement for the 2003 underwriting year under which it became a member of the aviation and aerospace pools run by GAUM and its subsidiary, Associated Aviation Underwriters Inc. For the 2003 underwriting year, Converium has committed 25% of the overall pools capacity. Previously, Converium had indirectly reinsured 9% of the pools managed by GAUM. Gross premiums assumed through the pools managed by GAUM were US$ 266.4 million, US$ 64.4 million and US$ 41.9 million for 2003, 2002 and 2001, respectively.

Converium has entered into a strategic alliance with the Medical Defence Union (MDU) that resulted in a 49.9% participation in MDU Services Ltd. MDU Services Ltd distributes medical malpractice insurance policies to the members of the Medical Defence Union. As a result of the initial FSA approval in respect of general liability business, insurance policies underwritten by Converium Insurance (UK) Ltd were issued to members of the Medical Defence Union beginning July 1, 2003. These insurance polices replaced policies formerly issued in the United Kingdom by Zurich Financial Services’ entities, the majority of which were reinsured by Converium. Gross premiums from MDU were US$ 137.3 million, US$ 140.0 million and US$ 57.0 million for 2003, 2002 and 2001, respectively.

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Converium has a 48% participation in SATEC S.R.L (“SATEC”), a leading global space underwriting agency based in Venice, Italy. Gross premiums assumed through the pool managed by SATEC were US$ 5.9 million, US$ 5.0 million and US$ 3.2 million for 2003, 2002 and 2001, respectively.

17. Supplemental cash flow disclosures

Beginning in 2002, the change in the Funds Withheld Asset is reported as a component of cash provided by operating activities, as movements in its balance consist solely of operating activities subsequent to the Transactions.

Table 17.1

Supplemental cash flow disclosures

(US$ million)	2003	2002	2001

Income taxes paid	(2.7)	(2.3)	(46.4)
Interest expense paid	(31.6)	(16.4)	(22.1)

18. Fair value of financial instruments

The methods and assumptions used by Converium in estimating the fair value of financial instruments are:

•	fixed maturities securities: fair values are generally based upon quoted market prices. Where market prices are not readily available, fair values are estimated using either values obtained from independent pricing services or quoted market prices of comparable investments.

•	equity securities: fair values are based on quoted market prices.

•	Funds Withheld Asset: carrying value of the Funds Withheld Asset approximates fair value.

•	other investments for which quoted market prices are not readily available are not fair valued and are not significant to Converium.

•	cash and short-term investments: carrying amounts approximate fair value.

•	debt: fair values are generally based upon quoted market prices.

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Table 18.1 lists the estimated fair values and carrying values of Converium’s financial instruments as of December 31, 2003 and 2002.

Table 18.1

Fair value of financial instruments

	Total	Total	Total	Total	Total	Total
	fair value	carrying value	fair value	carrying value	fair value	carrying value
(US$ million)	2003	2003	2002	2002	2001	2001

Fixed maturities	4,935.9	4,928.6	3,443.1	3,443.1	2,331.4	2,331.4
Equity securities	840.2	840.2	530.8	530.8	701.4	701.4
Other investments (excluding real estate)	43.3	43.3	9.4	9.4	51.8	51.8
Short-term investments	55.8	55.8	318.0	318.0	89.5	89.5
Funds Withheld Asset	1,530.6	1,530.6	1,648.1	1,648.1	1,598.5	1,598.5
Cash and cash equivalents	280.8	280.8	361.5	361.5	420.5	420.5
Debt	(428.6)	(390.6)	(375.1)	(390.4)	(194.1)	(197.0)

19. Commitments and contingencies

In July 2003, Converium obtained a US$ 900 million unsecured syndicated letter of credit facility. This three-year syndicated letter of credit facility is available for Converium AG and its nominated subsidiaries as of July 1, 2003. The syndicate is comprised of 19 banks, which have committed their respective capacities.

The facility is guaranteed by Converium AG and will be used primarily to collateralize third-party claims related to the underwriting business of the Converium. As of December 31, 2003, Converium had outstanding letters of credit of US$ 633.1 million under the facility. This includes the replacement of certain existing letters of credit which were previously provided by certain syndicate banks on an individual basis, as well as the issuance of new letters of credit under the syndicated facility.

In addition to the syndicated letter of credit facility, other irrevocable letters of credit of US$ 390.3 million were outstanding at December 31, 2003, for which investments of US$ 431.1 million are pledged as collateral related to certain of these letters of credit. A parental guarantee of US$ 120.0 million has been issued related to certain of these letters of credit.

Converium has entered into various operating leases as lessee for office space and certain computer and other equipment. Rental expenses for these items totaled US$ 15.9 million, US$ 14.8 million and US$ 10.8 million for the years ending December 31, 2003, 2002 and 2001, respectively.

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Table 19.1 lists minimum future payments under operating leases with terms in excess of one year.

Table 19.1

Minimum future payments under operating leases

Rental
(US$ million)	payments

2004	12.6
2005	12.4
2006	12.4
2007	12.3
2008	12.3
2009 and thereafter	31.2

Total	93.2

Converium AG leases office space from Zurich Financial Services. The lease term is fixed until 2011, with two renewal options for three-year terms each. The lease payments are fixed with annual rent escalations based on a cost of living index. Converium Rückversicherung (Deutschland) AG leases office space from Zurich Financial Services. The lease term is for a period of ten years, with an option to renew for up to two additional ten-year terms. Lease payments have bi-annual rent escalations based on changes in local real estate price indices.

Converium Reinsurance (North America) Inc. entered into a sublease with ZC Resource LLC (“ZC Resource”), a subsidiary of Zurich Financial Services in July 2001. The sublease has a term of approximately eleven years, ending in 2012. As part of the Transactions, Converium Reinsurance (North America) Inc. entered into an agreement to indemnify Global Asset Holdings Limited (“GAHL”) (an indirect parent of ZC Resource and a co-guarantor of the prime lease) for losses under the prime lease or the guaranty caused by Converium Reinsurance (North America) Inc.’s default under the sublease that results in a default under the prime lease; GAHL, in turn, will indemnify Converium Reinsurance (North America) Inc. for any losses under the guaranty caused by a default by ZC Resource under the prime lease. Centre Insurance Company, a subsidiary of Zurich Financial Services, will guaranty the punctual payment of all amounts due by GAHL under the guaranty and all expenses incurred by Converium Reinsurance (North America) Inc. enforcing the guaranty. See Note 22 for additional information on guarantees.

Converium Holding AG and its subsidiaries are continuously involved in legal proceedings, claims and litigation arising, for the most part, in the ordinary course of its business operations as a reinsurer. The outcome of such current legal proceedings, claims and litigation could have a material effect on operating results or cash flows when resolved in a future period. However,

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

in the opinion of management, these matters are not material to Converium’s financial position, with the exception of the matters described below:

Amerisafe Matters

In September 2003, the parties settled the March 2001 litigation initiated by American Interstate Insurance Company (“Amerisafe”) against Converium Reinsurance (North America) Inc., (“CRNA”), Guy Carpenter & Company Inc. (“Guy Carpenter”) and Zurich Financial Services Group (“ZFS”) in the United States District Court for the Western District of Louisiana. ZFS and Guy Carpenter had previously been dismissed from the suit. Based on the terms of the settlement agreement and on the basis of the aggregate excess of loss protection from ZIC (see Note 15), CRNA believes that it is fully protected through reinsurance agreements for all potential liability in respect of this action.

Since late fall of 2000, CRNA had received a series of inquires from the Louisiana Department of Insurance (“LDI”) investigating CRNA’s disputes with Amerisafe in response to a complaint filed by Amerisafe. As part of the September 2003 settlement with Amerisafe, Amerisafe has withdrawn the complaint and the LDI has officially closed the file with respect to the complaint.

Superior National Matters

On January 16, 2002, the California Insurance Commissioner (the “Commissioner”), filed a complaint against a subsidiary of ZFS, Centre Insurance Company (“CIC”) and affiliates, as well as CRNA and Converium Insurance (North America) Inc. (“CINA”), on behalf of the Superior National Insurance Companies in Liquidation (“SNICIL”), in a proceeding in the Superior Court of the State of California, County of Los Angeles. The complaint alleges several counts, including voidable preferences and fraudulent transfers, seeking the recovery of transfers totaling US$ 202.9 million, damages for breach of contract in the amount of US$ 59.8 million, additional damages in an amount to be proved at trial, and punitive damages. The overwhelming bulk of the damages sought appear to arise out of CIC transactions, not CRNA or CINA transactions. As part of the Transactions, ZFS has agreed to indemnify Converium for liabilities arising out of or related to the assets not assumed by or transferred to Converium in the separation from ZFS. The principal claim brought against CRNA appears to arise from CRNA’s commutation of certain reinsurance obligations. In that connection, however, while the Complaint does in fact reference the commutation, the payment involved was a commutation payment made by CRNA, not to CRNA. The liquidator, however, is apparently claiming that the amount paid by CRNA was inadequate consideration for the reinsurance obligations commuted and thus, this commutation constituted a fraudulent transfer. The Commissioner’s pending complaint in the SNICIL action does not assign a value to the reinsurance obligations that were commuted, repeatedly stating that their value is “undetermined”, however, he has indicated that he may seek to recover some portion of the difference between the amount paid by CRNA (US$ 17.8 million) and the amount purportedly owed under the commuted reinsurance contracts (informally asserted by certain counsel for the liquidator to be approximately US$ 41.0 million with no further clarification as to the basis for this amount). CRNA and CINA

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

intend to defend this litigation vigorously and to assert various setoffs. Based on the limited information available to date, we are unable to predict CRNA’s and CINA’s chances of prevailing in this action. While Converium believes that it has a strong case, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the litigation.

No discovery relating to any transaction in which CRNA or CINA was involved is ongoing and any such discovery is not likely to commence until at least late 2004.

US Life Insurance Co. Arbitration

On November 29, 1999, US Life Insurance Company (“US Life”) initiated an arbitration proceeding against SNICIL, CINA and CIC. US Life seeks to rescind a multi-year quota share reinsurance contract effective May 1, 1998 on the basis that material misrepresentations and omissions were allegedly made in procuring that contract. Inception-to-date amounts ceded by Converium to the contract through December 31, 2003 are US$ 54.0 million premiums earned, US$ 18.1 million commissions earned and US$ 110.7 million losses incurred. All discovery in this matter closed in November 2002, and arbitration hearings commenced in late 2002 and continued in 2003. The arbitration has not concluded at this time and the arbitrators have currently advised that additional dates necessary to conclude the arbitration will not be available until the second half of 2004. Based on the limited information available to date, we are unable to predict CINA’s chances of prevailing in this action. While Converium believes that it has a strong case against US Life for full reinsurance coverage in accordance with the contract, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the arbitration.

All American Life Insurance Company Arbitration

On December 23, 2002, CRNA and CINA initiated an arbitration against All American Life Insurance Company (“All American”). The dispute arises from a quota share reinsurance contract provided by All American. Because All American has failed and refused to make payments under the quota share contract, CRNA and CINA demanded arbitration to collect all outstanding balances due under the contract. In the arbitration, All American is now seeking to rescind the contract on the basis of certain alleged misrepresentations and omissions made by SNICIL, who is also now a party to the arbitration as a reinsured under the contract. As of this date, the arbitration panel has been constituted and hearings are scheduled for June 2004. Inception-to-date amounts ceded by Converium to the contract through December 31, 2003 are US$ 41.1 million premiums earned, US$ 14.2 million commissions earned and US$ 62.3 million losses incurred. Based on the limited information available to date, we are unable to predict CRNA’s and CINA’s chances of prevailing in this action. While Converium believes that it has a strong case against All American for full reinsurance coverage in accordance with the contract, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the arbitration.

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Continental Casualty Company Arbitration

On December 16, 2002, Continental Casualty Company (“Continental”) and CRNA served cross demands for arbitration on each other. The dispute arises from a retrocessional contract pursuant to which Continental reinsured CRNA for 50% of the accident and health exposures CRNA assumed from a third-party insurer pursuant to a reinsurance agreement. In October 2002, Continental advised CRNA that it had identified issues concerning the third-party insurer business that Continental believes might give rise to defenses under the reinsurance agreement. CRNA offered to permit Continental to assert those defenses directly against the third-party insurer and, in addition, advised Continental that, if Continental did not agree to do so, CRNA would conduct its own investigation with respect to the putative defenses identified by Continental. However, Continental instead asserted that CRNA has somehow breached a duty of utmost good faith to Continental, which justifies rescission of the retrocessional contract. At arbitration, CRNA would be seeking enforcement of the retrocessional contract and Continental would be seeking rescission of the same contract. Inception-to-date amounts ceded to the contract through December 31, 2003 are US$ 20.8 million premiums earned, no commissions earned and US$ 56.4 million losses incurred. The parties have each selected their party-appointed arbitrators, but at this stage an umpire has not yet been selected. Based on the limited information available to date, we are unable to predict CRNA’s chances of prevailing in this action. While Converium believes that it has a strong case against Continental for full reinsurance coverage in accordance with the contract, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the arbitration.

Canada Life

On December 21, 2001, The Canada Life Assurance Company, Toronto (“Canada Life”), brought action against Converium Rückversicherung (Deutschland) AG in the U.S. District Court of the Southern District of New York. Canada Life alleged that Converium breached certain quota share retrocession agreements with Canada Life by failing to indemnify its full percentage of Canada Life’s September 11th losses and by failing to post an US$ 82.4 million letter of credit for its liability pursuant to the ISA facilities’ underlying agreements. Converium is disputing this claim on the grounds that its liability under the pertinent contracts is limited and is also raising other contracts defenses. In its decision of April 11, 2002, the U.S. District Court of the Southern District of New York dismissed Canada Life’s action, ruling that The Air Transportation Safety and System Stabilization Act, which Canada Life claimed to give the court jurisdiction over the subject matter, is not applicable. The court ruled that the Act applies broadly to the actions filed by individual victims of the September 11th attacks but does not apply to disputes among reinsurers. The Second Circuit Court of Appeal affirmed the dismissal. As a result of the decision of the U.S. District Court of the Southern District of New York, Converium sent Canada Life a request to arbitrate. The organizational meeting of the arbitrators took place on October 8, 2003. The hearing will be scheduled for October 2004.

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Converium has fully reserved this matter. However, arrangements entered into with Zurich Financial Services provide for this matter to be covered by the agreed-to cap for September 11th related losses provided to Converium by Zurich Financial Services in conjunction with Converium’s global offering.

20. Consolidated entities

A list of operating entities and other important holdings, together with the country of incorporation, Converium’s ownership interest and the share capital of each entity, is set out below.

	Country of	% of equity
Entity	incorporation	shares held	Currency	Share capital

Converium Rückversicherung (Deutschland) AG	Germany	100	EUR	4,601,627
Converium Finance S.A.	Luxembourg	100	EUR	31,000
Converium Holding AG	Switzerland	100	CHF	400,062,170
Converium AG	Switzerland	100	CHF	400,000,000
Converium Holdings (North America) Inc.	US	100	US$	1
Converium Reinsurance (North America) Inc.	US	100	US$	3,500,000
Converium Insurance (North America) Inc.	US	100	US$	5,000,000
Converium Holding (UK) Ltd	UK	100	GBP	101
Converium Insurance (UK) Ltd	UK	100	GBP	60,000,000
Converium London Management Ltd	UK	100	GBP	1,000
Converium Underwriting Ltd	UK	100	GBP	2

Converium’s interest in Converium Rückversicherung (Deutschland) AG increased to 100% in January 2003.

On May 27, 2003, the United Kingdom Financial Services Authority (“FSA”) granted Converium Insurance (UK) Ltd permission to conduct the business of insurance in the class of general liability business in the United Kingdom. On August 27, 2003, the FSA further granted the company permission to conduct the business of insurance in the classes of aircraft and aircraft liability in the United Kingdom. Following its permission to write general liability business in May 2003, Converium Insurance (UK) Ltd had an initial capitalization level of GBP 50 million (US$ 82.4 million). As a precondition of the permission of the FSA to write aircraft and aircraft liability business, in August 2003, the company increased its capital by GBP 10 million (US$ 16.6 million). Accordingly at December 31, 2003 the capitalization level of Converium Insurance (UK) Ltd is GBP 60 million (US$ 99.0 million).

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

21. Earnings per share

Converium Holding AG purchased 377,650 shares and 349,126 shares during 2003 and 2002, respectively, related to sharebased compensation plans.

The following table shows the average shares outstanding:

	For the years ended
	December 31

	2003	2002	2001

Average shares outstanding (000’s)	39,808	39,911	40,000
Average diluted shares outstanding (000’s)	40,309	40,483	40,000

Earnings per share data for 2001 is calculated based on 40 million registered shares of Converium Holding AG issued and outstanding as of December 31, 2001 as if these shares were outstanding for the entire year. Diluted earnings per share data is computed similar to basic earnings per share data except that the weighted average shares outstanding is increased to include potential common shares, such as shares from non-vested stock grants and the assumed exercise of stock options, if dilutive.

22. Subsidiary issuer information

Presented below are the consolidating balance sheets of Converium Holding AG (the “parent guarantor”), Converium AG (the “subsidiary guarantor”) (together the “guarantor companies”), and Converium Finance S.A. (the “subsidiary issuer”), for whom the Guaranteed Subordinated Notes are guaranteed, as of December 31, 2003, 2002 and 2001, and the related condensed consolidating statements of income and condensed consolidating statements of cash flows for each of the three years in the period ended December 31, 2003. The guarantor companies have jointly and severally guaranteed payments by the subsidiary issuer on these notes. The subsidiary issuer and subsidiary guarantor are wholly-owned subsidiaries of the parent guarantor.

Investments in subsidiaries are accounted for by the guarantor companies under the equity method for purposes of supplemental consolidating presentation as of the effective date of the acquisition. Earnings of subsidiaries are reflected in the investment accounts of the guarantor companies as of the effective date of the acquisition.

Information for the parent guarantor and the subsidiary issuer is only included from the date of formation.

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Condensed consolidating statements of income

(US$ million)				Non-
Year ended	Converium	Converium	Converium	Guarantor	Consolidating
December 31, 2003	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Revenues
Net premiums written	-	2,492.4	-	1,334.6	-	3,827.0
Net premiums earned	-	2,392.8	-	1,283.7	-	3,676.5
Net investment income	11.0	129.5	12.5	103.5	(23.5)	233.0
Net realized capital (losses) gains	-	(10.7)	-	29.1	-	18.4
Other income (loss)	35.0	(30.8)	39.5	(5.7)	(35.3)	2.7

Total revenues	46.0	2,480.8	52.0	1,410.6	(58.8)	3,930.6

Benefits, losses and expenses
Losses and loss adjustment expenses and life benefits	-	(1,588.9)	-	(1,085.3)	-	(2,674.2)
Underwriting acquisition costs	-	(552.1)	-	(251.1)	-	(803.2)
Other operating and administration expenses	(8.6)	(119.1)	4.1	(107.4)	33.2	(197.8)
Interest expense	(10.5)	-	(16.5)	(29.6)	25.6	(31.0)

Total benefits, losses and expenses	(19.1)	(2,260.1)	(12.4)	(1,473.4)	58.8	(3,706.2)

Income (loss) before taxes	26.9	220.7	39.6	(62.8)	-	224.4
Income tax (expense) benefit	(3.5)	(32.6)	-	(3.2)	-	(39.3)

Income (loss) before equity in income (loss) of subsidiaries	23.4	188.1	39.6	(66.0)	-	185.1

Equity in income (loss) of subsidiaries	161.7	(26.4)	-	-	(135.3)	-

Net income (loss)	185.1	161.7	39.6	(66.0)	(135.3)	185.1

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Consolidating balance sheets

				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
December 31, 2003	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Assets
Invested assets
Fixed maturities	-	1,929.5	14.8	2,984.3	-	4,928.6
Equity securities	-	441.8	-	398.4	-	840.2
Investment in subsidiaries	2,006.8	1,117.4	-	-	(3,124.2)	-
Notes receivable	150.0	-	175.0	-	(325.0)	-
Short-term and other investments	44.7	187.5	-	41.8	(44.7)	229.3

Total investments	2,201.5	3,676.2	189.8	3,424.5	(3,493.9)	5,998.1
Funds Withheld Asset	-	1,530.6	-	-	-	1,530.6

Total invested assets	2,201.5	5,206.8	189.8	3,424.5	(3,493.9)	7,528.7

Other assets
Cash and cash equivalents	1.2	121.9	2.1	155.6	-	280.8
Premiums receivable	-	1,477.4	-	812.8	(281.9)	2,008.3
Reinsurance assets	-	790.7	-	2,221.4	(1,069.5)	1,942.6
Funds held by reinsureds	-	1,043.4	-	587.3	(256.7)	1,374.0
Deferred policy acquisition costs	-	293.6	-	86.5	-	380.1
Deferred income taxes	-	32.7	-	312.4	-	345.1
Other assets	42.7	170.2	46.1	233.9	2.1	495.0

Total assets	2,245.4	9,136.7	238.0	7,834.4	(5,099.9)	14,354.6

Liabilities and equity
Liabilities
Losses and loss adjustment expenses, gross	-	4,764.0	-	3,759.1	(680.3)	7,842.8
Unearned premiums, gross	-	827.2	-	867.8	(227.6)	1,467.4
Future life benefits, gross	-	62.4	-	496.8	(75.7)	483.5
Other reinsurance liabilities	-	1,040.4	-	398.9	(352.0)	1,087.3
Funds held under reinsurance contracts	-	247.7	-	538.9	(256.8)	529.8
Deferred income taxes	-	71.4	-	86.9	-	158.3
Accrued expenses and other liabilities	12.1	116.8	0.8	240.2	(58.3)	311.6
Notes payable	150.0	-	-	175.0	(325.0)	-
Debt	-	-	193.4	197.2	-	390.6

Total liabilities	162.1	7,129.9	194.2	6,760.8	(1,975.7)	12,271.3

Equity
Common stock and additional paid- in capital	1,569.7	1,546.1	-	1,169.3	(2,715.4)	1,569.7
Unearned stock compensation	(6.1)	-	-	-	-	(6.1)
Total accumulated other comprehensive income	261.4	242.7	4.2	51.8	(298.7)	261.4
Retained earnings (loss)	258.3	218.0	39.6	(147.5)	(110.1)	258.3

Total equity	2,083.3	2,006.8	43.8	1,073.6	(3,124.2)	2,083.3

Total liabilities and equity	2,245.4	9,136.7	238.0	7,834.4	(5,099.9)	14,354.6

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Condensed consolidating statements of cash flows

(US$ million)				Non-
Year ended	Converium	Converium	Converium	Guarantor	Consolidating
December 31, 2003	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Cash provided by (used in) operating activities	3.3	1,217.9	(1.1)	45.2	-	1,265.3

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	-	(192.4)	-	-	-	(192.4)
Proceeds from sales and maturities of fixed maturities available-for-sale	-	904.9	-	2,908.5	-	3,813.4
Purchases of fixed maturities available-for-sale	-	(1,828.1)	(14.8)	(3,211.1)	-	(5,054.0)
Proceeds from sales of equity securities	-	47.8	-	46.5	-	94.3
Purchases of equity securities	-	(178.2)	-	(66.0)	-	(244.2)
Net decrease (increase) in short-term investments	3.6	256.6	42.7	(25.8)	-	277.1
Purchase of note receivable	-	-	(25.0)	-	25.0	-
Investment in subsidiaries	29.9	(106.8)	-	-	76.9	-
All other investing activity	-	(17.1)	-	(4.9)	-	(22.0)

Net cash provided by (used in) investing activities	33.5	(1,113.3)	2.9	(352.8)	101.9	(1,327.8)

Cash flows from financing activities
Capital contribution	-	-	-	106.8	(106.8)	-
Issuance of note payable	-	-	-	25.0	(25.0)	-
Net purchases of common shares	(17.3)	-	-	-	-	(17.3)
Dividends to shareholders	(29.9)	(29.9)	-	-	29.9	(29.9)

Net cash (used in) provided by financing activities	(47.2)	(29.9)	-	131.8	(101.9)	(47.2)

Effect of exchange rate changes on cash and cash equivalents	10.8	18.7	-	(0.5)	-	29.0

Change in cash and cash equivalents	0.4	93.4	1.8	(176.3)	-	(80.7)
Cash and cash equivalents as of January 1	0.8	28.5	0.3	331.9	-	361.5

Cash and cash equivalents as of December 31	1.2	121.9	2.1	155.6	-	280.8

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Condensed consolidating statements of income

(US$ million)				Non-
Year ended	Converium	Converium	Converium	Guarantor	Consolidating
December 31, 2002	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Revenues
Net premiums written	-	1,829.6	-	1,492.6	-	3,322.2
Net premiums earned	-	1,622.4	-	1,543.1	-	3,165.5
Net investment income	12.6	117.0	0.1	135.8	(13.7)	251.8
Net realized capital (losses) gains	-	(13.9)	-	3.6	-	(10.3)
Other (loss) income	(0.5)	11.9	-	(2.5)	(10.1)	(1.2)

Total revenues	12.1	1,737.4	0.1	1,680.0	(23.8)	3,405.8

Benefits, losses and expenses
Losses and loss adjustment expenses and life benefits	-	(1,178.7)	-	(1,313.3)	-	(2,492.0)
Underwriting acquisition costs	-	(291.0)	-	(375.7)	-	(666.7)
Other operating and administration expenses	20.7	(98.6)	0.2	(95.6)	-	(173.3)
Interest expense	(10.7)	(1.2)	(0.3)	(28.0)	23.8	(16.4)

Total benefits, losses and expenses	10.0	(1,569.5)	(0.1)	(1,812.6)	23.8	(3,348.4)

Income (loss) before taxes	22.1	167.9	-	(132.6)	-	57.4
Income tax (expense) benefit	(2.2)	0.5	-	51.1	-	49.4

Income (loss) before equity in income (loss) of subsidiaries	19.9	168.4	-	(81.5)	-	106.8

Equity in income (loss) of subsidiaries	86.9	(81.5)	-	-	(5.4)	-

Net income (loss)	106.8	86.9	-	(81.5)	(5.4)	106.8

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Consolidating balance sheets

				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
December 31, 2002	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Assets
Invested assets
Fixed maturities	-	640.1	-	2,803.0	-	3,443.1
Equity securities	-	228.2	-	302.6	-	530.8
Investment in subsidiaries	1,684.3	838.4	-	-	(2,522.7)	-
Notes receivable	150.0	-	150.0	-	(300.0)	-
Short-term and other investments	26.8	435.6	42.7	13.4	(23.2)	495.3
Total investments	1,861.1	2,142.3	192.7	3,119.0	(2,845.9)	4,469.2

Funds Withheld Asset	-	1,648.1	-	-	-	1,648.1
Total invested assets	1,861.1	3,790.4	192.7	3,119.0	(2,845.9)	6,117.3

Other assets
Cash and cash equivalents	0.8	28.5	0.3	331.9	-	361.5
Premiums receivable	-	1,276.3	-	517.8	(72.8)	1,721.3
Reinsurance assets	-	942.8	-	1,507.2	(582.4)	1,867.6
Funds held by reinsureds	-	801.0	-	380.7	(245.8)	935.9
Deferred policy acquisition costs	-	174.1	-	90.8	-	264.9
Deferred income taxes	-	37.3	-	354.5	-	391.8
Other assets	29.7	154.9	1.1	217.5	(12.5)	390.7

Total assets	1,891.6	7,205.3	194.1	6,519.4	(3,759.4)	12,051.0

Liabilities and equity
Liabilities
Losses and loss adjustment expenses, gross	-	3,724.9	-	3,553.5	(457.1)	6,821.3
Unearned premiums, gross	-	762.4	-	516.7	(108.4)	1,170.7
Future life benefits, gross	-	-	-	371.7	-	371.7
Other reinsurance liabilities	-	588.9	-	173.7	(101.0)	661.6
Funds held under reinsurance contracts	-	345.8	-	329.6	(245.9)	429.5
Deferred income taxes	-	37.8	-	96.1	-	133.9
Accrued expenses and other liabilities	3.6	61.2	0.4	293.0	(24.3)	333.9
Notes payable	150.0	-	-	150.0	(300.0)	-
Debt	-	-	193.4	197.0	-	390.4

Total liabilities	153.6	5,521.0	193.8	5,681.3	(1,236.7)	10,313.0

Equity
Common stock and additional paid- in capital	1,580.6	1,546.1	-	960.9	(2,507.0)	1,580.6
Unearned stock compensation	(10.0)	-	-	-	-	(10.0)
Total accumulated other comprehensive income (loss)	60.6	51.3	0.3	(41.3)	(10.3)	60.6
Retained earnings (loss)	106.8	86.9	-	(81.5)	(5.4)	106.8

Total equity	1,738.0	1,684.3	0.3	838.1	(2,522.7)	1,738.0

Total liabilities and equity	1,891.6	7,205.3	194.1	6,519.4	(3,759.4)	12,051.0

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Condensed consolidating statements of cash flows

(US$ million)				Non-
Year ended	Converium	Converium	Converium	Guarantor	Consolidating
December 31, 2002	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Cash provided by operating activities	2.0	635.2	1.1	232.1	-	870.4

Cash flows from investing activities
Proceeds from sales and maturities of fixed maturities	-	476.6	-	4,096.7	-	4,573.3
Purchases of fixed maturities	-	(1,054.1)	-	(4,321.2)	-	(5,375.3)
Proceeds from sales of equity securities	-	144.1	-	455.1	-	599.2
Purchases of equity securities	-	(284.1)	-	(367.0)	-	(651.1)
Net (increase) decrease in short-term investments	(3.6)	(264.6)	(42.7)	82.4	-	(228.5)
Purchase of note receivable	-	-	(150.0)	-	150.0	-
Investment in subsidiaries	-	(104.8)	-	-	104.8	-
All other investing activity	-	(9.9)	(1.8)	0.8	-	(10.9)

Net cash (used in) provided by investing activities	(3.6)	(1,096.8)	(194.5)	(53.2)	254.8	(1,093.3)

Cash flows from financing activities
Issuance of guaranteed subordinated notes	-	-	193.7	-	-	193.7
Issuance of note payable	-	150.0	-	-	(150.0)	-
Capital contribution	-	-	-	104.8	(104.8)	-
Net purchases of common shares	(14.7)	-	-	-	-	(14.7)

Net cash (used in) provided by financing activities	(14.7)	150.0	193.7	104.8	(254.8)	179.0

Effect of exchange rate changes on cash and cash equivalents	-	(0.6)	-	(14.5)	-	(15.1)

Change in cash and cash equivalents	(16.3)	(312.2)	0.3	269.2	-	(59.0)
Cash and cash equivalents as of January 1	17.1	340.7	-	62.7	-	420.5

Cash and cash equivalents as of December 31	0.8	28.5	0.3	331.9	-	361.5

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Condensed consolidating statements of income

(US$ million)			Non-
Year ended	Converium	Converium	Guarantor	Consolidating
December 31, 2001	Holding AG	AG	Entities	Adjustments	Consolidated

Revenues
Net premiums written	-	1,269.9	1,212.7	-	2,482.6
Net premiums earned	-	1,118.2	1,177.0	-	2,295.2
Net investment income	1.5	88.5	139.0	(0.3)	228.7
Net realized capital gains (losses)	-	2.5	(20.9)	-	(18.4)
Other income (loss)	-	3.9	(9.0)	(0.7)	(5.8)

Total revenues	1.5	1,213.1	1,286.1	(1.0)	2,499.7

Benefits, losses and expenses
Losses, loss adjustment expenses and life benefits	-	(997.9)	(1,303.1)	0.5	(2,300.5)
Underwriting acquisition costs	-	(221.3)	(286.8)	-	(508.1)
Other operating and administration expenses	(1.2)	(54.8)	(90.9)	0.5	(146.4)
Interest expense, amortization of goodwill and restructuring costs	(1.2)	(40.6)	(40.2)	-	(82.0)

Total benefits, losses and expenses	(2.4)	(1,314.6)	(1,721.0)	1.0	(3,037.0)

Loss before taxes	(0.9)	(101.5)	(434.9)	-	(537.3)
Income tax benefit	-	3.5	166.4	-	169.9

Net loss	(0.9)	(98.0)	(268.5)	-	(367.4)

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Consolidating balance sheets

			Non-
(US$ million)	Converium	Converium	Guarantor	Consolidating
December 31, 2001	Holding AG	AG	Entities	Adjustments	Consolidated

Assets
Invested assets
Fixed maturities	-	67.2	2,264.2	-	2,331.4
Equity securities	-	180.8	520.6	-	701.4
Investment in subsidiaries	1,560.0	739.6	-	(2,299.6)	-
Notes receivable	150.0	150.0	-	(300.0)	-
Short-term and other investments	-	155.2	129.4	-	284.6
Total investments	1,710.0	1,292.8	2,914.2	(2,599.6)	3,317.4

Funds Withheld Asset	-	1,598.5	-	-	1,598.5
Total invested assets	1,710.0	2,891.3	2,914.2	(2,599.6)	4,915.9

Other assets
Cash and cash equivalents	17.1	340.7	62.7	-	420.5
Premiums receivable	-	688.0	281.8	45.3	1,015.1
Reinsurance assets	-	1,095.0	1,727.3	(754.0)	2,068.3
Funds held by reinsureds	-	162.5	364.1	(3.2)	523.4
Deferred policy acquisition costs	-	102.8	115.1	-	217.9
Deferred income taxes	-	11.0	289.4	-	300.4
Other assets	1.1	95.4	146.1	2.4	245.0

Total assets	1,728.2	5,386.7	5,900.7	(3,309.1)	9,706.5

Liabilities and equity
Liabilities
Losses and loss adjustment expenses, gross	-	2,748.2	3,410.6	(448.3)	5,710.5
Unearned premiums, gross	-	515.2	452.0	1.5	968.7
Future life benefits, gross	-	-	252.0	-	252.0
Other reinsurance liabilities	-	200.3	115.6	-	315.9
Funds held under reinsurance contracts	-	308.3	375.2	(252.7)	430.8
Deferred income taxes	-	25.5	81.0	-	106.5
Accrued expenses and other liabilities	7.4	29.2	127.7	(10.0)	154.3
Notes payable	150.0	-	150.0	(300.0)	-
Debt	-	-	197.0	-	197.0

Total liabilities	157.4	3,826.7	5,161.1	(1,009.5)	8,135.7

Equity
Common stock and additional paid-in capital	1,589.5	1,552.7	771.8	(2,324.5)	1,589.5
Unearned stock compensation	(27.1)	-	-	-	(27.1)
Total accumulated other comprehensive income (loss)	8.4	7.3	(32.2)	24.9	8.4

Total equity	1,570.8	1,560.0	739.6	(2,299.6)	1,570.8

Total liabilities and equity	1,728.2	5,386.7	5,900.7	(3,309.1)	9,706.5

Converium Holding AG and Subsidiaries

Notes to the consolidated and historical combined

financial statements — (continued)

Condensed consolidating statements of cash flows

			Non-
(US$ million)	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2001	Holding AG	AG	Entities	Adjustments	Consolidated

Cash provided by (used in) operating activities	5.9	421.3	(120.5)	4.8	311.5

Cash flows from investing activities
Proceeds from sales and maturities of fixed maturities	-	100.0	1,792.2	-	1,892.2
Purchases of fixed maturities	-	(123.6)	(1,846.1)	-	(1,969.7)
Proceeds from sales of equity securities	-	38.1	250.5	-	288.6
Purchases of equity securities	-	(152.9)	(272.8)	-	(425.7)
Net decrease in short-term investments	-	13.5	12.1	-	25.6
Net change in Funds Withheld Asset	-	(290.6)	-	-	(290.6)
Purchase of real estate held for investment	-	(139.4)	-	-	(139.4)
Purchase of note receivable	(150.0)	(150.0)	-	300.0	-
Investment in subsidiaries	(822.9)	-	-	822.9	-
All other investing activity	-	(13.7)	5.4	-	(8.3)

Net cash (used in) provided by investing activities	(972.9)	(718.6)	(58.7)	1,122.9	(627.3)

Cash flows from financing activities
Issuance of note payable	150.0	-	150.0	(300.0)	-
Capital contribution	-	822.9	-	(822.9)	-
Net transfers from Zurich Financial Services	834.1	9.5	17.6	-	861.2
Payable to Zurich Financial Services	-	(233.4)	-	-	(233.4)

Net cash provided by (used in) financing activities	984.1	599.0	167.6	(1,122.9)	627.8

Effect of exchange rate changes on cash and cash equivalents	-	(42.0)	33.4	(4.8)	(13.4)

Change in cash and cash equivalents	17.1	259.7	21.8	-	298.6
Cash and cash equivalents as of January 1	-	81.0	40.9	-	121.9

Cash and cash equivalents as of December 31	17.1	340.7	62.7	-	420.5

Converium Holding AG

Report of the statutory auditors

To the Annual General Meeting of Converium Holding AG, Zug

As statutory auditors, we have audited the accounting records and the financial statements (balance sheets, income statements and notes included on pages F-89 to F-94) of Converium Holding AG for the year ended December 31, 2003.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audits were conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company’s articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers Ltd

M. Frei

A. Hill

Zurich, February 13, 2004

Converium Holding AG

Principal activity and review of the year

Converium Holding AG is the holding company of Converium with primary listings on the SWX Swiss Exchange and on the NYSE New York Stock Exchange. Converium Holding AG was incorporated on June 19, 2001 with a share capital of CHF 100,000. As part of the Transactions, Converium Holding AG was established as the holding company of Converium and its share capital was increased to CHF 400,000,000. The shares of Converium Holding AG were placed in an initial public offering in December 2001 and trading in Converium Holding AG shares started on the SWX Swiss Exchange and NYSE New York Stock Exchange on December 11, 2001. In 2002, the share capital was increased to CHF 400,062,170 by issuing 6,217 shares with a nominal value of CHF 10 each.

Its principal activity is the holding of affiliates and the management of the Converium brand.

The income consists mainly of royalty fees and interest and dividend income. The net income of Converium Holding AG was CHF 70.4 million for the year ended December 31, 2003.

Converium Holding AG

Statements of income

(CHF million)
Year ended December 31	Notes	2003	2002	2001*

Income
Royalty fees	7	44.8	37.2	-
Interest income	5	17.7	20.9	2.5
Dividend income		37.0	7.0	-
Foreign exchange gains		1.1	7.5	0.1

Total income		100.6	72.6	2.6

Expenses
Other operating and administration expenses		(11.5)	(5.1)	(1.9)
Interest expense	6	(14.0)	(16.6)	(2.0)
Taxes	3	(4.7)	(3.3)	(0.2)

Total expenses		(30.2)	(25.0)	(4.1)

Net income (loss)		70.4	47.6	(1.5)

*	The financial period 2001 was from June 19, 2001 (date of incorporation) to December 31, 2001.

The notes to the financial statements are an integral part of these financial statements.

Converium Holding AG

Balance sheets

(CHF million)
Year ended December 31	Notes	2003	2002	2001

Assets
Invested assets
Common stock treasury shares		14.9	5.7	-
Investments in affiliates	4	2,809.5	2,809.5	2,809.5
Note receivable from Converium Reinsurance (North America) Inc.	5	186.7	208.1	249.4
Short term loan to Converium AG		55.6	32.2	-
Short term investments		-	5.0	-

Total invested assets		3,066.7	3,060.5	3,058.9

Current assets
Cash and cash equivalents		1.5	1.2	28.4
Other receivables from affiliates		50.0	43.2	12.0
Accrued income		3.0	1.5	1.8

Total current assets		54.5	45.9	42.2

Total assets		3,121.2	3,106.4	3,101.1

Liabilities and shareholders’ equity
Liabilities
Note payable to Converium Finance S.A., Luxembourg	6	186.7	208.1	-
Note payable to Converium AG	6	-	-	249.4
Other payables to affiliates		5.8	3.3	23.5
Accrued expenses		41.8	38.7	20.0

Total liabilities		234.3	250.1	292.9

Shareholders’ equity
Common stock	9	400.0	400.0	400.0
Additional paid-in capital (general legal reserve)	9	2,400.3	2,404.5	2,409.7
Reserve for treasury shares	9	14.9	5.7	-
Retained earnings, beginning of period		1.3	(1.5)	-
Net income		70.4	47.6	(1.5)

Retained earnings, end of period		71.7	46.1	(1.5)

Total equity		2,886.9	2,856.3	2,808.2

Total liabilities and shareholders’ equity		3,121.2	3,106.4	3,101.1

The notes to the financial statements are an integral part of these financial statements.

Converium Holding AG

Notes to the financial statements

1. Basis of preparation

Converium Holding AG presents its financial statements in accordance with Swiss Law, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States (US GAAP). The primary differences from US GAAP are that these Swiss Law statements are unconsolidated, and the Investments in affiliates are carried at a value no higher than their cost less adjustments for impairment, if any, rather than at their US GAAP net equity.

2. Summary of significant accounting policies

(a) Foreign currency translation

Assets and liabilities in foreign currencies are translated at the end of period exchange rates, whereas statements of income are translated at average exchange rates for the period. The resulting exchange differences are recorded in the statement of income.

(b) Investments in affiliates

Investments in affiliates are equity interests, which are held on a long-term basis for the purpose of the holding company’s business activities. They are carried at a value no higher than their cost less adjustments for impairment, if any.

3. Taxes

As a Swiss holding company, Converium Holding AG is not subject to income taxes on its dividend income on its Investments in affiliates. The tax expense consists mainly of income tax.

4. Investments in affiliates

Investments in affiliates consist of a 100% interest in Converium AG with a carrying value of CHF 2,809.5 million.

5. Note receivable from Converium Reinsurance (North America) Inc.

The note receivable from Converium Reinsurance (North America) Inc. is a surplus contribution note with a principal of US$ 150.0 million bearing interest at 8.75% per annum. It was issued on October 1, 2001 and is due on October 1, 2006.

6. Note payable to Converium Finance S.A., Luxembourg/Converium AG

The note payable to Converium Finance S.A., Luxembourg has a principal of US$ 150.0 million with interest of 7.0% per annum. It was originally issued on October 1, 2001 and is due on October 1, 2006. It was originally payable to Converium AG but during 2002 it was transferred by Converium AG to Converium Finance S.A., Luxembourg.

Converium Holding AG

Notes to the financial statements — (continued)

7. Royalty fees

Converium Holding AG receives from its subsidiaries a royalty fee of 1% of net premiums written on a local statutory basis for use of the Converium brand name.

8. Guarantee

Converium Finance S.A., Luxembourg issued guaranteed subordinated notes due in 2032 of US$ 200.0 million with interest of 8.25% payable quarterly in arrears. Converium Holding AG, jointly and severally along with Converium AG, irrevocably and unconditionally guarantee on a subordinated basis payments on these notes.

9. Shareholders’ equity

(a) Changes in equity

(CHF million, except share	Number	Common		Reserve for	Retained	Total
information)	of shares	Stock	APIC(1)	treasury shares	earnings(2)	equity

Balance as of January 1, 2001	-	-	-	-	-	-
Incorporation on June 19, 2001	10,000	0.1	-	-	-	0.1
Share capital increase and contributions	39,990,000	399.9	2,409.7	-	-	2,809.6
Net loss	-	-	-	-	(1.5)	(1.5)

Balance as of December 31, 2001	40,000,000	400.0	2,409.7	-	(1.5)	2,808.2

Balance as of January 1, 2002	40,000,000	400.0	2,409.7	-	(1.5)	2,808.2
Share capital increase	6,217	-	0.5	-	-	0.5
Reserve for treasury shares	-	-	(5.7)	5.7	-	-
Net income	-	-	-	-	47.6	47.6

Balance as of December 31, 2002	40,006,217	400.0	2,404.5	5.7	46.1	2,856.3

Balance as of January 1, 2003	40,006,217	400.0	2,404.5	5.7	46.1	2,856.3
Reserve for treasury shares	-	-	(9.2)	9.2	-	-
Dividend to shareholders	-	-	-	-	(39.8)	(39.8)
Allocation to reserves	-	-	5.0	-	(5.0)	-
Net income	-	-	-	-	70.4	70.4

Balance as of December 31, 2003	40,006,217	400.0	2,400.3	14.9	71.7	2,886.9

(1)	Additional paid-in capital (general legal reserve)

(2)	Before appropriation of available earnings

Converium Holding AG

Notes to the financial statements — (continued)

(b) Issued share capital

The share capital of CHF 400,062,170 as of December 31, 2003 and 2002 consists of 40,006,217 fully paid in registered shares with a nominal value of CHF 10 each. The share capital of CHF 400,000,000 as of December 31, 2001 consists of 40,000,000 fully paid in registered shares with a nominal value of CHF 10 each. All shares are entitled to receive dividends. Through the exercise of option or conversion rights, the share capital was increased in 2002 to CHF 400,062,170 by issuing 6,217 shares with a nominal value of CHF 10 each.

(c) Contingent share capital

Pursuant to Converium Holding AG’s Articles of Incorporation, share capital can be increased by the issuance of a maximum of four million fully paid registered shares of CHF 10 nominal value each, amounting to a maximum of CHF 40 million, in conjunction with Converium’s obligations to employees and members of the Board of Directors under various compensation plans. At December 31, 2003, CHF 62,170 of the contingent share capital, or 6,217 ordinary shares, were exercised in 2002.

	Number of
	shares of	Contingent
	contingent	share capital
	share capital	(CHF)

Resolution by extraordinary general meeting of September 24, 2001 on contingent share capital	4,000,000	40,000,000
Balance, December 31, 2001	4,000,000	40,000,000
Share capital increase	(6,217)	(62,170)
Balance, December 31, 2002	3,993,783	39,937,830
Share capital activity	-	-
Balance, December 31, 2003	3,993,783	39,937,830

(d) Reserve for treasury shares

The table below shows the movements in treasury shares of Converium Holding AG held by Converium.

Year ended December 31	2003 2002
		Purchase/		Purchase/
	Number	sales value	Number	sales value
	of shares	(CHF million)	of shares	(CHF million)

Reserve for treasury shares
Balance, January 1	101,570	5.7	-	-
Purchases	377,650	23.3	349,126	22.8
Sales	248,623	14.1	247,556	17.1

Balance, December 31	230,597	14.9	101,570	5.7

Average purchase price	CHF 61.57		CHF 65.27
Average selling price	CHF 60.03		CHF 69.16

Converium Holding AG

Notes to the financial statements — (continued)

10. Shareholders

As of December 31, 2003, 2,690 shareholders holding 27.5 million shares were registered in the share register of Converium Holding AG. 2,172 of these shareholders were private individuals holding 2.39% of the total number of outstanding shares, 195 were foundations and pension funds holding 5.14% and 323 were other legal entities holding 61.32% of the total number of outstanding shares.

In accordance with the notification requirements as set by the SWX Swiss Exchange, the following significant share holdings were notified to Converium Holding AG as of December 31, 2003:

•	Fidelity International Limited (“Fidelity”), Hamilton, Bermuda: 9.87% (date of notification April 28, 2003).

•	Wellington Management Company LLP (“Wellington”), Boston, Massachusetts, United States: 7.68% (date of notification January 11, 2002).

Only one shareholder, European Growth SICAV Luxembourg: 6.01% (a fund managed by Fidelity), is registered in Converium’s share register with an individual shareholding exceeding the 5% threshold specified in article 663c of the Swiss Code of Obligations.

Fidelity is an investment advisor, which provides investment advisory and management services to non-US investment companies, trusts and institutions. Wellington is an investment advisor and portfolio manager with voting authority for 47 clients, none of which has an individual shareholding in excess of 5%. Converium does not hold any interlocking shareholdings with any other joint-stock companies.

Glossary of selected insurance and reinsurance terms

Annuity	A contract that pays a periodic income benefit for the life of a person (the annuitant) or for a specified number of years, or a combination of the two, in return for a single premium payment. Immediate annuities provide income from the date the policy is taken out, and deferred annuities provide income at a future specified date.

Cede; ceding insurer; cession	When an insurer reinsures its risk with another insurer (a “cession”), it “cedes” business and is referred to as the “ceding insurer.”

Co-insurance	Also referred to as original terms reinsurance, and refers to reinsurance contracts in which the reinsurer receives a portion of the premiums paid to the ceding company on the policies. Reinsurance premiums under a co-insurance contract will normally have the same premium arrangement as the original insurance policies, which may extend over several years.

Combined ratio	The sum of the loss ratio and the expense ratio for a non-life insurance company or a reinsurance company. A combined ratio below 100 generally indicates profitable underwriting. A combined ratio over 100 generally indicates unprofitable underwriting. An insurance company with a combined ratio over 100 may be profitable to the extent net investment results exceed underwriting losses.

Expense ratio	The ratio of non-life insurance or reinsurance operating expenses (i.e., acquisition costs and profit participation net of reinsurance commissions) to net premiums earned plus administration expenses to net premiums written.

Facultative reinsurance	The reinsurance of part or all of the insurance provided by a single policy negotiated on a contract-by-contract basis.

Finite risk	Insurance and reinsurance policies under which the aggregate risk to the insurer or reinsurer is capped at a finite limit. Typically, such policies have maturities of several years and provide for sharing profits arising from the policy with the client at the policy maturity. The policy limit-to-premium ratio is frequently significantly lower than under traditional insurance and reinsurance policies.

Gross premiums written	Total premiums (whether or not earned) for insurance contracts written or assumed (including deposits for contracts with an insignificant amount of mortality or morbidity risk) during a specific period, without deduction for premiums ceded.

Incurred but not yet reported (“IBNR”) reserves	Reserves for estimated losses and LAE which have been incurred but not yet reported to the insurer or reinsurer, including future development of claims which have been reported to the insurer or reinsurer but where the established reserves may ultimately prove to be inadequate.

Lapse	Termination of a policy because of surrender, failure to pay a premium or lack of sufficient cash value to maintain in-force status.

Loss	An insured event that is the basis for submission or payment of a benefit under an insurance policy. Losses may be covered, limited or excluded from coverage, depending on the terms of the policy.

Loss adjustment expenses (“LAE”)	The expenses of investigating and settling claims, including certain legal and other fees, and the expenses of administering the claims adjustment process.

Loss ratio	The ratio of a non-life insurance or reinsurance company’s net incurred losses and LAE to net premiums earned.

Loss reserves	Reserves established by an insurer or reinsurer and reflected on its balance sheet to reflect the estimated cost of payments for claims for which the insurer or reinsurer ultimately will be required to indemnify insureds or reinsureds in the future in respect of losses occurring on or prior to the balance sheet date on insurance or reinsurance it has written and that has been earned. Loss reserves are composed of individual case reserves for reported claims and IBNR reserves.

Modified co-insurance	A form of reinsurance which differs from co-insurance only in that reserves are retained by the ceding company while the risk remains with the reinsurer. The ceding company normally pays interest to replace the interest the reinsurer would have earned if it had held the assets corresponding to the reserves in its own investment portfolio. We principally use the term to refer to a proportional reinsurance product offered by our Converium Life operations to clients to finance their initial acquisition costs such as agent and broker commissions.

National Association of Insurance Commissioners	An association of the top insurance regulatory officials of all 50 states and the District of Columbia organized to promote consistency of regulatory practice and statutory accounting standards throughout the United States.

Net premiums written	Gross premiums less premiums ceded for reinsurance.

Non proportional reinsurance	Reinsurance under which the reinsurer’s participation in a claim depends on the size of the claim. Also known as “excess reinsurance.”

Participating contracts	Insurance in which the policyholder is entitled to participate in the earnings or surplus of the insurance enterprise. The participation occurs through the distribution of dividends to policyholders.

Premiums earned	That portion of gross premiums written in current and past periods applying to the expired portion of the policy period.

Proportional reinsurance	Arrangement whereby the insurer cedes to the reinsurer an agreed fixed percentage of premiums and claims and other liabilities for each policy covered on a pro rata basis.

Reinsurance	The practice whereby one insurer, called the reinsurer, in consideration for premiums received, agrees to indemnify the ceding insurer for all or a portion of the risk under a policy or policies of insurance issued by the ceding insurer. The legal rights of the insured generally are not affected by the reinsurance transaction, and the insurance enterprise issuing the insurance contract remains liable to the insured for payment of policy benefits.

Reserves	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments, benefits payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in accordance with the insurance or reinsurance it has written.

Retention	The amount or portion of risk which a ceding insurer retains for its own account. Losses and loss expenses paid by the ceding insurer in excess of the retention level are then reimbursed to the insurer by the reinsurer. In proportional insurance, the retention may be a percentage of the original policy’s limit. In non-proportional insurance, the retention is an amount of loss, a loss ratio or a percentage.

Retrocessional Reinsurance	An arrangement under which a reinsurer cedes to another reinsurer (the “retrocessionaire”) all or a portion of the insurance risks reinsured by the first reinsurer. Retrocessional reinsurance generally does not legally discharge the ceding reinsurer from its liability to the original ceding company.

Separate account	Investment account established and maintained by an insurer to which funds have been allocated for certain insurance policies or contracts of the insurer. The income, gains and losses realized from assets allocated to the account are, in accordance with the insurance policies or contracts, credited to or charged against the account without regard to other income, gains or losses of the company or the company’s other separate accounts. Separate accounts cannot generally be charged with the liabilities of the general account. Products meeting this definition are often referred to as “investment linked” or “unit linked” products. The policyholders bear all of the investment risk for these products.

Survival Ratio	An industry measure of the number of years it would take a company to exhaust its A&E reserves for losses and loss expenses based on that company’s current level of A&E claims payments. The ratio is derived by dividing the current ending losses and loss expense reserves by the average annual payments for the prior three years. The ratio is computed based on the ending reserves for losses and loss expenses over the respective claims settlements during the fiscal year.

Surrender	Many life insurance products permit the insured to withdraw a portion of the cash surrender value of the contract. Future benefits are reduced accordingly.

Tail	The period of time that elapses between the incurrence and settlement of losses under a policy. A “short-tail” insurance product is one where ultimate losses are known and settled comparatively quickly; ultimate losses under a “long-tail” insurance product are sometimes not known and settled for many years.

Term life insurance	Life insurance protection for a limited period which expires without maturity value if the insured survives the period specified in the policy.

Treaty reinsurance	A type of reinsurance whereby the ceding company automatically cedes and the reinsurer automatically assumes a predetermined portion or category of specified risks underwritten by the ceding company.

Underwriting	The process whereby an insurer or reinsurer reviews applications submitted for insurance or reinsurance coverage and determines whether it will provide all or part of the coverage being requested for an agreed premium.

Underwriting results	The pre-tax profit or loss experienced by a non-life insurance company or reinsurance company after deducting incurred losses and loss expenses and operating expenses from premiums earned. This profit and loss calculation includes reinsurance assumed and ceded but excludes investment income.

Unit linked	See “Separate account.”

Unit trust	Unit trusts can be invested in stocks, shares, government securities and other investment instruments. The fund is divided into units, which fluctuate in value, depending on the value of the overall fund. The unit trust is an open ended fund which means it has a variable number of units in issue at any one time. Units are bought from and sold to the fund manager.

Universal life insurance	A life insurance product under which premiums are generally flexible, the level of death benefits may be adjusted and expenses and other charges are specifically disclosed to the policyholder and deducted from their account balance.

Whole life insurance	A permanent life insurance product offering guaranteed death benefits and guaranteed cash values.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Benjamin Gentsch Name: Benjamin Gentsch Title: Executive Vice President, Converium Holding AG

By:	/s/ Christian Felderer Name: Christian Felderer Title: General Legal Counsel, Converium Holding AG

Date:  October 6, 2004